46


07022332

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pembina Pipeline Income Fund

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34997

FISCAL YEAR 12-31-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

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OICF/BY: dw

DAT : 4/9/07

File No. 82-34997

AR/S
12-31-06



Pembina Pipeline Income Fund

2006 ANNUAL REPORT

Table of Contents

Forward-Looking Information and Statements

The information contained in this Annual Report contains certain forward-looking statements and information that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements and information can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "intends", "targets", "believes", "estimates", "continue", "designed", "objective", "maintain", "schedule" and similar expressions. In particular, this Annual Report contains forward-looking statements with respect to: future stability and sustainability of cash distributions to Unitholders; ongoing expansions of and additions to our asset base; future growth and growth potential in Pembina's conventional pipelines, oil sands infrastructure and midstream operations; potential revenue enhancement; continued high levels of oil and gas activity and increased oil and gas production in proximity to our pipelines and other assets; additional throughput potential on additional connections; expected project start-up and construction dates; future distributions, payout ratios and taxation of distributions; the completion of future debt and equity financings; future capital expenditure requirements; the future development of the condensate project, CO_2 flooding and the expansion of midstream services. These statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, tax laws and treatment, fluctuations in operating results, the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments, construction delays and labor and material shortages, and certain other risks detailed from time to time in the Fund's public disclosure documents. The Fund believes the expectations reflected in these forward-looking statements and information are reasonable as of the date hereof but no assurance can be given that these expectations will prove to be correct. Undue reliance should not be placed on these forward-looking statements and information as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements and information are expressly qualified by the above statements. The Fund does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

OUR INTEGRATED BUSINESS MODEL





Oil Sands Infrastructure
→ long-term contracts
→ connected to long-life reserves
→ stable returns that are independent of throughput and capacity utilization
Conventional Pipelines
→ contract and market-based revenue
→ ideally positioned to exploit existing capacity and attract new business
→ accretive development potential
Midstream Business
→ knowledge based enterprise generates incremental value from existing assets
→ expand service offering
→ extend life of conventional assets



CORPORATE PROFILE Pembina Pipeline Income Fund, following nine years of expansion, diversification and development, is among the predominant issuers within the Canadian energy infrastructure income trust sector. With an enterprise value of $2.6 billion and 126 million Trust Units outstanding, Pembina offers a stable, liquid trust sector investment.

Pembina's solid foundation of premium assets generates the consistent and sustainable monthly cash distributions to Unitholders that has become the hallmark of the Fund. A leader in Alberta's liquids feeder pipeline industry with a growing presence in the oil sands and midstream sectors, Pembina's dependable network of approximately 8,400 kilometres of pipeline and related assets provide an integral service to the western Canadian energy industry.

Pembina Pipeline Income Fund, an unincorporated open-ended trust, pays monthly cash distributions to Unitholders. Pembina's publicly-traded securities trade on the Toronto Stock Exchange under the symbols: PIF.UN – Trust Units; PIF.DB.A and PIF.DB.B – convertible debentures. Pembina's corporate head office is located in Calgary, Alberta.

Unitholders are invited to attend Pembina's annual general meeting on April 27, 2007 at 2:00 pm. The meeting will be held in the Grand Lecture Theatre, The Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta.

PIF.UN

2006 HIGHLIGHTS Consecutive annual increases in distributed cash reflects growth in both Pembina's asset and Unitholder base. Distributed cash rose by 25 percent in 2006.

	2006	2005
Revenue (millions)	$ 335.8	$ 290.5
Distributed cash[1] (millions)	$ 142.3	$ 113.5
Distributed cash per Trust Unit[1]	$ 1.165	$ 1.05
Trust Units outstanding (weighted average in millions)	122.1	108.1
Average daily trading volume (units per day)	257,893	227,000
Total enterprise value[1] (at December 31)	$2,655.1	$2,500.2
Total debt to total enterprise value	23.74%	27.30%
Throughput volumes (thousands of barrels per day)[2]		
Alberta	425.8	411.6
BC[3]	22.7	23.8
Total conventional pipelines	448.5	435.4
Oil sands infrastructure	389.0	389.0
Total	837.5	824.4

[1] *Refer to "Non-GAAP Measures" on page 36.*
[2] *Actual throughput reported for conventional pipelines and contracted capacity for oil sands.*
[3] *Western system throughputs only.*

Credit Agency Ratings[1]

PEMBINA PIPELINE INCOME FUND	
DBRS stability rating	STA-2 (low)
S&P stability rating	SR-2
PEMBINA PIPELINE CORPORATION	
DBRS senior secured debt rating	BBB high
DBRS senior unsecured debt rating	BBB
S&P's credit profile rating	BBB
S&P's senior secured debt rating	BBB plus
S&P's senior unsecured debt rating	BBB

[1] *As at March 8, 2007.*

2006 Highlights

Comparative Total Returns



(Index Value)
300
250
200
150
100
50
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
PIF.UN
BMO Power & Pipes Index
S&P/TSX Composite Index



Data provided by BMO Nesbitt Burns Income Trust Research, indexed to 100 at October, 1997.

Historic Distributions



$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Q4 1997
Q1 Q2 Q3 Q4 1998
Q1 Q2 Q3 Q4 1999
Q1 Q2 Q3 Q4 2000
Q1 Q2 Q3 Q4 2001
Q1 Q2 Q3 Q4 2002
Q1 Q2 Q3 Q4 2003
Q1 Q2 Q3 Q4 2004
Q1 Q2 Q3 Q4 2005
Q1 Q2 Q3 Q4 2006
Monthly Distributions Depicted by Quarter ($ per Unit)
Cumulative Distributions ($ per Unit)

OUR BUSINESS SEGMENTS Pembina has structured its conventional business to prosper in a dynamic energy environment. Our oil sands infrastructure provides a gateway to rapid development of the vast oil sands resource located in northeastern Alberta.

CONVENTIONAL PIPELINES

Alberta

Pembina's seven operated and two non-operated crude oil and natural gas liquids ("NGL") pipelines located in Alberta transported an average of 425,800 barrels per day in 2006. For the second consecutive year, Pembina reported increased throughputs on its Alberta pipelines, the result of record levels of oil and natural gas exploration and development activity in several of Pembina's key service regions.

British Columbia ("BC")

Pembina's BC pipelines consist of the gathering system upstream of Taylor, BC, Pembina's BC transportation hub and the Western system. The pipelines forming the gathering system collectively transported an average of 32,300 barrels per day in 2006, essentially all of the crude oil and condensate produced in BC during that period.

Pembina's conventional pipelines transported approximately 450,000 barrels per day of crude oil and natural gas liquids, roughly one-half of the light crude oil produced in western Canada.

OIL SANDS INFRASTRUCTURE

Alberta Oil Sands Pipeline ("AOSPL")

Pembina's AOSPL system provides dedicated transportation service to the Syncrude project, with a contracted capacity of 389,000 barrels per day. The long-term, contract based returns generated by this asset are independent of actual pipeline throughout and capacity utilization.

Horizon Pipeline

Construction on the $350 million pipeline expansion providing exclusive transportation to Canadian Natural Resources Limited's Horizon Oil Sands Project began in late 2006. This expansion will increase capacity by 250,000 barrels per day of synthetic crude oil and is scheduled for completion in mid-2008. The Horizon Pipeline will be operated under the terms of a 25-year extendible transportation agreement.

Cheecham Lateral

The Cheecham Lateral is a 56-kilometre pipeline that transports product from an outlet point on Pembina's AOSPL system to a terminalling facility near Cheecham, Alberta. This pipeline, fully contracted for a 25-year term, has the capacity to transport 136,000 barrels per day of synthetic crude oil. The Cheecham Lateral commenced generating revenue February 1, 2007.

Following the completion of the Horizon Pipeline, Pembina will have the capacity to transport approximately 640,000 barrels per day of synthetic crude oil from the oil sands region.

MIDSTREAM BUSINESS

Ethylene Storage

The Fort Saskatchewan Ethylene Storage Facility is the sole large-scale underground ethylene storage facility in Alberta. Pembina's 50 percent non-operated interest in this asset provides contracted, long-term returns and diversifies Pembina's business into the petrochemical sector without commodity price exposure.

Terminalling, Storage and Hub Services

Pembina has developed terminalling, storage and hub services on the Cremona, Swan Hills and Drayton Valley (Pembina system) pipeline systems. Plans are underway to expand the midstream offering which will eventually include services upstream of Pembina's existing pipelines, vertically integrating our midstream and conventional pipeline operations.

Initiatives undertaken by the midstream business unit exploit the inherent value of Pembina's extensive and high-quality conventional pipeline asset base.

OUR BUSINESS OBJECTIVE Pembina's principal objective is to provide a stable stream of distributions to Unitholders that are sustainable over the long-term, while pursuing opportunities for enhancement through accretive growth. Pembina is committed to continuing the strategic development and diversification of its asset base.

Conventional Pipelines

Pembina endeavors to maintain the operating margin contribution of its conventional pipeline assets while pursuing opportunities for throughput and revenue enhancement. Margins are maintained through the use of toll management, strict adherence to operating cost control and by asset rationalization. By offering cost-effective, competitively positioned and reliable transportation services to our customers, Pembina undertakes to attract new business to its conventional pipeline systems.

Oil Sands Infrastructure

Pembina intends to leverage its uniquely positioned infrastructure and operating knowledge in the oil sands sector to pursue future opportunities in this key development area. Pembina's existing oil sands infrastructure, and those currently under development, offer fully contracted and long-term returns which provide a secure stream of stable cash flow to the Fund. Further expansion of Pembina's business interests in this area is a priority.

Midstream Business

The ongoing expansion of Pembina's midstream business is a priority. Pembina intends to initiate new terminalling, storage and hub services over segments of its conventional pipeline systems and, anticipates that this vertical integration strategy will produce significant benefits to both pipeline customers and Unitholders of the Fund.



Pembina at a Glance
TAYLOR
FORT McMURRAY
Fort Saskatchewan Ethylene Storage
PRINCE GEORGE
EDMONTON
CALGARY
KAMLOOPS
VANCOUVER
Pembina is strategically positioned at the heart of the oil and natural gas industry in western Canada.
Conventional Pipelines
Oil Sands Pipelines
Oil Sands Pipeline Under Construction
Pipelines by Others
2006 WAS A RECORD YEAR FOR REVENUE AND OPERATING INCOME
2006 Revenue
($ millions)
223.0 Conventional
62.1 Oil Sands
50.7 Midstream
335.8 Total
2006 Net Operating Income(1)
($ millions)
133.1 Conventional
37.3 Oil Sands
46.4 Midstream
216.8 Total
2006 Assets(2)
($ millions)
968.4 Conventional
411.3 Oil Sands
249.7 Midstream
1,629.4 Total
PEMBINA

Letter to Fellow Unitholders



Lorne B. Gordon
Chairman

Robert B. Michaleski
President and Chief Executive Officer

2006 WAS A REWARDING YEAR FOR PEMBINA PIPELINE INCOME FUND. It was a record breaking year by many operating and financial measures. Pembina achieved growth in all three of its business segments during the year that supported a 25 percent increase in distributed cash.

We are pleased to report a year of record results and the ongoing profitable expansion and diversification of our premium energy infrastructure business. Specifically, Pembina achieved solid operational results from its conventional pipelines, significant growth in the oil sands division and the successful development of its midstream business.

Since its launch as a publicly traded income fund in 1997, the total enterprise value of the Fund has increased four-fold to $2.6 billion at the end of 2006. During the year, we generated $336 million in revenue and $144 million in cash flow from operations, representing year-over-year increases of 15.6 percent and 28.0 percent respectively. 2006 distributed cash totaling $142 million, or $1.165 per Trust Unit, is 25 percent higher than last year. These results strongly endorse our proven business strategy, as we consistently deliver profitable, risk-managed growth to our Unitholders.

Revenue and Cash Flow from Operations


Revenue ($ millions)
Cash Flow from Operations ($ millions)
$350
$300
$250
$200
$150
$100
$50
$0
$140
$120
$100
$80
$60
$40
$20
$0
00
01
02
03
04
05
06

Our assets are strategically located in the heart of western Canada's crude oil and natural gas producing regions. We believe that our premium asset base, together with our solid balance sheet and considerable operational expertise, will enable us to continue to profitably exploit the development potential across our business.

Pembina's success hinges on our ability to deliver on our commitments. We are committed to delivering stable and growing cash distributions to our Unitholders. We are committed to providing reliable, cost effective transportation service to our customers. We are committed to the strategic and profitable growth of our business. Finally, we are committed to exemplary corporate citizenship; espousing socially and environmentally responsible practices in all our operations and, ensuring high standards of corporate governance.

We delivered on all of these commitments in 2006.

Our commitment to stability and growth in cash distributions to Unitholders

Over its near-ten year history as an income fund, Pembina has developed a well-established record of consistently delivering stable, and growing, cash distributions to Unitholders. In 2006, we achieved our distribution objective, as we have in every year since our initial public offering in 1997. The Fund has distributed a total of $830 million, or $9.42 per Trust Unit, on a cumulative basis to the end of 2006. Further, a series of three distribution rate increases, announced over the twelve months ended November 2006, boosted Pembina's annual distribution rate to $1.32 per Trust Unit effective January 2007. This represents a cumulative 26 percent increase over the $1.05 per Trust Unit paid for the five years ending in 2005.

This record of achievement is supported by the ongoing expansion and solid operational performance across Pembina's energy infrastructure business.

Distributed Cash[1]


Distributed Cash ($ millions)
Distributed Cash per Trust Unit ($ per Trust Unit)
$150
$125
$100
$75
$50
$25
$0
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0
02
03
04
05
06

(1) *Refer to "Non-GAAP Measures" on page 36.*

Liquid Investment


Annual Value Traded ($ millions)
Average Daily Volume (thousands of Units)
$1,000
$800
$600
$400
$200
$0
250
200
150
100
50
0
98*
99
00
01
02
03
04
05
06

* *PIF.UN commenced trading as a fully paid Trust Unit on October 23, 1998.*

Our commitment to the provision of reliable, cost effective transportation to customers

Reliability is the primary focus of Pembina's operations and considerable resources are directed toward ensuring the safe, continuous operation of our pipeline systems. Over one-third of our annual operating budget is expended on the extensive preventative maintenance and pipeline integrity programs we have developed to achieve this critical objective. Pembina employs state of the art technology in our in-line inspection, remote monitoring and control and pipeline integrity programs to enhance our performance in this area.

Our success in attracting and developing new business and in optimizing the revenue generating capability of our assets, enables Pembina to offer competitive pipeline transportation to its customers. We continually seek ways to enhance the value of our service offering, developing new facilities and transportation alternatives that meet the evolving needs of our diverse customer base.

Our commitment to the strategic and profitable growth of our business

The ongoing profitable expansion of our premium hydrocarbon liquids services business in western Canada is central to meeting our objectives and commitments. Our strategically located conventional and oil sands assets position us favorably to capture opportunities for future growth in a dynamic energy industry environment. Further, we believe that the ongoing development of midstream services across segments of our conventional pipelines is key to unlocking the full value of these high-quality assets.

The medium and longer term potential associated with energy industry development of multi-billion dollar oil sands extraction facilities and the related demand for alternative sources of diluent, and enhanced recovery from mature oil producing fields utilizing carbon dioxide (CO_2) flooding, provides an exciting range of future possibilities. Pembina will proactively pursue opportunities to participate in these industry developments as they progress.

Our commitment to exemplary corporate citizenship

Maintaining and enhancing Pembina's long-standing reputation as a good corporate citizen is of paramount importance. The Board of Directors, management and all employees at Pembina are committed to transparency and accountability at all levels of the organization. We are proud of our strong emphasis on sound corporate governance practices and continually seek ways to improve these practices and procedures.

We are committed to conducting our business in a socially and environmentally responsible manner. We have developed comprehensive safety management systems designed to protect our employees, the general public and the environment and we strive for continuous improvement in this area. Our record of achievement endorses the effectiveness of our systems and the operating culture that it reflects.

Pembina is committed to the cultivation of ongoing relationships with stakeholders and to upholding its reputation of equitable dealings with local residents, municipalities and Aboriginal communities who are affected by our operations. We believe that our policy of open and honest dialogue with all stakeholders is key to maintaining our corporate reputation and to attaining our business objectives.

The Federal government recently announced its intention to change the tax treatment of income trusts in the future. While the proposed changes, if enacted, will be unfavorable to the Fund, we are confident that they will not impede or impair our core business plan. Management is considering various alternatives to ensure that we continue to deliver maximum value to our Unitholders. We are confident in our continuing success, whatever structural form our business may take in the future.

Enterprise Value and Trust Units Outstanding


Enterprise Value ($ billions)
Trust Units Outstanding (millions of Units)
$2.5
$2.0
$1.5
$1.0
$0.5
$0
125
100
75
50
25
0
98
99
00
01
02
03
04
05
06

We would like to take this opportunity to thank Donald Krogseth for his contributions to Pembina's Board of Directors. Mr. Krogseth served as a director for almost five years. We thank him for his stewardship and advice and will miss his leadership.

We are pleased to welcome Allan Edgeworth to our team of directors. Mr. Edgeworth brings a great deal of knowledge to the Board and we look forward to his strategic vision based on a wealth of pipeline experience.

We would also like to congratulate Glenys Hermanutz on her appointment to Vice President, Corporate Affairs. Glenys has 21 years of service with Pembina. She has been a significant contributor to Pembina's growth and is a key member of our management team.

Pembina owes its success to our many employees who work diligently to ensure that we meet our commitments. We would like to thank all employees for their dedication, focus, energy and vision.

Lastly, we would like to thank our Unitholders for their confidence and support. We will do our utmost to continue to deserve your trust. We look forward to continuing to deliver on our commitments in 2007.

Lorne B. Gordon
Chairman
Pembina Pipeline Corporation

March 8, 2007

Robert B. Michaleski
President and Chief Executive Officer
Pembina Pipeline Corporation

BUSINESS OVERVIEW Over its long operating history, Pembina has secured its position as a premier service provider in western Canada's oil and gas industry. Our extensive network of pipelines and complementary energy infrastructure assets are strategically located to serve both conventional oil and natural gas producing regions and the rapidly expanding oil sands.

Pembina's conventional pipelines transported an average of 448,500 barrels per day of conventional crude and NGLs in 2006. These pipelines deliver reliable, cost effective transportation services to a diverse group of approximately 65 customers. Pembina's oil sands infrastructure provides 389,000 barrels per day of contracted pipeline transportation capacity and Pembina expects capacity contracted to oil sands customers to increase to approximately 640,000 barrels per day by mid-2008.

Pembina maintains a diversified portfolio of assets which is structured to provide a balance of fully-contracted and flexible, toll based revenue. Pembina employs this strategy to promote the future stability and sustainability of our operations while preserving potential upside and facilitating growth.

Pipeline integrity is imperative to our operations and Pembina is committed to investing in state of the art technology to ensure the safe and dependable operation of our pipeline systems. In 2007, Pembina expects to utilize guided wave technology designed to detect corrosion on pipeline segments where the use of conventional corrosion inspection tools is not possible. Our extensive pipeline inspection program, which employs crack detection and corrosion technology, combined with a related comprehensive repair program, contributes to the safe, reliable and continuous operation of our pipeline systems.

Pembina's multi-year Supervisory Control and Data Acquisition ("SCADA") system initiative progressed in 2006. The objective of this undertaking is the systems standardization across Pembina's pipeline network. The final two pipeline systems to be converted to the new SCADA system will be completed during 2007. This new system will streamline SCADA operations and help ensure the consistent operation of all of Pembina's operating systems.

2006 Operating Highlights

	Conventional Pipelines		*Oil Sands Infrastructure*[3]		*Midstream Business*		*Total*	
	2006	*2005*	***2006***	*2005*	***2006***	*2005*	***2006***	*2005*
Average throughput (mbbls/day)	**448.5**	435.4	**389.0**	389.0			**837.5**	824.4
Revenue ($ millions)	**$ 223.0**	$ 204.3	**$ 62.1**	$ 55.5	**$ 50.7**	$ 30.7	**$ 335.8**	$ 290.5
Operating expense ($ millions)	**89.9**	80.4	**24.8**	18.5	**4.3**	3.8	**119.0**	102.7
Net operating income ($ millions)[1]	**$ 133.1**	$ 123.9	**$ 37.3**	$ 37.0	**$ 46.4**	$ 26.9	**$ 216.8**	$ 187.8
Average revenue ($/bbl)[2]	**$ 1.27**	$ 1.20	**$ 0.65**	$ 0.69			**$ 1.05**	$ 1.04

[1] *Refer to "Non-GAAP Measures" on page 36.*

[2] *Midstream revenue is excluded in total average revenue calculation.*

[3] *Revenue is contract-based and independent of utilization rates, therefore volumes reported are contracted capacity.*



Pembina's extensive pipeline operations are located at the center of activity in the oil and natural gas industry in western Canada.


TAYLOR
FORT
McMURRAY
Fort
Saskatchewan
Ethylene
Storage
PRINCE
GEORGE
EDMONTON
KAMLOOPS
CALGARY
VANCOUVER
Conventional Pipelines
Oil Sands Pipelines
Oil Sands Pipeline Under Construction
Pipelines by Others

CONVENTIONAL PIPELINES

Positive energy industry fundamentals benefited Pembina's conventional pipeline business during the year. Active exploration in Pembina's service areas resulted in customer requests for new pipeline connections and facility expansions and upgrades. Incremental volumes from these new developments reversed the historical trend of declining throughputs on the conventional systems and contributed to Pembina's stronger year-over-year aggregate operating performance.

Alberta

Pembina's seven operated and two non-operated Alberta pipeline systems transported an average of 425,800 barrels per day of crude oil and natural gas liquids. For the second consecutive year, increased throughputs on the Alberta systems have more than offset natural production declines.

Industry exploitation of the Nisku formation in south-central Alberta continued in 2006. The three Nisku production batteries connected to the Drayton Valley system contributed an average of 7,400 barrels per day in 2006. Pembina anticipates that receipts from these batteries will increase to an average of 15,000 barrels per day in 2007, as producers' operational issues in this region are resolved.

The reversal of the Calven pipeline occurred in early 2006. Volumes received from this new source met Pembina's expectations by mid-year, and contributed to increased volumes on our Peace system. Pembina continues to develop a market for the incremental 25,000 barrels per day of carrying capacity that was created by the 2005 Peace and Northern systems interconnection.

During 2006, Pembina developed new facilities to segregate high sulphur content crude oil from light sweet crude oil on the Drayton Valley system. The addition of $32 million in storage facilities and new pipeline will allow Pembina to preserve a high quality crude oil stream while providing enhanced services to our customers. Pembina anticipates that these new facilities will become operational in 2007. Similar facilities have been approved on the Peace systems for 2007.

Pembina continues to monitor industry progress in the development of miscible CO_2 flooding, a method of enhanced oil recovery. Pembina's Swan Hills, Redwater and Drayton Valley service areas have been identified by industry as amenable to the application of this technology. Pembina has the capacity to transport incremental production arising from the commercial development of CO_2 flooding in these areas at very little additional cost. In addition, Pembina may have the opportunity to participate in the construction of CO_2 pipelines, utilizing its existing infrastructure and rights-of-way.

British Columbia ("BC")

Pembina's BC pipeline systems transport essentially all of the crude oil and condensate produced in the province. The BC pipelines consist of: the provincially regulated BC gathering system that deliver crude oil and condensate to the Taylor transportation hub, and; the Western system that delivers product to a refinery in Prince George and further downstream to Kamloops under a negotiated tolling arrangement.

During 2006, Pembina's BC gathering pipelines delivered an average of 32,300 barrels per day to the Taylor transportation hub and generated 64 percent of our BC revenue for the year. Of that, 22,700 barrels per day were routed south on the Western system with the balance transported eastward on Pembina's Alberta systems.

Pembina invested $13 million in the BC systems over the course of 2006 and continues to work on major upgrades to its BC facilities. Pembina's largest capital undertaking in this area during the year was the Pine River Crossing project on the Western system. The crossing was at risk of becoming exposed due to the record rainfalls of 2005 and Pembina spent approximately $4.0 million to complete this project.

As a part of Pembina's ongoing pipeline integrity program, the southern half of the Western system was inspected in 2006. Inspection on the northern half of the system was completed in 2005.


ATHABASCA OIL SANDS
CNRL Horizon
Syncrude
AOSPL Terminal
FORT McMURRAY
Algar Station
Cheecham Terminal
EDMONTON
Horizon Pipeline Project
AOSPL
Redwater Pipeline
Cheecham Lateral

OIL SANDS INFRASTRUCTURE

Alberta Oil Sands Pipeline ("AOSPL")

Pembina's AOSPL system provides synthetic crude oil transportation service to Syncrude, the world's largest crude oil producer from oil sands. The AOSPL system operates under the terms of a long-term contract that provides for the flow through of operating costs and is structured to avoid the impact of fluctuations in commodity price or pipeline utilization. AOSPL revenue is determined by returns on invested capital related to the contracted capacity of the pipeline and is not impacted by actual pipeline throughput levels.

Following a $164 million expansion completed in 2004, the contracted capacity of AOSPL is 389,000 barrels per day. Average throughput on AOSPL in 2006 of 263,500 barrels per day of synthetic crude oil was up from 218,700 barrels per day in 2005. AOSPL contributed 18 percent of Pembina's total revenue in 2006.

Horizon Pipeline

In 2006, Pembina executed definitive agreements with Canadian Natural Resources Limited ("Canadian Natural") for the exclusive transportation of up to 250,000 barrels per day of synthetic crude oil from Canadian Natural's Horizon Oil Sands Project ("Horizon Project"), located 70 kilometres north of Fort McMurray, Alberta, to Edmonton, Alberta. To accommodate these volumes, Pembina is expanding its AOSPL system by filling in the pipeline loops that were constructed for the Syncrude expansion in 2004-2005. Pembina is working collaboratively with its customer in the development of this project and, to mitigate risk, has secured contracts for all of the major elements required to complete the three phases of construction. The first phase of construction began in November 2006, and Pembina expects the second and final phases to occur over the summer of 2007 and winters of 2007 and 2008.

The total cost of this construction is estimated at $350 million and we anticipate completion in mid-2008. Upon completion of construction, Pembina will have two separate dedicated pipelines originating in the oil sands, the Horizon Pipeline and the AOSPL Pipeline, with a total transportation capacity of approximately 640,000 barrels per day of synthetic crude oil. The Horizon Pipeline will be operated under the terms of a 25-year extendible transportation agreement, which provides for a fixed return on capital invested and full recovery of operating costs. Pembina will have the exclusive rights to construct any further pipeline expansions to the Horizon Project. This expansion is an important step forward in Pembina's overall strategy of establishing its presence in the oil sands infrastructure sector.

Cheecham Lateral

The Cheecham Lateral, a 56-kilometre pipeline originating at a newly constructed outlet on our AOSPL system, is capable of delivering up to 136,000 barrels per day of synthetic crude oil to a terminalling facility near Cheecham, Alberta. This new service, completed at a total cost of $42 million, generates fixed returns under an extendible 25-year transportation agreement which provides for full flow-through of operating expenses. Revenue contribution from this asset commenced February 1, 2007.

Prospective Projects

Pembina is vigorously pursuing opportunities to further expand its operating footprint in the oil sands region and, to that end, is actively engaged in preliminary discussions with a number of parties.

We are exploring the potential to provide pipeline transportation service to several of the multiple oil sands projects proposed by industry for development in the 2010 to 2015 timeframe. Pembina expects to participate in what is anticipated to be a highly competitive process for the provision of transportation service to these projects as they are progressed by their sponsors. We believe that our operational and recent construction expertise in the area will enhance our likelihood of success in capturing some of this new business.

As new oil sands extraction facilities currently under development by the energy industry progress toward operation, industry forecasts that the demand for condensate utilized to facilitate the transportation of heavy oil will increase measurably. In response to this anticipated demand, Pembina is in the process of developing a condensate delivery system designed to transport 100,000 barrels per day of imported condensate from the west coast of British Columbia to Edmonton, Alberta. The project, estimated at a total cost of approximately $1.2 billion, entails the possible construction of a marine terminal at Kitimat, BC and a 465-kilometre pipeline from Kitimat, BC to connect to Pembina's Western System near Summit Lake, BC. The capacity of Pembina's Alberta pipelines would be expanded to accommodate the incremental throughput. Pembina has progressed discussions with a number of stakeholders including customers, governments, local communities and First Nations with regard to this project.

MIDSTREAM BUSINESS

Pembina's midstream business exploits the inherent value of our extensive and high-quality conventional pipeline asset base. Pembina expects the trend toward vertically integrating services for producers to continue in 2007 and foresees the establishment of services upstream and downstream of our existing pipelines in coming years. This represents a natural extension of our conventional business. By attracting incremental throughput to Pembina's truck terminals, storage facilities and pipelines, we may realize greater revenues and possibly extend the useful life of our conventional systems. These full-service offerings diversify Pembina's business, reduces its risk profile, and improves its ability to compete.

The anchor for Pembina's midstream business is its 50 percent non-operated interest in the Fort Saskatchewan Ethylene Storage Facility. This fully contracted asset, which is the only large-scale underground salt cavern storage facility in Alberta, provides Pembina with fixed returns over a renewable 20-year term.

The net operating income contribution of the consolidated midstream business was $46.4 million in 2006, up 72 percent, or $20 million, year-over-year. This unprecedented growth was supported by the success of our midstream business in 2006, and in 2007, we expect further increases in cash flow from this segment as new services are developed and implemented.

A History of Pembina's Strategic Growth

Pembina continues to execute its proven business strategy through the exploitation, expansion and acquisition of quality energy infrastructure assets.


Enterprise Value ($ millions)
$2,500
$2,000
$1,500
$1,000
$500
$0
00
01
02
03
04
05
06
Purchase of the BC Gathering Pipelines for $40 million.
Purchase of Federated Pipe Lines for $349 million.
Purchase of AOSPL for $225 million.
Acquisition of 50% interest in the Alberta Ethylene Storage Facility for $185 million.
$164 million AOSPL expansion complete.
Introduction of expanded midstream service.
Horizon Pipeline Project announced.
Calven pipeline connected to the Peace system.
$42 million Cheecham Lateral complete.
Horizon Pipeline construction commenced.



Seizing Opportunities


Revenue by Business Segments ($ millions)
Conventional
Oil Sands
Midstream
$350
$300
$250
$200
$150
$100
$50
$0
02
03
04
05
06

Pembina's extensive network of conventional pipeline assets, significant footprint in the oil sands region and rapidly expanding midstream services position us favorably to take advantage of the many vertical integration opportunities that lie ahead.

Pembina's ability to leverage its existing asset base and capitalize on synergies within its three business segments unlocks value added opportunities for Pembina's Unitholders.

Above: Tank farm located in Taylor, BC.





Reliable and Sustainable Operations

In 2006:

- Over 50 pipeline segments internally inspected for corrosion
- Excellent safety record
- Positive stakeholder relationships
- Limited environmental footprint

We believe that sustainability, our capacity to obtain stakeholder support for our business initiatives and, our ability to attract and retain staff are prerequisites for our financial, safety and loss management performance.

We steadily work towards our goal of continuous compliance and the universal goal of no accidents, no harm, and an absolute minimization of our impact on the environment.

Left: Minimizing Pembina's environmental footprint in northeastern BC.


DEERE
450D
DEERE


Environmental Management

Building trust and credibility in the communities in which we work is of utmost importance to Pembina. We are determined to cultivate positive relationships with stakeholders and to uphold our reputation as an honest and ethical organization.

Principled Development

The following principles guide our interactions with stakeholders:

- Accessible
- Responsive
- Inclusive
- Transparent
- Respectful
- Accountable

At Pembina we strive to ensure that the business maintains the human capacity and capability to support our business plan and, to foster a culture which reflects the organization's values of integrity, stability, purposefulness, responsibility, respectfulness, and accountability.

Left: Construction of the Horizon Pipeline in winter 2007.

HEALTH, SAFETY, ENVIRONMENT AND PIPELINE INTEGRITY Pembina is committed to safe, sustainable, and efficient operations in all our business segments. We place a high priority on protecting the health and safety of our workers, safeguarding the public, and minimizing the environmental impact of our operations.

At Pembina, we believe a positive safety culture, continued excellence in environmental protection and a strong overall loss management program is integral to our ongoing business success.

Pembina's management is committed to creating a safety/loss management culture that goes beyond broad policy statements. All employees at Pembina are trained and expected to conduct their business activities with a focus on safety, environmental protection, and concern for our neighbors and stakeholders.

To guide these sustainable business practices, Pembina has developed a series of loss management programs, plans, processes, and systems. These programs work together to help ensure a consistent, systematic, and transparent approach to pipeline construction, maintenance and operations, which facilitates continued learning and improvement.

We believe there is a link between positive loss management culture and strong business performance. In a year when Pembina was able to significantly increase distributions, we also recorded a decrease of approximately 20 percent in overall incidents relative to our three year average. We believe business sustainability, our capacity to obtain stakeholder support for expanding business initiatives, and our ability to attract and retain staff are prerequisites for our financial and loss management performance.

Pembina conducts its operations under the regulatory oversight of the Alberta Energy and Utilities Board ("EUB"), the BC Oil and Gas Commission and the National Energy Board. We steadily work towards our goal of continuous compliance and the universal goal of no accidents, no harm, and an absolute minimization of our impact on the environment.

Worker Health and Safety

To help ensure the safety of our employees and those working on our behalf, Pembina has developed and implemented a comprehensive safety management system. This system is continuously reviewed, updated and improved.

In 2006, Pembina continued to reap the rewards of our strong commitment to safety with only one minor lost-time injury and a commendable injury occurrence rate of only 0.82 injuries per 200,000 hours worked.

Through our annual participation in a rigorous industry standard third-party Basic Safety Program audit, Pembina received a Certificate of Recognition in the Partnership Program with Alberta Human Resources and the Alberta Workers Compensation Board. We have maintained this distinction since inception of the program in 2000.

Pembina is a member of the Canadian Association of Petroleum Producers and, in 2006, maintained our standing as active gold-level participants in its Environment, Health and Safety Stewardship Program.

Pipeline Integrity Management

Integrity Management continues to form the cornerstone of Pembina's loss management program with comprehensive programs, processes, and systems dedicated to the long-term safety and reliability of our pipeline infrastructure.

Pembina manages pipeline integrity through a comprehensive Integrity Management Program founded on quality management principles, technical programs, and system-specific analysis. The program incorporates industry best practices and is designed to meet regulatory requirements including those introduced by the EUB in 2006.

In 2006, Pembina continued broad implementation of our well-established integrity programs and expanded the system-specific analysis across our pipeline network. Pembina had the opportunity to showcase its process and programs to a wide audience at the International Pipeline Conference held in Calgary, Alberta, and at other industry conferences conducted throughout the year.

Pembina continued its aggressive inspection program in 2006 using sophisticated in-line inspection technology to identify anomalies that may exist in our pipelines.

Where these tools identify features that do not meet Pembina's high safety standards, the features are excavated and repaired. This year, Pembina inspected over 50 line segments for corrosion and continued our four year program inspecting two additional major line segments using industry-leading ultrasonic crack detection technology.

To further protect the integrity of our pipelines against damage by third-party excavators or construction activity, Pembina maintains routine aerial patrols and our long-standing membership in the Alberta and BC one-call systems. For 2006, we also continued to enhance our comprehensive public awareness program and developed an improved geotechnical database designed to help minimize integrity hazards associated with ground movement.

Through timely execution and continuous improvement of our Integrity Management Program, Pembina is able to maintain the long-term safety and fitness-for-service of our pipeline systems regardless of type, age, location, coating type or operating history.

Environmental Protection and Stewardship

Pembina has a longstanding commitment to best practices in environmental management. Our commitment to protection of the environment is executed through an environment management system based on the principles of ISO 14000 and designed to meet or exceed applicable regulatory requirements.

In 2006, we continued our program to reduce the long-term environmental liability associated with prior incidents. This year Pembina completed remediation activities on four historic leak sites across the system and received official regulatory closure for the release that occurred on the Western system near Chetwynd BC in 2000.

Part of Pembina's commitment to continuous improvement is the annual evaluation of environmental compliance and performance through third-party audit of our operating districts. During 2006, Pembina's Deep Basin District, including our BC operations, was audited and no regulatory compliance or material deficiencies were identified.

An additional metric in Pembina's self-evaluation of environmental performance is our spill ratio per volume of throughput. As a testament to our increased environmental focus, strong pipeline integrity programs, and decreased overall impact to the environment, Pembina's spill ratio has been steadily declining since 2000.

For our recently approved Horizon Pipeline, Pembina worked closely with First Nations, trappers, landowners, and regulators to develop environmental protection plans and construction strategies that ensure maximum environmental protection while maintaining project continuity. Pembina is currently working with the Department of Fisheries and Oceans to develop innovative solutions to ensure our project results in no net loss to important fisheries habitat.

Emergency Preparedness and Public Safety

While we expend substantial effort and capital on the safe operations of our systems, pipeline failures can still occur. To address this risk, and to ensure maximum possible public safety, Pembina's loss management program includes a comprehensive emergency preparedness element.

Central to our emergency preparedness program is the continuous improvement and upgrade of our Emergency Response Plans ("ERPs"). Expanding on the extensive landowner, resident, and stakeholder database developed in 2005, these regulatory-approved ERPs were upgraded in 2006 to include new maps for High Vapor Pressure ("HVP") pipelines and new control point maps for select liquids pipelines.

In addition, for 2006, all Pembina field staff received Incident Command System training and now have enhanced capacity to manage emergencies using this standardized incident management system. The effectiveness of Pembina's response planning is tested regularly through tabletop emergency exercises conducted annually in each District, and, in 2006, with a full-scale HVP exercise in Drayton Valley and a river spill response exercise on the North Saskatchewan River. Pembina is also an active member of the Western Canadian Spill Services Co-op, has full access to co-op response equipment, and participates in regular emergency response exercises with other members.

Through comprehensive emergency preparedness programs and training, Pembina is prepared to respond rapidly to emergency situations, minimize environmental and safety impacts, and reduce service interruptions across our pipeline systems. We also maintain a comprehensive insurance package to further mitigate the risks associated with pipeline operations.

ABORIGINAL & COMMUNITY RELATIONS AND HUMAN RESOURCES Good intentions are not enough; ultimately we are measured by our actions. Through our community relations and human resources practices and programs, Pembina endeavours to communicate openly and create a climate of trust. We hold ourselves accountable for showing respect for individual and cultural differences.

Aboriginal & Community Relations

Pembina is committed to establishing and maintaining positive relationships with the communities in which it operates. We take our responsibility to keep stakeholders and Aboriginal communities informed of our operational activities very seriously and are committed to engaging them in open, transparent and meaningful dialogue. Moreover, Pembina believes in mutually beneficial solutions and is firmly committed to achieving these.

In 2006, Pembina held a series of 13 open houses throughout Alberta and BC to discuss the proposed condensate project. At these open houses, our project team made interactive presentations to local residents, agencies, municipalities and Aboriginal communities and encouraged feedback and information-sharing amongst all participants. Pembina also distributed a wide variety of information and provided contact numbers to all interested stakeholders to ensure that they have the knowledge and resources to stay informed and engage in ongoing dialogue.

Pembina adopted a formal Aboriginal Relations Policy in 2006. This policy commits to honest and ongoing relationships with Aboriginal communities, pledges to collaborate with Aboriginal communities to address mutual interests, and encourages increased Aboriginal involvement through training, employment and business opportunities.

Building trust and credibility in the communities in which we work is of utmost importance to Pembina. We are determined to cultivate positive relationships with stakeholders and Aboriginal communities and to live up to our reputation as an honest and ethical organization. Pembina is continuously looking at ways to improve its community relations and will continue to develop policies and procedures to identify and address the environmental, social and economic impacts of our operations.



Pembina representatives sign a protocol agreement for the proposed condensate project with the Kitselas First Nations group. Left to right, standing: Chris Knight, Fred McKenzie, Neil Sterritt, Fred Kuipers. Left to right, sitting: Chief Glenn Bennett, Wilfred McKenzie, D. James Watkinson.

Pembina takes its corporate citizenship commitment seriously and demonstrates this through the company's community giving initiatives. We are actively engaged in supporting a wide variety of organizations delivering community and social welfare, health, youth and education, and arts and culture services and programs in the communities where Pembina's employees live and work. Pembina's leadership promotes a corporate culture of giving and volunteerism through their visible personal support of a number of charitable organizations and also through their endorsement of Pembina's corporate match for funds donated or raised by employees.

Human Resources

The sustained momentum of Pembina's key business segments, combined with Alberta's fiercely competitive labour markets, created unprecedented employment recruitment and retention challenges during 2006. Pembina continued to boast a strong employee retention record in the face of robust employment opportunities and a shrinking labour pool. Although Pembina's voluntary turnover rate increased to 8 percent in 2006, up from 6 percent in 2005, the organization's reputation as a fair employer served as a buffer against attrition rates of 12-13 percent experienced by other companies with which we compete for skilled labour.

In 2006, Pembina's employee count averaged 331. An average field workforce of 238 employees operated Pembina's conventional pipeline and oil sands infrastructure assets. The head office workforce of an average 93 employees provided engineering, corporate and midstream services.

Pembina is determined to attract, develop and retain a skilled workforce with the creativity, competency and commitment to attain our objectives. The role of human resources is to link human needs to business needs in a way that benefits the individual and the organization. At Pembina, we strive to ensure we have the human capacity and capability to support our business plan and to foster a culture that reflects the organization's values of integrity, stability, purposefulness, responsibility, respectfulness and accountability. We do this through effective recruitment, selection, retention and performance management and by providing appropriate work structure and focus, policies and standards, opportunities for personal and professional development and competitive compensation, benefits and rewards practices.

Pembina's employee base mirrors the growth and diversity of our business segments. Employees range in age from 19 to 66, with an average age of about 45 and an average length of service of 15 years. Succession planning is an important component of Pembina's business continuity and human resources strategy. We have great confidence in the knowledge and abilities of our experienced personnel; this is leveraged through coaching and mentoring relationships with newer employees who bring recent education, knowledge, ideas and energy to Pembina.

We are proud of Pembina's workforce and the results achieved through their collective efforts, creativity and integrity.

CORPORATE GOVERNANCE PRACTICES The Board of Directors of Pembina Pipeline Corporation, a wholly owned subsidiary of Pembina Pipeline Income Fund, recognizes that good corporate governance is vital to maintaining the trust and confidence of the Unitholders of the Fund. The Board is therefore committed to achieving best practices in corporate governance. Pembina's corporate governance complies with all applicable Canadian securities laws.

The Board, which is responsible for overseeing the governance of the Fund, is currently composed of seven directors. Management is, however, looking at expanding the number of directors on the Board as Pembina's business continues to grow and diversify. All directors are elected by Unitholders at the annual meeting of the Fund. Six of the current directors, including the Chairman of the Board, are independent within the meaning prescribed by Canadian securities laws. Mr. Michaleski, the President and Chief Executive Officer of Pembina, is the only director who is not independent. Recognizing the importance of having a majority of independent directors, the Board regularly reviews the relationship between each director and Pembina. If, at any time, a director's interests conflict with those of Pembina, the director must absent himself from the portion of the meeting discussing the matter in which there is a conflict and is prohibited from voting on it. Also, to ensure that the Board functions independently of management, at each Board meeting, the independent directors have developed a practice of meeting separately from management.

Through special and regularly scheduled meetings, the Board oversees the conduct of the business of the Fund and supervises the activities and operations of management, which is responsible for the day-to-day conduct of the Fund's business. The Board's fundamental objectives are to enhance and preserve the cash to be distributed by the Fund's operating subsidiaries to the Fund, to enhance and preserve long-term value to the Fund, to ensure that the Fund and Pembina meet their obligations on an ongoing basis and to ensure that Pembina operates in a reliable and safe manner.

In exercising their powers and discharging their duties, the directors must act honestly and in good faith with a view to the best interest of the Fund and exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

There are three Board committees, each of which are made up of three independent Board members. These committees are the Audit Committee, the Human Resources and Compensation Committee and the Health, Safety, and Environment Committee. Each committee has its own defined mandate and meets periodically during the year to fulfill its duties and responsibilities. At a minimum, the Audit Committee meets quarterly, both with management and the auditors of the Fund, as well as separately with the auditors. At a minimum, the Human Resources and Compensation Committee and the Health, Safety, and Environment Committee meet semi-annually.

Audit Committee

The Audit Committee has the authority to investigate any activity of the Fund, Pembina or its subsidiaries. The Audit Committee may retain persons having special expertise to assist it in fulfilling its responsibilities and set and pay the compensation for any advisors employed.

Certain of the major responsibilities of the Audit Committee include:

i) to ensure that Pembina and the Fund have implemented appropriate systems to identify, monitor and mitigate significant business risks;

ii) to ensure that Pembina has implemented appropriate systems of internal control to ensure compliance with legal, ethical and regulatory requirements and that these systems are operating effectively;

iii) to ensure that Pembina has implemented appropriate systems of internal control to ensure compliance with its policies and procedures and that these systems are operating effectively;

iv) to review any financial forecasts or budgets of Pembina or the Fund as they relate to their operations, which are disclosed in any public document;

v) to recommend the firm to be appointed as the Fund's external auditors and their remuneration and to meet separately with the external auditors and management to discuss the Fund's financial statements and any issues arising there from;

vi) to review the Fund's interim and annual consolidated financial statements, Management's Discussion and Analysis and earnings press releases before they are publicly disclosed and ensure that they are fairly presented in all material respects in accordance with generally accepted accounting principles and ensure the selection of accounting policies is appropriate;

vii) to be satisfied that adequate procedures are in place for the review of the disclosure of financial information extracted or derived from financial statements;

viii) to ensure the external audit function has been effectively carried out, including addressing any problem or restrictions encountered by the external auditor with management;

ix) to receive and review reports from the corporate Pension Committee of Pembina and to recommend or approve changes as appropriate with respect to risk management of pension assets and liabilities, actuarial valuations as required by statute, the Statement of Investment Policies and Procedures, funding policy and fund performance for the pension plans; and,

x) jointly with the Human Resources and Compensation Committee, report on the status of the pension plans to the Board at least annually.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee has the following advisory functions, duties and responsibilities:

i) to ensure Pembina maintains written policies, which meet or exceed industry standards, and address risk management, accident reporting, and contingency planning in order to protect the health and safety of both employees and the public, and safeguard the environment, and to approve such policies;

ii) to ensure Pembina establishes and maintains a health, safety and environment management program in compliance with its health, safety and environment policies, and does so in a manner which meets or exceeds industry standards and applicable health, safety and environmental laws; and,

iii) to ensure that Pembina regularly undertakes compliance reviews to monitor its performance and to receive and review such compliance reviews and other reports of the corporate Safety and Environment Committee in order to report to the Board with respect to Pembina's health, safety and environment record.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee has the following advisory functions, duties and responsibilities:

i) through discussions with the Chief Executive Officer, to establish a performance management program for the Chief Executive Officer, set specific performance goals and measures each year for the Chief Executive Officer and assess the performance relative to the goals, and assure alignment of these goals with Pembina's business plan and provide compensation criteria for senior management;

ii) to review with the Chief Executive Officer the officer and management structure and principal programs for leadership development and succession planning of officers other than the Chief Executive Officer, and monitor progress and development of officers and key management in accordance with succession plans;

iii) to receive and review reports from the corporate Pension Committee of Pembina and to recommend or approve changes as appropriate with respect to pension plan design and benefit matters, pension plan administration, plan member communication and education including any applicable compliance or disclosure requirements pertaining to these areas;

iv) to review and approve changes to the company's employment benefit plan; and,

v) jointly with the Audit Committee, report on the status of the pension plans to the Board at least annually.

The Board has approved a Corporate Governance Manual of the Fund that sets out the duties and expectations of the Board, its committees and the management of the Fund. This manual is reviewed and updated periodically to ensure ongoing compliance with evolving corporate governance best practices.

Readers are referred to the Information Circular relating to the Fund's 2007 annual general meeting where a more detailed overview of the Fund's corporate governance practices, including the disclosure required under applicable Canadian securities laws, is contained under the heading "Statement of Corporate Governance Practices".

Committees

Executive Directors	*Audit Committee*	*Human Resources and Compensation Committee*	*Health, Safety and Environment Committee*
Lorne B. Gordon		•	
David. A Bissett		•	•
Allan L. Edgeworth	•		•
Myron F. Kanik		•	
David N. Kitchen	•		•
Robert F. Taylor	•		

BOARD OF DIRECTORS The responsibility of the Board of Directors is to supervise the management of the Fund, Pembina Pipeline Corporation and all entities controlled by either of them in the best interests of the Unitholders.



David A. Bissett *Director since May 2001.*

Mr. Bissett, a lawyer and CFA charterholder, is the founder of Bissett and Associates Investment Management Ltd., now a division of Franklin Templeton Investments. Mr. Bissett founded Bissett & Associates in 1982 after serving as Vice President, Investments of a national life insurance company and managing the western operations for a major Montreal based investment manager. Mr. Bissett is a past Chairman of the Canadian Council of Financial Analysts, past President of the Calgary Society of Financial Analysts and past Chairman of the Alberta Council of the Canadian Pension Conference. Mr. Bissett is actively involved in the governance of several private corporations and community groups.



Allan L. Edgeworth *Director since July 2006.*

Mr. Edgeworth has an extensive energy pipeline background, having held a number of positions at the senior executive level, the most recent being President and CEO of Alliance Pipeline from 2001 to 2004. He is currently President of ALE Energy Inc. and a Director of TSX-listed AltaGas Income Trust and Emera Inc. He is also a Commission Member and Director of the Alberta Securities Commission. Mr. Edgeworth has served on various related industry association boards including the Interstate Natural Gas Association of America, the Canadian Gas Association and is a past Chair of the Canadian Energy Pipeline Association. He is actively engaged in various community and charitable endeavors. Mr. Edgeworth holds a Bachelor of Applied Science in Geological Engineering and is a graduate of the Queen's Executive Program.



Lorne B. Gordon *Chairman of the Board since October 1997.*

Mr. Gordon was President and CEO of Pembina Corporation from 1985 to 1993. Mr. Gordon served as Chairman and Director of the Canadian Energy Research Institute from December 1994 to March 1997. He is past Chairman of the Canadian Petroleum Association, founding member of the Board of Governors of the Canadian Association of Petroleum Producers, and current Director of Mancal Corporation, Mancal Energy and Mancal Coal. Mr. Gordon received his Chartered Accountant designation in 1971.



Myron F. Kanik *Director since October 1997.*

Mr. Kanik was previously with the Alberta Department of Energy and served in various capacities, including Deputy Minister. Mr. Kanik was President of the Canadian Energy Pipeline Association from 1993 to 1999. Mr. Kanik is currently a Director of TSX-listed AltaGas Income Trust and CS Petroleum Exploration and serves on the Calgary Region Health Board. He is actively engaged in the governance of several not-for-profit organizations. Mr. Kanik is a graduate in Economics and Mathematics from the University of Saskatchewan.



David N. Kitchen *Director since April 1999, Trustee October 1997 – 1999.*

Mr. Kitchen was Senior Vice-President and General Manager, Alberta and Northwest Territories with the Royal Bank of Canada from 1986 to 1996, and Senior Vice President, Global Energy Group of the Royal Bank from 1984 to 1986. Mr. Kitchen has an Honours Degree in Political Science and Economics from the University of Toronto and is a graduate of the Executive Program in Business from Columbia University, New York. Mr. Kitchen is affiliated with several educational and other not-for-profit organizations.



Robert B. Michaleski *President and Chief Executive Officer of Pembina Pipeline Corporation and Director since January 2000.*

Mr. Michaleski was appointed Controller of Pembina in January 1980 and Vice President Finance in September 1992. In connection with Pembina Pipeline Income Fund's initial public offering in October 1997, he was named Vice President Finance and Chief Financial Officer of Pembina. Mr. Michaleski is currently a Director of TSX-listed Real Resources Inc., and two private companies. Mr. Michaleski holds a Bachelor of Commerce (Honors) degree and received his Chartered Accountant designation in 1978.



Robert F. Taylor *Director since October 1997.*

Mr. Taylor was a Director of Shell Canada Limited and President of Shell Canada Products prior to his retirement from the company in 1996. He became Executive Vice President of Shell Canada Resources in 1991, following three years with Shell International Petroleum Company in London, England. He is currently a Director and Corporate Secretary of McTAY Holdings Limited, a private company engaged in land development projects and Sempa Power Systems Limited, a private consulting company with a focus on reducing energy costs and greenhouse gas emissions and energy use for clients across Canada. He is actively involved as a Director of The Duke of Edinburgh Commonwealth Study Conference Canada Inc. In 1999, he was recognized by Her Majesty Queen Elizabeth II with the award of a Lieutenant of the Royal Victorian Order (LVO). Mr. Taylor received his Chartered Accountant designation in 1965.

CODE OF CORPORATE RESPONSIBILITY At Pembina, good corporate governance means more than an independent and accountable Board of Directors.

Pembina's commitment to fostering and maintaining best practices in corporate governance extends to every level of the organization, from the Board to the management and to every employee. A four-part Code of Corporate Responsibility (the "Code") governs all Pembina employees and ensures that there is consistency in how they conduct themselves in their relationships with other employees, with stakeholders, with host communities and with government and regulatory bodies. Every employee at Pembina is required to read and sign off on all four components of the Code to confirm their personal commitment to comply with Code at all times during their employment with Pembina.

1) Code of Ethics

Pembina's reputation is one of its most important assets. Over the past nine years, Pembina's Board, management and employees have worked hard to establish an excellent reputation. To maintain this reputation, it is imperative that all current and future employees abide by the Code of Ethics by agreeing to:

i) behave honestly;

ii) act with integrity;

iii) when acting on behalf of Pembina, treat everyone with respect and courtesy;

iv) maintain confidentiality to protect corporate, personal and third party information;

v) take responsible steps to avoid any conflicts of interest, either real or perceived;

vi) behave in ways which uphold and reflect Pembina's values;

vii) never use power and status to gain undue benefit or advantage over others;

viii) treat communities and the environment in which we operate with respect; and,

ix) always comply with the law and relevant legislation.

2) Commitment to Privacy

Pembina values all of its employees and is determined to safeguard their personal information from misuse or disclosure. Pembina takes its commitment to privacy seriously and all employees of Pembina are expected to honor this commitment. Pembina's Employee Privacy Policy is in compliance with the Personal Information Protection and Electronic Documents Act ("PIPEDA"). Specifically, Pembina is bound by the ten principles adopted by PIPEDA to protect personal information. These principles include: accountability; identified purpose; consent; limiting collection; limiting use; disclosure and retention; accuracy; safeguards; openness; individual access; and, challenging compliance.

3) Commitment to a Respectful Workplace

This policy defines a respectful workplace as one where every person in the workplace is free from harassment based on race, national or ethnic origin, color, religion, age, sex, sexual orientation, marital status, family status, disability and pardoned conviction. Every employee at Pembina is responsible for maintaining a respectful workplace and for taking appropriate action if they witness incidents of harassment. This policy outlines procedures for resolving harassing behavior, including facilitated problem solving, mediation and a formal complaint process. This policy also guarantees the confidentiality of any person making or reporting a complaint.

4) Commitment to Health, Safety and Environment

Pembina is committed to conducting business in an environmentally and socially responsible manner. Specifically, this policy sets out Pembina's obligations to:

i) identify risks to health, safety and the environment, and to establish appropriate programs and procedures to reduce these risks to an acceptable level;

ii) develop and maintain standards of performance, which meet or exceed regulatory requirement and industry standards, and provide the training necessary for employees to understand and meet these standards;

iii) insist that our employees and contractors conduct their activities in accordance with Pembina standards;

iv) maintain regular monitoring and reporting on health, safety and environmental performance to ensure timely improvement in operating practices;

v) promote and maintain communications with the public affected by our operations so that we can address their concerns;

vi) develop and maintain emergency response plans appropriate for our operations and test their effectiveness on a regular basis; and,

vii) emphasize reducing, reusing, recovering and recycling materials used in our day to day operations.

By signing this policy, every employee of Pembina agrees to take an active role to protect the health and safety of other employees and members of the general public who are affected by Pembina's activities and to do their part to safeguard the environment in which Pembina works.

Pembina takes its commitment to fostering and maintaining an ethical organizational climate very seriously and all employees of Pembina are expected to honor this commitment. Every Pembina employee is given a personal copy of the four-part Code of Corporate Responsibility and is expected to be familiar with it. Employees are encouraged to refer to these policies whenever they are uncertain as to the behavior expected of them and to ask questions if they need clarification.

In the event that an individual reports a violation of the Code, Pembina is committed to treat them fairly and to respect their privacy.

Pembina takes pride in its reputation for good governance and believes that this four-part Code sets in place a comprehensive system of corporate governance at all levels of the organization.

A copy of the Code of Ethics is available on the fund's website at **www.pembina.com** or on the Funds' SEDAR profile at **www.sedar.com**.


DANGER
HIGH VOLTAGE

Management's Discussion and Analysis



MD&A The following discussion and analysis of the financial results of Pembina Pipeline Income Fund ("Pembina" or the "Fund") dated March 8, 2007 is supplementary to, and should be read in conjunction with, the Audited Consolidated Financial Statements for the years ended December 31, 2006 and 2005.

This MD&A has been reviewed by both the Audit Committee and the Board of Directors. All amounts are stated in Canadian Dollars unless otherwise specified.

2006 Highlights and Selected Information (1)(2)

Years ended December 31 (in millions of dollars, except per Trust Unit amounts and where noted)	*2006*	*2005*	*2004*
Revenue	**$ 335.8**	$ 290.5	$ 279.1
Operating expenses	**119.0**	102.7	105.0
Net operating income [2]	**216.8**	187.8	174.1
EBITDA[2]	**184.2**	169.5	158.0
Interest on long-term debt	**24.9**	23.9	24.1
Interest on convertible debentures	**7.7**	16.6	19.9
Net earnings before taxes	**64.6**	42.8	29.3
Net earnings	**88.9**	70.4	60.4
Net earnings per Trust Unit – basic and diluted	**0.73**	0.65	0.60
Distributable cash [2]	**148.2**	123.4	110.5
Distributed cash [2]	**142.3**	113.5	106.2
Distributed cash per Trust Unit [2]	**1.165**	1.05	1.05
Trust Units outstanding (weighted average, thousands of Units)	**122,094**	108,108	101,139
Trust Units outstanding (end of year, thousands of Units)	**126,218**	113,897	102,933
Total enterprise value [2]	**2,655.1**	2,500.2	2,134.8
Capital expenditures	**168.9**	79.5	58.0
Total assets	**1,676.2**	1,559.1	1,548.9
Total long-term financial liabilities	**752.6**	763.8	865.6

(1) *Pembina Pipeline Income Fund distributes cash generated by the pipeline operations of Pembina Pipeline Corporation and other operating subsidiaries.*

(2) *Refer to "Non-GAAP measures" on page 36.*

Left: Construction of the Horizon Pipeline in winter 2007.

FORWARD-LOOKING INFORMATION AND STATEMENTS

The information presented in this Management's Discussion and Analysis ("MD&A") contains certain forward-looking statements and information that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward looking statements and information can be identified by the terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "intends", "targets", "believes", "estimates", "continue", "designed", "objective", "maintain", "schedule" and similar expressions. In particular, this MD&A contains forward-looking statements with respect to: future stability and sustainability of cash distributions to Unitholders; ongoing expansions of and additions to our asset base; future growth and growth potential in Pembina's conventional pipelines, oil sands infrastructure and midstream operations; potential revenue enhancement; continued high levels of oil and gas activity and increased oil and gas production in proximity to our pipelines and other assets; additional throughput potential on additional connections; expected project start-up and construction dates; future distributions, payout ratios and taxation of distributions; the completion of future debt and equity financings; future capital expenditure requirements; the future development of the condensate project, CO_2 flooding, full service truck terminals, and the expansion of midstream services.

These statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, tax laws and treatment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. The Fund believes the expectations reflected in these forward-looking statements and information are reasonable as of the date hereof but no assurance can be given that these expectations will prove to be correct. Undue reliance should not be placed on these forward-looking statements and information as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements and information are expressly qualified by the above statements. The Fund does not undertake any obligation to update publicly or revise forward-looking statements or information contained herein, except as required by applicable laws.

NON-GAAP MEASURES

The financial statements of the Fund are presented in Canadian dollars and in compliance with Canadian generally accepted accounting principles ("GAAP"). Throughout this MD&A the Fund and Pembina use the following terms that are not defined by GAAP:

Distributable cash The amount of cash that is available for distribution before retaining a portion as reserve to absorb the impact of material one-time events and to reduce bank indebtedness. Not all available cash is distributed to Unitholders.

Distributed cash The amount of cash that has been or is to be available for distribution to the Unitholders. Distributed cash is calculated pursuant to the terms of the Declaration of Trust.

Distributed cash per Trust Unit Calculated on a weighted average basis using basic and diluted units outstanding during the year.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") Net income plus depreciation and amortization, financing charges and income taxes.

Enterprise value Calculation based on the market values of Trust Units and Debentures at December 31, 2006 plus senior debt.

Net operating income Revenues less operating expenses.

Management believes that in addition to net earnings, the above noted items are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how the activities were financed or how the results are taxed. Investors should be cautioned however that distributable cash, distributed cash, EBITDA, enterprise value and net operating income should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of the Fund's performance. Furthermore, these measures may not be comparable to similar measures presented by other issuers.

MATERIALITY

For the purposes of the MD&A and the financial statements and for the purposes of general disclosure to the investment community, Pembina considers an item or event to be material if the omission or misstatement of an item of information or event, or an aggregate of such items or events, would influence or change a decision to buy, sell or hold the Fund's securities. In order to determine what information would be considered as material, Pembina's review includes, but is not limited to, determination as to the effect on income and operating costs, future impact to operations and overall returns to Pembina. Outside legal counsel is also consulted with respect to the required disclosure applicable to certain matters.

OVERVIEW

Vision, Strategy and Growth

Pembina's principal objective is to provide a stable stream of distributions to Unitholders that is sustainable over the long-term while pursuing opportunities for enhancement through accretive growth. Pembina believes the most prudent manner to achieve this objective is to maintain and to develop assets around Pembina's hydrocarbon-liquids services business within western Canada. This business is developed through the continuous improvement and ongoing expansion of Pembina's asset base and the acquisition of quality energy infrastructure assets. To Pembina, "quality" means assets that are imbued with inherent competitive advantages, which are under long-term contract with credit-worthy customers, and either service or are in close proximity to long-life and economic hydrocarbon reserves. This strategy is intended to generate stable or increasing per-unit cash distributions to Pembina's Unitholders over the long-term.

The primary objective for Pembina's conventional pipeline assets in Alberta and British Columbia ("BC") is the maintenance of operating margin contribution while pursuing opportunities for increased throughput and revenue enhancement. Margins are maintained through incremental volume capture, use of toll management, strict adherence to operating cost control, expansion and asset rationalization. By offering cost-effective, competitively positioned and reliable transportation services to our customers, Pembina undertakes to attract new business to its conventional pipeline systems.

Pembina intends to leverage its uniquely positioned infrastructure and operating knowledge in the oil sands sector to pursue future opportunities in this key development area. Pembina's existing oil sands assets, and those recently developed or currently under development (primarily the Cheecham Lateral and the Horizon Pipeline, respectively), offer fully contracted and long-term returns which provide a secure stream of stable cash flow to the Fund. Further expansion of Pembina's business interests in this area is a priority.

The ongoing expansion of Pembina's midstream business is also a priority. Pembina intends to continue to initiate new terminalling, storage and hub services over segments of its conventional pipeline systems. Pembina anticipates that this integration strategy will produce significant benefits to both pipeline customers and Unitholders of the Fund, by expanding the range of services offered, extending the economic life of Pembina's conventional asset base and by providing substantial revenue enhancement potential.

Financial Management

Pembina maintains a conservative debt structure that allows it to finance its day-to-day cash requirements through its operations, without requiring external sources of capital. Pembina funds its operating commitments, short-term capital spending as well as its distributions to Unitholders through this cash flow, while new borrowing and equity issuances are reserved for the support of specific significant development activities. Long-term debt is comprised of bank credit facilities, senior secured and unsecured notes and convertible debentures, all of which are denominated in Canadian Dollars.

Corporate Governance

Pembina is committed to the highest standard of corporate governance and ethical practice, both within the corporate boardroom and throughout its operations. Pembina's Code of Ethics which is available on the Fund's website at **www.pembina.com** and on the Fund's SEDAR profile at **www.sedar.com** outlines our vision, strategy and commitment to fair and ethical practices. The Code of Ethics establishes a high standard governing the activities of Pembina's employees, executive and Board members, and reiterates Pembina's commitment to privacy and the protection of confidential information, a safe, healthy and respectful workplace and environmentally sound operations. Beyond this, Pembina maintains a culture of strong corporate governance and it ensures that it is in compliance with all existing rules and regulations of the governing bodies under which it operates. These corporate governance practices are not limited to internally focused activities. Pembina places a great deal of importance on community involvement and maintaining good relationships with all stakeholders.

Reporting and Disclosure Controls and Procedures

As part of the requirements mandated by the Canadian securities regulatory authorities under Multilateral Instrument 52-109 "Certification of Disclosure in Issuer's Annual and Interim Filings", the Chief Executive Officer and the Chief Financial Officer have evaluated Pembina's reporting and disclosure controls and procedures as of December 31, 2006. It was concluded that the disclosure controls and procedures are effective in ensuring that the information disclosed in the financial statements, the annual report and other filings to the Canadian securities regulatory authorities are accurate and complete and filed within the mandated timelines. These reporting and disclosure controls provide reasonable assurance that the information that Pembina is required to disclose is appropriately accumulated and communicated to Pembina's management in a timely manner.

The certifying officers are also responsible for establishing and maintaining internal control over financial reporting. These controls are designed to provide reasonable assurance regarding the reliability of our financial reporting and compliance with Canadian generally accepted accounting principles in our consolidated financial statements. The Fund has designed such controls and confirms that there have been no changes that occurred during the year that have materially affected the Funds internal control over financial reporting.

New Developments and Outlook

Since its initial public offering in 1997, Pembina has established a portfolio of high-quality infrastructure extending across the growing areas of the energy business in Alberta and BC. This portfolio of long-life assets provides diversification across the hydrocarbon liquids spectrum as well as between toll-based and fee-for-service based infrastructure assets. This portfolio approach provides stability and sustainability of Pembina's operations, and a resilient base for distributions to Unitholders.

Pembina is optimistic that record levels of new developments on the Alberta system may provide, for the near future, year-over-year increases in cash flows offsetting natural production declines. Throughput volumes on several existing connections are expected to increase and two new meaningful connections are expected to come on-stream in mid-2007. Pembina also continues to work with customers in attracting new Natural Gas Liquids ("NGL") volumes. BC volumes are expected to see continued natural declines in throughputs in 2007.

During 2006, Pembina commenced the development of a condensate project from Kitimat to Summit Lake, BC. If completed, the proposed pipeline will have the capacity to transport 100,000 barrels per day of condensate, to supply the rapidly growing oil sands developments in north-east Alberta. Pembina has progressed discussions with a number of stakeholders, including customers, governments, local communities and First Nations regarding this project.

With the completion of the construction of the Cheecham Lateral and the commencement of the expansion for the Horizon Pipeline, Pembina has solidified its position among the largest of the oil sands infrastructure players in western Canada. Both transportation agreements have a minimum 25-year term and provide Pembina with a solid operating base in the region, as well as consistent operating revenue over the life of the agreements. Combined with the existing Alberta Oil Sands Pipeline ("AOSPL"), Pembina anticipates that it will have capacity to transport approximately 640,000 barrels per day of synthetic crude oil produced from oil sands by the end of 2008, with exclusive rights to provide further transportation capacity to Canadian Natural Resources Limited's Horizon Oil Sands Project ("Horizon Project") should it be required.

Pembina continues to expand its midstream business operations with the 2006 implementation of new services across segments of its conventional pipeline systems. Pembina expects the trend toward vertically integrating services to continue into 2007. Pembina is investigating offering services upstream of its existing pipelines through the development of full service truck terminals. Pembina anticipates that any revenue from these activities will be primarily tariff based.

In July, Pembina announced an increase in its annual distribution rate to $1.20 per Trust Unit, effective August 1, 2006 and in December, announced a further increase to $1.32 effective with the January 2007 distribution paid February 15, 2007. The maintenance of and future increases in the distribution are subject to expansion of Pembina's operations, however in the near term management expects that operations will remain robust and the new distribution level will be maintained.

Pembina expects the significant level of industry activity in our service areas experienced in 2006 to continue in 2007. This industry activity may result in further increases in the costs for materials and services to which Pembina will respond through our established programs of cost control, toll management, and asset rationalization. There will continue to be growing demands relating to the inspection and maintenance of our asset base from both a regulators and prudent operators perspective. Pembina will safely manage and operate all of its systems and infrastructure while ensuring overall operating margins are maintained.

The numerous expansion and growth initiatives spanning all three of our business segments lend confidence to Pembina's continuing ability to meet its business objectives and to generate stable, sustainable distributions to Unitholders.

Results from Operations

	2006		2005	
(in millions of dollars, except where noted)	*Revenues*	*Net operating income*[(1)]	*Revenues*	*Net operating income*[(1)]
Conventional Pipelines	**$ 223.0**	**$ 133.1**	$ 204.3	$ 123.9
Oil Sands Infrastructure	**62.1**	**37.3**	55.5	37.0
Midstream Business	**50.7**	**46.4**	30.7	26.9
Total	**$ 335.8**	**$ 216.8**	$ 290.5	$ 187.8

(1) *Refer to "Non-GAAP Measures" on page 36.*

Consolidated revenue in 2006 was $335.8 million, a 15.6 percent increase from 2005 revenue of $290.5 million. The increase is due to a combination of higher tolls resulting from increased operating costs and capital expenditures and higher throughputs on the conventional pipeline systems. Additionally, higher flow through operating expenses and incremental returns on rate base additions on the AOSPL system as well as the positive impact of the continued growth of the midstream business operations also contributed to the increase in revenues. The conventional pipeline systems generated revenue of $223.0 million in 2006, an increase of $18.7 million or 9.2 percent compared to revenue of $204.3 million in 2005. The oil sands systems generated revenue of $62.1 million in 2006, an increase of $6.6 million or 11.9 percent compared to revenue of $55.5 million in 2005 of which $6.3 million relates to flow through of operating expenses. The midstream operations generated revenue of $50.7 million in 2006, an increase of $20 million from 2005 midstream revenue of $30.7 million, a 65 percent increase over last year.

Net operating income in 2006 was $216.8 million, a 15.4 percent or $29 million increase from 2005 net operating income of $187.8 million. The increase in revenues of $45.3 million is offset by a $16.3 million or 15.8 percent increase in operating costs from $102.7 million in 2005 to $119.0 million in 2006. Higher operating expenses were partly due to increased maintenance spending and higher power costs.


Consolidated Revenues
($ millions)
Average Revenue(1) ($/bbl)
$300
$250
$200
$150
$100
$50
$0
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0
02
03
04
05
06
(1) Conventional pipelines only.
Operating Costs
($ millions)
($/bbl)
$100
$80
$60
$40
$20
$0
$0.50
$0.40
$0.30
$0.20
$0.10
$0
02
03
04
05
06
Composition of 2006 Operating Costs
38% Maintenance
25% Operations/Other
19% Power
14% Property Tax
4% Insurance

CONVENTIONAL PIPELINES

	2006		2005	
(in millions of dollars, except where noted)	*Alberta*	*BC* [1]	*Alberta*	*BC* [1]
Average throughput (mbbls/day)	**425.8**	**22.7**	411.6	23.8
Revenue	**$ 195.2**	**$ 27.8**	$ 179.0	$ 25.3
Operating expenses	**72.1**	**17.8**	65.4	15.0
Net operating income [2]	**123.1**	**10.0**	113.6	10.3
Capital expenditures	**41.1**	**13.7**	44.2	11.3
Operating expenses ($/bbl)	**0.46**	**0.88**	0.44	0.74
Average revenue ($/bbl)	**$ 1.26**	**$ 1.38**	$ 1.19	$ 1.24

[1] *Represents volume transported on the Western system only. Volume transported east on BC pipelines is included in Alberta pipelines total. Revenue, operating expenses and net operating income include both Western and BC gathering system results.*

[2] *Refer to "Non-GAAP Measures" on page 36.*

Alberta Pipelines

Throughput on the Alberta pipelines averaged 425,800 barrels per day in 2006, an increase of 14,200 barrels per day over the 2005 average throughput of 411,600 barrels per day. The increase is supported by the continued strong oil and natural gas industry activity in the Alberta pipelines operating region resulting in new connection requests on the Peace system as well as increased throughputs at some existing pipeline connections. The new Calven connection added over 15,000 barrels per day of throughputs to the Peace system. This increased industry activity level has also impacted the Drayton Valley system where the connection of three new Nisku zone production facilities increased throughputs in 2006 compared to 2005. The resulting increased volumes were partially offset by natural production declines in mature areas and weaker NGL receipts from several connected gas plants.

The Alberta pipelines generated revenue of $195.2 million in 2006, up from $179.0 million in 2005. Average revenue per barrel on the Alberta systems of $1.26 in 2006 was up 7 cents per barrel compared to the average of $1.19 in 2005. Higher per barrel revenue on the Alberta systems was partially attributable to toll adjustments implemented on certain systems at the end of 2005 and during the first quarter of 2006.

Operating expenses for the Alberta conventional pipelines were $72.1 million in 2006, up $6.7 million from $65.4 million in 2005. The increase is attributable to increased maintenance spending and additional power requirements. Power continues to be a significant component of these costs, constituting over 12.3 percent of the total operating costs for Alberta conventional pipelines. As part of Pembina's risk management program, the non-transmission portion of costs on principally all of Pembina's estimated power requirements for its Alberta conventional pipelines have been fixed in a power rate swap transaction. Through a series of transactions, 16 mega watts per hour has been hedged to December 31, 2010 to minimize our exposure and subsequent flow through to shippers of power cost fluctuations. As a result of the hedge, power cost savings were $4.6 million in 2006 compared with savings of $3.5 million in 2005. The fixed unit costs for 2006 under this hedging arrangement were below the market cost of electric power during the year, and the mark to market value of the power rate swap at December 31, 2006 was an unrealized gain of $7.6 million (refer to "Changes in Accounting Principles and Practices" on page 56).

Pembina maintains an optimistic outlook for 2007 operating results for the Alberta conventional pipelines. Additional volumes from new connections, incremental volumes from the Calven and the Nisku connections where volumes are expected to increase in 2007 compared to 2006 and toll increases on most systems which have been implemented to counter the effect of continually rising operating expenses are expected to offset natural declines in volumes from connected reserves. Pembina anticipates an increase in operating income on the Alberta systems in 2007 compared to 2006, due to incremental volumes on these systems.

Given the anticipation of continued robust commodity prices and increasing levels of sulphur on the system, Pembina embarked on a product segregation initiative on the Drayton Valley system to ensure that the quality of product was maintained for our customers. This initiative physically separates the low sulphur sweet crude from crudes containing higher levels of sulphur, thus preserving the higher value for shippers of sweet crude. This $30 million project consists of adding storage tanks at the Alsike and Buck Creek Pump Stations, modifying the piping at those two pump stations, and adding approximately 50 kilometres of new pipeline. These new facilities will be completed in 2007.

BC Pipelines

Volumes transported on the BC gathering systems averaged 32,300 barrels per day in 2006 slightly higher than the 2005 average of 32,000 barrels per day. Volumes shipped on the BC gathering system are directed onto the Western system or east on the Alberta conventional systems. Volumes transported on the Western system in 2006 were 22,700 barrels per day, down from the 23,800 barrels per day in 2005. The reduction is to a large extent due to planned maintenance outages during the year which temporarily disrupted operations and diverted volumes to other Pembina systems.

Revenue generated by the BC gathering systems and the Western system (collectively called the "BC Pipelines") was $27.8 million in 2006, a $2.5 million increase from 2005 revenue of $25.3 million. This increase is due to higher revenue requirement on the provincially regulated BC gathering systems because of increased maintenance and capital expenditures. Revenue on the BC gathering systems totaled $17.8 million, an increase of $3.2 million from 2005. Revenue generated by the Western system decreased slightly by $0.7 million, from $10.7 million in 2005 to $10.0 million in 2006.

Operating expenses on the BC pipelines totaled $17.8 million in 2006, an increase of $2.8 million compared to the $15.0 million in 2005. The increase is primarily due to an increase in maintenance costs from 2005 to 2006. In 2004, Pembina expanded its maintenance, inspection and integrity program on the BC systems – with special focus on the Western system. Throughout the last two years, BC facilities have been undergoing major upgrading, inspections and repair programs. Pembina anticipates the upgrading to continue in 2007 with approximately $6.5 million in planned expenditures for integrity requirements.

The largest project on the BC Pipelines in 2006 was the replacement of a river crossing on the Western system. Erosion caused by the Pine River changing course due to record rainfall in 2005 threatened to expose the Western pipeline. A one kilometre section of the pipeline was replaced using horizontal directional drilling methods at a cost of approximately $4.0 million.

The crack inspection program continued in 2006 on the Western pipeline. The inspection of the southern half of the pipeline was completed in 2006 with the northern half of the pipeline having been completed in 2005. Pembina plans to conduct a corrosion inspection on the southern half of the pipeline in 2007.

Revenue on the provincially regulated BC gathering pipelines is based on recovery of operating costs and a return on capital invested, and is independent of throughput. No new connections to these pipelines are anticipated for 2007. Volumes on the Western system will continue to be transported at tariff rates fixed under a tolling agreement that is scheduled to expire mid-2007. We have opened negotiations with shippers with respect to future tolls. Average throughput on the Western system is expected to decline somewhat from the 2006 levels, as it is anticipated that more of the volumes transported by the BC gathering pipelines will be directed eastwards on the Alberta pipeline systems. However, these volumes, and the resulting revenue generated on the Western system, will ultimately remain dependent upon the marketing decisions of the system shippers.

OIL SANDS INFRASTRUCTURE

(in millions of dollars, except where noted)	*2006*[1]	*2005*[1]
Average throughput (mbbls/day)	**389.0**	389.0
Revenue	**$ 62.1**	$ 55.5
Operating expenses	**24.8**	18.5
Net operating income[2]	**37.3**	37.0
Capital expenditures	**101.8**	6.9
Operating expenses ($/bbl)	**0.26**	0.23
Average revenue ($/bbl)	**$ 0.65**	$ 0.69

[1] *Oil sands revenue is contract-based and independent of utilization rates, therefore oil sands volumes reported are contracted capacity.*

[2] *Refer to "Non-GAAP Measures" on page 36.*

For 2006, oil sands results consist entirely of AOSPL operations, with the exception of capital expenditures, which includes investments in the Horizon Pipeline and Cheecham Lateral. The contracted capacity on AOSPL remained at 389,000 barrels per day in 2006. The actual throughput on the system was 263,500 barrels barrels per day in 2006, an increase of 44,800 barrels per day from the 2005 throughput of 218,700 barrels per day. Year end receipts on the AOSPL system saw record throughputs, exceeding 300,000 barrels per day due to the 2006 completion of the major expansion at the Syncrude plant with resumed operations in the third quarter of 2006. However, AOSPL is a contract-based system and Pembina's revenues are not dependent on utilization rates; returns are calculated based on Pembina's total invested capital and the full recovery of operating costs for the system.

The AOSPL system generated revenue of $62.1 million in 2006, a $6.6 million increase from 2005 revenue of $55.5 million. This revenue increase is reflective of the higher operating costs in 2006 which flow through to revenue.

Operating expenses for AOSPL were $24.8 million in 2006, compared to $18.5 million in 2005. The increase of $6.3 million in operating expenses is explained by a significant increase in the price of most operational inputs, primarily power, given the effects of a substantial increase in daily throughputs when the Syncrude plant resumed production in the third quarter of 2006. The increased volumes resulted in higher power requirements in 2006.

In September 2005, Pembina entered into an agreement for the construction and operation of a 56-kilometre lateral pipeline for the delivery of synthetic crude oil from an existing pump station on the AOSPL system to a new terminalling facility located near Cheecham, Alberta. In 2006, Pembina completed the construction of the Cheecham Lateral. This pipeline has a capacity of 136,000 barrels per day and commenced generating revenue February 1, 2007. Under the 25-year extendible agreement, Pembina will earn a return based on the capital invested and the full recovery of operating costs.

In 2006, Pembina executed definitive agreements with Canadian Natural Resources Limited ("Canadian Natural") for the Horizon Pipeline. Under the agreements, Pembina will provide dedicated pipeline transportation service of up to 250,000 barrels per day of synthetic crude oil to the Horizon Project over an extendible 25-year term commencing on the in-service date. Pembina has agreed to complete the twinning of its existing AOSPL pipeline and construct a new pipeline from the AOSPL terminal to the Horizon Project, to form the Horizon Pipeline over three construction phases, the first of which commenced in November 2006. Pembina expects the twinning to be substantially completed during the first two construction phases with the installation of approximately 135 kilometres of 24-inch and 30-inch diameter pipeline. Preliminary activities are currently underway in advance of the second and final phases of construction, which are currently scheduled over the summer 2007 and winter 2007/2008 construction seasons, which will entail the installation of 73 kilometres of 20-inch pipeline connecting the Horizon Project to the AOSPL terminal. Commissioning is currently scheduled for mid-2008 and Pembina expects the pipeline will be available for service in mid-July, 2008. The total cost of the Horizon Pipeline is estimated at $350 million. Pembina has secured contracts for all major elements of the project and has acquired the pipe required to complete all three construction phases. Canadian Natural will have exclusive use of the Horizon Pipeline and Pembina will have the exclusive right to construct expansions or extensions to the pipeline. The contracted revenue requirement includes a provision for a fixed rate of return on invested capital and the full recovery of operating costs.

For 2007, Pembina expects revenue from the oil sands operations to increase due to revenues being recorded from the Cheecham Lateral. Pembina does not anticipate any significant change to the rate base or operating costs for AOSPL for 2007.

MIDSTREAM BUSINESS

(in millions of dollars, except where noted)		2006		2005
Revenue [1]	$	**50.7**	$	30.7
Operating expenses		**4.3**		3.8
Net operating income [2]		**46.4**		26.9
Capital expenditures	**$**	**12.3**	$	17.1

[1] *Net of $5.1 million in product purchase expense for 2006 (2005: nil)*

[2] *Refer to "Non-GAAP Measures" on page 36.*

Pembina's midstream operations consist of the 50 percent non-operated interest in the Fort Saskatchewan Ethylene Storage Limited Partnership and the terminalling, storage and hub services on certain of the Alberta conventional pipelines.

Total net operating income generated by the midstream business in 2006 was $46.4 million, up $19.5 million from 2005. In 2006, Pembina garnered the benefits of a full year of midstream revenue on the Swan Hills and Cremona systems and the late 2006 start-up of midstream services on the Drayton Valley system. The ethylene storage facility generates returns based on a 20-year renewable contract, maturing in June of 2023. The contract, with the two principal facility customers, provides for full operating cost recovery plus a return on invested capital. Total revenue generated by the ethylene storage facility in 2006 was up slightly from 2005 at $21.9 million compared to $21.5 million in 2005 due to higher operating costs and slightly higher sustaining capital given the flow through nature of these costs.

Operating costs on the midstream operations remained relatively constant, due to the steady operations of the ethylene storage facility and the low operating costs associated with the other midstream business activities.

Pembina expects to see significant growth in the terminalling, storage and hub services component of its operations over the next several years. Pembina expects the 2007 results of the Fort Saskatchewan Ethylene Storage Limited Partnership to be very similar to 2006 given the long-term contract on the ethylene storage facility and the stable nature of the revenue stream generated by this interest.

EXPENSES

General and administrative

General and administrative expenses were $25.6 million in 2006, an increase of $8.5 million compared to $17.1 million in 2005. The most significant components of this increase are salaries and benefits. As Pembina's asset base continues to expand, the company has faced an increasing number of operational, regulatory and compliance requirements as well as costs associated with the development of future opportunities. These increased demands have required an increase in staff levels in order to ensure sufficient resources are available. The Calgary based staff grew from 88 people at the end of 2005 to 98 at the end of 2006 an increase of 11.4% in staff complement. In addition, the record levels of oil and gas industry activity in western Canada have driven market-based increases in salaries and benefits. As a result, staffing costs have risen and appropriately trained and experienced staff are more difficult to attract and retain. In addition, higher short-term incentives and the introduction of a company-wide long-term incentive program in 2006 reflect Pembina's response to competitive pressures. Overall, general and administrative expenses represent 11.8 percent of net operating income and 7.6 percent of revenues in 2006, as compared to 9.1 percent and 5.9 percent in 2005, respectively.

Management fees

Pembina was managed by Pembina Management Inc. (the "Manager") that was owned by the officers of Pembina until June 30, 2006.

Management fees under the management agreement for 2006 were $1 million for services between January 1 and June 30, 2006 versus $1.2 million for the full year in 2005. On June 30, 2006, the Fund internalized the management contract by acquiring all of the outstanding common shares of the Manager to mitigate the impact of a potentially increasing liability arising from escalating management fees. Total consideration for the transaction consisted of an initial cash payment of $6 million and a contingent deferred payment payable in 2009 that is linked to future growth in distributable cash per Trust Unit of the Fund. If the future cumulative distributable cash in the period from January 1, 2006 to December 31,

2008 does not exceed $3.42 per Trust Unit ($1.14 per Trust Unit per year), the deferred amount is zero. Every approximate 10 cent per Trust Unit increase in cumulative distributable cash over $3.42 per Trust Unit results in a $1 million increase in purchase price to a maximum of $15 million, which is converted into notional Trust Units based on the weighted-average trading price of the Trust Units for the 20 trading days prior to June 30, 2006 of $15.87 (the closing price). The purchase price will also be adjusted by the distributions payable on the notional Trust Units for the period January 1, 2006 to December 31, 2008, and the change in the value of the Fund's Trust Units from the closing price. No further payments under the share purchase agreement are payable until 2009, however assuming the 2007 and 2008 distributable cash is similar to 2006, the potential deferred payment would be $2.2 million. Pursuant to the share purchase agreement, a copy of which is available at **www.sedar.com** and on Pembina's website, no future management fees will be payable by the Fund to the Manager (refer to Note 3 to the Financial Statements).

Depreciation and amortization

Depreciation and amortization expenses were comparable year-over-year at $85.6 million in 2006 and $85.3 million in 2005. Conventional pipeline assets and facilities are depreciated on a straight line or declining balance basis at rates ranging from 3 percent to 10 percent per annum. These rates have been established to depreciate original costs over the economic or contractual life of the related assets. AOSPL assets are depreciated over the life of the long-term transportation agreement under which the system is administered. This agreement is currently set to expire at the end of 2035. The storage facility assets are amortized over the 20-year life of the storage agreement, which expires in June 2023.

Beginning January 1, 2007, the conventional pipeline assets and facilities are being depreciated on a straight line basis over the estimated service life of the assets which range from 25-30 years depending on the pipeline system (refer to "Critical Accounting Estimates – Depreciation" on page 55).

Accretion on asset retirement obligations

Accretion on asset retirement obligations was $1.4 million in 2006 compared to $1.0 million for 2005. The slight increase was due to the increase in the asset retirement obligation (re-evaluated yearly) for estimates related to the ultimate retirement expense of assets and facilities. Accretion on asset retirement obligations is based on estimates of the operating life and the ultimate retirement expense for assets and facilities. The actual results may differ from these estimations. In 2006 and 2005 there were no asset retirements.

Interest expense and financial instruments

Net interest expense for 2006 was $24.9 million, a $1 million increase from 2005 of $23.9 million. The increase in interest expense is due to the increase in average debt outstanding throughout the year. Outstanding total debt at the end of 2006 was $553.4 million, $89.3 million higher than the 2005 closing balance. The increase was mostly due to the financing of development capital expenditures of $165.5 million offset by proceeds of $76.6 million from the Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan ("DRIP"). In 2006, interest of $4 million relating to development projects was capitalized, whereas interest of $2.1 million was capitalized in 2005. At year end, Pembina had a $60.0 million interest rate swap outstanding on the floating senior debt, with an average rate of 5.23% and an average remaining term to expiration of 1.4 years. The unrealized mark to market loss on the interest rate swaps was $0.1 million at December 31, 2006. The $25 million interest rate swap that was outstanding as at December 31, 2005 matured on August 29, 2006. Including the interest swaps, interest rates on $527.7 million in senior secured and unsecured notes have been fixed, leaving roughly 5 percent of Pembina's outstanding debt exposed to interest rate fluctuations.

Convertible debentures

Interest on convertible debentures in 2006 was $7.7 million, compared to $16.6 million for 2005. The $8.9 million decrease is due to the conversion of a significant number of the convertible debentures into Trust Units. In 2006, $81.2 million in convertible debentures were converted into Trust Units, reducing the total principal amount outstanding, net of issue costs, from $158.0 million at December 31, 2005 to $76.8 million at December 31, 2006. Of the total amount outstanding at the end of 2006, the remaining principal balances are as follows: $64.4 million at 7.35 percent and convertible at $12.50 per unit maturing December 31, 2010; and $15.6 million at 7.5 percent and convertible at $10.50 per unit maturing June 30, 2007. Furthermore, the 8.25% debentures matured on March 31, 2006. Given that the trading price of the Trust Units consistently remains above the conversion prices for the debentures, Pembina anticipates that the conversion of the debentures into Trust Units will continue throughout 2007 but at a slower rate due to the decrease in Trust Unit price effected by the recent proposed changes tabled by the Federal Government relating to taxation of income trusts.

Income taxes

Because the Fund is a unit trust for income tax purposes, the Fund is taxable on the income that is not distributed to Unitholders. Pursuant to its Declaration of Trust, the Fund is required to distribute all of its income to the Unitholders, subject to maintaining sufficient working capital reserves. However, the subsidiaries of the Fund are taxable entities and any income tax expenses or future income tax liabilities reported in the consolidated financial statements of the Fund are those of the subsidiaries.

As at December 31, 2006, the future income tax liabilities of the subsidiaries totaled $113.6 million. These liabilities are determined by applying future statutory income tax rates to the differences between the book values and the tax values of the capital assets. The differences arose either at the time of the initial acquisition of the assets on the establishment of the trust or on subsequent acquisitions. Upon recognition of the future income tax liability, an equivalent amount has been allocated to goodwill as the estimated depreciated replacement cost of the acquired assets approximated the value of those assets. The future income tax reduction of $24.3 million in 2006 represents the change between the book value and the tax value of the acquired assets at the future statutory income tax rates plus other timing differences.

Pension liability

The Fund's subsidiary, Pembina Pipeline Corporation, maintains non-contributory defined benefit pension plans together with an unfunded supplemental retirement plan covering 324 employees and 114 retirees. At the end of 2006, the pension plans carried a deficit of $6.1 million, compared to a deficit of $11.6 million at the end of 2005. At December 31, 2006, plan obligations amounted to $78.3 million, compared to plan assets of $72.2 million. During 2006, the pension plans' expense was $4.6 million, compared to $3.4 million in 2005. Contributions to the pension plans totaled $9.0 million in 2006, down from 2005 contributions of $13.3 million resulting from a reduction in the voluntary portion of the contribution due to a significant reduction in the deficit of the plans.

The accrued pension plans asset of $13.2 million represents the net difference between the amounts required to be expensed in the Fund's financial statements and the amount contributed to the pension plans. In 2007, contributions to the pension plans and the pension plans expense are both anticipated to be $5 million. Management anticipates a long-term return on the pension plans assets of 6.75 percent and an annual increase in compensation of 5.32 percent, which are in line with current industry standards.

NET EARNINGS

Years ended December 31, 2006 and 2005 (in millions of dollars, except per Trust Unit amounts)	*2006*	*2005*
Revenues	**$ 335.8**	$ 290.5
Less: operating expenses	**119.0**	102.7
Net operating income [1]	**216.8**	187.8
Deduct/(add):		
General and administrative	**25.6**	17.1
Management fee	**1.0**	1.2
Internalization of management contract	**6.0**	
Interest on long-term debt	**24.9**	23.9
Interest on convertible debentures	**7.7**	16.6
Depreciation and amortization	**85.6**	85.3
Accretion on asset retirement obligations	**1.4**	1.0
Future income tax reduction	**(24.3)**	(29.4)
Income and capital taxes		1.7
Net earnings	**$ 88.9**	$ 70.4
Net earnings per Trust Unit – basic and diluted	**$ 0.73**	$ 0.65

[1] *Refer to "Non-GAAP Measures" on page 36.*

Pembina's net earnings in 2006 were $88.9 million, an increase of $18.5 million from 2005. This increase is primarily due to increased total revenue from all three business segments (conventional, oil sands and midstream) of $45.3 million offset by increases in total expenses of $26.8 million. Increased operating expenses and general and administrative costs from 2005 to 2006 are countered by declines in interest paid on convertible debentures over the same period due to the conversion of a significant number of these securities over the year. Future income tax recoveries are $5.1 million lower in 2006 than in 2005. As Pembina begins to utilize carry forward loss benefits in 2006 for taxable income in the subsidiaries, the future income tax liability increases causing the future income tax recoveries to decline over time.

DISTRIBUTED CASH [1]

Years ended December 31, 2006 and 2005 (in millions of dollars, except per Trust Unit amounts)	*2006*	*2005*
Cash flow from operations	**$ 143.9**	$ 112.4
Add/(deduct):		
Maintenance capital expenditures	**(3.4)**	(3.9)
Employee future benefits expense	**(4.6)**	(3.4)
Employee future benefits contributions	**9.0**	13.3
Changes in non-cash working capital	**4.8**	5.4
Other	**(1.5)**	(0.4)
Distributable cash [1]	**148.2**	123.4
Increase in distribution reserve	**(5.9)**	(9.9)
Distributed cash [1]	**$ 142.3**	$ 113.5
Distributed cash per Trust Unit [1]	**$ 1.165**	$ 1.05
Diluted distributed cash per Trust Unit [1]	**$ 1.16**	$ 1.03

[1] *Refer to "Non-GAAP Measures" on page 36.*

The continued growth in distributed cash reflects the growth in both Pembina's asset base and the Unitholder base. Distributed cash rose by $28.8 million, from $113.5 million in 2005 to $142.3 million in 2006, and is funded exclusively from operations. Distributed cash per Trust Unit increased from $1.05 to $1.165. Pembina's notional distribution reserve also grew, from $15.1 million at the end of 2005 to $21.0 million at the end of 2006. Pembina maintains this notional reserve to ensure ongoing stability over economic and industry cycles and to absorb the impact of material one-time events.

2006 CASH DISTRIBUTIONS TO UNITHOLDERS

Record Date	*Payment Date*	*Taxable Other Income*	*Non-Taxable Amount*	*Total*
January 31, 2006	February 15, 2006	$0.072929	$0.02207	$0.0950
February 28, 2006	March 15, 2006	$0.072929	$0.02207	$0.0950
March 31, 2006	April 14, 2006	$0.072929	$0.02207	$0.0950
April 30, 2006	May 15, 2006	$0.072929	$0.02207	$0.0950
May 31, 2006	June 15, 2006	$0.072929	$0.02207	$0.0950
June 30, 2006	July 15, 2006	$0.072929	$0.02207	$0.0950
July 31, 2006	August 15, 2006	$0.072929	$0.02207	$0.0950
August 31, 2006	September 15, 2006	$0.076768	$0.02323	$0.1000
September 30, 2006	October 13, 2006	$0.076768	$0.02323	$0.1000
October 31, 2006	November 15, 2006	$0.076768	$0.02323	$0.1000
November 30, 2006	December 15, 2006	$0.076768	$0.02323	$0.1000
December 31, 2006	January 15, 2007	$0.076768	$0.02323	$0.1000
Total 2006 Cash Distributions		$0.89434	$0.27066	**$1.1650**

Of the total distribution of $1.165 per Trust Unit declared in 2006, $0.8943 per Trust Unit, or 77 percent, is taxable "other income" and $0.2707 per Trust Unit, or 23 percent, is non-taxable. For most Unitholders, the non-taxable portion is considered a return of capital, which will reduce the cost base of each Trust Unit. Pembina projects that these proportions in 2007 will be approximately 90 percent of the total distribution per Trust Unit being taxable "other income" and the remaining 10 percent as non-taxable return of capital.

It is the Canada Revenue Agency's administrative position that for Unitholders participating in the regular distribution reinvestment plan, the five percent discount at which additional units are acquired is considered income in the hands of the Unitholder. Further, we believe that the two percent premium earned under the premium distribution component of the DRIP will continue to be taxed as income.

Distributed Cash[1]


Distributed Cash ($ millions)
Distributed Cash per Trust Unit ($ per Trust Unit)
$150
$125
$100
$75
$50
$25
$0
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0
02
03
04
05
06

[1] Refer to "Non-GAAP Measures" on page 36.

Non-Resident Unitholders

Current domestic tax laws require a withholding tax from distribution income to non-residents of Canada at a rate of 25 percent. The withholding rate on income may be reduced pursuant to a bilateral income tax convention between Canada and the country in which the Unitholder is resident. For US residents, the withholding tax is reduced to 15 percent on trust income distributions. Such income is determined in accordance with the laws of Canada. It is important for the Unitholder to contact their broker or financial institution with regards to the amount of withholding tax that is being deducted, as it is our understanding that the withholding tax is determined by the financial institution where the units are held. Accordingly, we do not comment on the impact of relevant tax laws in various jurisdictions of residence but advise individuals to seek tax advice in this regard.

Pembina believes it should be considered a qualified foreign corporation and its distributions should be considered qualified dividends for US federal income tax purposes. Tax information relating to US residents is included on our website at **www.pembina.com**.

Our advice should not be interpreted as being specific tax advice and it is recommended that Unitholders or potential Unitholders consult their own legal or tax advisors as to their particular income tax consequences of holding Pembina Trust Units.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	*2006*	*2005*
Working capital (deficiency)	**$ (3.2)**	$ (4.8)
Variable rate debt		
Bank debt	**10.7**	115.8
Senior unsecured notes	**75.0**	75.0
Variable rate debt swapped to fixed	**(60.0)**	(85.0)
Total variable rate debt outstanding (average rate of 5.55%)	**25.7**	105.8
Fixed rate debt		
Senior unsecured notes	**375.0**	175.0
Senior secured notes	**92.7**	98.2
Variable rate debt swapped to fixed	**60.0**	85.0
Total fixed rate debt outstanding (average rate of 5.99%)	**527.7**	358.2
Convertible debentures	**76.8**	158.0
Total debt and debentures outstanding	**630.2**	622.1
Unutilized debt capacity	**$ 249.3**	$ 144.1

The Fund's cash flow from operations was $143.9 million in 2006, compared to $112.4 million in 2005. The increase in cash flow was primarily due to increased tariffs and the growth of midstream activities on certain sections of the conventional pipeline systems.

The Fund has increased its credit facilities to $802.7 million, of which $249.3 million was unutilized at year-end. The bank facilities include an unsecured revolving credit facility of $230.0 million and a $30.0 million operating line of credit (both floating rate debt). At December 31, 2006, $10.7 million of the bank facilities were drawn. On July 24, 2006, the revolving credit facility and operating line of credit were renewed for a period of five years. There are no repayments due over the term. On September 29, 2006, Pembina closed a private placement of $200 million of senior unsecured notes. The notes will mature September 30, 2021 and have a fixed interest rate of 5.58%. The proceeds were used to repay $165 million of drawn facilities accumulated to that date and the excess was placed in short term deposit. Other debt includes $93 million in fixed rate senior secured notes due 2017, $175 million in fixed rate senior unsecured notes due 2014, $75 million of floating rate senior unsecured notes due 2009 (refer to Note 7 to the Financial Statements). At December 31, 2006, Pembina had long-term debt of $553.4 million compared to $464.1 million in 2005. Repayments of interest and principal on Pembina bank indebtedness and senior notes ranks in priority to monthly cash distributions to be paid to Unitholders.

Pembina has sufficient debt capacity and operating cash flow to meet the construction commitments relating to the Horizon Project. Additional funding is expected to be obtained through the DRIP that is anticipated to raise close to $100 million in 2007.

Management believes that the Fund has sufficient liquidity to meet its daily operational commitments and existing obligations. Principally, all of the Fund's accounts receivable are with customers in the oil and gas industry and under the terms of the Fund's shipping rules and regulations or pursuant to contracts. Balances are payable on the 25th day of the following month. This date coincides with the date on which oil and gas companies receive payment from industry partners and customers. Furthermore, on the conventional pipeline systems, the Fund has the right to take the shipper's oil in kind to settle any outstanding receivable balance. Therefore, the risk of non-collection is considered to be extremely low.

The Fund distributes all of its net cash flow, subject to retaining an appropriate distribution reserve, financing, maintenance capital, making repayments on debt and, if applicable, funding future removal and site restoration reserves. Aggregate debt of $630.2 million at December 31, 2006 resulted in a ratio of total debt to total enterprise value of 24 percent. This compares to $622.1 million and 25 percent, respectively, at the end of last year.

Development capital expenditures totaled $165.5 million in 2006, an increase of $90 million from 2005. A significant amount of this increase related to the Cheecham Lateral ($37.8 million) and the initial construction costs for the Horizon Pipeline ($49.4 million). Maintenance capital expenditures for 2006 totaled $3.4 million, compared to $3.9 million in 2005. Current significant capital expenditure commitments include $183 million of the $350 million total for the construction of the Horizon Pipeline which is expected to be incurred in 2007 (refer to "Contractual Obligations" below).

Credit rating agency ratings on the Pembina Pipeline Income Fund and Pembina Pipeline Corporation were confirmed during 2006. The STA-2 (low) stability rating and 'BBB high' senior secured and 'BBB' senior unsecured debt rating assigned by the Dominion Bond Rating Services ("DBRS") and the SR-2 stability rating, 'BBB' long term corporate credit with a stable outlook, 'BBB plus' senior secured and 'BBB' senior unsecured debt rating by Standard and Poor's ("S&P") are current. The DBRS stability rating system measures the volatility and sustainability of distributions per Trust Unit on a rating scale STA-1 to STA-7 (STA-1 being the highest rating possible). STA-2 rated funds are considered to have very good distribution per Trust Unit stability and sustainability. The S&P rating system rates distributable cash on a scale of SR-1 to SR-7 with SR-2 rated funds considered to have very high stability. Debt securities rated BBB exhibit adequate protection parameters. These ratings recognize the Fund's stable assets profile and financial results, as well as the stability and sustainability of the per Trust Unit distribution.

CONTRACTUAL OBLIGATIONS

		Payments Due by Period			
($ millions)	*Total*	*Less than 1 year*	*1 – 3 years*	*4 – 5 years*	*After 5 years*
Office and vehicle leases	**$ 14.7**	$ 3.3	$ 5.1	$ 3.6	$ 2.7
Long-term debt	**553.4**	6.0	95.7	27.3	424.4
Convertible debentures	**76.8**	15.1		61.7	
Construction commitments	**300.6**	175.0	125.6		
Total contractual obligations	**$ 945.5**	$ 199.4	$ 226.4	$ 92.6	$ 427.1

Pembina is contractually committed to the construction and the operation of the Horizon Pipeline. Construction on the Horizon Pipeline, which is currently projected to cost $350 million, commenced in 2006, with operations slated to commence in mid-2008. The expenditures are expected to be funded from long-term borrowings and utilization of the Fund's DRIP.

On July 24, 2006, Pembina renewed its revolving bank facilities for a five-year term to July 24, 2011. These facilities were previously renewed annually, therefore drawn amounts under the facilities of $10.7 million previously payable in 1-3 years are now repayable in 4-5 years, should the credit facilities not be renewed (refer to Note 7 to the Financial Statements).

CRITICAL ACCOUNTING ESTIMATES

Management is required to make judgments, assumptions and estimates in the applications of generally accepted accounting principles that have a significant impact on the Fund. Readers are referred to Note 2 of the audited Consolidated Financial Statements as at and for the year ended December 31, 2006 for a description of the Fund's significant accounting policies. The following discussion outlines certain items for which critical estimates must be made in preparing those statements.

Depreciation

Pipeline assets and facilities are generally depreciated using the declining balance method at rates ranging from three percent to ten percent per annum. The AOSPL and ethylene storage assets are depreciated using the straight-line method at rates ranging from three to five percent. These rates have been established to depreciate the original asset and facility costs over the economic lives or contractual duration of the related assets. Estimates of the economic life of various pipeline systems have been based on projecting future throughputs using historic oil and gas production decline rates and throughputs. Management has assumed that these historical trends will continue and that the increased tolls required to offset these decline rates will also remain competitive. However, the actual useful life of the assets may differ from management's original estimate due to higher decline rates, non-competitive tolls and customer requirements. A resultant change in depreciation expense would have a corresponding effect on the net earnings of the Fund.

Effective January 1, 2007, the Fund has revised its estimate of the future useful life of its conventional pipeline assets. Based on recent expansion initiatives in the industry and the oil reserve life natural decline patterns of the pipeline assets, management believes that the estimated useful life of the assets will be between 25-30 years depending on the pipeline system and expected throughputs. Management also believes that this change in useful life would be better reflected using the straight line method of accounting for depreciation. The Fund has commenced depreciating the conventional oil pipeline assets and facilities over 25 to 30 years on a straight line basis. The impact of this change in 2007 is expected to be a decrease in depreciation expense and an increase in net earnings of approximately $6 million.

Goodwill

Goodwill, which represents the estimated tax costs related to the difference between the fair value and the tax basis of acquired assets, is assessed by the Fund for impairment at least annually. Management estimates the fair value of these assets by discounting the projected future cash flows generated by these assets using the Fund's weighted average cost of capital. If it is determined that the fair value of the future cash flows is less than the book value of the assets at the time of the assessment, an impairment amount would be determined by deducting the fair value of the cash flows from the book values and applying it against the book balance of goodwill. To date, there has been no impairment of these goodwill values.

Asset Retirement Obligations

Management recognizes the fair value of an estimated asset retirement obligation in the period in which it is incurred, when an estimate can reasonably be made and industry practice or regulation requires removal of the asset upon retirement. The estimated fair value is recorded as a long-term liability with a corresponding increase in the carrying value of the property, plant and equipment. The liability is accumulated over time through charges to period earnings and is reduced by the actual costs incurred upon settlement. Any difference between the actual cost incurred upon settlement and the recorded liability is recognized as a gain or loss in the Fund's earnings.

Asset Impairment

Management regularly reviews property, plant, equipment and other intangibles to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. Impairment is generally considered to have occurred when the fair value of the future cash flows that are to be generated by an asset are less than the carrying value of that asset. If impairment has occurred, an impairment charge to earnings is recognized in the amount that the carrying value of the asset exceeds its fair value. To date, there has been no impairment in the carrying value of our assets.

Pensions and other Post Retirement Benefits

The Fund accrues for its obligations under its employee pension plans and the related costs, net of pension plan assets. The costs of the pension plans and other retirement benefits is actuarially determined using the projected benefit method based on the length of service and reflects management's best estimate of expected pension plan investment performance, salary escalation and retirement ages of employees. The return on the pension plan assets is based on the fair value of those assets. The obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments. The pension expense includes the costs of pension benefits earned during the current year, the interest cost on pension obligations, the return on pension plan assets, the amortization of the net transitional obligation, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets. The amortization period covers the expected average remaining services lives of employees covered by the pension plan. The actual costs and projections may differ from management's estimates and any change would have a corresponding effect in the net earnings of the Fund.

CHANGES IN ACCOUNTING PRINCIPLES AND PRACTICES

There were no changes in Pembina's principles or practices that affected the disclosure of or the accounting for its operations for the year ended December 31, 2006.

New accounting standards will be in effect for hedge accounting, recognition and measurement of financial instruments and disclosure of comprehensive income. These standards will apply to the Fund effective January 1, 2007 resulting in unrealized gains or losses being recognized in comprehensive income within Unitholders' equity. To the extent that certain transactions do not qualify for hedge accounting, unrealized gains and losses will be charged to earnings in the current period. The impact of this change, had it been effective for 2006, would have been the recording of a $7.5 million unrealized gain relating to power hedges and interest rate swaps to comprehensive income.

TRUST UNIT INFORMATION

(in thousands of dollars, except where noted)	*March 1, 2007*[1]	***December 31, 2006***	*December 31, 2005*
Trading volume and value			
Total volume (Trust Units)	10,578,551	**64,731,227**	57,295,154
Average daily volume (Trust Units)	246,013	**257,893**	227,362
Value traded	$ 169,486	**$ 1,062,344**	$ 827,360
Trust Units outstanding at year end (Trust Units)	127,589,378	**126,217,888**	113,897,002
Year end unit trading price ($/Unit)	$ 16.02	**$ 15.83**	$ 15.95
Market value (for December 31)			
Trust Units	$ 2,043,976	**$ 1,998,029**	$ 1,816,657
8.25% convertible debentures[2]			14,336
7.50% convertible debentures[3]	22,009	**23,406**	37,308
7.35% convertible debentures[4]	80,659	**80,307**	167,884
Market capitalization	$ 2,146,644	**$ 2,101,742**	$ 2,036,185
Senior debt	571,000	**553,369**	464,062
Total enterprise value	$ 2,717,644	**$ 2,655,111**	$ 2,500,247

[1] *Based on 43 trading days from January 1 to March 1, 2007 inclusive.*
[2] *Matured March 31, 2006*
[3] *$15.6 million principal amount of 7.50% convertible debentures outstanding at a market price of $149.74 at December 31, 2006.*
[4] *$64.4 million principal amount of 7.35% convertible debentures outstanding at a market price of $124.64 at December 31, 2006.*

The Fund's Trust Units, along with each of the two series of convertible debentures, are publicly traded on the Toronto Stock Exchange. The total market value of the Fund's outstanding securities was $2.1 billion at December 31, 2006. Issued and outstanding Trust Units of the Fund rose to 126.2 million by the end of 2006, an increase of 12.3 million from 2005. During 2006, 7.1 million Trust Units were issued through debenture conversions, 4.9 million Trust Units were issued under the DRIP (which is described below) and 0.3 million Trust Units were issued upon the exercise of Trust Unit options. Pembina's ratio of total debt to total enterprise value declined slightly from 25 percent at the end of 2005 to 24 percent as at December 31, 2006. Management remains satisfied that the leverage currently employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Annual Value Traded and Average Daily Trading Volume


Annual Value Traded ($ millions)
Average Daily Volume (thousands of Units)
$1,000
$800
$600
$400
$200
$0
250
200
150
100
50
0
98*
99
00
01
02
03
04
05
06

** PIF.UN commenced trading as a fully paid Trust Unit on October 23, 1998.*

Pembina's DRIP Plan raised $76.6 million in 2006, compared to $31.3 million in 2005. Since its launch in 2003, the plan has attracted significant Unitholder interest and has raised $166.7 million. The Fund views the DRIP Plan as a dependable, cost effective source of incremental financing, and uses the proceeds to fund its capital program. The 12.3 million Trust Units issued through the DRIP Plan since the Plan's inception represent less than 10 percent of the total issued and outstanding units at the end of the year. In 2007, Pembina has the potential to raise close to $100 million based upon current participation levels of the DRIP plan, but will maintain the flexibility to alter this target, dependent on the actual participation and capital funding requirements during the year.

Data provided by our transfer agent indicates that non-resident holdings in the Fund totaled 16.5 percent at January 31, 2007. This level is within the 49 percent restriction on non-resident ownership in the Fund imposed by Pembina's Declaration of Trust and is consistent with guidelines under the Income Tax Act (Canada).

RISK FACTORS

Following is a summary of the primary risk factors identified by management that could potentially have a material impact on the financial results and operations of the Fund. For a full discussion of these and other risk factors affecting the business and operation of the Fund and its operating subsidiaries, readers are referred to the Fund's Annual Information Form, an electronic copy of which is available through the internet on Pembina's website at **www.pembina.com** or on the Fund's SEDAR profile at **www.sedar.com**.

Distributions

The Fund has announced its distribution objective for 2007 of $1.32 per Trust Unit, an approximate 13 percent increase over the 2006 annual distribution. Management believes that continued robust operating results produced by Pembina's conventional assets, coupled with growth in its oil sands and midstream business segments, will continue to generate significant and sustainable cash flow that will support the new level of cash distribution. However, there can be no assurance that this level of distribution will be achieved. The actual amount of distributions paid to Unitholders will depend upon numerous factors including, but not limited to, operating cash flow, general and administrative costs, debt repayment and service costs, taxes, capital expenditures, reclamation reserves – if any, and working capital requirements. Payments by Pembina, the principal operating subsidiary, to the Fund may be delayed or reduced by restrictions imposed by lenders, disruptions in services or the ability of Pembina, under certain circumstances, to delay interest payments on its senior secured notes for up to twelve months.

Debt Service

At the end of 2006, Pembina had exposure to floating interest rates on $25.7 million in debt. A 0.25 percent change in short-term interest rates would have an annualized impact of $0.1 million on net cash flows. Variations in interest rates and scheduled principal repayments, if required under the terms of the banking agreements as described in Note 7 to the Fund's 2006 Consolidated Financial Statements, could result in significant changes in the amounts required to be applied to debt service before payment of any amounts by the operating subsidiaries to the Fund. Certain covenants in the agreements with the lenders may also limit payments by the operating subsidiaries to the Fund. Although it is believed that the existing credit facilities are sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Pembina or that additional funds can be obtained. Holders of senior secured notes have been provided with security over substantially all of the assets of Pembina. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, the lenders will rank senior to the Fund in respect of payments made by the operating subsidiaries on securities or unsecured promissory notes that are held by the Fund. As a result, cash distributions from the Fund to Unitholders would be adversely affected by such circumstances.

Capital Resources

Future expansions of the pipeline assets, acquisitions and other capital expenditures will be financed from sources such as cash generated from operations, borrowing or issuance of additional Trust Units or other securities of the Fund or Pembina. There can be no assurance that sufficient capital will be available on terms that would be considered as acceptable to the Fund to support these expansions or other required capital expenditures. Should external sources of capital become limited or unavailable, Pembina's ability to make the necessary or desirable capital expenditures could be severely restricted. To the extent Pembina is required to use cash flow to finance capital expenditures the level of cash distributed to Unitholders could be reduced.

Reserve Replacement and Throughput

Tariff revenues are based upon a variety of tolling arrangements, including deliver or pay contracts, costs of service arrangements and market-based tolls. As a result, certain tariff revenues are heavily dependent upon throughput levels. Future throughput on Pembina's conventional crude oil and NGL pipelines and replacement of oil and gas reserves in service areas will be dependent upon the success of producers operating in those areas exploiting their existing reserve bases as well as exploring for and developing additional reserves. Without reserve additions or expansion of the service areas, throughput on the pipelines will decline over time as reserves are depleted. In addition, as reserves are depleted or if the product prices for crude oil, condensate and NGL's decline, production costs may increase relative to the remaining value of the reserves in place, causing producers to shut-in production, seek out lower cost alternatives for transportation to market or pressure Pembina to reduce the effective tariffs. The oil and natural gas price volatility that the industry has experienced over the past number of years is due to supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas producing regions, not necessarily located in western Canada, all of which are beyond the Fund's control.

Environmental Costs and Liabilities

Pembina is subject to Canadian Federal and Alberta and British Columbia Provincial laws and regulations relating to environmental protection and operational safety. While Pembina believes that that the current operation of its pipeline systems is in compliance with all applicable environmental and safety regulations, there can be no assurance that substantial cost or liability will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulation and enforcement or claims for damages to persons or property resulting from Pembina's operations, could result in significant costs and liabilities to Pembina. If Pembina were not able to recover the resulting costs through insurance or tariffs, cash flow available to make cash distributions to Unitholders or to service obligations under the convertible debentures would be adversely affected. While Pembina maintains insurance in respect of damage caused by seepage or pollution in an amount it considers prudent and in accordance with industry standards, certain provisions of this insurance may limit its availability in respect of certain occurrences unless they are discovered within fixed timed periods. These periods can range from 72 hours to seven days. If Pembina is unaware of or is unable to locate the problem within the relevant time period insurance coverage may not be available. However, Pembina is of the opinion that it has adequate leak detection systems in place to detect and monitor a significant spill of product.

Competition to the Pipeline Operations

Pembina competes with other pipelines in its service areas, other transporters of crude oil and NGLs, and other midstream businesses. The introduction of competing transportation alternatives into Pembina's service areas could potentially have the impact of limiting Pembina's ability to adjust tolls as it may deem necessary. Additionally, potential pricing differentials on the components of NGLs may result in these components being transported by competing gas pipelines. Pembina believes that it is prepared for and determined to meet these existing and potential competitive pressures.

Regulation

Legislation in Alberta and British Columbia exists to ensure that producers have fair and reasonable opportunities to produce, transport, process and market their reserves. In Alberta and British Columbia, the Alberta Energy and Utilities Board and the British Columbia Utilities Commission respectively, may, upon application and following a hearing (and in Alberta with the approval of the Lieutenant Governor in council), declare the operator of a pipeline a common carrier of oil or natural gas and, as well, must not discriminate between producers who seek access to the pipeline. Producers and shippers may also apply to the regulatory authorities for a review of tariffs if they prove the tariffs are not just and reasonable. Applications by producers to have a pipeline operator declared a common carrier are usually accompanied with an application to have tariffs set by the regulatory authorities. The extent to which regulatory authorities in such instances can override existing transportation or processing contracts has not been fully decided. The potential for direct regulation of tolls, other than for the provincially regulated BC gathering pipelines, while considered remote, could result in toll levels that are not considered fair and reasonable by Pembina and could impair the economic operation of such regulated pipeline systems.

Pipeline Abandonment Costs

Pembina is responsible for compliance with all applicable laws and regulations regarding the abandonment of its pipeline assets at the end of their economic life, and such abandonment costs may be substantial. The proceeds of the disposition of certain assets associated with Pembina's pipeline systems including, in respect of certain pipeline systems, linefill would be available to offset abandonment costs. However, it is not possible to definitively predict abandonment costs since they will be a function of regulatory requirements at the time and the value of Pembina's assets, including linefill, may then be more or less than the abandonment costs. Pembina may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available for distribution to Unitholders and to service obligations under the Convertible Debentures.

Operational Hazards

Pembina's operations are subject to the customary hazards of the pipeline transportation business. The operations of Pembina's pipelines could be disrupted by natural disasters or other events beyond Pembina's control. A casualty occurrence could result in the loss of equipment or life as well as injury and property damage. Pembina carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences.

Credit Risk

Pembina is subject to credit risk arising out of both its pipeline and midstream operations. A majority of Pembina's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. Historically, Pembina has collected its accounts receivable in full. However, it maintains lien rights on the oil and NGLs that are in Pembina's custody during the transportation of such products on the pipeline as well as the right of offset for single shipper operations. It also actively reviews credit worthiness of all new shippers on its systems and regularly reviews the credit status of current shippers.

Pricing

Terminalling, storage and hub services are dependent upon the ability of Pembina to take advantage of pricing differentials for various qualitative factors in the crude oil and NGL streams. These differentials are based primarily on product density and sulphur content and are subject to normal market forces. Pembina actively monitors the market conditions and the stream content and quality to ensure that it is not subject to undue risk or exposure should there be a significant change in either price or quality factors.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2006				2005			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues (in thousands of dollars, except where noted)	**$ 88,062**	**$ 85,326**	**$ 80,924**	**$ 81,506**	$ 77,644	$ 73,100	$ 70,120	$ 69,658
Operating expenses	**32,534**	**29,171**	**27,733**	**29,572**	28,520	24,480	24,763	24,973
EBITDA [1]	**49,626**	**50,261**	**39,554**	**44,732**	45,027	44,558	40,207	39,738
Net earnings	**27,231**	**24,563**	**16,940**	**20,151**	21,705	19,778	14,373	14,553
Net earnings per Trust Unit ($/Unit)								
Basic and diluted	**0.22**	**0.20**	**0.14**	**0.17**	0.19	0.18	0.14	0.14
Distributed cash [1]	**37,687**	**36,461**	**34,567**	**33,570**	29,667	29,099	27,474	27,242
Distributed cash per Trust Unit ($/Unit) [1]								
Basic	**0.3000**	**0.2950**	**0.2850**	**0.2850**	0.2625	0.2625	0.2625	0.2625
Diluted	**0.2956**	**0.2902**	**0.2803**	**0.2786**	0.2526	0.2599	0.2556	0.2548
Trust Units outstanding (thousands)								
Weighted average (basic)	**125,625**	**123,576**	**121,289**	**117,784**	113,019	110,845	104,660	103,776
Weighted Average (diluted)	**132,789**	**131,502**	**130,036**	**129,692**	128,254	128,632	126,104	125,679
End of Period	**126,218**	**124,262**	**122,030**	**119,816**	113,897	111,938	104,949	104,127

[1] *Refer to "Non-GAAP measures" on page 36.*

Pembina's stable operations typically produce limited variability in quarterly results. However, continued growth in Pembina's underlying asset base and significant growth in the midstream business has resulted in increased revenues, expenses and cash flows over the last eight quarters. Variations in this trend result from one-time events and expected seasonal factors which impact pipeline receipts and operating expenses, occurring most frequently during the second quarter of each year. Such events and factors include, but are not limited to, regularly scheduled facilities maintenance, road bans and weather-related impact on receipts and spending patterns.

FOURTH QUARTER RESULTS

Net earnings for the fourth quarter were $27.2 million compared with $21.7 million in 2005. The increase in net earnings reflects an increase in earnings before tax of $4.0 million due to the record operating performance of all business segments and a higher future income tax reduction that was impacted by the utilization of tax pools.

Cash flow from operations for the fourth quarter was $35.1 million, an increase of $12.4 million from 2005. The increase is primarily due to the increased volumes transported on all systems, various tariff increases implemented during 2006 and the resulting increase in revenues. Cash from financing activities in the fourth quarter consisted of borrowings under the bank facilities and the issuance of Trust Units under the DRIP to finance the Cheecham Lateral and the Horizon Pipeline offset by distributions to Unitholders. Cash used in investing activities increased from $27.0 million in 2005 to $60.5 million in 2006 as a result of the construction projects.

ADDITIONAL INFORMATION

Additional information relating to Pembina Pipeline Income Fund, including the Fund's 2006 Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at **www.sedar.com** or at **www.pembina.com.**

MANAGEMENT'S RESPONSIBILITY

The consolidated financial statements of Pembina Pipeline Income Fund (the "Fund") are the responsibility of Pembina's management. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgments, where appropriate.

Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In the preparation of these financial statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that accounting systems provide timely, accurate and reliable financial information.

The Board of Directors of Pembina Pipeline Corporation (the "Board") is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising their responsibilities through the Audit Committee, which is composed of three non-management directors. The Audit Committee meets periodically with management and the auditors to satisfy itself that management's responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

KPMG LLP, the independent auditors, have audited the Fund's financial statements in accordance with Canadian generally accepted auditing standards and their report follows. The independent auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings.

Robert B. Michaleski
President and Chief Executive Officer
Pembina Pipeline Corporation

Peter D. Robertson
Vice President Finance and
Chief Financial Officer
Pembina Pipeline Corporation

March 8, 2007

AUDITORS' REPORT TO THE UNITHOLDERS

We have audited the consolidated balance sheets of Pembina Pipeline Income Fund as at December 31, 2006 and 2005 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada

March 7, 2007

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005 (in thousands of dollars)	*2006*	*2005*
ASSETS		
Current assets:		
Cash	**$ 1,861**	$
Accounts receivable	**44,947**	31,012
	46,808	31,012
Property, plant and equipment (Note 5)	**1,257,729**	1,161,691
Goodwill and other (Note 6)	**371,667**	366,416
	$ 1,676,204	$ 1,559,119
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	**$**	$ 7,311
Accounts payable and accrued liabilities	**37,411**	18,489
Distributions payable to Unitholders	**12,622**	9,966
Current portion of long-term debt (Note 7)	**5,973**	7,968
Current portion of convertible debentures (Note 8)	**15,133**	8,000
	71,139	51,734
Long-term debt (Note 7)	**547,396**	456,094
Convertible debentures (Note 8)	**61,679**	150,040
Asset retirement obligations (Note 10)	**29,889**	19,716
Future income taxes (Note 11)	**113,617**	137,923
	823,720	815,507
Unitholders' equity:		
Trust Units (Note 12)	**1,235,809**	1,073,537
Deficit	**(383,325)**	(329,925)
	852,484	743,612
Commitments (Note 17)		
	$ 1,676,204	$ 1,559,119

On behalf of the Board of Pembina Pipeline Corporation:

Lorne B. Gordon
Director

Robert F. Taylor
Director

March 8, 2007

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

Years ended December 31, 2006 and 2005 (in thousands of dollars, except per Trust Unit amounts)	*2006*	*2005*
Revenues:		
Conventional pipelines	$ **222,957**	$ 204,331
Oil sands infrastructure	**62,120**	55,472
Midstream business	**50,741**	30,719
	335,818	290,522
Expenses:		
Operations	**119,010**	102,736
General and administrative	**25,608**	17,091
Management fee	**1,027**	1,165
Depreciation and amortization (Note 5, 6)	**85,619**	85,270
Accretion on asset retirement obligations (Note 10)	**1,395**	1,015
Internalization of management contract (Note 3)	**6,000**	
	238,659	207,277
Earnings before interest and taxes	**97,159**	83,245
Interest on long-term debt (Note 7)	**(24,880)**	(23,877)
Interest on convertible debentures (Note 8)	**(7,700)**	(16,599)
Earnings before taxes	**64,579**	42,769
Income and capital taxes (reduction) (Note 11)	**(24,306)**	(27,640)
Net earnings	**88,885**	70,409
Deficit, beginning of year	**(329,925)**	(286,852)
Distributed cash	**(142,285)**	(113,482)
Deficit, end of year	$ **(383,325)**	$ (329,925)
Earnings per Trust Unit – basic and diluted (Note 14)	$ **0.73**	$ 0.65

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2006 and 2005 (in thousands of dollars)	*2006*	*2005*
Cash provided by (used in):		
Operating activities:		
Net earnings	**$ 88,885**	$ 70,409
Items not involving cash:		
Depreciation and amortization	**85,619**	85,270
Accretion on asset retirement obligations	**1,395**	1,015
Future income tax reduction	**(24,306)**	(29,377)
Employee future benefits expense	**4,620**	3,383
Trust Unit based compensation expense	**1,135**	
Other	**363**	362
Employee future benefits contributions	**(9,000)**	(13,349)
Changes in non-cash working capital (Note 15)	**(4,851)**	(5,353)
Cash flow from operations	**143,860**	112,360
Financing activities:		
Bank borrowings	**59,862**	31,438
Issue of senior notes (net of issue costs)	**194,842**	
Repayment of long-term debt	**(165,000)**	
Repayment of senior secured notes	**(5,555)**	(1,764)
Issue of Trust Units on exercise of options (Note 12)	**3,271**	6,762
Issue of Trust Units under Distribution Reinvestment Plan (Note 12)	**76,639**	31,250
Distributions to Unitholders – current year	**(129,664)**	(103,516)
Distributions to Unitholders – prior year	**(9,966)**	(9,007)
	24,429	(44,837)
Investing activities:		
Capital expenditures	**(168,955)**	(79,457)
Changes in non-cash working capital (Note 15)	**9,838**	7,594
	(159,117)	(71,863)
Change in cash	**9,172**	(4,340)
Bank indebtedness, beginning of year	**(7,311)**	(2,971)
Cash (bank indebtedness), end of year	**$ 1,861**	$ (7,311)
Other cash disclosures:		
Interest on long-term debt paid	**$ (25,698)**	$ (25,484)
Interest on convertible debentures paid	**$ (6,740)**	$ (15,606)
Interest capitalized	**$ (4,014)**	$ (2,100)
Taxes paid	**$ (419)**	$ (928)

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005 (tabular amounts stated in thousands of dollars, except per Trust Unit amounts)

Note 1. Structure of the Fund:

Pembina Pipeline Income Fund (the "Fund") is an open-ended, single purpose trust formed under the laws of the Province of Alberta pursuant to a declaration of trust. The Fund commenced operations in October 1997 when it acquired all of the shares and unsecured promissory notes of Pembina Pipeline Corporation ("Pembina") which owns or has interests in pipelines and related facilities to deliver crude oil, condensate and natural gas liquids in Alberta and British Columbia, and other energy related infrastructure.

The Fund makes monthly distributions of its distributable cash to Unitholders of record on the last day of each calendar month. The amount of the distributions per Trust Unit are equal to the pro-rata share of interest income (and in certain circumstances repayment of principal) on the Pembina notes and dividends (and in certain circumstances repayment of capital) on the Pembina shares less expenses of the Fund and cash redemptions of Trust Units.

Pursuant to the Fund's distribution policy, it will pay interest, principal, dividends and capital, subject to retaining an appropriate distribution reserve, satisfying its financing covenants, making loan repayments, and funding future removal and site restoration expenditures. Pembina's maintenance capital expenditures are expected to be funded from available cash while ongoing development, expansions and acquisitions of pipeline and other assets and related facilities are expected to be funded primarily through borrowings or issuance of additional Trust Units.

Note 2. Significant Accounting Policies:

The preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. In the opinion of management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of Canadian generally accepted accounting principles for non rate-regulated entities. Certain of the prior year's comparative figures have been reclassified to conform with the current year's presentation.

Regulation

The pipeline systems in Alberta and British Columbia are subject to the respective provincial utilities board authority over matters such as construction, rates and rate setting agreements with customers. Pipelines crossing provincial borders are also subject to the authority of the National Energy Board. The Alberta pipelines generally operate under market tolling arrangements and the utilities board will not review rates unless it receives a complaint. Rates on the British Columbia pipelines require provincial utility board approval and certain period costs are deferred and recovered in tolls over a five year period as directed by the regulator.

Principles of consolidation

These consolidated financial statements include the accounts of the Fund, its wholly owned subsidiary companies and partnerships, and its proportionate share of the accounts of joint ventures and partnerships. The Fund does not utilize off balance sheet arrangements with unconsolidated entities.

Cash and cash equivalents

Short term investments with original maturities of ninety days or less are considered to be cash equivalents and are recorded at cost which approximates market value.

Property, plant and equipment

Development capital expenditures (upgrades and expansions) and maintenance capital expenditures (major renewals and improvements) are capitalized at cost. Maintenance and repair costs are expensed as incurred. Interest is capitalized during the construction phase of large expansions.

Pipeline assets and facilities are generally depreciated using the straight line or declining balance method at rates ranging from 3% to 10% per annum. AOSPL and storage assets and facilities are depreciated using the straight line method at annual rates ranging from 3% to 5%. These rates are established to depreciate original costs over the economic lives or contractual duration of the related assets.

Goodwill

Goodwill represents the excess, if any, of the consideration paid over the fair value of identifiable assets and liabilities acquired in a business combination, and often arises as a result of the recognition of a future income tax liability related to the difference between the fair value and the tax base of acquired assets. Goodwill is not amortized but, at a minimum, is subject to an annual impairment test and an impairment loss is recognized when the carrying amount of goodwill exceeds its fair value. The measurement methodology used to evaluate whether there is a permanent impairment in the value of goodwill is based on discounted cash flows.

Other intangibles

Other intangibles acquired individually or as part of a group of assets are recognized and measured at cost. Other intangibles are amortized using the straight line method over the 20-year contractual duration of the related asset.

Impairment of long-lived assets

Management reviews property, plant and equipment and other intangibles to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. If impairment has occurred, an impairment charge to earnings is recognized for the amount the carrying value of the asset exceeds its estimated fair value based on discounted future cash flows.

Employee pension plans

A subsidiary of the Fund maintains a non-contributory defined benefit pension plan covering its employees along with an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. The cost of pension benefits earned by employees in the defined benefit plans are charged to earnings as services are rendered using the projected benefit method pro-rated on service. The cost of the defined benefit plans reflects management's estimate of the rate of return on pension plan assets, salary escalations, mortality and other factors affecting the payments of future benefits. Adjustments arising out of plan amendments, changes in assumptions and experienced gains and losses are normally amortized, using the corridor method, over the expected remaining average service life of the employee group. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. The market value of assets is used for all calculations.

Asset retirement obligations

The fair value of the estimated asset retirement obligations are recognized in the period in which they are incurred, when an estimate can reasonably be made and industry practice or regulation requires removal of the asset upon retirement. The fair value is recorded as a long term liability with a corresponding increase in the carrying value of the property, plant and equipment. The liability is accumulated over time through charges to earnings and is reduced by the actual costs incurred upon settlement. Any difference between the actual costs incurred upon settlement and the recorded liability is recognized as a gain or loss in earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Significant Accounting Policies: (continued)

Income taxes

Income taxes, based on current legislation, are recorded on the liability method of accounting as the subsidiaries are projected to be taxable in the future. Income tax obligations relating to distributions from the Fund are the obligations of the Unitholders. Accordingly, no provision for income taxes on the earnings of the Fund have been made.

Future income tax liabilities of subsidiaries are recognized on acquisitions and reflect the difference between the book value and tax value of capital assets at future statutory income tax rates. On recognition, an equivalent amount is allocated to property, plant and equipment or, if the consideration paid approximates the estimated depreciated replacement cost, then the allocation is to goodwill. The future income tax reduction represents the change in these amounts and other timing differences during the year.

Revenue recognition

Pipeline transportation revenues are recorded when the services have been provided. For rate or contractually regulated pipeline operations, revenue is recognized in a manner that is consistent with the underlying rate design as mandated by agreement or regulatory authority.

Certain pipelines have been designated single-shipper lines where producers must either sell their product at the inlet point or sell their product at the inlet point and repurchase it at the delivery point for the inlet price paid plus an agreed-upon differential on a pre-arranged basis. The buy/sell transactions are recorded when the services have been provided and recognized on a net basis in the statement of earnings. Product sales are recognized when the product is delivered to a customer.

Storage revenue is recognized when the service is provided consistent with the rate contracted with the customer.

Unit based compensation

The Fund uses the fair value method to account for the compensation cost of options granted pursuant to the unit option plan described in Note 13. Under the fair value method, the options are measured at fair value at the grant date and the cost is recognized in earnings over the vesting period. Consideration paid on exercise of the options is credited to Unitholders' equity.

The Fund has a restricted Trust Unit plan as described in Note 13. As participants in this plan are entitled to a cash payment on a fixed vesting date, the Fund is using the intrinsic value method to account for the compensation cost of this plan. Changes in intrinsic value result in a change in the measurement of compensation cost. As awards vest at the end of the vesting period, compensation cost is recognized as incurred.

Risk management

The Fund uses derivative financial instruments to manage exposure to interest rates, power costs and crude oil or natural gas liquids. The Fund does not use financial instruments for trading or speculative purposes.

The Fund formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Fund also assesses, both at inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Unrealized gains and losses on derivative instruments that qualify for hedge accounting are not recorded. When realized, the gains and losses are charged to net earnings. Gains and losses on derivatives that are not designated as, or do not qualify as, part of hedging relationships, and any gains or losses after the termination of hedging relationships are charged to earnings as they arise.

Note 3. Internalization of Management Contract:

Effective June 30, 2006, the Fund acquired all of the outstanding common shares of Pembina Management Inc. (Manager), the manager of the Fund. Total consideration for the transaction consisted of an initial cash payment of $6 million and a contingent deferred payment payable in 2009 that is linked to future growth in distributable cash per Trust Unit of the Fund. If the future cumulative distributable cash in the period from January 1, 2006, to December 31, 2008 does not exceed $3.42 per Trust Unit ($1.14 per Trust Unit per year), the deferred amount is zero. Every approximate 10 cent per Trust Unit increase in cumulative distributable cash over $3.42 per Trust Unit results in a $1 million increase in purchase price to a maximum of $15 million, which is converted into notional Trust Units based on the weighted-average trading price of the Trust Units for the 20 trading days prior to June 30, 2006 of $15.87 (the closing price). The purchase price will also be adjusted by the distributions payable on the notional Trust Units for the period January 1, 2006 to December 31, 2008, and the change in the value of the Fund's Trust Units from the closing price. No further payments under the share purchase agreement are payable until 2009, however assuming the 2007 and 2008 distributable cash is similar to 2006, the potential deferred payment would be $2.2 million.

Prior to the acquisition, Pembina, together with the other operating subsidiaries of the Fund, was managed by the Manager pursuant to a management agreement. As compensation for its services, the Manager was entitled to:

(a) a management fee equal to 0.9825% of distributed cash;

(b) an acquisition fee of 0.655% of the purchase price of any material pipeline asset or facility acquired or swapped;

(c) a disposition fee of 0.49125% of the sales price of any material pipeline asset or facility sold; and

(d) an annual incentive fee calculated as a percentage of distributed cash per Trust Unit as follows: 4.9125% of such distribution equal to or in excess of $1.05 per Trust Unit annually but less than $1.09 per Trust Unit annually; 6.55% of such distribution equal to or in excess of $1.09 per Trust Unit annually but less than $1.19 per Trust Unit annually; and 7.86% of such distribution equal to or in excess of $1.19 per Trust Unit annually.

In 2006 the Manager was paid a management fee of $1.0 million (2005: $1.2 million).

Prior to the acquisition and pursuant to an administration agreement, as compensation for its administrative services to the Fund, the Manager received an annual fee of $20,000.

Note 4. Business Segments:

The Fund conducts its operations through three operating segments: conventional pipelines, oil sands infrastructure and midstream business.

Conventional pipelines consists of the tariff based operations of pipelines and related facilities to deliver crude oil, condensate and natural gas liquids in Alberta and British Columbia.

Oil sands infrastructure consists of the AOSPL system, the completed Cheecham Lateral and the Horizon Pipeline. As at December 31, 2006, only the AOSPL system was operational. This operating segment consists of pipelines and related facilities to deliver synthetic crude oil produced from oil sands under long-term cost-of-service arrangements.

Midstream business consists of the Fund's direct and indirect interest in a storage operation and direct and contractual interests in terminalling, storage and hub services under a mixture of short, medium and long-term contractual agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Business Segments: (continued)

The financial results of the business segments are as follows:

	Conventional Pipelines[2]	*Oil Sands Infrastructure*	*Midstream Business*	*Total*
2006				
Revenues:				
Pipeline transportation	$ 222,957	$ 62,120	$	$ 285,077
Terminalling, storage and hub services[1]			50,741	50,741
Revenue before expenses	222,957	62,120	50,741	335,818
Expenses:				
Operations	89,860	24,839	4,311	119,010
General and administrative	22,758	1,255	1,595	25,608
Management fee	1,027			1,027
Depreciation and amortization	66,593	10,069	8,957	85,619
Accretion on asset retirement obligations	1,327	68		1,395
Internalization of management contract	6,000			6,000
	187,565	36,231	14,863	238,659
Earnings before interest and taxes	$ 35,392	$ 25,889	$ 35,878	$ 97,159
Property, plant and equipment	$ 751,975	$ 382,973	$ 122,781	$ 1,257,729
Goodwill and other	$ 216,383	$ 28,300	$ 126,984	$ 371,667

[1] *Net of product purchases of $5 million.*
[2] *Less than 5% of conventional pipeline revenues are under regulated tolling arrangements.*

	Conventional Pipelines	*Oil Sands Infrastructure*	*Midstream Business*	*Total*
2005				
Revenues:				
Pipeline transportation	$ 204,331	$ 55,472	$	$ 259,803
Terminalling, storage and hub services			30,719	30,719
Revenue before expenses	204,331	55,472	30,719	290,522
Expenses:				
Operations	80,388	18,523	3,825	102,736
General and administrative	15,462	1,227	402	17,091
Management fee	1,165			1,165
Depreciation and amortization	66,114	9,978	9,178	85,270
Accretion on asset retirement obligations	960	55		1,015
	164,089	29,783	13,405	207,277
Earnings before interest and taxes	$ 40,242	$ 25,689	$ 17,314	$ 83,245
Property, plant and equipment	$ 747,810	$ 298,052	$ 115,829	$ 1,161,691
Goodwill and other	$ 207,486	$ 28,300	$ 130,630	$ 366,416

A summary of the Fund's interest in the Fort Saskatchewan Ethylene Storage Partnership as at December 31, 2006 is as follows:

	2006	2005
Current assets	**$ 1,852**	$ 1,801
Working capital	**1,852**	1,801
Property, plant and equipment	**95,472**	100,477
Goodwill and other intangibles	**126,984**	130,630
Future income taxes	**(53,759)**	(57,031)
Investment in partnership	**$ 170,549**	$ 175,877
Revenues	**$ 21,891**	$ 21,543
Expenses	**$ 4,208**	$ 3,423
Net earnings	**$ 8,726**	$ 8,942
Cash flow from operations	**$ 17,683**	$ 18,120

Note 5. Property, Plant and Equipment:

	Cost	Accumulated Depreciation	2006 Net	2005 Net
Conventional pipelines[1]	$ 1,261,090	$ (509,115)	**$ 751,975**	$ 747,810
Oil sands infrastructure[2]	423,856	(40,883)	**382,973**	298,052
Midstream business	142,298	(19,517)	**122,781**	115,829
	$ 1,827,244	$ (569,515)	**$ 1,257,729**	$ 1,161,691

[1] *Includes $7 million of deferred integrity costs on the Western system amortized over five years at the direction of the regulator.*

[2] *Included in costs are assets under construction for Cheecham Lateral of $37.8 million and Horizon Pipeline of $49.4 million capitalized but not yet depreciated in 2006.*

Depreciation expense in 2006 was $81.7 million (2005: $81.3 million).

Note 6. Goodwill and Other:

	Cost	Accumulated Amortization	2006 Net	2005 Net
Goodwill	$ 287,670	$	**$ 287,670**	$ 287,670
Other intangibles	75,000	(13,016)	**61,984**	65,630
Deferred charges	10,607	(1,816)	**8,791**	4,274
Pension asset	13,222		**13,222**	8,842
	$ 386,499	$ (14,832)	**$ 371,667**	$ 366,416

Amortization of deferred charges of $3.9 million (2005: $4.0 million) is included in depreciation and amortization expense and amortization of deferred charges of $0.4 million (2005: $0.3 million) is included in interest on long-term debt expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Long-Term Debt:

	Available facilities at December 31, 2006	*2006*	*2005*
Bank loans:			
Operating facility	$ 30,000	**$ 688**	$ 10,826
Revolving credit facility	230,000	**10,000**	105,000
Senior unsecured notes – Series A	175,000	**175,000**	175,000
Senior unsecured notes – Series B	75,000	**75,000**	75,000
Senior unsecured notes – Series C	200,000	**200,000**	
Senior secured notes	92,681	**92,681**	98,236
	$ 802,681	**553,369**	464,062
Less current portion		**(5,973)**	(7,968)
Balance December 31		**$ 547,396**	$ 456,094

The bank facilities are syndicated facilities established with Canadian chartered banks. On July 24, 2006, the revolving bank facilities of Pembina Pipeline Corporation, the principal operating subsidiary of the Fund, were renewed for a period of five years to July 24, 2011. There are no repayments due over the term. Borrowings bear interest at either prime lending rates or based on banker's acceptance rates plus applicable margins. The margins are based on the credit rating of the senior unsecured debt of Pembina Pipeline Corporation and range from 0.50% to 1.50%.

Series A senior unsecured notes bear interest at 5.99% payable semi-annually and are due June 15, 2014. Series B senior unsecured notes bear interest at the three month banker's acceptance rate plus 90 basis points payable quarterly in arrears and are due on June 22, 2009. On September 29, 2006, Pembina Pipeline Corporation closed a $200 million private placement of senior unsecured notes with institutional investors in the United States and Canada. These Series C senior unsecured notes bear interest at 5.58% payable semi-annually and are due September 30, 2021. These notes are subject to the maintenance of certain financial ratios.

The $92.7 million senior secured notes are due 2017 and bear interest at 7.38% per annum, compounded semi-annually and payable monthly in arrears. Blended monthly payments of principal and interest of approximately $1 million are payable on the first day of each month through August 2017. These notes are subject to the maintenance of certain financial ratios, and are secured by a floating charge debenture on the assets of the Fund and its subsidiaries, guarantees of the subsidiaries and a pledge of the subsidiaries' shares.

At the beginning of the year, the Fund had entered into interest rate swaps for a notional amount aggregating $85 million whereby the Fund receives a floating rate and pays a fixed rate. The $25 million interest rate swap that was outstanding as at December 31, 2005 matured on August 29, 2006. The $60 million remaining interest rate swap averaged a fixed rate of 5.23% and matures on June 9, 2008. The fair value of the swap at December 31, 2006 was an unrecognized loss of $0.1 million (2005: $0.6 million).

Scheduled payments of principal on the notes in the next five years are as follows (the renewed bank facilities have no repayments due over the term):

Year		*Notes*
2007	$	5,973
2008		6,422
2009		81,904
2010		7,423
2011		7,981
	$	109,703

Note 8. Convertible Debentures:

	8.25%	*7.50%*	*7.35%*	*Total*
Balance, January 1, 2005	$ 11,134	$ 31,204	$ 209,325	**$ 251,663**
Conversions	(3,134)	(7,362)	(83,127)	**(93,623)**
Balance, December 31, 2005	8,000	23,842	126,198	**158,040**
Conversions	(8,000)	(8,709)	(64,519)	**(81,228)**
Balance, December 31, 2006	**$**	**$ 15,133**	**$ 61,679**	**$ 76,812**

The 8.25% convertible unsecured subordinated debentures matured on March 31, 2006.

The 7.5% convertible unsecured subordinated debentures mature on June 30, 2007, with interest payable semi-annually on June 30 and December 31. The debentures may be converted at the option of the holder at a conversion price of $10.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund. The Fund may, at its option, elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

The 7.35% convertible unsecured subordinated debentures mature on December 31, 2010, with interest payable semi-annually in arrears on June 30 and December 31. The debentures may be converted at the option of the holder at a conversion price of $12.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund. The Fund may, at its option after June 30, 2006, elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

The Fund did not allocate a portion of the convertible debentures to equity as the calculation of the equity component was not significant when such an allocation was based on an approximate interest rate that would have been applicable to the issuance of similar debt without the conversion features at the time the debentures were issued.

Note 9. Employee Future Benefits:

A subsidiary of the Fund maintains two non-contributory defined benefit pension plans covering its employees: a funded registered plan for all employees and an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. Benefits under the plans are based on the length of service and the final average best three years of earnings of the employee. Benefits paid out of the plans are not indexed.

The subsidiary funds these plans in accordance with government regulations by contributing to trust funds administered by an independent trustee. The funds are invested primarily in equities and bonds.

The Fund measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation is dated December 31, 2005.

Plan contributions totaled $9 million in 2006 (2005: $13.3 million).

Information about the defined benefit plan is as follows:

	2006	2005
Accrued benefit obligation		
Accrued benefit obligation, beginning of year	$ 72,768	$ 58,257
Current service cost	3,878	2,996
Interest cost	3,693	3,526
Benefits paid	(5,588)	(2,967)
Actuarial loss	3,531	10,956
Accrued benefit obligation, end of year	$ 78,282	$ 72,768
Plan assets		
Fair value of plan assets, beginning of year	$ 61,140	$ 45,828
Actual return on plan assets	7,657	4,930
Employer contributions	9,000	13,349
Benefits paid	(5,588)	(2,967)
Fair value of plan assets, end of year	$ 72,209	$ 61,140
Funded status		
Deficit	$ (6,073)	$ (11,628)
Unamortized net actuarial loss	21,863	23,324
Unamortized transitional asset	(2,568)	(2,854)
Accrued benefit asset	$ 13,222	$ 8,842

Plan assets consist of:

Asset category	*Percentage of plan assets*	
Equity securities	68%	64%
Debt securities	30%	36%
Cash	2%	
Total	100%	100%

Less than 0.1% of the plan assets are invested in securities of the Fund.

The net benefit plan expense is as follows:

		2006		2005
Current service cost	$	3,878	$	2,996
Interest cost		3,693		3,526
Actual return on plan assets		(7,657)		(4,930)
Actuarial loss on accrued benefit obligation		3,531		10,956
Cost arising in the period		3,445		12,548
Differences between costs arising in the period and costs recognized in the period in respect of:				
Return on plan assets		3,451		1,586
Actuarial gains and losses		(1,993)		(10,466)
Transitional asset		(285)		(285)
Net benefit plan expense	$	4,618	$	3,383

Assumptions for the expense and accrued benefit obligation are as follows:

	2006	2005
Assumptions for expense		
Discount rate	5.0%	5.9%
Expected long-term rate of return on plan assets	6.75%	7.0%
Rate of compensation increase	4.35%	4.0%
Assumptions for accrued benefit obligation		
Discount rate	5.2%	5.0%
Rate of compensation increase	5.32%	4.4%

The Fund has a non-pension post employment benefit plan which has an unfunded benefit obligation of $1.8 million (2005: $2.0 million). In 2006 there was a plan expense of $0.3 million (2005: $0.4 million).

Note 10. Asset Retirement Obligations:

The Fund has estimated the net present value of its total asset retirement obligations based on a total future liability (adjusted for 3% inflation per annum) of $187 million (2005: $139 million). The obligations are expected to be paid over the next 50 years with substantially all being paid after 30 years. The Fund used credit adjusted risk free rates ranging from 5.95% to 7.4% to calculate the present value of the asset retirement obligations.

The property, plant and equipment of the Fund consists primarily of underground pipelines, above ground equipment facilities and storage assets. No amount has been recorded relating to the removal of the underground pipelines or the storage assets as the potential obligations relating to these assets cannot be reasonably estimated due to the indeterminate timing or scope of the asset retirement. As the timing and scope of retirement become determinable for these assets, the fair value of the liability and the cost of retirement will be recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Asset Retirement Obligations: (continued)

	2006	2005
Obligations, beginning of year	$ 19,716	$ 15,729
Change in obligation estimate	8,778	2,972
Accretion expense	1,395	1,015
Obligations, end of year	$ 29,889	$ 19,716

Note 11. Income Taxes:

The components of the subsidiaries' future income tax liability are as follows:

	2006	2005
Difference between book values and tax values of:		
Property, plant and equipment	$ 96,992	$ 126,206
Intangibles	13,686	16,549
Taxable limited partnership income deferral	41,662	43,271
Deferred revenue	(2,423)	
Benefit of loss carry-forwards	(29,393)	(43,034)
Other	(6,907)	(5,069)
	$ 113,617	$ 137,923

The provision for income taxes in the financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate to the Fund's earnings before taxes. This difference results from the following items:

	2006	2005
Earnings before taxes	$ 64,579	$ 42,769
Combined statutory rate	32.5%	33.6%
Income taxes at the statutory rate	20,988	14,370
Increase (decrease) resulting from:		
Tax rate changes on future income tax balances	(14,344)	
Capital taxes		1,737
Interest on convertible debentures	2,503	5,577
Non-deductible items	2,277	
Interest deductions of subsidiaries arising from intercorporate debt	(38,907)	(39,412)
Other	3,177	(9,912)
Income taxes	$ (24,306)	$ (27,640)

On October 31, 2006, the Federal Government announced a proposed trust taxation of 31.5% of distributions which may be effective January 31, 2011 that may impact the Fund's current and future income taxes.

Note 12. Trust Units:

The Fund is authorized to create and issue an unlimited number of Trust Units.

	Trust Units	*Amount*
Balance, January 1, 2005	102,933,221	$ 941,902
Exercise of option plan options	644,039	6,762
Debenture conversions	8,033,423	93,623
Distribution Reinvestment Plan	2,286,319	31,250
Balance, December 31, 2005	113,897,002	1,073,537
Exercise of option plan options	276,317	3,271
Debenture conversions	7,131,696	81,227
Distribution Reinvestment Plan	4,912,873	76,639
Contributed Surplus (Note 13)		1,135
Balance, December 31, 2006	**126,217,888**	**$ 1,235,809**

Trust Units are redeemable at any time at the option of the holder. The redemption price is equal to the lesser of 95% of the average market price of the Trust Units during a 10 day period commencing immediately after the redemption date and the closing market price on the redemption date. The total amount payable by the Fund in respect of redemptions in any calendar month shall not exceed $250,000. To the extent that a Unitholder is not entitled to receive cash upon the redemption of the Trust Units, the redemption price shall be satisfied by way of the Fund distributing a pro-rata number of Pembina notes, shares or securities of other businesses, if any, acquired from time to time.

A Unitholders' rights plan was approved by the Unitholders on April 28, 2005 for a further three year period. If a bid to acquire control of the Fund is made, the plan is designed to give the board of directors time to consider alternatives to allow Unitholders to receive full and fair value for their Trust Units. In the event that a bid, other than a permitted bid, is made, Unitholders become entitled to exercise rights to acquire Trust Units of the Fund at 50% of market value.

The Fund has adopted a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"). This Plan allows participants an opportunity, under the distribution reinvestment component of the plan, to reinvest distributions into Trust Units at a five percent discount to a weighted average market price or, alternatively, under the premium distribution component of the Plan, to realize two percent more cash on their distributions. Eligible Unitholders can also make optional Trust Unit purchases at the weighted average market price.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13. Unit-Based Compensation:

The Fund has an option plan under which directors, officers and employees are eligible to receive options. The number of Trust Units reserved for issuance is 6, 585,907 representing 3,410,900 options issued and exercisable, 3,117,510 options reserved for future grants and 57,497 units which have been cancelled.

On November 30, 2006, the directors approved a new grant of 3,410,900 options which were granted to certain employees (excluding officers) at an exercise price of $14.74, one-third of which vested immediately, one-third of which will vest on the first anniversary date of the grant, and one-third of which will vest on the second anniversary date of the grant. The options expire seven calendar years after their grant date.

The following tables summarize information about the outstanding options at December 31, 2006 and 2005:

	Number of options	*Weighted average exercise price*
Outstanding and exercisable, January 1, 2005	1,137,967	$ 9.87
Granted	728,897	13.85
Exercised	(644,039)	10.33
Expired	(17,500)	10.81
Outstanding and exercisable, December 31, 2005	1,205,325	12.02
Granted	3,410,900	14.74
Exercised	(276,317)	11.84
Expired	(294)	13.85
Outstanding and exercisable, December 31, 2006	**4,339,614**	**$ 14.17**

Exercise Price	*Number outstanding at December 31, 2006*	*Options exercisable*	*Weighted average remaining life (years)*
$ 7.95	54,200	54,200	0.8
$ 8.05	15,000	15,000	0.6
$ 10.56	377,470	377,470	2.9
$ 13.85	482,044	482,044	5.3
$ 14.74	3,410,900	1,136,967	6.9
$ 7.95 to $ 14.74	**4,339,614**	**2,065,681**	**6.3**

The fair value of each unit option is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average fair values of the options granted during the year and the weighted average assumptions used in their determination are as follows:

	2006	2005
Annual distribution yield	9.0%	8.0%
Risk free interest rate	3.8%	4.0%
Expected life	5 years	7 years
Expected volatility	20%	24%
Weighted average fair value per option	$ 0.74	$ 0.76

The Fund expensed $1.1 million for the year ended December 31, 2006 (2005: $0.1 million).

A long-term incentive plan was established in 2005. Under this new unit-based compensation plan, awards of restricted units are made to qualifying employees and directors. The plan will result in participants receiving cash compensation based on the value of underlying notional Trust Units granted under the plan. The units vest in equal annual amounts over a three year period and the cash payments will be based on a trading value of the Trust Units plus notional accrued distributions. As at December 31, 2006, 25,943 awards were still outstanding from the 2005 grant.

In 2006, the Fund granted 103,964 awards of restricted units. At December 31, 2006, 64,460 awards had vested of which 25,940 related to the 2005 grant. Based on the ninety-day weighted average trading price of the Trust Units prior to December 31, 2006, the estimated intrinsic value of the restricted Trust Units awarded to December 31, 2006 totaled $1.6 million (2005: $1.3 million). The Fund has recorded compensation expense of $1.0 million in 2006 (2005: $0.6 million) relating to vested awards.

Note 14. Earnings Per Trust Unit:

The following table summarizes the computation of net earnings per Trust Unit:

	2006	2005
Net earnings		
Numerator for basic and diluted earnings per Trust Unit	$ 88,885	$ 70,409
Denominator:		
Weighted average denominator for basic Trust Units	122,094	108,108
Dilutive instruments:		
Employee options	283	283
Denominator for diluted earnings per Trust Unit	122,377	108,391
Basic and diluted earnings per Trust Unit	$ 0.73	$ 0.65

The convertible debentures are not considered in the calculation of diluted earnings per Trust Unit as the actual calculation is anti-dilutive. The diluted earnings per Trust Unit are reported the same as basic earnings per Trust Unit as the options have minimal dilutive impact.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Change In Non-Cash Working Capital:

	2006	2005
Accounts receivable	**$ (13,935)**	$ (4,580)
Accounts payable and accrued liabilities	**18,922**	6,821
	$ 4,987	$ 2,241
Operations	**$ (4,851)**	$ (5,353)
Investments	**$ 9,838**	$ 7,594

Note 16. Financial Instruments:

Fair value of financial assets and liabilities

Financial instruments of the Fund consist of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, distributions payable to Unitholders, long-term debt and convertible debentures. There are no material differences in the carrying amounts of the financial instruments reported on the balance sheet compared to the estimated fair values except as follows:

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt				
Senior secured notes [1]	**$ 92,681**	**$ 101,080**	$ 98,236	$ 107,222
Senior unsecured notes [1]	**$ 450,000**	**$ 462,784**	$ 250,000	$ 260,959
Convertible debenture [2]	**$ 76,812**	**$ 103,713**	$ 158,040	$ 219,000

[1] *Fair values determined by discounting the future contractual cash flows under note agreements at discount rates which represent borrowing rates available to funds for loans with similar terms and conditions*

[2] *Fair values determined based on available market information*

Interest rate and power cost risk management

At December 31, 2006 the Fund was exposed to changes in interest rates on $25.7 million of bank borrowings. The Fund has fixed the interest rate on $60 million of bank borrowings through interest rate swaps (refer to Note 7). The Fund is exposed to changes in the cost of power. At December 31, 2006 the Fund has fixed the price on non-transmission power charges by way of price swap contracts which expire in 2010. The fair value of these contracts at December 31, 2006 was an unrealized gain of $7.6 million (2005: $1.3 million).

Credit risk

A major portion of the accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Fund has historically collected its accounts receivable in full. The Fund has the ability to exercise lien rights on oil and natural gas liquids which are in custody of the Fund during the transportation of such product on the pipelines.

The Fund is exposed to credit risk from counter parties on its interest rate and power cost swaps. The Fund minimizes credit risk by entering into risk management transactions only with entities that have investment grade credit ratings.

Note 17. Commitments:

The Fund is committed to annual payments as follows:

		Payments Due by Period			
Contractual Obligations	*Total*	*Less than 1 year*	*1 – 3 years*	*4 – 5 years*	*After 5 years*
Office and vehicle leases	**14,716**	3,320	5,104	3,550	2,742

In 2005 the Fund entered into pipeline agreements that will require future capital expenditures. The construction of additional pipelines to provide the contracted transportation capacity is estimated to cost $350 million.

SUPPLEMENTARY INFORMATION *(unaudited)*

CONSOLIDATED BALANCE SHEETS

Years ended December 31, 2006, 2005, 2004, 2003, and 2002 (in thousands of dollars)	*2006*	*2005*	*2004*	*2003*	*2002*
ASSETS					
Current assets:					
Cash and term deposits	**$ 1,861**	$	$	$ 3,266	$ 4,259
Accounts receivable	**44,947**	31,012	26,432	33,718	30,292
	46,808	31,012	26,432	36,984	34,551
Property, plant and equipment	**1,257,729**	1,161,691	1,160,613	1,183,437	1,005,241
Goodwill and other	**371,667**	366,416	361,855	362,428	224,798
	$ 1,676,204	$ 1,559,119	$ 1,548,900	$ 1,582,849	$ 1,264,590
LIABILITIES AND UNITHOLDERS' EQUITY					
Current liabilities:					
Bank indebtedness	**$**	$ 7,311	$ 2,971	$	$
Accounts payable and accrued liabilities	**37,411**	18,489	12,792	23,017	24,397
Distributions payable to Unitholders	**12,622**	9,966	9,007	8,642	8,189
Current portion of long-term debt	**5,973**	7,968	3,522	134,000	3,300
Current portion of convertible debentures	**15,133**	8,000			
	71,139	51,734	28,292	165,659	35,886
Long-term debt	**547,396**	456,094	430,866	282,111	322,959
Convertible debentures	**61,679**	150,040	251,663	264,653	73,873
Asset retirement obligations	**29,889**	19,716	15,729	14,777	13,789
Future income taxes	**113,617**	137,923	167,300	200,600	164,100
	823,720	815,507	893,850	927,800	610,607
Unitholders' equity					
Trust Units	**1,235,809**	1,073,537	941,902	896,132	842,014
Deficit	**(383,325)**	(329,925)	(286,852)	(241,083)	(188,031)
	852,484	743,612	655,050	655,049	653,983
	$ 1,676,204	$ 1,559,119	$ 1,548,900	$ 1,582,849	$ 1,264,590

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

Years ended December 31, 2006, 2005, 2004, 2003, and 2002 (in thousands of dollars except per Trust Unit amounts)	*2006*	*2005*	*2004*	*2003*	*2002*
Revenues:					
Conventional pipelines	**$ 222,957**	$ 204,331	$ 201,734	$ 185,987	$ 186,152
Oil sands infrastructure	**62,120**	55,472	54,104	44,548	36,936
Midstream business	**50,741**	30,719	23,285	12,638	2,329
	335,818	290,522	279,123	243,173	225,417
Expenses:					
Operations	**119,010**	102,736	105,028	96,151	88,972
General and administrative	**25,608**	17,091	15,017	12,341	12,626
Management fee	**1,027**	1,165	1,076	1,024	976
Depreciation and amortization	**85,619**	85,270	83,695	76,997	67,973
Accretion on asset retirement obligations	**1,395**	1,015	952	988	1,660
Internalization of management contract	**6,000**				
	238,659	207,277	205,768	187,501	172,207
Earnings before interest and taxes	**97,159**	83,245	73,355	55,672	53,210
Interest on long-term debt	**(24,880)**	(23,877)	(24,131)	(20,291)	(15,835)
Interest on convertible debentures	**(7,700)**	(16,599)	(19,890)	(13,772)	(7,318)
Earnings before taxes	**64,579**	42,769	29,334	21,609	30,057
Income and capital taxes (reduction)	**(24,306)**	(27,640)	(31,089)	(26,346)	(20,501)
Net earnings	**88,885**	70,409	60,423	47,955	50,558
Deficit, beginning of year	**(329,925)**	(286,852)	(241,083)	(188,031)	(142,301)
Distributed cash	**(142,285)**	(113,482)	(106,192)	(101,007)	(96,288)
Deficit, end of year	**$ (383,325)**	$ (329,925)	$ (286,852)	$ (241,083)	$ (188,031)
Earnings per Trust Unit – basic and diluted	**$ 0.73**	$ 0.65	$ 0.60	$ 0.50	$ 0.55

SUPPLEMENTARY INFORMATION *(unaudited)*

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2006, 2005, 2004, 2003, and 2002 (in thousands of dollars)	*2006*	*2005*	*2004*	*2003*	*2002*
Cash provided by (used in):					
Operating activities:					
Net earnings	**$ 88,885**	$ 70,409	$ 60,423	$ 47,955	$ 50,558
Items not involving cash:					
Depreciation and amortization	**85,619**	85,270	83,695	76,997	67,973
Accretion on asset retirement obligations	**1,395**	1,015	952	988	1,660
Future income tax reduction	**(24,306)**	(29,377)	(33,300)	(28,500)	(21,700)
Employee future benefits expense	**4,620**	3,383	3,609	3,165	2,266
Trust Unit based compensation expense	**1,135**				
Other	**363**	362	584	408	408
Employee future benefits contributions	**(9,000)**	(13,349)	(4,436)	(4,700)	
Changes in non-cash working capital	**(4,851)**	(5,353)	6,054	(5,465)	(3,647)
Cash flow from operations	**143,860**	112,360	117,581	90,848	97,518
Financing activities:					
Bank borrowings	**59,862**	31,438	18,277	112,018	21,259
Issue of senior notes, net of issue costs	**194,842**		247,125		98,630
Repayment of long-term debt	**(165,000)**		(250,000)	(22,166)	(110,000)
Repayment of senior secured notes	**(5,555)**	(1,764)			
Issue of convertible debentures				210,602	
Issue of Trust Units on exercise of options	**3,271**	6,762	3,030	6,508	733
Issue of Trust Units under Distribution Reinvestment Plan	**76,639**	31,250	29,750	27,788	6,896
Distributions to Unitholders					
– current year	**(129,664)**	(103,516)	(97,185)	(92,365)	(88,099)
– prior year	**(9,966)**	(9,007)	(8,642)	(8,189)	(7,687)
	24,429	(44,837)	(57,645)	234,196	(78,268)
Investing activities:					
Acquisition of storage facility				(188,436)	
Capital expenditures	**(168,955)**	(79,457)	(58,007)	(139,795)	(28,463)
Changes in non-cash working capital	**9,838**	7,594	(8,166)	2,194	8,908
	(159,117)	(71,863)	(66,173)	(326,037)	(19,555)
Change in cash	**9,172**	(4,340)	(6,237)	(993)	(305)
Cash (bank indebtedness), beginning of year	**(7,311)**	(2,971)	3,266	4,259	4,564
Cash (bank indebtedness), end of year	**$ 1,861**	$ (7,311)	$ (2,971)	$ 3,266	$ 4,259

FIVE YEAR OPERATING STATISTICS

Years ended December 31, 2006, 2005, 2004, 2003 and 2002	*2006*	*2005*	*2004*	*2003*	*2002*
AVERAGE ANNUAL THROUGHPUT (in thousands of barrels per day)					
Alberta					
Conventional crude oil	**235.1**	213.5	213.6	227.5	257.6
Condensate	**50.3**	53.2	54.0	52.4	54.0
Natural gas liquids	**140.4**	144.9	141.9	153.7	160.2
Total Alberta pipeline systems	**425.8**	411.6	409.5	433.6	471.8
British Columbia (BC) [1]					
Conventional crude oil	**22.7**	23.8	25.5	27.5	17.2
Oil sands pipeline [2]					
Synthetic crude oil	**389.0**	389.0	303.7	275.0	275.0
Total Pembina					
Conventional crude oil	**257.8**	237.3	239.1	255.0	274.8
Synthetic crude oil [2]	**389.0**	389.0	303.7	275.0	275.0
Condensate	**50.3**	53.2	54.0	52.4	54.0
Natural gas liquids	**140.4**	144.9	141.9	153.7	160.2
TOTAL AVERAGE THROUGHPUT	**837.5**	824.4	738.7	736.1	764.0
THROUGHPUT COMPOSITION (% of total)					
Conventional crude oil	**30.8%**	28.8%	32.4%	34.6%	36.0%
Synthetic crude oil [2]	**46.4%**	47.2%	41.1%	37.4%	36.0%
Condensate and natural gas liquids	**22.8%**	24.0%	26.5%	28.0%	28.0%
PIPELINE REVENUE (in millions of dollars)					
Alberta	**$ 195.2**	$ 179.0	$ 173.4	$ 162.1	$ 170.4
BC	**27.8**	25.3	28.3	23.9	17.6
Oil sands	**62.1**	55.5	54.1	44.5	35.1
Pipeline revenue	**285.1**	259.8	255.8	230.5	223.1
MIDSTREAM REVENUE	**50.7**	30.7	23.3	12.6	2.3
TOTAL REVENUE	**$ 335.8**	$ 290.5	$ 279.1	$ 243.1	$ 225.4
Average revenue (dollars per barrel)					
(excluding oil sands and midstream results)	**$ 1.27**	$ 1.20	$ 1.18	$ 1.01	$ 0.98

[1] *BC volume is Western system throughput only.*

[2] *Oil sands pipelines results are shown as contracted capacity as revenue is independent of throughput. Actual throughputs were 263.5 mbbls/d for 2006, 218.7 mbbls/d for 2005, 243.6 mbbls/d for 2004, 217.6 mbbls/d for 2003 and 235.0 mbbls/d for 2002.*

SUPPLEMENTARY INFORMATION *(unaudited)*

QUARTERLY FINANCIAL STATISTICS

	2006					
(in thousands, except per Trust Unit amounts)	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*	*Year ended Dec. 31/06*	*Year ended Dec. 31/05*
Operating revenue	$ 81,506	$ 80,924	$ 85,326	$ 88,062	**$ 335,818**	$ 290,522
Operating expense	29,572	27,733	29,171	32,534	**119,010**	102,736
General and administrative	6,693	7,118	5,894	5,903	**25,608**	17,091
Management fee	508	519			**1,027**	1,165
Depreciation and amortization	21,567	21,937	20,428	21,687	**85,619**	85,270
Accretion on asset retirement obligations	351	347	349	348	**1,395**	1,015
Internalization of management contract		6,000			**6,000**	
Earnings before interest and taxes	22,815	17,270	29,484	27,590	**97,159**	83,245
Interest on long term debt	5,802	5,371	6,510	7,197	**24,880**	23,877
Interest on convertible debentures	2,560	1,880	1,700	1,560	**7,700**	16,599
Capital and income taxes	305	(305)				
Future income tax reduction and capital taxes	(6,003)	(6,616)	(3,289)	(8,398)	**(24,306)**	(27,640)
NET EARNINGS	20,151	16,940	24,563	27,231	**88,885**	70,409
Add/(Deduct):						
Depreciation and amortization	21,567	21,937	20,428	21,687	**85,619**	85,270
Accretion on asset retirement obligations	351	347	349	348	**1,395**	1,015
Future income tax reduction	(6,003)	(6,616)	(3,289)	(8,398)	**(24,306)**	(29,377)
Maintenance capital expenditures	(422)	(934)	(1,109)	(949)	**(3,414)**	(3,923)
(Increase) decrease in distribution reserve	(2,073)	2,893	(4,481)	(2,233)	**(5,894)**	(9,912)
DISTRIBUTED CASH [1]	$ 33,571	$ 34,567	$ 36,461	$ 37,686	**$ 142,285**	$ 113,482
Trust Units outstanding (weighted average in thousands)	117,784	121,289	123,576	125,625	**122,094**	108,108
Distributed cash per Trust Unit	$ 0.2850	$ 0.2850	$ 0.2950	$ 0.3000	**$ 1.16500**	$ 1.05000
– taxable "income from a trust"	$ 0.2188	$ 0.2188	$ 0.2265	$ 0.2303	**$ 0.89430**	$ 0.88848
– non-taxable "capital distribution from a trust"	$ 0.0662	$ 0.0662	$ 0.0685	$ 0.0697	**$ 0.27070**	$ 0.16152

[1] *Pembina Pipeline Income Fund distributes cash generated by the pipeline operations of Pembina Pipeline Corporation and other operating subsidiaries.*

QUARTERLY SEGMENTED INFORMATION

	2006					
(in millions)	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*	***Year ended Dec. 31/06***	*Year ended Dec. 31/05*
OPERATING REVENUE						
Conventional pipelines	$ 56.5	$ 54.7	$ 53.9	$ 57.9	**$ 223.0**	$ 204.3
Oil sands infrastructure	14.7	13.7	16.1	17.6	**62.1**	55.5
Midstream business	10.3	12.6	15.3	12.5	**50.7**	30.7
Total	$ 81.5	$ 81.0	$ 85.3	$ 88.0	**$ 335.8**	$ 290.5
OPERATING EXPENSE						
Conventional pipelines	$ 22.8	$ 22.5	$ 21.5	$ 23.1	**$ 89.9**	$ 80.4
Oil sands infrastructure	5.7	4.2	6.6	8.3	**24.8**	18.5
Midstream business	1.1	1.0	1.1	1.1	**4.3**	3.8
Total	$ 29.6	$ 27.7	$ 29.2	$ 32.5	**$ 119.0**	$ 102.7
NET OPERATING INCOME						
Conventional pipelines	$ 33.7	$ 32.2	$ 32.4	$ 34.8	**$ 133.1**	$ 123.9
Oil sands infrastructure	9.0	9.5	9.5	9.3	**37.3**	37.0
Midstream business	9.2	11.6	14.2	11.4	**46.4**	26.9
Total	$ 51.9	$ 53.3	$ 56.1	$ 55.5	**$ 216.8**	$ 187.8

SUPPLEMENTARY INFORMATION *(unaudited)*

QUARTERLY OPERATING STATISTICS

	2006					
	1st Quarter	*2nd Quarter*	*3rd Quarter*	*4th Quarter*	***Year ended Dec. 31/06***	*Year ended Dec. 31/05*
PIPELINE THROUGHPUT – BY PIPELINE SYSTEM (thousands of barrels per day)						
Alberta	427.6	426.3	415.1	434.2	**425.8**	411.6
BC	26.7	17.2	23.3	23.6	**22.7**	23.8
Oil sands [1]	389.0	389.0	389.0	389.0	**389.0**	389.0
Total pipeline throughput	843.3	832.5	827.4	846.8	**837.5**	824.4
Average revenue ($ per barrel)	1.13	1.04	1.00	1.03	**1.05**	1.04
REVENUE ($ per barrel) (excluding storage revenue)						
Alberta	1.26	1.25	1.26	1.26	**1.26**	1.19
BC	1.49	1.37	1.17	1.49	**1.38**	1.24
Oil sands [1]	0.78	0.61	0.61	0.62	**0.65**	0.69
System-wide average	1.13	1.04	1.00	1.03	**1.05**	1.04
System-wide average (excluding Oil Sands)	1.28	1.26	1.25	1.29	**1.27**	1.20
OPERATING EXPENSE ($ per barrel)						
Alberta	0.46	0.48	0.46	0.46	**0.46**	0.44
BC	0.95	0.83	0.80	0.94	**0.88**	0.74
Oil sands [1]	0.30	0.19	0.25	0.29	**0.26**	0.23

[1] *Results for oil sands pipelines show contracted capacity rather than actual throughput. Revenue per barrel and operating expense per barrel calculations are based on actual throughputs of 209.5 mbbls/d for Q1 2006, 245.9 mbbls/d for Q2 2006, 288.5 mbbls/d for Q3 2006, 308.6 mbbls/d for Q4 2006, 263.5 mbbls/d for 2006, and 218.7 mbbls/d for 2005.*

TRUST UNIT TRADING ACTIVITY [1]

	2006					
	1st Quarter	*2nd Quarter*	*3rd Quarter*	*4th Quarter*	***Year ended Dec. 31/06***	*Year ended Dec. 31/05*
Unit trading price – high	$ 18.58	$ 18.19	$ 17.75	$ 18.35	**$ 18.58**	$ 17.03
– low	$ 15.80	$ 15.11	$ 15.64	$ 12.88	**$ 12.88**	$ 12.58
– close	$ 18.05	$ 16.25	$ 17.35	$ 15.83	**$ 15.83**	$ 15.95
Volume traded (number of Trust Units)	16,704,362	15,110,094	11,754,474	21,162,297	**64,731,227**	57,295,154
Value traded (dollars)	288,119,018	249,594,824	195,119,141	329,511,342	**1,062,344,325**	827,360,109
Trust Units outstanding (end of period)	119,816,422	122,029,824	124,261,992	126,217,888	**126,217,888**	113,897,002
Trust Units outstanding (weighted average)	117,783,920	121,288,897	123,575,781	125,625,433	**122,094,123**	108,108,142

SUPPLEMENTARY INFORMATION *(unaudited)*

HISTORIC UNITHOLDER DISTRIBUTIONS AND TAX TREATMENT[2]

($ per Trust Unit)	*1997*	*1998*	*1999*	*2000*	*2001*
Total annual distribution declared ($ per Trust Unit)	0.140000	0.950000	0.950000	0.960000	1.050000
Taxable "other income"	0.099200	0.618900	0.783000	0.770208	0.900768
Non-taxable "return of capital"	0.040800	0.331100	0.167000	0.189792	0.149232
Cost base – beginning of period	10.000000	9.959200	9.628100	9.461100	9.271308
Less: return of capital	0.040800	0.331100	0.167000	0.189792	0.149232
Cost base – end of period	9.959200	9.628100	9.461100	9.271308	9.122076
	2002	*2003*	*2004*	*2005*	***2006***
Total annual distribution declared ($ per Trust Unit)	1.050000	1.050000	1.050000	1.050000	**1.165000**
Taxable "other income"	0.893160	0.970680	1.037880	0.888480	**0.894341**
Non-taxable "return of capital"	0.156840	0.079320	0.012120	0.161520	**0.270658**
Cost base – beginning of period	9.122076	8.965236	8.885916	8.873796	**8.712276**
Less: return of capital	0.156840	0.079320	0.012120	0.161520	**0.270658**
Cost base – end of period	8.965236	8.885916	8.873796	8.712276	**8.441618**

[1] *Pembina Pipeline Income Fund Trust Units trade on the Toronto Stock Exchange under the symbol PIF.UN*

[2] *Cost base for units held from inception (October 1997)*

KEY PERSONNEL

OFFICERS

Robert B. Michaleski
President and Chief Executive Officer

Peter D. Robertson
Vice President and Chief Financial Officer

D. James Watkinson
Vice President, General Counsel and Secretary

S. Bruce Harris
Vice President, Operations

Michael H. Dilger
Vice President, Business Development

Glenys E. Hermanutz
Vice President, Corporate Affairs

BOARD OF DIRECTORS

Lorne B. Gordon
Chairman
Calgary, Alberta
Corporate Director

Robert B. Michaleski
Calgary, Alberta
President and Chief Executive Officer
Pembina Pipeline Corporation

David. A Bissett
Calgary, Alberta
Corporate Director

Allan L. Edgeworth
Calgary, Alberta
Corporate Director

Myron F. Kanik
Calgary, Alberta
Corporate Director

David N. Kitchen
Calgary, Alberta
Corporate Director

Robert F. Taylor
Calgary, Alberta
Corporate Director

CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation
Suite 2000, 700 – 9th Avenue S.W.
P.O. Box 1948
Calgary, Alberta T2P 2M7

AUDITORS

KPMG LLP
Chartered Accountants
Calgary, Alberta

TRUSTEE AND REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Suite 600, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Shareholder Communications
1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Income Fund
Trust Units are listed on the Toronto Stock Exchange under the symbol PIF.UN

7.50% Convertible Debentures
Symbol: PIF.DB.A

7.35% Convertible Debentures
Symbol: PIF.DB.B

CREDIT AGENCY RATING

Pembina Pipeline Income Fund
DBRS Stability Rating
STA-2 (low)

S&P Stability Rating
SR-2

Pembina Pipeline Corporation
DBRS senior secured debt rating 'BBB high'
DBRS senior unsecured debt rating 'BBB'
S&P's credit profile rating 'BBB'
S&P's senior secured debt rating 'BBB plus'
S&P's senior unsecured debt rating 'BBB'

INVESTOR INQUIRIES CONTACT

Phone	(403) 231-7500
Fax	(403) 237-0254
Toll Free	(403) 1-888-428-3222
Email	investor-relations@pembina.com
Website	www.pembina.com

The following documents are available at Pembina's website:

- Annual and Quarterly Reports
- Unit Trading Information
- Tax Information
- Press Releases
- Investor Presentations
- Distribution Information

ANNUAL GENERAL MEETING

Unitholders are invited to attend Pembina's annual general meeting on April 27, 2007 at 2:00 pm. The meeting will be held in the Grand Lecture Theatre, The Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta.

PREMIUM DISTRIBUTION, DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLAN

Pembina offers a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan to eligible Unitholders of the Pembina Pipeline Income Fund.

The Plan allows participants an opportunity to:

- Reinvest distribution into Trust Units at a five percent discount to a weighted average market price, under the distribution reinvestment component of the Plan; or,
- Realize two percent more cash on their distributions, under the premium distribution component of the Plan
- Eligible Unitholders may also make optional Trust Unit purchases at the weighted average market price.

A brochure, detailing administration of the Plan and eligibility and enrolment information, is available on-line on Pembina's website located at www.pembina.com or call 1-888-428-3222 to receive a copy by mail.

Unitholders wishing to enroll in the Plan are asked to contact their financial advisor.

ABBREVIATIONS

mbbls/d	thousands of barrels per day
NGL	natural gas liquids
$/bbl	dollars per barrel of pipeline throughput
cents/bbl	cents per barrel of pipeline throughput

Senior Management Team



Each member of management has been actively engaged in the oil and gas industry in western Canada for numerous years. This overall experience is crucial to ensuring the successful execution of Pembina's business strategy.

From left to right:

Peter D. Robertson
Vice President and Chief Financial Officer

Michael H. Dilger
Vice President, Business Development

Glenys E. Hermanutz
Vice President, Corporate Affairs

S. Bruce Harris
Vice President, Operations

D. James Watkinson
Vice President, General Counsel and Secretary



Pembina Pipeline Income Fund

WWW.PEMBINA.COM

File No. 82-34997



NOTICE OF MEETING
AND INFORMATION CIRCULAR

With Respect to the Annual General Meeting
of Unitholders
to be Held on Friday, April 27, 2007

March 8, 2007

PEMBINA PIPELINE INCOME FUND

NOTICE OF ANNUAL GENERAL MEETING OF UNITHOLDERS

To Be Held On Friday, April 27, 2007

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "**Meeting**") of the holders (the "**Unitholders**") of trust units ("**Trust Units**") of Pembina Pipeline Income Fund (the "**Fund**") will be held at The Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Friday, April 27, 2007 at 2:00 p.m. (Calgary time), for the following purposes:

1. to receive the consolidated financial statements of the Fund for the year ended December 31, 2006, together with the auditors' report on such financial statements;

2. to elect the directors of Pembina Pipeline Corporation;

3. to appoint the auditors of the Fund and Pembina Pipeline Corporation; and

4. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying this Notice. The consolidated financial statements of the Fund for the year ended December 31, 2006, including the auditor's report on those statements, are included in the Fund's Annual Report and have been mailed to the Unitholders who have requested such materials in accordance with applicable securities laws. A copy of these financial statements is also available through the internet on the Fund's SEDAR profile at www.sedar.com.

Unitholders of the Fund may vote their Trust Units in two ways. Unitholders who are unable to attend the Meeting in person are requested to sign, date and complete the enclosed form of proxy or voting instruction form (each referred to as a "**Form of Proxy**") and return it in the enclosed envelope, or, if provided for by the Form of Proxy, to vote by telephone or the internet in accordance with the instructions included in the Form of Proxy. If a Unitholder plans to attend the Meeting and vote his or her Trust Units in person, the Unitholder must appoint themselves as proxyholder by either inserting his or her own name in the space provided for on the Form of Proxy and returning it in the enclosed envelope or, if provided for by the Form of Proxy, by appointing themselves as proxy on the internet in accordance with the instructions included in the Form of Proxy, and in either case the Unitholder should not complete the remainder of the Form of Proxy as such Unitholder's votes will be taken at the Meeting. In order to be valid and acted upon at the Meeting, a Form of Proxy must be received (either directly or through a Unitholder's broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or any adjournment thereof. Further instructions with respect to voting by proxy are provided in the Form of Proxy and in the Information Circular accompanying this Notice.

Unitholders of record at close of business on March 13, 2007 (the "**Record Date**") will be entitled to vote at the Meeting, or any adjournment thereof, even if the Unitholder has disposed of his or her Trust Units subsequent to the Record Date. No person acquiring Trust Units after the Record Date is entitled to vote at the Meeting or any adjournment thereof.

DATED at Calgary, Alberta this 8th day of March, 2007.

PEMBINA PIPELINE INCOME FUND
By Pembina Pipeline Corporation

"*Robert B. Michaleski*"

Robert B. Michaleski
President and Chief Executive Officer

PEMBINA PIPELINE INCOME FUND

INFORMATION CIRCULAR

For the Annual General Meeting of Unitholders to be held on Friday, April 27, 2007

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of Pembina Pipeline Income Fund (the "**Fund**") for use at the annual general meeting of the holders (the "**Unitholders**") of trust units ("**Trust Units**") of the Fund to be held on Friday, April 27, 2007 at The Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, at 2:00 p.m. (Calgary time), and at any adjournment thereof (the "**Meeting**"), for the purposes set forth in the Notice of Meeting and in this Information Circular. Proxies must be received (either directly or through a Unitholder's broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope not less than 24 hours (excluding Saturdays, Sundays and holidays) before the Meeting. Only a Unitholder of record at the close of business on March 13, 2007 will be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy or voting instruction form (each referred to as a "Form of Proxy") are executive officers of Pembina Pipeline Corporation, the Fund's primary operating subsidiary. A Unitholder submitting the proxy has the right to appoint a person (who does not have to be a Unitholder) to represent him or her at the Meeting. To exercise this right, the Unitholder should insert the name of the desired representative in the blank space provided in the Form of Proxy and strike out the other names, or submit another appropriate proxy and return it in the enclosed envelope. If a Unitholder plans to attend the Meeting and vote his or her Trust Units in person, the Unitholder must insert his or her own name in the space provided for on the Form of Proxy to appoint themselves as proxyholder and return it in the enclosed envelope without completing the remainder of the Form of Proxy, as such Unitholder's votes will be taken at the Meeting. If provided for by the Form of Proxy, a Unitholder may also appoint a proxy (including themselves) on the internet in accordance with the instructions included on the Form of Proxy.

Notice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to the Unitholders, as the Fund's securities registration system does not allow Unitholders to hold Trust Units in their own name. All of the outstanding Trust Units are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Unitholder. Without specific instructions, the brokers/nominees are prohibited from voting Trust Units for their clients. The Fund does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Unitholders in advance of securityholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Unitholders in order to ensure that their Trust Units are voted at the Meeting. The purpose of a form of proxy or voting instruction form supplied to a Unitholder by its broker is limited to instructing the broker how to vote on behalf of the Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically mails a scannable voting instruction form in lieu of the Form of Proxy issued by the Fund. Unitholders are requested to complete and return the voting instruction form to ADP by mail or facsimile. Alternatively, Unitholders can call a toll-free telephone number or access ADP's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Trust Units held by them. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Unitholder receiving a voting instruction form cannot use that form to vote Trust Units directly at the Meeting as the voting instruction form must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted. Unitholders who receive forms of proxies or voting materials from organizations other than ADP should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Trust Units at the Meeting.

These securityholder materials are being sent to both registered and non-registered owners of the Trust Units. If you are a non-registered owner, and the Fund or its agent has sent these materials directly to you, your name and address and information about your holdings of Trust Units, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Fund (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Revocability of Proxy

A registered Unitholder who has submitted a proxy may revoke it at any time prior to the exercise of that proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the head office of the Fund at any time prior to 4:30 p.m. (Calgary time) on the last business day before the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting, and in either case, the proxy will be considered to be revoked. A registered Unitholder who revokes his or her proxy and does not replace it with another that is deposited with the Fund's transfer agent, Computershare Trust Company of Canada, at least 24 hours (excluding Saturdays, Sundays and holidays) before the Meeting may not vote his or her Trust Units in any manner at the Meeting.

Beneficial Unitholders should contact their broker, financial institution or other nominee through which their Trust Units are held in order to revoke any previous submitted proxy or voting instructions.

Persons Making the Solicitation

This solicitation is made by management of the Fund. The costs incurred in the preparation and mailing of the Form of Proxy, Notice of Meeting and this Information Circular will be borne by the Fund. In addition to the use of mail, proxies may be solicited by personal interviews, or by other means of communication or by the directors, officers and employees of Pembina Pipeline Corporation, who will not be remunerated for such activities.

Exercise of Discretion by Proxy

The Trust Units represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the Unitholder on any ballot that may be called for at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units will be voted in accordance with the specification so made.

In the absence of such specification, such Trust Units will be voted FOR the matters to be acted upon as set out herein. The persons appointed under the Form of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Form of Proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. If amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this Information Circular, management of the Fund knows of no such amendment, variation, or other matter.

INFORMATION CONCERNING THE FUND

Trust Units and Principal Holders Thereof

The Fund is authorized to issue an unlimited number of Trust Units and, as at March 8, 2007, 127,591,819 Trust Units were issued and outstanding. The outstanding Trust Units are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "PIF.UN". The holder of each Trust Unit is entitled to one vote on a poll vote at the Meeting. Unless a poll vote is demanded, all votes must be decided by show of hands in which every person present and entitled to vote shall be entitled to one vote. Any Unitholder entitled to vote at the Meeting may vote (i.e., a ballot) by proxy and the person appointed as proxy does not have to be a Unitholder. However, no proxy may be voted at the Meeting unless it was received by Computershare Trust Company of Canada at least 24 hours (excluding Saturdays, Sundays and holidays) prior to commencement of the Meeting. The Fund has determined that any person holding Trust Units of record as of March 13, 2007 (the "**Record Date**") shall be entitled to vote at the Meeting, or any adjournment thereof, even if the Unitholder has, subsequent to the Record Date, disposed of their Trust Units. No person acquiring Trust Units after the Record Date is entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of Pembina Pipeline Corporation, as of the date hereof, no person beneficially owns or exercises control or direction over Trust Units carrying more than 10% of the votes attached to Trust Units.

Quorum

Pursuant to the declaration of trust dated September 4, 1997 (as amended April 30, 1998, as amended and restated April 30, 1999 and as amended April 28, 2000) (the "**Declaration of Trust**") pursuant to which the Fund was created, a quorum of Unitholders is present at the Meeting if two or more individuals are present in person either holding personally or representing as proxies not less in aggregate than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within 30 minutes after the time fixed for the Meeting, the Meeting shall stand adjourned to such a day, being not less than 21 and not more than 60 days later, and to such place and time as may be appointed by the Chairman of the Meeting. Not less than 10 days prior notice shall be given of the time and place of the adjourned meeting to each Unitholder. If at the subsequently adjourned meeting a quorum (as defined above) is not present, the Unitholders present, either personally or by proxy, shall form a quorum and the meeting may proceed as the original Meeting was to proceed.

MATTERS TO BE ACTED UPON AT THE MEETING

1. Presentation of Financial Statements

The consolidated financial statements of the Fund for the year ended December 31, 2006, together with the auditors' report on those financial statements, have been included in the Fund's 2006 Annual Report and have been mailed to the Unitholders who have requested such financial statements together with this Information Circular. These financial statements are also available on the internet on the Fund's SEDAR profile at www.sedar.com.

2. Election of Directors of Pembina Pipeline Corporation

The board of directors (the "**Board of Directors**" or the "**Board**") of Pembina Pipeline Corporation ("**Pembina**"), the primary operating subsidiary of the Fund, is responsible for the governance of the business and affairs of the Fund and its subsidiaries. The Declaration of Trust provides that the directors of Pembina are to be appointed at each annual meeting of Unitholders. The term of each director will expire at the close of the next annual meeting of Unitholders or when their successor is duly elected or appointed pursuant to the Declaration of Trust. Directors of Pembina are appointed by an ordinary resolution passed by a majority of the votes cast at a duly convened meeting of Unitholders. Following the Meeting, the Fund, as the sole shareholder of Pembina, must vote the Pembina shares to elect the directors of Pembina appointed by the Unitholders at the Meeting.

Management of the Fund is nominating eight individuals for appointment to Pembina's Board of Directors, subject to such directors' appointment by the Unitholders at the Meeting. Unless otherwise directed, the management nominees named in the enclosed Form of Proxy will vote in favour of the eight nominees listed below. Management of the Fund does not contemplate that any of the nominees will be unable to serve as a director. If prior to the Meeting either any vacancies occur in the slate of nominees herein listed or additional nominees are identified as proposed directors of Pembina, it is intended that discretionary authority shall be exercised by the person named in the enclosed Form of Proxy as nominee to vote the Trust Units represented by proxy for the election of any other person or persons as directors.

All of the proposed nominees listed below are currently directors of Pembina. Certain information with respect to each of the eight nominees as directors of Pembina, including the number of Trust Units, Options (as described under "Executive Compensation – Trust Unit Option Plan" and as detailed under " – Director Compensation") and Director Restricted Units (as described and detailed under " – Director Compensation") beneficially owned by each nominee, is set forth below:



DAVID A. BISSETT
Calgary, Alberta, Canada
Age: 67
Director since May 2001
Independent Director

Trust Units: 359,800
Options: Nil
Director Restricted Units: 3,481

David Bissett has been an independent businessman since July 1999. Mr. Bissett is the retired founder and Chairman of Bissett and Associates Investment Management Ltd. (an investment advisory firm), now a division of Franklin Templeton Investments, which he founded in 1982 after serving as Vice-President, Investments of a national life insurance company and managing the western operations for a major Montreal based investment manager. Mr. Bissett has a Bachelor of Laws Degree from Dalhousie University and received his Chartered Financial Analyst designation in 1975. Mr. Bissett is actively involved in the governance of several private corporations and community groups and is a past Chairman of the Canadian Council of Financial Analysts and the Alberta Council of the Canadian Pension Conference and past President of the Calgary Society of Financial Analysts.

Board and Committee Participation	Meetings Attended from January 1, 2006 to December 31, 2006 (1)	
Board of Directors	6/6	100%
Audit Committee	3/3	100%
Human Resources and Compensation Committee	1/1	100%
Health, Safety and Environment Committee	1/1	100%

Other Public Board Directorships	Other Public Board Committee Memberships
N/A	N/A



ALLAN L. EDGEWORTH
Calgary, Alberta, Canada
Age: 56
Director since July 2006
Independent Director

Trust Units: 5,000
Options: Nil
Director Restricted Units: 1,740

Allan Edgeworth is currently the President of ALE Energy Inc. (a private consulting company), a position he has held since 2005. He has held a number of positions at the senior executive level, with the most recent being the President and CEO of Alliance Pipeline Ltd. (the general partner of Alliance Pipeline Limited Partnership, a public natural gas pipeline entity) from 2001 to 2004. Mr. Edgeworth holds a Bachelor of Applied Science in Geological Engineering from the University of British Columbia and is a graduate of the Queen's Executive Program. Mr. Edgeworth is a director of TSX-listed AltaGas Income Trust and Emera Incorporated and is a Commission Member and Director of the Alberta Securities Commission. Mr. Edgeworth has served on various related industry association boards including the Interstate Natural Gas Association of America and the Canadian Gas Association and is a past Chair of the Canadian Energy Pipeline Association.

Board and Committee Participation	Meetings Attended from January 1, 2006 to December 31, 2006 (1)(2)	
Board of Directors	2/2	100%
Audit Committee	2/2	100%
Health, Safety and Environment Committee	1/1	100%

Other Public Board Directorships	Other Public Board Committee Memberships
AltaGas Income Trust (TSX)	Audit Committee, Environment and Safety Committee
Emera Incorporated (TSX)	Management Resources and Compensation Committee



RANDALL J. FINDLAY
Calgary, Alberta, Canada
Age: 57
Director since March 2007

Trust Units: Nil
Options: Nil
Director Restricted Units: Nil

Randall Findlay is a corporate director who retired as the President of Provident Energy Trust (a TSX and NYSE-listed energy income trust) in 2006, a position he held since March 2001. Prior thereto, he was Executive Vice President Operations and Chief Operating Officer of Founders Energy Ltd. (a public oil and gas company) from December 1999 to March 2001 and Senior Vice President of TransCanada Pipelines Ltd. (a public pipeline company) and President and Chief Executive Officer of TransCanada Gas Processing L.P. (a gas processing partnership) from 1998 to 1999. Mr. Findlay holds a BASc from the University of British Columbia. Mr. Findlay is a director of Provident Energy Trust, Canadian Helicopters Income Fund, TransAlta Power, L.P., Superior Plus Income Fund and is Chairman of BreitBurn Energy Partners, L.P. Mr. Findlay is also Board Chairman of the Alberta Children's Hospital Foundation.

Other Public Board Directorships	Other Public Board Committee Memberships
Provident Energy Trust (TSX, NYSE)	Reserves, Operations and Environment, Health and Safety Committee
Canadian Helicopters Income Fund (TSX)	Corporate Governance and Nominating Committee
TransAlta Power, L.P. (TSX)	Governance and Nomination Committee
Superior Plus Income Fund (TSX)	N/A
BreitBurn Energy Partners, L.P. (NASDAQ)	Board Chairman, Compensation Committee



LORNE B. GORDON
Calgary, Alberta, Canada
Age: 61
Director since October 1997
Independent Director

Trust Units: 306,703
Options: Nil
Director Restricted Units: 4,217

Lorne Gordon is an independent businessman who has served as the Vice-Chairman of Coril Holdings Ltd. (a private investment and holding company) from 2004 to 2006 and the President and Chief Executive Officer of Coril Holdings Ltd. from 1997 to 2004. Mr. Gordon was the President and Chief Executive Officer of Pembina from 1985 to 1993. Mr. Gordon received his Chartered Accountant Designation in 1971. Mr. Gordon is a current director of Mancal Corporation, Mancal Energy and Mancal Coal, all privately held companies. He is also the past Chairman of the Canadian Petroleum Association and a founding member of the Board of Governors of the Canadian Association of Petroleum Producers.

Board and Committee Participation	Meetings Attended from January 1, 2006 to December 31, 2006 [1]	
Board of Directors (Chairman)	5/6	83%
Audit Committee	3/3	100%
Human Resources and Compensation Committee	5/5	100%

Other Public Board Directorships	Other Public Board Committee Memberships
N/A	N/A



MYRON F. KANIK
Calgary, Alberta, Canada
Age: 66
Director since October 1997
Independent Director

Trust Units: 14,563
Options: 16,700
Director Restricted Units: 3,481

Myron Kanik has been an independent businessman since his retirement as the President of the Canadian Energy Pipeline Association, a position he held from September 1993 to 1999. Prior to that, Mr. Kanik was with the Alberta Department of Energy from 1974 to 1993 where he served in various capacities, including Deputy Minister. Mr. Kanik is a graduate in Economics and Mathematics from the University of Saskatchewan. Mr. Kanik is currently a director of TSX-listed AltaGas Income Trust and was a director of TSX and NASDAQ-listed Canada Southern Petroleum Ltd. until 2006. Mr. Kanik also serves on the Calgary Region Health Board. Mr. Kanik is also actively engaged in the governance of several not-for-profit organizations.

Board and Committee Participation	Meetings Attended from January 1, 2006 to December 31, 2006 (1)	
Board of Directors	6/6	100%
Human Resources and Compensation Committee (Chairman)	5/5	100%

Other Public Board Directorships	Other Public Board Committee Memberships
AltaGas Income Trust (TSX)	Human Resources and Compensation Committee, Governance Committee



DAVID N. KITCHEN
Calgary, Alberta, Canada
Age: 70
Director since April 1999
Independent Director

Trust Units: 7,000
Options: 16,700
Director Restricted Units: 3,481

David Kitchen has been an independent businessman since his retirement as Senior Vice-President and General Manager, Alberta and Northwest Territories with the Royal Bank of Canada, a position he held from 1986 to 1996, and Senior Vice-President, Global Energy Group of the Royal Bank from 1984 to 1986. Mr. Kitchen has an Honours Degree in Political Science and Economics from the University of Toronto and is a graduate of the Executive Program in business from Columbia University, New York. Mr. Kitchen does not currently serve on any other public company boards. He is affiliated with several educational and other not-for-profit organizations.

Board and Committee Participation	Meetings Attended from January 1, 2006 to December 31, 2006 (1)	
Board of Directors	5/6	83%
Audit Committee(3)	4/4	100%
Health, Safety and Environment Committee (Chairman)	1/1	100%
Human Resources and Compensation Committee	4/4	100%

Other Public Board Directorships	Other Public Board Committee Memberships
N/A	N/A



ROBERT B. MICHALESKI
Calgary, Alberta, Canada
Age: 54
Director since January 2000
Non-Independent Director

Trust Units: 153,518
Options: Nil
Director Restricted Units: Nil

Robert Michaleski has been the President and Chief Executive Officer of Pembina since January 2000. Mr. Michaleski was initially appointed Controller of Pembina in January of 1980 and Vice-President, Finance in September of 1992. In connection with the Fund's initial public offering in October 1997, he was named Vice-President, Finance and Chief Financial Officer of Pembina. Mr. Michaleski holds a Bachelor of Commerce (Honours) Degree from the University of Manitoba and received his Chartered Accountant Designation in 1978. Mr. Michaleski is currently a director of TSX-listed Real Resources Inc. and two private companies.

Board and Committee Participation	Meetings Attended from January 1, 2006 to December 31, 2006[1]	
Board of Directors	6/6	100%
Audit Committee[3]	1/1	100%

Other Public Board Directorships	Other Public Board Committee Memberships
Real Resources Inc. (TSX)	Audit Committee, Compensation Committee



ROBERT F. TAYLOR
Calgary, Alberta, Canada
Age: 66
Director since October 1997
Independent Director

Trust Units: 13,000
Options: 18,400
Director Restricted Units: 3,481

Robert Taylor has been an independent businessman since June 1997. Mr. Taylor was appointed Executive Vice-President of Shell Canada Resources in 1991 following three years with Shell International Petroleum Company in London, England, and was a director of Shell Canada Limited and President of Shell Canada Products from August 1995 until his retirement from the company in 1996. Mr. Taylor received his Chartered Accountant Designation in 1965. Mr. Taylor is currently a director and Corporate Secretary of McTay Holdings Limited and Sempa Power Systems Limited, both private companies. He is actively involved as a director of the Duke of Edinburgh Commonwealth Study Conference Canada Inc. In 1999, he was recognized by Her Majesty Queen Elizabeth II with the award of a Lieutenant of the Royal Victorian Order.

Board and Committee Participation	Meetings Attended from January 1, 2006 to December 31, 2006[1]	
Board of Directors	6/6	100%
Audit Committee (Chairman)	2/2	100%
Health, Safety and Environment Committee	1/1	100%

Other Public Board Directorships	Other Public Board Committee Memberships
N/A	N/A

Notes:

(1) The composition of the committees of the Board of Directors was reconstituted as of July 1, 2006. See "Statement of Corporate Governance Practices". Meeting attendance statistics for individual directors reflect the period in which such director was a member of the indicated committee.

(2) Mr. Edgeworth was appointed as a director of Pembina effective July 1, 2006.

(3) Mr. Michaleski temporarily served as an interim member of the Audit Committee from January 1, 2006 to February 1, 2006 (as permitted under Multilateral Instrument 52-110) to fill a vacancy on the Audit Committee due to the resignation of Mr. Donald Krogseth from the Board on December 31, 2005. On February 1, 2006, Mr. Kitchen was appointed by the Board to fill the vacancy on the Audit Committee.

Compensation of Pembina Directors

Each independent director of Pembina who is not an officer or employee of Pembina receives an annual retainer of $26,000 (effective May 1, 2006) and receives $1,200 for each Board meeting attended. The Chairman of the Board of Directors receives an additional retainer of $44,000 per annum. Members of a committee of the Board of Directors receive a fee of $1,200 for each committee meeting attended, and the Chairman of each of the Human Resources and Compensation Committee and the Health, Safety and Environment Committee receives an additional retainer of $10,000 per annum. The Chairman of the Audit Committee receives an additional retainer of $15,000 per annum. During the fiscal year ended December 31, 2006, Pembina paid a total of $298,000 to its directors, consisting of an aggregate of $215,000 for retainer fees and $83,000 for attendance at board and committee meetings.

Mr. Randall J. Findlay, the seventh independent director, was appointed to the Board in March 2007, and therefore no compensation amounts are presented for Mr. Findlay in this Information Circular. Mr. Robert B. Michaleski, the President and Chief Executive Officer of Pembina, does not receive any compensation in his capacity as a director of Pembina. For a description of Mr. Michaleski's compensation, see "Executive Compensation" below.

2006 Summary Compensation Table

The following table summarizes the aggregate compensation paid to each of the six independent directors of Pembina in 2006:

2006 Independent Directors
Summary Compensation Table

Name	Board Annual Retainer ($)	Committee Chair Annual Retainer ($)	Board Meeting Attendance Fees ($)	Committee Meeting Attendance Fees ($)	LTIP Payouts[1] ($)	Total Compensation ($)
David A. Bissett	25,333	6,000	8,600	5,400	29,837	75,170
Allan L. Edgeworth[2]	13,000	—	3,600	3,600	14,412	34,612
Lorne B. Gordon	68,000	—	7,600	9,200[3]	36,149	120,949
Myron F. Kanik	25,333	9,333	8,600	7,200[3]	29,837	80,303
David N. Kitchen	25,333	5,333	7,600	9,600	29,837	77,703
Robert F. Taylor	25,333	12,000	8,600	3,400	29,837	79,170

Notes:

(1) Amounts in this column represent payments made in respect of Restricted Units which vested on January 1, 2007 and were paid in March 2007. Pembina views these amounts as being earned in respect of services provided by the directors in 2006 and therefore forms part of their 2006 compensation. See " - Restricted Unit Long-Term Incentive Plan" below.

(2) Mr. Edgeworth was appointed as a director effective July 1, 2006 and therefore his 2006 annual retainer and his grant of Restricted Units with respect to 2006 services that vested on January 1, 2007 were each prorated at 50%. See " - Restricted Unit Long-Term Incentive Plan" below.

(3) Mr. Gordon and Mr. Kanik each received additional meeting attendance fees for services provided in connection with the Management Internalization (as defined and described under "Executive Compensation – Background" below).

Restricted Unit Long-Term Incentive Plan

In 2005, Pembina implemented a Restricted Unit Long-Term Incentive Plan (the "**RTU Plan**") to assist Pembina to promote a proprietary interest in the Fund and greater alignment of interests between participants in the RTU Plan and Unitholders by rewarding participants on the basis of the Fund's longer term performance. Pursuant to the RTU Plan, notional restricted units ("**Restricted Units**") may be granted to directors, employees (other than senior executive officers) and service providers of Pembina in such number and at such times as the directors of Pembina may determine. Restricted Units are not Trust Units and do not confer any voting rights upon the holders. Pembina maintains a Restricted Unit Account for each participant in the RTU Plan to record the notional grants of Restricted Units to such participant.

Each vested Restricted Unit represents the right of the participant to receive a cash payment equal to the Market Value (as defined below) of the Restricted Unit on the relevant vesting date (subject to applicable withholdings). "**Market Value**" is defined as the weighted average trading price of the Trust Units in the fourth quarter of the fiscal year immediately prior to the relevant vesting date. To the extent that cash distributions are made on Trust Units of the Fund, an additional number of Restricted Units will be credited to a participant's Restricted Unit Account, on an annual basis, based on the amount of the cash distributions in that year and the Market Value of the Restricted Units on the relevant vesting date (similar to a distribution reinvestment plan). The RTU Plan provides for accelerated payout of outstanding Restricted Units in certain circumstances, including upon the occurrence of an event which results in a change of control of the Fund (as defined in the RTU Plan).

The following awards were made to the independent directors of Pembina pursuant to the RTU Plan in 2006:

Restricted Unit Long-Term Incentive Plan - Awards in Most Recently Completed Financial Year

Name	Restricted Units[1] (#)	Vesting Periods Until Payout[2]	Estimated Future Payout[3] ($)
David A. Bissett	3,481	January 1, 2007, 2008 and 2009	63,017
Allan L. Edgeworth[4]	1,740	January 1, 2007, 2008 and 2009	30,438
Lorne B. Gordon	4,217	January 1, 2007, 2008 and 2009	76,347
Myron F. Kanik	3,481	January 1, 2007, 2008 and 2009	63,017
David A. Kitchen	3,481	January 1, 2007, 2008 and 2009	63,017
Robert F. Taylor	3,481	January 1, 2007, 2008 and 2009	63,017

Notes:

(1) The number of Restricted Units awarded is determined by comparing Pembina compensation levels to its industry peers. Restricted Unit grants are awarded to ensure that Pembina's cash and equity based compensation levels are competitive.

(2) The Restricted Units granted to the directors in 2006 have a "performance period" that began on January 1, 2006 and vested as to 50% on January 1, 2007 and will vest as to 25% on each of January 1, 2008 and January 1, 2009. The portion of such awards that vested on January 1, 2007 and was paid in March 2007 has been included and disclosed as part of the directors' 2006 compensation in the column entitled "LTIP Payouts" in the table under " - Compensation of Pembina Directors - 2006 Summary Compensation Table" above.

(3) The estimated future payout represents Pembina's estimate, as at December 31, 2006, of the future payout amount of such awards based on the Market Value (as defined above) of the Trust Units calculated as at December 31, 2006 and the Fund's current distribution level. The estimated future payout includes the amount already paid in respect of Restricted Units which vested on January 1, 2007, which amount is reflected in the column entitled "LTIP Payouts" in the table under " - Compensation of Pembina Directors – 2006 Summary Compensation Table" above. The actual amount ultimately paid to the directors in respect of such Restricted Units may be greater or less than the amounts indicated based upon the future Market Value of the Trust Units and the Fund's future distribution levels.

(4) Mr. Edgeworth was appointed as a director effective July 1, 2006 and therefore his grant of Restricted Units with respect to 2006 services that vested on January 1, 2007 was prorated at 50%.

Trust Unit Option Plan

The Fund has adopted the Trust Unit Option Plan which enables the directors, officers and employees of Pembina to participate in the growth and development of the Fund by providing such persons with options to purchase Trust Units ("**Options**"). See "Executive Compensation – Trust Unit Option Plan". On recommendation of the Human Resources and Compensation Committee, Options to purchase Trust Units may be granted to directors of Pembina. However, no Options were granted to directors during 2006 and none have been granted since November 28, 2002. The following table sets out for each of the three directors of Pembina who held Options at any time during 2006 (other than for Mr. Robert B. Michaleski, who is a Named Executive Officer for whom disclosure is provided under "Executive Compensation" below): (i) the value of all Options exercised during the financial year ended December 31, 2006, calculated as the difference between the closing price of the Trust Units on the TSX on the date of exercise and the exercise price of the Options; and (ii) the number and value of unexercised Options as at December 31, 2006 calculated as the difference between the closing price of the Trust Units on the TSX as of December 29, 2006 (the last trading day on the TSX in 2006) of $15.83 and the exercise price of the Options outstanding on that date. None of Mr. Bissett, Mr. Edgeworth or Mr. Gordon held any Options at any time during 2006.

Aggregated Trust Unit Option Exercises by Pembina Independent Directors During the Most Recently Completed Financial Year and Financial Year-End Trust Unit Option Values

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Year-End (Exercisable/Unexercisable) (#)	Value of Unexercised in-the-Money Options at Year-End (Exercisable/Unexercisable) ($)
Myron F. Kanik	–	–	16,700 / –	88,009 / –
David A. Kitchen	–	–	16,700 / –	88,009 / –
Robert F. Taylor	–	–	18,400 / –	101,405 / –

3. Appointment of Auditors

Pursuant to the Declaration of Trust, the Unitholders are to appoint the auditors of the Fund and Pembina. Auditors of the Fund and Pembina are appointed by an ordinary resolution passed by a majority of the votes cast at a duly convened meeting of Unitholders. Unless otherwise directed, the management nominees named in the enclosed Form of Proxy will vote in favour of the appointment of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Fund and Pembina, to hold office until the next annual meeting of the Unitholders, and to authorize the directors of Pembina to fix their remuneration in accordance with the recommendation of Pembina's Audit Committee. KPMG LLP was first appointed auditors of the Fund and Pembina effective September 4, 1997, the date of inception of the Fund.

The following table sets out the fees paid to KPMG LLP in each of the last two financial years for services provided to Pembina:

Year	Audit Fees[1]	Audit-Related Fees[2]	Tax Fees[3]	All Other Fees[4]
2006	$274,000	$12,000	$51,000	$nil
2005	$250,000	$50,000	$28,000	$nil

Notes:
(1) Audit fees were for professional services rendered by KPMG LLP for the audit of the Fund's annual financial statements and reviews of the Fund's quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.
(2) Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of the Fund's financial statements and not reported under "Audit fees" above.
(3) Tax fees were for tax compliance, tax advice and tax planning. The fees were for services performed by the Fund's auditors' tax division except those tax services related to the audit.
(4) All other fees are fees for products and services provided by the Fund's auditors other than those described as "Audit fees", "Audit-related fees" and "Tax fees".

Certain other information regarding Pembina's audit committee that is required to be disclosed in accordance with Multilateral Instrument 52-110 - *Audit Committees* of the Canadian Securities Administrators will be contained in the Fund's annual information form for the year ended December 31, 2006, which will be available prior to March 31, 2007 on the Fund's SEDAR profile at www.sedar.com.

EXECUTIVE COMPENSATION

Background

Prior to June 30, 2006, all of the management functions for the Fund, Pembina and the Fund's other direct and indirect subsidiaries were generally performed by Pembina Management Inc. (the "**Manager**") pursuant to the Administration Agreement and the Management Agreement (each as defined and described under "Previous Management Agreements" below) pursuant to which the Manager received certain fees. The shareholders and employees of the Manager were the executive officers of Pembina. Pembina also directly employed the executive officers, and directly compensated such executive officers, to manage and administer the business affairs of the Fund, Pembina and those other subsidiaries. However, on June 30, 2006, the external management arrangements were effectively eliminated as the Fund, through Pembina, acquired all of the shares of the Manager and the Manager delegated all of its duties under the Administration Agreement and the Management Agreement to Pembina (the "**Management Internalization**"). In connection with the Management Internalization, all of the executive officers who previously managed and administered the business and affairs of the Fund through both the Manager and Pembina entered into employment contracts with Pembina effective July 1, 2006 and are now compensated only by Pembina. As a result of the Management Internalization, all fees payable by Pembina to the Manager pursuant to the administration and management agreements were eliminated effective June 30, 2006. See "Previous Management Arrangements" for a description of the fees paid to the Manager up to June 30, 2006 and for additional details relating to the Management Internalization.

Summary Compensation Table

Outlined below is a summary of the compensation paid, both directly by Pembina and indirectly by Pembina through the Manager, for the periods indicated, to the President and Chief Executive Officer, the Vice President, Finance and Chief Financial Officer and the three other executive officers of Pembina who received the highest amount of salary and bonus from Pembina in 2006 (collectively, the "**Named Executive Officers**"). No Named Executive Officer received any long-term compensation in the form of securities under options or stock appreciation rights granted, shares or units subject to resale restrictions in the years presented.

	Annual Compensation				Long-Term Compensation		
Name and Principal Position	**Year**	**Salary ($)**	**Bonus[1] ($)**	**Other Annual Compensation[2] ($)**	**LTIP Payouts[3] ($)**	**All Other Compensation[4] ($)**	**Total Compensation ($)**
Robert B. Michaleski President and Chief Executive Officer	2006 2005 2004	495,000 465,000 425,000	148,500 225,000 150,000	16,700 16,700 16,400	175,993 - -	356,548 406,194 382,259	1,192,741 1,112,894 973,659
Peter D. Robertson Vice President, Finance and Chief Financial Officer	2006 2005 2004	264,700 249,700 227,000	72,793 150,000 65,000	16,700 16,700 16,400	111,649 - -	158,262 180,530 169,893	624,104 596,930 478,293
D. James Watkinson, Q.C. Vice President, General Counsel and Secretary	2006 2005 2004	247,500 225,000 210,000	68,063 170,000 80,000	16,700 16,700 16,400	94,337 - -	205,740 234,690 220,861	632,340 646,390 527,261
S. Bruce Harris Vice President, Operations	2006 2005 2004	258,720 235,200 196,008	71,148 130,000 45,000	16,700 16,700 16,400	91,011 - -	158,262 166,942 84,947	595,841 538,842 342,355
Michael H. Dilger[5] Vice President, Business Development	2006 2005 2004	247,500 187,500 N/A	68,063 185,000 N/A	16,700 16,700 N/A	122,330 - N/A	158,262 153,354 N/A	612,855 542,554 N/A

Notes:

(1) The amounts of bonuses paid to the Named Executive Officers in respect of 2006 represent a prorated amount to reflect services provided by the Named Executive Officers following completion of the Management Internalization on June 30, 2006.

(2) The amounts in this column consist of car allowance, parking and business club memberships.

(3) The amounts in this column represent cash payments made with respect to the portion of the Executive Restricted Units granted to the Named Executive Officers effective July 1, 2006 which vested on January 1, 2007. Pembina views these amounts as being earned in respect of services provided by the Named Executive Officers from July 1, 2006 to December 31, 2006 (being the period in 2006 following completion of the Management Internalization) and therefore forms part of their 2006 compensation. See " – Executive Long Term Incentive Plan" below.

(4) The amounts in this column represent the proportionate share of each Named Executive Officer in the management fees paid by the Fund and Pembina to the Manager pursuant to the Management Agreement and the Administration Agreement in the applicable year. Such amounts were subsequently paid by the Manager to the Named Executive Officer in proportion to their shareholdings in the Manager at the applicable time. The aggregate of such amounts in a particular year may not equal the total fees paid by the Fund and Pembina to the Manager in such year as a result of changes in ownership of the Manager's shares from time to time.

(5) Mr. Dilger was appointed Vice President, Business Development on March 1, 2005 and received $187,500 in salary from March 1, 2005 until December 31, 2005.

Executive Long-Term Incentive Plan

In 2006, Pembina implemented an Executive Long-Term Incentive Plan (the "**Executive LTIP**") to promote a proprietary interest in the Fund and greater alignment of interests between Pembina's executive officers and Unitholders by rewarding such officers on the basis of the Fund's longer term performance. Pursuant to the Executive LTIP, notional restricted units ("**Executive Restricted Units**") may be granted to senior executive officers of Pembina in such number and at such times as the Board of Directors of Pembina may determine. Additionally, in order to provide a senior executive officer with the appropriate "total direct compensation" in accordance with the total compensation philosophy and principles contained in each Named Executive Officer's executive employment agreement (as described under " - Human Resources and Compensation Committee's Report on Executive Compensation" and " - Executive Employment Agreements" below), the Board of Directors may apply a "performance multiplier" to a senior executive officer's Executive Restricted Unit Award that may increase (or decrease) the amount actually paid out on vesting of such Executive Restricted Units. Such a multiplier is generally based on the performance metrics described under " - Human Resources and Compensation Committee's Report on Executive Compensation" below. Executive Restricted Units are not Trust Units and do not confer any voting rights upon the holders. Pembina maintains an Executive Restricted Unit Account for each participant in the Executive LTIP to record the notional grants of Executive Restricted Units to such participant.

Each vested Executive Restricted Unit represents the right of the participant to receive a cash payment equal to the Market Value (as defined below) of the Restricted Unit on the relevant vesting date (subject to applicable withholdings). "**Market Value**" is defined as the weighted average trading price of the Trust Units in the fourth quarter of the fiscal year immediately prior to the relevant vesting date. To the extent that cash distributions are made on Trust Units of the Fund, an additional number of Executive Restricted Units will be credited to a participant's Executive Restricted Unit Account, on an annual basis, based on the amount of the cash distributions in that year and the Market Value of the Executive Restricted Units on the relevant vesting date (similar to a distribution reinvestment plan). The Executive LTIP provides for accelerated payout of outstanding Executive Restricted Units in certain circumstances including upon the occurrence of an event which results in a change of control of the Fund (as defined in the Executive LTIP). The following awards were made to the Named Executive Officers pursuant to the Executive LTIP for 2006:

Executive Long-Term Incentive Plan - Awards in Most Recently Completed Financial Year

Name	Executive Restricted Units[1] (#)	Vesting Periods Until Payout[2]	Estimated Future Payout[3] ($)
Robert B. Michaleski	15,939	January 1, 2007, 2008 and 2009	567,407
Peter D. Robertson	14,445	January 1, 2007, 2008 and 2009	415,042
D. James Watkinson, Q.C.	12,205	January 1, 2007, 2008 and 2009	350,683
S. Bruce Harris	11,775	January 1, 2007, 2008 and 2009	338,322
Michael H. Dilger	15,827	January 1, 2007, 2008 and 2009	454,745

Notes:

(1) See " - Human Resources and Compensation Committee's Report on Executive Compensation" for a description of the factors considered in determining the number of Executive Restricted Units awarded to the Named Executive Officers.

(2) The Executive Restricted Units granted to the Named Executive Officers for 2006 have a "performance period" that began January 1, 2006 and vest over a three year period in equal instalments on January 1 of each of 2007, 2008 and 2009. The portion of such awards that vested on January 1, 2007 has been included and disclosed as part of the Named Executive Officer's 2006 compensation in the column entitled "LTIP Payouts" in the table under " - Summary Compensation Table" above.

(3) The estimated future payout represents Pembina's estimate, as at December 31, 2006, of the future payout amount of such awards based on the Market Value (as defined above) of the Trust Units calculated as at December 31, 2006 and the Fund's current distribution level. The estimated future payout includes the actual amount paid in respect of Executive Restricted Units that vested on January 1, 2007, which amount is included in the column entitled "LTIP Payouts" in the table under " - Summary Compensation Table" above and which Pembina has determined forms part of the Named Executive Officers' 2006 compensation. The relative amounts of the estimated future payouts may not correspond with the relative numbers of Executive Trust Units granted to each of the Named Executive Officers due to different "performance multipliers" applied by the Board for awards made to each Named Executive Officer. The actual aggregate amounts ultimately paid to the Named Executive Officers in respect of such Executive Restricted Units may be greater or less than the amounts indicated based upon the future Market Value of the Trust Units and the Fund's future distribution levels.

Executive Employment Agreements

In connection with the Management Internalization, Pembina entered into executive employment agreements with each of the Named Executive Officers. The executive employment agreements have an indefinite term and provide for the salary, short-term and long-term incentives and benefits to be paid to each Named Executive Officer (see " - Human Resources and Compensation Committee's Report on Executive Compensation" below), and also contain provisions that set out the payments to be made upon the termination of each executive's employment with Pembina in certain circumstances. In particular, if a Named Executive Officer is terminated without just cause, the terms of the executive's employment are fundamentally changed so as to constitute constructive dismissal, or the executive terminates his or her employment with Pembina within 180 days following a change of control of the Fund (as defined in the employment agreements), the executive will be entitled to a retiring allowance equivalent to two times the executive's salary, bonus and deemed benefits (at 20% of salary) for the prior year.

Trust Unit Option Plan

The Fund has adopted a Trust Unit Option Plan dated October 16, 1997, as amended January 27, 1999, April 30, 1999 and April 27, 2006 (the "**Option Plan**"), which enables the directors, officers and employees of Pembina to participate in the growth and development of the Fund by providing such persons with the opportunity, through options to acquire Trust Units ("**Options**"). The Option Plan and all subsequent amendments have been approved by the Unitholders. The material terms of the existing Option Plan are described below. The Option Plan is currently the only securities-based compensation arrangement pursuant to which securities may be issued from treasury of the Fund. Although directors and officers of Pembina are eligible to receive grants of Options under the Option Plan, no Options have been granted to the directors or executive officers of Pembina since November 28, 2002.

The Option Plan is administered by the Board of Directors which, on the recommendation of the Human Resources and Compensation Committee, may grant Options to purchase Trust Units to directors, officers and employees of Pembina. The Board of Directors has the discretion to determine to whom Options will be granted, the number and exercise price of such Options and the terms and time frames in which the Options will vest and be exercisable. However, Options may only be exercisable for a maximum of seven calendar years from the date of grant and the exercise price of the Options must be no less than the five day weighted average trading price of the Trust Units on the TSX prior to the date of approval of the granting of the Options by the Board of Directors.

A total of 7,670,500 Trust Units are currently reserved for issuance under the Option Plan, representing 6% of the issued and outstanding Trust Units as at March 8, 2007. As of March 8, 2007, 4,233,499 Options to acquire Trust Units were outstanding, representing 3.3% of the issued and outstanding Trust Units. Options representing 319,491 Trust Units reserved for issuance have been previously exercised or cancelled and are not currently available for future issuance, leaving 3,117,510 Trust Units reserved and available for issuance upon the exercise of Options that may be granted in the future.

The maximum number of Options (and corresponding Trust Units reserved for issuance upon exercise of such Options) that may be issued to any one person under the Option Plan, together with any other securities based compensation arrangement, is 5% of the issued and outstanding Trust Units (on a non-diluted basis) at the date of the grant of the Option. The maximum number of Options (and corresponding Trust Units reserved for issuance upon the exercise of such Options) that may be reserved for issuance to insiders of the Fund under the Option Plan, together with any other securities based compensation arrangement, is 10% of the issued and outstanding Trust Units (on a non-diluted basis) at the date of the grant. The total number of Options which may be granted to any one insider of the Fund within a one year period shall not exceed 5% of the issued and outstanding Trust Units.

An Option is personal to the grantee of the Options and is non-transferable and non-assignable. The Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Trust Units. If the employment or appointment of an Optionholder with Pembina is terminated by either party for any reason other than termination for cause, the Options held by such Optionholder must be exercised within 90 days of the date of termination of the Optionholder's employment or appointment with Pembina. If terminated for cause, the Options held by such Optionholder terminate and are cancelled upon the holder ceasing to be a director, officer or employee of Pembina.

The Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Fund. If, during the term of an Option, the Fund is merged into or amalgamated with any other entity, or the Fund sells all or substantially all of its assets, and as a result of such transactions the Unitholders would receive securities of another issuer in substitution for the Trust Units, the Options would be modified so that the holder would receive that number of securities of the successor issuer that he or she would have received as a result of such merger, amalgamation or sale if the Optionholder had exercised the Options to purchase Trust Units immediately prior to the transaction. However, if the employment or appointment of an Optionholder with Pembina or a successor issuer is terminated for any reason (other than for cause or the death of the holder) within 90 days of a merger, amalgamation or sale as described above, the Optionholder may exercise all of his or her Options within 90 days of such termination, whether or not such Options would have otherwise been vested or exercisable. Additionally, if a take-over bid that is not exempt from the take-over bid requirements of the *Securities Act* (Alberta) is made for the Trust Units, Optionholders have the right to immediately exercise all unexercised Options held by such Optionholder, whether vested or not at such time, in order to tender such Trust Units to the take-over bid. If such Trust Units are not tendered to or taken up under the bid, any Trust Units so acquired by the holder of the exercised Options are deemed to be cancelled and returned to the Fund and the Options and the consideration paid by the holder to exercise such Options will be returned to the holder.

Unitholder approval is required (by a simple majority of the votes cast) in order to make any amendments to the Option Plan. However, the Board of Directors may make amendments to the Option Plan of a "housekeeping" nature or amendments which do not provide additional benefits to grantees of Options under the Option Plan. In this respect, the Board of Directors may amend the Option Plan or an Option granted under the Option Plan in respect of the following matters without Unitholder approval: (a) to correct a clerical or typographical error or an inconsistency with the Fund's Declaration of Trust, or other matters of a "housekeeping" nature; (b) the timing and terms of vesting of Options granted under the Plan (which the Board of Directors has discretion over under the terms of the Option Plan); (c) the termination provisions of an Option granted pursuant to the Option Plan which does not entail an extension beyond the original expiry date of such Option; (d) to avoid inconsistency with, or to amend provisions that would subject an Optionholder to unfavourable tax treatment under, the *Income Tax Act* (Canada) or other applicable tax laws; (e) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Trust Units from the number reserved for issuance under the Option Plan; and (f) such other matters as the TSX may approve from time to time. Any proposed amendment to the Option Plan will be subject to the prior approval of the TSX, and no amendment to, or suspension or discontinuance of, the Option Plan may be made to the Option Plan or Options granted under the Option Plan that would alter or impair any previously granted Options, without the prior consent of the Optionholder.

As of December 31, 2006 there were a total of 4,339,614 Options outstanding under the Option Plan at exercise prices ranging from $7.95 to $14.75 (with a weighted average exercise price of $14.17) and expiration dates ranging from August 2, 2007 to November 30, 2013. As of December 31, 2006, 2,065,681 of these outstanding Options were exercisable. For additional information regarding the Option Plan and outstanding Options as at December 31, 2006, see Note 13 to the Fund's audited consolidated financial statements for the year ended December 31, 2006.

No Options to purchase Trust Units were granted to any of the Named Executive Officers during the fiscal year ended December 31, 2006. No Options were repriced in the 2006 fiscal year. The following table sets out for each of the Named Executive Officers who held Options at any time during 2006: (i) the value of all Options exercised during the financial year ended December 31, 2006, calculated as the difference between the closing price of the Trust Units on the TSX on the date of exercise and the exercise price of the Options; and (ii) the number and value of unexercised Options as at December 31, 2006 calculated as the difference between the closing price of the Trust Units on the TSX as of December 29, 2006 (the last trading day on the TSX in 2006) of $15.83 and the exercise price of the Options outstanding on that date. Messrs. Michaleski, Watkinson and Dilger did not hold any Options at any time in 2006.

Aggregated Trust Unit Option Exercises
During the Most Recently Completed Financial Year
and Financial Year-End Trust Unit Option Values

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Year-End (Exercisable/Unexercisable) (#)	Value of Unexercised in-the-Money Options at Year-End (Exercisable/Unexercisable) ($)
Peter D. Robertson	15,000	155,250	45,000 / -	276,300 / –
S. Bruce Harris	–	–	20,000 / –	105,400 / –

Pension and Retirement Plans

The Named Executive Officers are members of the Pembina Pipeline Corporation Pension Plan which is a non-contributory, defined benefit plan (the "**DB Plan**"). The DB Plan is registered under the *Income Tax Act* (Canada) and the *Employment Pension Plans Act* (Alberta) and is subject to the maximum pension and contribution limits imposed under the *Income Tax Act* (Canada).

In addition to the benefits earned under the DB Plan, the Named Executive Officers earn supplementary benefits under the Pembina Pipeline Corporation Supplementary Retirement Plan (the "**Supplementary Plan**"). Executive officers who are members of the DB Plan receive a total pension from the DB Plan and the Supplementary Plan of 1.4% of their highest 3-year average base salary in the final 120 months of employment ("**Highest Average Earnings**").

Liabilities under the DB Plan are secured by assets which are segregated from the general assets of Pembina and held in trust. Liabilities under the Supplementary Plan are unsecured. Additional information regarding these plans is contained in Note 9 to the Fund's audited consolidated financial statements as at and for the year ended December 31, 2006.

The table below states the total estimated annual benefits that would be payable to a Named Executive Officer upon retirement under the DB Plan and the Supplementary Plan, based on specified compensation and years of service classifications, with the amount shown in the "Remuneration" column equal to the executive's Highest Average Earnings.

Estimated Annual Lifetime Retirement Benefits Pursuant to Pembina's Defined Benefit and Supplementary Retirement Plans

Remuneration[1] ($)	Years of Service[2]						
	5	10	15	20	25	30	35
175,000	12,250	24,500	36,750	49,000	61,250	73,500	85,750
200,000	14,000	28,000	42,000	56,000	70,000	84,000	98,000
225,000	15,750	31,500	47,250	63,000	78,750	94,500	110,250
250,000	17,500	35,000	52,500	70,000	87,500	105,000	122,500
275,000	19,250	38,500	57,750	77,000	96,250	115,500	134,750
300,000	21,000	42,000	63,000	84,000	105,000	126,000	147,000
325,000	22,750	45,500	68,250	91,000	113,750	136,500	159,250
350,000	24,500	49,000	73,500	98,000	122,500	147,000	171,500
400,000	28,000	56,000	84,000	112,000	140,000	168,000	196,000
450,000	31,500	63,000	94,500	126,000	157,500	189,000	220,500
500,000	35,000	70,000	105,000	140,000	175,000	210,000	245,000
550,000	38,500	77,000	115,500	154,000	192,500	231,000	269,500
600,000	42,000	84,000	126,000	168,000	210,000	252,000	294,000

Notes:

(1) Prior to June 30, 2006, pension benefits were earned on base salary and any annual cash bonus. The executive employment agreements for Pembina's executive officers effective July 1, 2006 provide that pension benefits are to be earned only on base salary.

(2) At the end of 2006, the Name Executive Officers participating in the above-described pension plans had the following years of service:

Robert B. Michaleski	28 years
Peter D. Robertson	21 years
D. James Watkinson, Q.C.	26 years
S. Bruce Harris	25 years
Michael H. Dilger	2 years

Human Resources and Compensation Committee's Report on Executive Compensation

The Board of Directors of Pembina has a Human Resources and Compensation Committee (the "**HRC Committee**") which determines the executive compensation policy for the executives of Pembina. The HRC Committee consists of Myron F. Kanik, as Chairman, David A. Bissett and Lorne B. Gordon, each of whom is an independent director of Pembina. The HRC Committee is appointed by the Board of Directors to discharge the board's duties and responsibilities with respect to officer and director compensation, pension plan design, Chief Executive Officer performance planning and assessment and executive officer succession planning. In addition, the HRC Committee satisfies itself that Pembina's human resources practices and policies are at all times in compliance with applicable laws and regulations and that Pembina adheres to the highest ethical and moral standards. The HRC Committee met five times during 2006 to address matters pertaining to its mandate.

The HRC Committee's objective is to ensure that executive compensation is market competitive, internally equitable and rewards performance that is aligned with the near and long term interests of the Unitholders. To accomplish this, the HRC Committee reviews the performance and results achieved by the Chief Executive Officer and receives reports from the Chief Executive Officer regarding the performance and results of the other executive officers. In addition, where it believes it is required, the HRC Committee obtains independent advice from external compensation consultants. For comparative purposes, a market peer group has been established which is comprised of companies with whom Pembina competes for leadership skills, knowledge and expertise. These companies generally operate in the energy sector and include pipeline and energy trusts of a comparable scope as measured by market value, revenues, assets and number of employees.

Pembina's executive compensation practices recognize that Pembina, through the Fund, operates as an income fund within the energy industry. Pembina's executive compensation for the 2006 fiscal year was comprised of three primary components: (i) base salary; (ii) a short term incentive plan, which generally consists of a cash bonus; and (iii) a long-term incentive plan, which consists of grants of Executive Restricted Units that reward the market value appreciation of, and distributions paid on, the Trust Units. An aggregate of $1,037,073 of fees were also paid to the Manager prior to the Management Internalization completed on June 30, 2006, and the executive officers of Pembina consequently received such payments in their capacities as the employees and shareholders of the

Manager. As a result of the Management Internalization, all fees payable by Pembina to the Manager were eliminated effective June 30, 2006. See "Previous Management Arrangements".

Pursuant to the executive employment agreements between Pembina and each of the Named Executive Officers dated July 1, 2006 and entered into in connection with the Management Internalization, the HRC Committee is to determine the "total direct compensation" of the Named Executive Officers based upon the philosophy that such compensation will be dependent upon both corporate and individual performance. The total direct compensation for each of the Named Executive Officers shall be determined each year by the HRC Committee, acting reasonably and in accordance with such general philosophy, and shall consist of salary, a short-term incentive award and a long-term incentive award. In particular, the total direct compensation shall be determined each year by the HRC Committee based on the performance of both the Fund as compared to other income funds and other public entities of comparable size and complexity, as well as the compensation of the particular executive, based on his or her performance, as compared or matched to other individuals employed in a comparable position by an employer whose business is comparable to the Fund's business, as described in further detail below.

In particular, prior to March 31 of each year, the HRC Committee shall establish a "compensation peer group" for the purpose of assisting the committee in determining individual executive compensation. Such compensation peer group will be comprised of income funds, trusts, partnerships and companies that operate in the energy sector and are of comparable size and complexity to the Fund. The HRC Committee then will determine a discrete or blended position match for each executive giving consideration to the individual's functional role, cross-functional strategic contribution to Pembina and its executive group and internal equity within the Pembina executive group. The HRC Committee may use the advice of a human resources consulting advisor, as it deems appropriate, to assist in this process. Additionally, prior to March 31 of each year, the HRC Committee shall establish a "corporate performance peer group" comprised of income funds, trusts, partnerships and companies which operate in the energy sector and are of comparable size and complexity to the Fund.

As soon as practical following any year, the HRC Committee shall determine the performance of the Fund relative to the corporate performance peer group and arrive at a ranking for the Fund, by quartile (the "corporate performance quartile"), based on the total return of the Fund (consisting of Trust Unit price appreciation/depreciation plus cash distributions) as compared to the total return of members within the corporate performance peer group for that year. The resultant corporate performance quartile established for the Fund in that year will be applied to the executive compensation peer group in determining the executives' total direct compensation for the year. For example, if the corporate performance quartile for the Fund is determined to be "second quartile", the executives' total direct compensation for the year, as measured against the executive compensation peer group, will also fall within and be awarded within the "second quartile" of the executive compensation peer group for that year. The HRC Committee shall have the discretion to determine total direct compensation for an executive within the respective quartile of the executive compensation peer group.

With respect to the individual components of an executive's "total direct compensation", the salary of each executive is determined by the HRC Committee each year and shall fall within the range established by the executive compensation peer group. Positioning within the range will depend on the recent performance of the executive, his or her potential as a succession candidate for key roles and the Board's perception of the executive's development in the position. The salary of each executive in any year shall not be less than the prior year's salary.

A short term incentive award shall be a cash payment made by Pembina to the executive each year. The HRC Committee will determine the amount of such payment based on normal ranges for the executive's compensation level as determined by reference to the applicable position in the executive compensation peer group and the applicable corporate performance quartile. The amount of the short term incentive award is subject to increase or decrease based on the HRC Committee's assessment of the individual performance of the executive and departments for which the executive is responsible.

With respect to long-term incentives, each year the executive may be awarded Executive Restricted Units under the Executive LTIP. The amount of the long term incentive award for each year shall be determined by the HRC Committee based on normal ranges for the executive's target compensation level as determined by reference to the applicable position in the executive compensation peer group and the applicable corporate performance quartile, and shall generally be determined to bring the executive's total direct compensation to the appropriate level after taking into account salary and short term incentive payments. For the 2006 year, the amount of the long term incentive award was reduced by one-half as the post-Management Internalization employment agreement arrangements took effect on July 1, 2006. For the award made with respect to 2006 performance, the number of Executive Restricted Units received by each Named Executive Officer was the amount of the award divided by the weighted average trading price of the Trust Units on the TSX for the 20 trading days immediately prior to June 1, 2006. Additionally, in order to provide an executive with the appropriate "total direct compensation" in accordance with the total compensation philosophy and principles contained in each Named Executive Officer's executive employment agreement, the Board of Directors may apply a "performance multiplier" to an executive's Executive Restricted Unit award that may increase (or decrease) the amount actually paid out with respect to such Executive Restricted Units.

The Named Executive Officers' executive employment agreements provide that if for the years 2006, 2007 and 2008 the methodology described above results in a determination that an executive's total direct compensation is to be at an amount in excess of the 50th percentile of the executive's compensation peer group for 2006, the 60th percentile for 2007 or the 75th percentile for 2008, the HRC Committee may, in its sole discretion, fix the executive's total direct compensation for such years at any amount that would be at or above the 50th, 60th and 75th percentile in the applicable year. However, if such methodology for results in a determination that an executive's total direct compensation is to be less than the 50th, 60th and 75th percentile in 2006, 2007 or 2008, respectively, then the HRC Committee, in its sole discretion, shall direct the total direct compensation to be at such lower levels.

In determining the 2006 total direct compensation levels for Pembina's executive officers, the Fund was determined to have performed in the top quartile of its corporate performance peer group during 2006, based on the total return on the Trust Units in 2006. As a result, at the discretion of the HRC Committee, the compensation of the Named Executive Officers was set in the 60th to 75th percentile range as compared to the Fund's executive compensation peer group.

Submitted on behalf of the Human Resources and Compensation Committee:

"Myron F. Kanik" (Chair)
"David A. Bissett"
"Lorne B. Gordon"

Share Performance Graph

The Trust Units trade on the TSX under the symbol "PIF.UN". The following graph shows changes from December 31, 2001 to December 31, 2006 in the value of $100 invested in the Trust Units and in the S&P/TSX Composite Index, assuming total reinvestment of all distributions paid by the Fund and total reinvestment of dividends paid with respect to the S&P/TSX Composite Index since such time.

Comparison of Cumulative Total Return Since December 31, 2001 Between the Trust Units and the S&P/TSX Composite Index



PIF.UN
S&P/TSX Composite Index
260
240
220
200
180
160
140
120
100
80
60
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of December 31, 2006, the number of Trust Units (being the only current equity securities of the Fund) which are authorized for issuance with respect to equity compensation plans. The only compensation plan of the Fund under which Trust Units are authorized for issuance is the Option Plan described above under "Executive Compensation – Trust Unit Option Plan".

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,339,614	$14.17	3,117,510
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,339,614	$14.17	3,117,510

PREVIOUS MANAGEMENT ARRANGEMENTS

Management Agreement

Prior to the Management Internalization described below, Pembina Management Inc., as the Manager, provided managerial services to Pembina in respect of the business and operations of Pembina and its affiliates pursuant to an amended and restated management agreement dated July 1, 2001 (as amended from time to time) between Pembina and Pembina Management Inc. (the "**Management Agreement**"). As compensation for its services, the Manager received: (i) a management fee equal to 0.9825% of the aggregate cash distributions paid to Unitholders; (ii) an acquisition fee of 0.655% of the purchase price of any material pipeline asset or similar facility acquired by Pembina or its affiliates; and (iii) a disposition fee of 0.49125% of the sale price of any material pipeline asset or similar facility sold by Pembina or its affiliates. In cases of property exchanges or swaps, the Manager received the applicable acquisition fee up to the purchase price of any pipeline or facility acquired and received the applicable disposition fee to the extent the value of the pipeline or facility being disposed of exceeds the purchase price. In addition, as an incentive for the Manager to enhance the overall profitability of the Fund and the cash distributions paid to Unitholders, the Manager was entitled to earn an annual incentive fee calculated as a percentage of the per Trust Unit cash distributions by the Fund. The Manager received an incentive fee of 4.9125% of cash distributions equal to or in excess of $1.05 per Trust Unit annually but less than $1.09 per Trust Unit annually, 6.55% of cash distributions equal to or in excess of $1.09 per Trust Unit annually but less than $1.19 per Trust Unit annually and 7.86% of cash distributions equal to or in excess of $1.19 per Trust Unit annually. The Manager was also to be reimbursed for the direct costs and expenses incurred by the Manager in providing the services under the Management Agreement.

For the period up to June 30, 2006 (the effective date of the Management Internalization), total compensation paid by Pembina and its affiliates to the Manager pursuant to the Management Agreement was $1,037,073, consisting of $679,450 of management fees (inclusive of the $10,000 of fees paid under the Administration Agreement described below) and $357,623 of distribution-based incentive fees. No acquisition fees were paid to the Manager and the Manager was not reimbursed for any expenses during this period. As a result of the Management Internalization, all fees payable by Pembina to the Manager pursuant to the Management Agreement were eliminated effective June 30, 2006. Prior to the Management Internalization, the Manager was owned by the executive officers of Pembina. See " - Management Internalization" below.

Administration Agreement

Prior to the Management Internalization described below, the Manager acted as the administrator of the Fund pursuant to an administration agreement between the Fund and the Manager dated September 4, 1997 (the "**Administration Agreement**"). Pursuant to the Administration Agreement, the Manager had agreed to act as administrator for the Fund, or arrange for the provision of services required in the administration of the Fund, in consideration for an annual fee of $20,000 (of which $10,000 was paid in 2006 for services provided prior to the Management Internalization), plus reimbursement of all expenses incurred by the Manager in connection with such services. The Manager was not reimbursed for any expenses during 2006 in connection with the Administration Agreement. As a result of the Management Internalization, all fees payable by Pembina pursuant to the Administration Agreement were eliminated effective June 30, 2006 and the Manager delegated all of its duties under the Administration Agreement to Pembina. Prior to the Management Internalization, the Manager was owned by the executive officers of Pembina. See " - Management Internalization" below.

Management Internalization

On June 30, 2006, the Fund, through Pembina, completed the Management Internalization by acquiring all of the issued and outstanding shares of the Manager pursuant to a share purchase agreement dated June 30, 2006 between Pembina and the shareholders of the Manager (the "**Internalization Agreement**"). Prior to the Management Internalization, the Manager's shares were held by executive officers of Pembina. The consideration paid by Pembina for the shares of the Manager consisted of an initial purchase price of $6.0 million in cash payable at closing and a contingent deferred payment. The contingent deferred payment amount, payable in 2009, is linked to future growth in "cumulative distributable cash per Trust Unit" (as defined in the Internalization Agreement). If the future cumulative distributable cash per Trust Unit in the period from January 1, 2006 to December 31, 2008 does not exceed $3.42 per Trust Unit ($1.14 per Trust Unit per year, on average), the contingent deferred payment amount is zero. Every approximate 10 cent per Trust Unit increase in cumulative distributable cash over $3.42 per Trust Unit results in a $1 million increase in the contingent deferred payment amount to a maximum of $15 million. The purchase price will also be adjusted by the distributed cash on notional Trust Units issued under the agreement from January 1, 2006 to December 31, 2008 and the change in the value of the Trust Units from the weighted average price of the Trust Units for the 20 trading days prior to June 30, 2006 of $15.87. As at December 31, 2006, based on certain assumptions, the Fund estimates the amount of such contingent deferred payment to be approximately $2.2 million. The actual amount of such payment may be greater than or less than this amount. See Note 3 to the Fund's audited consolidated financial statements for the year ended December 31, 2006.

Pursuant to the Internalization Agreement, if a "change of control" of the Fund (as defined in the Internalization Agreement) occurs prior to the final payment date for the contingent deferred payment, which is to occur in 2009, the balance of the purchase price payable to the former shareholders of the Manager shall become immediately payable based upon the best available estimates of the Fund's cumulative distributable cash per Trust Unit for the period from January 1, 2006 to December 31, 2008, rather than actual results. Such determination shall be made by a financial advisor and the resulting payments shall be made as soon as practicable and in any event within 90 days of the change of control. Furthermore, if a third party publicly announces that it has made or intends to make an unsolicited take-over bid or other similar transaction which might reasonably be expected to result in a "change of control", and it is reasonably expected that the balance of the contingent deferred payment purchase price will exceed $2,000,000, Pembina shall promptly after such announcement pay $2,000,000 in the aggregate to the former shareholders of the Manager, in their proportionate amounts, on account of Pembina's obligation to pay the balance of the purchase price on the final payment date or upon the change of control occurring as contemplated above.

For a further description of such arrangements, please refer to the Internalization Agreement, a copy of which was filed as a "Material document" on June 30, 2006 on the Fund's SEDAR profile at www.sedar.com.

As a result of the Management Internalization, all fees payable by the Fund to the Manager under the Administration Agreement and the Management Agreement were eliminated effective June 30, 2006. In connection with the Management Internalization, the Manager delegated all of its duties under the Management Agreement and the Administration Agreement to Pembina. Pembina's executive officers have entered into new employment contracts with Pembina and will continue to perform the services previously performed by the Manager. See " - Executive Employment Agreements" above.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of the directors and executive officers of Pembina, none of (i) the current or former directors, executive officers or employees of Pembina, or (ii) any individual who is, or at any time during the year ended December 31, 2006 was, a director or executive officer of Pembina or subsidiaries of the Fund, (iii) any proposed director of Pembina, or (iv) any associate of any of the foregoing; has been indebted to the Fund or any of its subsidiaries at any time since January 1, 2006, in respect of any indebtedness that is required to be disclosed under National Instrument 51-102 - *Continuous Disclosure Obligations.*

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Pembina, none of the directors, proposed directors or executive officers of Pembina, or any associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction with the Fund or its subsidiaries since January 1, 2006 or in any proposed transaction that would has materially affected or would materially affect the Fund or its subsidiaries, except as described elsewhere in this Information Circular.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of Pembina, none of the directors, proposed directors or executive officers of Pembina or anyone who has held such offices since January 1, 2006, or any affiliate or associate of any of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as otherwise disclosed herein.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of Pembina, which is responsible for the governance of the Fund, together with Pembina's senior management, consider good corporate governance to be central to the effective operation of the Fund and are committed to maintaining a high standard of corporate governance. The Board as a whole is responsible for developing the Fund's approach to corporate governance and has recently adopted corporate governance guidelines ("**Corporate Governance Guidelines**") that set out the responsibilities of the Board, the structure of the Board, the responsibilities of directors and other matters related to Board operations.

During the past year the Board of Pembina devoted significant attention and resources to reviewing the Fund's corporate governance practices and ensuring that Pembina's system of corporate governance would meet or exceed applicable legal and stock exchange requirements. Of particular note, the Board recently adopted its new Corporate Governance Guidelines and updated its Board Mandate and terms of reference for directors. In addition the Board adopted a number of new or updated policies, including policies related to disclosure, stakeholder communication, insider trading, workplace conduct, privacy, health, safety and environment and a whistleblower policy, to assist the Corporation in maintaining a high standard of corporate governance. With input from the relevant committees, the Board also revised the charters of all of its committees including the Audit Committee, the Human Resources and Compensation Committee (the "**HRC Committee**") and the Health, Safety and Environment Committee (the "**HSE Committee**").

Set forth below is a description of certain corporate governance practices of the Fund, as required by National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("**NI 58-101**"), adopted by the Canadian Securities Administrators which replaces the previous disclosure required under the TSX Corporate Governance Guidelines. Unitholders are also directed to the Fund's Annual Report for the year ended December 31, 2006, which contains an additional overview of the Fund's corporate governance procedures and a description of the composition, mandates and activities of the committees of the Board.

Overview

The Board of Pembina is responsible for overseeing the governance of the Fund and to supervise the activities and operations of management. The Fund's corporate governance practices are designed with a view to ensuring that the business and affairs of the Fund and its subsidiaries are effectively managed in the interests of the Unitholders, to enhance and preserve the long-term value of the Fund and the cash to be distributed by the Fund's operating subsidiaries to the Fund and by the Fund to its Unitholders, to ensure that the Fund and Pembina meet their obligations on an on-going basis, and to ensure that Pembina operates in a reliable and safe manner. The Board has approved the Corporate Governance Guidelines that set out the duties and expectations of the Board and its committees and management of the Fund and its subsidiaries.

Board of Directors

National Policy 58-201 - *Corporate Governance Guidelines* ("**NP 58-201**"), adopted by the Canadian Securities Administrators, recommends that boards of directors of reporting issuers be composed of a majority of independent directors. Pembina's Board is composed of a majority of independent directors.

Pursuant to Pembina's Corporate Governance Guidelines the Board is responsible for assessing director independence. The Board has assessed the independence of each director in accordance with NI 58-101, its Corporate Governance Guidelines and Multilateral Instrument 52-110 - *Audit Committees* ("**MI 52-110**"). Following this assessment the Board concluded that seven of eight current directors (being David A. Bissett, Allan L. Edgeworth, Randall J. Findlay, Lorne B. Gordon, Myron F. Kanik, David N. Kitchen and Robert F. Taylor) are independent. The sole director of Pembina who is not independent is Robert B. Michaleski, who is the President and Chief Executive Officer of Pembina. For more information on each of the members of the Board, including details with respect to meeting attendance, see "Matters to be Acted Upon at the Meeting – Election of Directors of Pembina Pipeline Corporation".

The independent directors meet separately from management (and therefore, the sole non-independent director) at each Board meeting and in addition as they deem necessary. Since January 1, 2006, the independent directors met without management and the non-independent director six times.

With a view to facilitating regular open and candid discussion among independent directors, the new corporate governance practices implemented by the Board provide for an in camera session of the independent directors without management present to be held in conjunction with each meeting of the Board. This is intended to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management.

Mr. Lorne B. Gordon, the Chair of the Board, is an independent director. The Chair of the Board is appointed as Chair by the directors each year for a one year term. The Chair is expected to provide leadership to the Board to foster effective, ethical and responsible decision-making by the directors. The Chair generally oversees Board direction and administration, ensuring that the Board works as a cohesive team and builds a strong governance culture. The Chair works with other directors and management to monitor progress on strategic planning and implementation. The Chair annually reviews the effectiveness of each director, with the input of all directors.

Pembina and the Board of Directors recognize the significant commitment involved in being a member of the Board of Directors. Accordingly, the Corporate Governance Guidelines require directors to notify the Board Chair prior to serving on the board of directors of another publicly traded company. In addition the Board has established certain limitations including that, generally, directors may not serve on the Board of more than four other publicly traded companies, members of the Audit Committee may not serve on the audit committee of more than two other publicly traded companies and there can be no more than two instances where two directors also serve together on the Board of another company. The Board of Directors is responsible for evaluating whether continued membership of the Board of Directors is appropriate and may consider exceptions to the limitations in certain circumstances.

Currently, certain directors or Pembina serve on the boards of directors of other public companies: see "Matters to be Acted Upon at the Meeting - Election of Directors of Pembina Pipeline Corporation". With the exception of Mr. Allan Edgeworth and Mr. Myron Kanik, who are both directors of AltaGas Income Trust, none of the directors serve together on the board of any other publicly traded entity.

In the 2006 fiscal year, the Board of Directors and its committees held the following number of meetings:

	Year ended December 31, 2006
Board of Directors	6
Audit Committee	5
Human Resources and Compensation Committee	5
Health, Safety and Environment Committee	2

The attendance of the directors at such meetings for fiscal 2006 is contained in the information regarding each nominee for election as a director of Pembina under "Matters to be Acted Upon at the Meeting – Election of Directors of Pembina Pipeline Corporation" above.

Board Mandate

The Board of Directors sees its principal role as stewardship of Pembina and the Fund and its fundamental objective as the creation of Unitholder value, including the protection and enhancement of the value of the Fund's assets. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, and officers of Pembina, all as more particularly described in the Board Mandate adopted by the Board of Directors.

The Board Mandate of Pembina is attached as Schedule "A".

Committees

The Board has established three standing committees to facilitate the carrying out of its duties and responsibilities and meet applicable statutory and policy requirements. In 2006, the Board reviewed the composition of its committees following the addition of Mr. Allan Edgeworth to the Board and reconstituted the committees effective July 1, 2006. In connection with the implementation of its new Corporate Governance Guidelines in the first quarter of 2007, Pembina reviewed the composition of its committees and determined such composition of the committees was sufficient. The committees are currently comprised of the following directors:

Audit Committee	Human Resources and Compensation Committee	Health, Safety and Environment Committee
Robert F. Taylor (Chair)	Myron F. Kanik (Chair)	David N. Kitchen (Chair)
Allan L. Edgeworth	David A. Bissett	Allan L. Edgeworth
David N. Kitchen	Lorne B. Gordon	David A. Bissett

The Board of Directors does not have an executive committee.

Audit Committee

The Audit Committee is composed of three directors, all of whom are independent and financially literate for purposes of MI 52-110. The responsibilities, power and operation of the Audit Committee are set out in the Audit Committee Charter. At a minimum, the Audit Committee meets quarterly, both with management and the auditors, as well as separately with the auditors. The Audit Committee Charter and other information about the Audit Committee's operations will be contained in the Fund's Annual Information Form for the year ended December 31, 2006 that will be available prior to March 31, 2007 on the Fund's SEDAR profile at www.sedar.com.

Human Resources and Compensation Committee

The HRC Committee is comprised of three directors, all of whom are independent. The responsibilities, powers and operation of the HRC Committee are set out in the committee charter, a copy of which is available on the Fund's website at www.pembina.com.

The HRC Committee has been delegated certain responsibilities relating to Board composition, education, evaluation and compensation, the evaluation and compensation of the Chief Executive Officer ("**CEO**") and other executive officers and the compensation of other employees of Pembina on a collective basis. The HRC Committee also prepares reports, if and when required, for inclusion in the Fund's disclosure documents.

With respect to its responsibilities regarding the oversight of compensation programs, the HRC Committee makes recommendations to the Board as to the general compensation philosophy of Pembina and oversees the development and administration of compensation programs. The HRC Committee considers and recommends to the Board annual compensation budgets, benefit plans, retirement and savings plans, bonuses and incentive plans and, subject to Unitholder approval, all new equity-based compensation plans, assesses the appropriateness and effectiveness of such plans on an ongoing basis and ensures that all compensation plans and benefit programs are administered in accordance with applicable laws, stock exchange policies and stated compensation objectives.

The HRC Committee is also responsible for periodically reviewing and making recommendations to the Board regarding director compensation including annual retainer and meeting fees for non-management directors to ensure that the compensation of directors realistically reflects the responsibilities and risks involved in being an effective director. The terms and any awards of equity compensation are proposed by the HRC Committee.

The HRC Committee also performs a number of functions related to executive performance and compensation. This includes periodically reviewing Pembina's compensation strategy to ensure management is rewarded appropriately and that the executive compensation program relates to the Fund's financial performance, share return and individual performance. The HRC Committee reviews the criteria for establishing corporate objectives and executive performance targets. The HRC Committee will periodically conduct a thorough competitive evaluation and may consult an independent executive compensation consulting firm for assistance. Annually the HRC Committee assesses the CEO's performance and reviews, reports on and recommends to the Board for approval the individual elements of total compensation for the CEO and executives.

The HRC Committee also has responsibilities related to Board composition, the director nomination process and Board evaluation and education processes which are described below under the headings "Director Orientation and Continuing Education", "Nomination of Directors" and "Board Assessment".

Further information regarding the activities and recommendations of the HRC Committee is described under "Executive Compensation" elsewhere in this Information Circular.

During 2006, Mercer Human Resource Consulting ("**Mercer**") provided counsel to the HRC Committee and to the Board of Directors regarding executive compensation matters including but not limited to pay philosophy and design, market competitive fixed and variable pay levels and selection of appropriate benchmark peer groups for each of pay levels and performance measurement. In addition, Mercer provided counsel to the HRC Committee, the Audit Committee, and the Board regarding pension matters including but not limited to valuation of the pension liability and funding requirements, governance and plan design.

Health, Safety and Environment Committee

The HSE Committee is comprised of three directors, each of whom is independent. The HSE Committee is the committee to which the Board has delegated certain responsibilities relating to environmental, health and safety matters regarding Pembina's operations. The HSE Committee also prepares reports, if and when required, for inclusion in the Fund's disclosure documents.

The objectives of the HSE Committee are to assist the Board in fulfilling its oversight responsibilities (especially for accountability) in respect of development, implementation and monitoring of Pembina's health, safety and environment policies.

Position Descriptions

Board and Committee Chairs

The Board Chair reports to the Board and Unitholders and provides leadership to the Board in matters relating to the effective execution of Board responsibilities, and works with the CEO to ensure that Pembina fulfills its responsibilities to stakeholders including Unitholders, employees, partners, governments and the public. The Board Chair is chosen by the Board from among its independent directors. The Chair of each committee reports to the Board and provides leadership in the effective execution of all committee responsibilities. Each committee selects its own Chair from among their number. The Board of Directors has developed position descriptions for the Board Chair and a position description for Committee Chairs which generally applies to the Chair of each committee of the Board of Directors.

Chief Executive Officer

The CEO's prime responsibility is to lead Pembina while the Board is responsible for the overall stewardship of Pembina. The CEO is responsible for executive leadership and operational management. The Board of Directors has developed specific position descriptions for the CEO, as well as for the Chief Financial Officer and Corporate Secretary.

Director Orientation and Continuing Education

Each new director of the Board is provided with a director's manual, which is updated on a regular basis. New Board members are expected to review and become familiar with its contents. The director's manual contains the Corporate Governance Guidelines, Board Mandate, Committee Charters, Director Terms of Reference, a position description for each of the Board Chair, Committee Chairs, the CEO, the Chief Financial Officer and the Corporate Secretary, key corporate policies and other relevant corporate and Board information. In addition, Pembina conducts orientation sessions with new directors to review Pembina's business, expectations of directors, current issues and opportunities, and corporate goals and objectives.

Pembina also provides directors with continuous opportunities to increase their knowledge and understanding of Pembina's business. Briefings on strategic issues are conducted annually, and typically include reviews of the competitive environment, the Fund's performance relative to its peers, and any other developments that could materially affect Pembina's business. In addition, the Board is briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance. As part of the continuous education process

Pembina also periodically brings in external consultants with expertise in particular areas to present updates on general industry trends or other topics of interest and relevance to the directors in fulfilling their responsibilities.

Ethical Business Conduct

The Board of Directors approved a Code of Ethics in 2005. Every director, officer and employee of Pembina is required to sign an acknowledgement that they have read and fully understand the Code of Ethics and will review any updates to the Code of Ethics and related policies. Directors, officers and employees are encouraged to report any violations of the Code of Ethics to the appropriate persons, and any violation of the Code of Ethics can result in disciplinary action, including dismissal.

The Code of Ethics sets out in detail the purpose, scope and application of the Code of Ethics and outlines general principles by which Pembina is governed and addresses topics such as: conflicts of interest; compliance with laws; health, safety and environment matters; integrity of financial information; privacy and personal information; confidentiality; protection and proper use of the Fund's assets, gifts and entertainment; workplace environment and relationships; accuracy of records and reporting responsibilities and procedures. The Code of Ethics is available on the Fund's website at www.pembina.com and has been filed on and is accessible through SEDAR at www.sedar.com.

The Board is responsible for compliance with the Code of Ethics. Any waiver of the Code of Ethics for executive officers or directors can only be made by the Board. Since implementation of the Code of Ethics no waivers have been granted and no material change reports have been filed in relation to any director or executive officer.

Any potential transactions or agreements in respect of which a director or executive officer had a material interest, would need to be considered and approved by the Board. No such transactions have occurred in the past year. Any director with a potential conflict of interest on a matter being considered by the Board must disclose their interest, leave the meeting if requested and refrain from voting on any matter related to the potential conflict.

Whistleblower Policy

The Board of Directors and the Audit Committee have also established a Whistleblower Policy to encourage employees, officers and directors and other stakeholders to raise concerns regarding Pembina's business practices (including accounting, internal controls or auditing matters) on a confidential basis free from discrimination, retaliation or harassment. A copy of the Whistleblower Policy is available on the Fund's website at www.pembina.com. In accordance with Pembina's Corporate Governance Guidelines any person who has a concern about the Pembina's governance, corporate conduct, business ethics or financial practices can communicate the concern to the Board. Concerns may be submitted in writing, in accordance with the Whistleblower Policy. Matters related to financial statement disclosure, accounting, internal accounting controls or auditing matters will be referred to the Board Chair and the Chair of the Audit Committee. If communications from stakeholders are made to the Board Chair or other individual directors, the other directors will consult with the Board Chair, and the Board Chair will inform and consult with management to determine an appropriate response.

Nomination of Directors

The Board has, through an ongoing consultative process, regularly evaluated the competencies and skills of its members and potential nominees in light of the competencies and skills the Board considers are necessary for the entire Board to possess to facilitate effective decision making and fulfill the Board Mandate.

The Board as a whole, in consultation with the Board Chair, is responsible on an ongoing basis for, among other things, review and evaluation of the CEO and other directors, identifying and proposing new qualified nominees to the Board of Directors and considering, in the context of the competencies and skills necessary for the Board, as a whole, the competency and skills the new nominee would bring to the Board. The Board as a whole will also consider whether new nominees can devote sufficient time and resources to their duties as a director.

Board Assessments

The Board, as a whole, has regularly reviewed and assessed its size and composition to ensure there is an adequate number of directors with the appropriate expertise and skills and sufficiently diverse opinions to effectively fulfill its mandate. As a result of that analysis last year, the Board decided to add an additional member to the Board whose expertise was complimentary to the experience of the existing Board members, and Mr. Allan Edgeworth was added to the Board effective July 1, 2006. In March 2007, the Board also determined that it was appropriate to add Mr. Randall Findlay to the Board.

As part of its mandate the Compensation Committee will undertake assessments annually of the Board, its committees and individual directors. The Compensation Committee will be responsible to propose to the Board criteria and an evaluation process to assess the effectiveness of the Board as a whole, each Committee and the contribution of individual directors, and make appropriate recommendations to the Board.

ADDITIONAL INFORMATION

The Fund regularly files quarterly and annual financial statements, as well as material change reports, management's discussion and analysis ("**MD&A**") and other important information with the securities commissions or similar authorities in each of the provinces of Canada. Financial information of the Fund is contained in the audited and consolidated comparative financial statements and MD&A of the Fund for the year ended December 31, 2006, which are included in the 2006 Annual Report of the Fund provided to Unitholders who have requested such materials with this Information Circular. Copies of such documents are available on the internet on the Fund's SEDAR profile at www.sedar.com or may be obtained on request and without charge from the Secretary of Pembina, 2000, 700 – 9th Avenue S.W. Calgary, Alberta, T2P 3V4, Telephone (403) 231-7500.

OTHER MATTERS

As of the date of this Information Circular, none of the directors or executive officers of Pembina knows of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

SCHEDULE "A"

MANDATE OF THE BOARD OF DIRECTORS OF PEMBINA PIPELINE CORPORATION

I. GENERAL

The Board of Directors (the "Board") has the responsibility to supervise the management of the business and affairs of Pembina Pipeline Income Fund (the "Fund"), Pembina Pipeline Corporation (the "Company") and all entities controlled by either of them (collectively "Pembina") in the best interests of the holders of Fund units (the "Unitholders"). A fundamental objective of the Board is to enhance and preserve the amount of cash to be distributed to the Company's sole shareholder, the Fund, to enhance and preserve long-term value to the Fund, to ensure that Pembina meets its obligations on an ongoing basis and to ensure that Pembina operates in a reliable and safe manner. In performing its functions, the Board will, when required by law, consider the legitimate interests of its other stakeholders (such as employees, shippers and communities).

The Board has responsibility for managing its own affairs and the stewardship of Pembina, including constituting committees of the Board and determining director compensation. The Board will oversee the systems of corporate governance and financial reporting and controls to ensure that the Fund reports adequate and fair financial information to Unitholders and engages in ethical and legal conduct. The Board will appoint the officers of the Company in accordance with the by-laws.

II. CONSTITUTION

The Board is to consist of a minimum of five and a maximum of nine directors. A majority of the Board shall be composed of directors who are independent of the Fund and the Company, and who are free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of Pembina, other than interests and relationships arising from holding the Fund's securities. The Board shall propose the slate of directors to be put before the Annual Meeting of Unitholders of the Fund.

III. BOARD CHAIR

The Board will appoint a chair (the "Board Chair"), who, if possible and if in the best interests of Pembina, will be a person other than an officer or employee of the Company. The Board Chair reports to the Board and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities, and works with the Chief Executive Officer (the "CEO") to ensure that the Company fulfills its responsibilities to stakeholders including Unitholders, employees, partners, governments and the public. The Board has approved and will periodically review the position description for the Board Chair.

IV. COMMITTEES OF THE BOARD

The Board will carry out its mandate directly and through the following committees of the Board (and such other committees as it appoints from time to time):

(a) Audit Committee;

(b) Human Resources and Compensation Committee; and

(c) Health, Safety and Environment Committee.

Each committee will function according to a written charter, approved by the Board. The Board will review and assess the adequacy of the committee charters on an annual basis.

V. MATTERS REQUIRING BOARD APPROVAL

Certain responsibilities of the Board are sufficiently important to warrant the attention of the full Board and, accordingly, are not delegated or are only delegated in a qualified or partial manner, including:

(a) submitting to Unitholders any matter requiring their approval;

(b) filling vacancies among the directors or appointing additional directors;

(c) approving borrowing and hedging;

(d) authorizing the Fund or Pembina to issue debt or equity securities, declare distributions or dividends, or purchasing the Fund's units or the Company's own shares;

(e) approving prospectuses, if any;

(f) approving continuous disclosure documents which are "core" documents including annual and interim financial statements, the related management's discussion and analysis and press releases related thereto, the annual information form, and management information circulars;

(g) adopting, amending or repealing by-laws;

(h) establishing a process to adequately provide for management succession and, from time to time, reviewing succession plans;

(i) maintaining an understanding of the boundaries between the respective responsibilities of the Board and management and establish limits on the authority delegated to management;

(j) directing management to implement systems that are designed to ensure that Pembina operates within applicable laws and regulations, and to the highest ethical and moral standards;

(k) satisfying itself as to the business and professional integrity of the CEO and other senior executives, as well as the CEO's leadership in the creation of a culture of integrity throughout the Company; and

(l) with the assistance of reports and/or recommendations of the Human Resources and Compensation Committee:

    (i) appointing and approving the remuneration of the CEO and other senior executives comprising the senior management team, and provide them with advice and counsel in the execution of their duties;

    (ii) monitoring and evaluating the performance of the CEO and other senior executives;

    (iii) approving employment agreements, severance arrangements and change in control agreements and provisions relating to senior executives; and

    (iv) approving adoption of equity compensation plans, stock option grants and short-term and long-term incentive plan criteria, targets and awards.

VI. STRATEGIC PLANNING

The Board has the responsibility to ensure there are long-term operational and financial goals and a strategic planning process in place for Pembina and to participate with management in developing and approving the strategy by which it proposes to achieve these goals. The Board will:

(a) adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis; and

(b) monitor performance against the strategic plan.

VII. RISK MANAGEMENT

The Board has the responsibility to understand the principal risks of the business in which Pembina is engaged and ensure that Pembina achieves a proper balance between risks incurred and the potential return to the Fund and its Unitholders.

The Board must also ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of Pembina. The Board will:

(a) confirm that a management system is in place to identify the principal risks to Pembina and its business and that appropriate procedures are in place to monitor and mitigate those risks;

(b) review insurance coverages annually;

(c) confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters; and

(d) confirm that processes are in place to comply with the declaration of trust governing the Fund and the Company's by-laws, Code of Ethics, and all other significant policies and procedures.

VIII. FINANCIAL REPORTING AND MANAGEMENT

The Board will, with the assistance of reports and/or recommendations of the Audit Committee:

(a) approve financial statements and review and oversee compliance with applicable audit, accounting and financial reporting requirements;

(b) approve annual operating and capital budgets;

(c) approve cash management plans and strategies and all activities relating to cash accounts and cash investment portfolios, including the establishment and maintenance of bank, investment and brokerage accounts;

(d) confirm that the Company has a system in place for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

(e) approve significant changes in accounting practices or policies.

IX. DIRECTOR COMPENSATION

The Board members should be compensated in a form and amount that is appropriate and which is customary for comparative organizations, having regard to such matters as time commitment, responsibility and trends in director compensation. The Board, based upon recommendations of the Human Resources and Compensation Committee, will periodically review the adequacy and form of directors' compensation, including compensation of the Board Chair and committee chairs, to ensure that it is competitive with companies that are similarly situated and realistically reflects the responsibilities and risks involved in being a director. Management directors will not receive additional compensation for Board service.

To more closely align the interests of directors and the Unitholders, the directors will be eligible to participate in Pembina's Long Term Incentive Plan (LTIP) and to receive options to purchase Units.

X. TERM LIMITS FOR DIRECTORS

The Board has determined that fixed term limits for directors should not be established. The Board is of the view that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, increased insight into the Company and who, therefore, can be expected to provide an increasing contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board membership to provide ongoing input of fresh ideas and views and annually considers changes to the composition of the Board.

XI. RETIREMENT AGE FOR DIRECTORS

Unless otherwise determined by the Board, no person will be nominated by management for appointment or election as a director once that person has reached 70 years of age.

XII. BOARD AND COMMITTEE EVALUATION

The Board Chair will undertake an annual assessment of the overall performance and effectiveness of the Board. The Chairman will report on such assessments to the Board. The Board will be responsible for establishing the evaluation criteria and implementing the process for such evaluations. Each director will complete a board effectiveness questionnaire assessing:

(a) the Board's performance in specified categories such as fiduciary oversight, Board governance and process, strategic planning and business decisions, and financial matters; and

(b) the performance of each committee of the Board in light of such committee's mandate.

The Board will, after receiving the oral or written report of the Board Chair, meet to discuss the results. The objective of the assessments is to ensure the continued effectiveness of the Board as a whole, each committee, and each individual Board member (including the Board Chair), in the execution of their responsibilities and to contribute to a process of continuing improvement.

XIII. SELECTION OF NEW DIRECTOR CANDIDATES

The Board will recommend a slate of directors to stand for election at the annual meeting of Unitholders. Prior to appointing or recommending to the Unitholders that the Unitholders elect a new nominee to the Board, the Board will consider the competencies and skills necessary for the Board, as a whole, the competencies and skills of each existing director, and the competencies and skills the new nominee will bring to the boardroom. The Board will also consider the appropriate size of the Board, with a view to facilitating effective decision-making.

Directors are encouraged to identify potential candidates. The Board Chair and the CEO will be consulted and have input into the process. An invitation to stand as a nominee for election to the Board will be made to a candidate by the Board through the Board Chair or the Board Chair's delegate. The Board may, between annual meetings of Unitholders, appoint nominees to the Board to fill any vacancies or otherwise in accordance with the Company's articles.

XIV. DIRECTOR QUALIFICATION STANDARDS

The Board's objective is to select individuals with education, experience and skills necessary to assist management in the operation of the business. Because the experiences and advice of those businesses facing similar issues is of particular value, current and former senior officers of other major corporations are desirable nominees.

In selecting an individual to become a director, the Board will consider education, business, governmental and civic experience, communication and interpersonal skills, the diversity of the existing board and the background of the potential candidate, as well as any other matters which are relevant to the Board's objectives.

This review will take into account the desirability of maintaining a reasonable diversity of personal characteristics such as age, gender, geographic residence and origin. However, all directors should possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of the Unitholders. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment, outstanding ability in their individual fields of expertise and a willingness to devote necessary time to Board matters.

XV. ORIENTATION AND ONGOING EDUCATION

The Board has developed a director orientation and ongoing education plan to ensure that directors have the requisite skills, knowledge and understanding to fulfill their duties as directors. A director's manual, which is updated on a regular basis, is provided to new Board members who are expected to review and become familiar with its contents. The Board is briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance.

The Company also provides directors with opportunities to increase their knowledge and understanding of the Company's business. Briefings on strategic issues are conducted annually, and typically include reviews of the competitive environment, the Fund's and the Company's performance relative to peers, and any other developments that could materially affect the Company's business. Such briefings are typically supplemented by participation by third party consultants, such as financial advisors, pension experts and outside legal counsel.

XVI. BOARD OPERATIONS

A. Number of Board Meetings

The Board shall meet quarterly, or more frequently as needed for the directors to diligently discharge their responsibilities.

B. Participation on Committees

All members of the Audit Committee and all members of the Human Resources and Compensation Committee must be independent. The majority of the members of other committees must be independent directors. The Board will endeavour to limit a director's participation to two committees in order to enable the director to give proper attention to each committee, as well as to the Board.

C. Conduct of Meetings

Board and committee meetings shall be conducted in a manner which ensures open communication, meaningful participation and timely resolution of issues.

D. Agenda for Board and Committee Meetings

The Board Chair and the CEO shall propose an agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. The chair of each committee of the Board in consultation with committee members and appropriate members of management shall develop agendas for committee meetings.

E. Materials Distributed in Advance of Meetings

Meeting materials will be distributed to members of the Board before each Board meeting, in sufficient time to ensure adequate opportunity for review. Under some circumstances, due to the confidential nature of matters to be discussed at the meeting, it may not be prudent or appropriate to distribute materials in advance.

F. Non-Directors at Board Meetings

The Board believes there is value in having certain members of senior management attend each Board meeting to provide information and opinion to assist the directors in their deliberations. Attendance by senior management will be determined by the CEO with the concurrence of the Board Chair. Management attendees will be excused for any agenda items that are reserved for discussion among directors only.

G. In-Camera Sessions

The independent directors will hold in-camera sessions in conjunction with every regular meeting of the Board, at which non-independent directors and members of management are not in attendance.

H. Code of Ethics

The Board has adopted a Code of Ethics that governs the behaviour of directors, officers and employees working for the Company, and has established procedures for monitoring compliance. The Board must approve any waivers and ensure disclosure of any waivers as required by applicable law or regulation.

I. Stakeholder Communication

The Board will:

(a) confirm that management has established a system for effective corporate communications including disclosure controls and processes for consistent, transparent, regular and timely public disclosure;

(b) approve the adoption of a disclosure policy relating to, among other matters, the confidentiality of the Company's business information and the timely reporting of developments that have a significant and material impact on the value of the Company.

XVII. CORPORATE GOVERNANCE

The Board as a whole is responsible for developing the Company's approach to corporate governance and has adopted Corporate Governance Guidelines that set out the responsibilities of the Board, the structure of the Board, the responsibilities of directors, and Board operations.

The Board will:

(a) establish an appropriate system of corporate governance including practices to permit the Board to function independently of management;

(b) establish committees and approve their respective charters and the limits of authority delegated to each committee;

(c) determine Board member qualifications;

(d) establish written Terms of Reference for directors, that describe and communicate performance expectations of a director and provide a benchmark for developing an approach to individual director assessment and evaluation;

(e) establish appropriate processes for the regular evaluation of the effectiveness of individual directors, each committee, and the Board as a whole;

(f) review on an annual basis whether any two or more directors serve together on the board of another publicly-traded entity and whether the composition of the Board needs to be changed to eliminate these interlocks;

(g) ensure that adequate orientation programs are in place for new directors and that all directors have access to continuing education programs to maintain and enhance their skills and abilities as directors;

(h) approve the nomination of directors, giving consideration to the competencies and skills each new nominee will bring to the boardroom relative to the competencies and skills of existing directors and of the board as a whole;

(i) review the adequacy and form of directors' compensation, including compensation to committee chairs, to ensure that it is competitive with companies that are similarly situated and realistically reflects the responsibilities and risks involved in being a director;

(j) arrange for independent directors to hold regular in-camera sessions, at which non-independent directors and members of management are not in attendance; and

(k) establish a minimum attendance expectation for directors in respect of Board and committee meetings, keeping in mind the principle that the Board believes that all directors should attend all meetings of the Board and each committee on which he or she sits.

XVIII. CODE OF BUSINESS CONDUCT AND ETHICS

The Board will:

(a) adopt a Code of Ethics;

(b) establish procedures for monitoring compliance; and

(c) approve any waivers and ensure disclosure of any waivers, as required by applicable law or regulation.

XIX. BOARD MEETINGS

The Board will meet as frequently as needed for the directors to diligently discharge their responsibilities. Notice of each meeting will be given to each member. The notice will:

(a) be in writing (which may be communicated by fax or email);

(b) be accompanied by an agenda that states the nature of the business to be transacted at the meeting in reasonable detail;

(c) to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

(d) be given at least 48 hours preceding the time stipulated for the meeting, unless notice is waived by the Board members.

A quorum for a meeting of the Board is a majority of the members present in person or by telephone or such greater number of directors as the Board may from time to time determine.

The powers of the Board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the Board. At all meetings of the Board, every question shall be decided by a majority of the votes cast on the question. Resolutions in writing may be signed in counterparts.

If the Board Chair is not present at a meeting of the Board, the CEO will act as Chair. If the CEO is not present, a Chair will be selected from among the members present. The director who also holds the office of President will have a second or deciding vote in the event of an equality of votes.

The Board may invite others to attend any part of any meeting as it deems appropriate. This includes members of management, any employee, the Company's legal counsel, external auditors and consultants.

In conjunction with each Board meeting, the independent directors will hold an in-camera session, at which non-independent directors and members of management are not in attendance.

Minutes will be kept of all meetings of the Board. The minutes will include copies of all resolutions passed at each meeting, will be maintained with the Company's records, and will be available for review by members of the Board and the external auditor.



Pembina Pipeline Income Fund
c/o Pembina Pipeline Corporation
2000, 700 - 9th Avenue S.W.
Calgary, Alberta
T2P 3V4

Phone: (403) 231-7500
Fax: (403) 237-0254

PEMBINA PIPELINE INCOME FUND

File No. 82-34997

FORM OF PROXY

FOR THE ANNUAL GENERAL MEETING OF UNITHOLDERS TO BE HELD ON APRIL 27, 2007

The undersigned unitholder of PEMBINA PIPELINE INCOME FUND (the "**Fund**") hereby appoints Mr. Robert B. Michaleski, the President and Chief Executive Officer of Pembina Pipeline Corporation, or failing him, Mr. D. James Watkinson, Q.C., the Vice President, General Counsel and Secretary of Pembina Pipeline Corporation, or instead of either of the foregoing ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned in respect of all matters that may come before the annual general meeting of the unitholders of the Fund to be held on April 27, 2007, including any adjournment thereof (the "**Meeting**"), to the same extent and with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder's discretion except as otherwise specified below:

Without limiting the general powers hereby conferred, the undersigned hereby directs the proxyholder to vote the Trust Units of the Fund represented by this Form of Proxy in the following manner:

1. **FOR** ____ or **WITHHOLD FROM VOTING** ____ the nomination as directors of Pembina Pipeline Corporation of the nominees described in the accompanying Information Circular.

2. **FOR** ____ or **WITHHOLD FROM VOTING** ____ the appointment of KPMG LLP, Chartered Accountants, as auditors of the Fund and Pembina Pipeline Corporation.

The directors and management of Pembina Pipeline Corporation recommend that unitholders vote FOR the above matters.

This proxy is solicited by management of Pembina Pipeline Corporation on behalf of the Fund. The Trust Units represented by this Form of Proxy will be voted, where the unitholder has given a choice above, as directed or, if no direction is given, FOR such proposal. The person or persons appointed under this Form of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in this Form of Proxy and the accompanying Notice of Meeting and Information Circular and with respect to any other matters which may be properly brought before the Meeting. This Form of Proxy should be read in conjunction with the accompanying Notice of Meeting and Information Circular.

The undersigned hereby revokes any prior proxies.

DATED this ____ day of ________________, 2007

____
Signature of Unitholder

____
Name of Unitholder
(Please Print)

NOTES:

1. **A unitholder has the right to appoint a person, who does not have to be a unitholder, to attend and act on his or her behalf at the Meeting other than the persons designated in this Form of Proxy. This right may be exercised by inserting that other person's name in the blank space provided for that purpose and striking out the other names or by completing another proper Form of Proxy and, in either case, by delivering the completed Form of Proxy to the Fund as indicated below.**

2. This Form of Proxy must be dated and executed by the unitholder (using exactly the same name in which the Trust Units are held) or by his attorney authorized in writing or, if the unitholder is a body corporate, by a duly authorized officer or attorney thereof. A copy of any such authorization should accompany this Form of Proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If this Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the Fund by the unitholder.

3. In order for this Form of Proxy to be effective, it must be signed and deposited with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof.

File No. 82-34997



PEMBINA PIPELINE INCOME FUND

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2006

March 23, 2007

TABLE OF CONTENTS

GLOSSARY OF TERMS

Terms used in this Annual Information Form and not otherwise defined have the meanings set forth below:

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended from time to time;

"**Administration Agreement**" means the administration agreement between the Manager and the Fund dated September 4, 1997, as amended April 30, 1999, pursuant to which the Manager provided certain administrative services to the Fund prior to the Management Internalization. See "General Development of the Fund – Developments in 2006 – Other Matters – Management Internalization";

"**AEUB**" means the Alberta Energy and Utilities Board;

"**Alberta Pipelines**" means those pipelines servicing the conventional production in Alberta including the Peace System, the Northern System, the Drayton Valley System, the Swan Hills System, the Brazeau/Caroline System, the Miscible Flood System, the Cremona System and the Non-Operated Systems;

"**AOSPL**" means Alberta Oil Sands Pipeline Ltd.;

"**AOSPL System**" means the approximately 430 kilometre pipeline system delivering SCO from Syncrude's production facilities north of Fort McMurray, Alberta into the Edmonton, Alberta area;

"**B.C. Pipelines**" means the NEBC System and the Western System;

"**BCUC**" means the British Columbia Utilities Commission;

"**Brazeau/Caroline System**" means the approximately 250 kilometre pipeline system delivering NGLs from natural gas processing plants southwest of Edmonton, Alberta and from Caroline, Alberta to the Bonnie Glen System or to Fort Saskatchewan, Alberta;

"**Bonnie Glen System**" means the approximately 250 kilometre pipeline system and related facilities delivering crude oil and condensate from central Alberta to Edmonton, Alberta;

"**Canadian Natural**" means Canadian Natural Resources Limited;

"**Cheecham Lateral**" means the 56 kilometre lateral pipeline for the delivery of SCO from an existing pump station on the AOSPL System to a new terminalling facility located near Cheecham, Alberta;

"**condensate**" means a mixture consisting primarily of pentanes and heavier hydrocarbon liquids;

"**Convertible Debentures**" means, collectively, (i) the 7.5% convertible unsecured subordinated debentures of the Fund which, subject to prior redemption or conversion, mature on June 30, 2007, and (ii) the 7.35% convertible unsecured subordinated debentures which, subject to prior redemption or conversion, mature December 31, 2010, all of which are described in greater detail in Note 8 to the Fund's audited consolidated financial statements for the year ended December 31, 2006;

"**Cremona System**" means the approximately 340 kilometre pipeline system delivering crude oil, condensate and butane from northwest of Calgary, Alberta to either the BP Amoco Rangeland Pipeline or to Bowden, Alberta;

"**Declaration of Trust**" means the declaration of trust dated September 4, 1997, as amended April 30, 1998, as further amended and restated April 30, 1999 and as further amended April 28, 2000, as may be amended, supplemented or restated from time to time, pursuant to which the Fund was created. See "Description of the Fund and the Trust Units – Declaration of Trust" and "Material Contracts";

"**Dow Canada**" means Dow Chemical Canada Inc.;

"Drayton Valley System" means the approximately 1,250 kilometre pipeline system and related facilities delivering crude oil and condensate production to Edmonton, Alberta from the area southwest of Edmonton, Alberta;

"Exempt Plan" means a registered retirement savings plan, registered retirement income fund, registered education savings plan or deferred profit savings plan under the Tax Act;

"Extraordinary Resolution" means a resolution passed by a majority of not less than 66 2/3% of the votes cast, either in person or by proxy, at a meeting of Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 2/3% of the Trust Units entitled to be voted on such resolution;

"Floating Rate Senior Notes" means the $75 million aggregate principal amount of unsecured senior notes due 2009 and having a floating rate of interest, issued by PPC on a private placement basis in June 2004;

"Fund" means Pembina Pipeline Income Fund, an unincorporated, open-ended trust established under the laws of Alberta;

"Governance Agreement" means the agreement entered into as of October 24, 1997, as amended and restated April 30, 1999, and as further amended April 28, 2000, and as may be further amended, supplemented or restated from time to time, among the Fund, the Manager, and PPC. See "Directors and Officers – Governance Agreement";

"Horizon Pipeline" means the pipeline system proposed to be constructed by the twinning of the existing 22-inch AOSPL pipeline and construction of a new pipeline from the Horizon Project to connect with the existing AOSPL pipeline, which will be dedicated to the Horizon Project;

"Horizon Project" means Canadian Natural's Horizon Oil Sands Project located approximately 70 kilometres north of Fort McMurray, Alberta;

"Income Trust Tax Proposal" has the meaning ascribed thereto under "General Development of the Fund - Developments in 2006 – Other Matters – Federal Government Pronouncements on Income Trusts";

"Internalization Agreement" means the share purchase agreement dated June 30, 2006 among PPC and the former shareholders of the Manager pursuant to which the Management Internalization was completed. See "General Development of the Fund – Developments in 2006 – Other Matters – Management Internalization";

"Kinder Morgan Pipeline" (previously known as the Trans Mountain Pipeline) means the Kinder Morgan Pipe Line system delivering crude oil and refined products from Edmonton, Alberta to Vancouver, British Columbia;

"Management Agreement" means the agreement between PPC and the Manager dated October 24, 1997, as amended and restated July 1, 2001 and June 30, 2006, pursuant to which the Manager provided management services to PPC and the other operating subsidiaries of the Fund prior to the Management Internalization. See "General Development of the Fund – Developments in 2006 – Other Matters – Management Internalization";

"Management Internalization" has the meaning ascribed thereto under "General Development of the Fund - Developments in 2006 – Other Matters - Management Internalization";

"Manager" means Pembina Management Inc., an ABCA corporation that is owned by PPC and which, prior to the Management Internalization was owned by the executive officers of PPC and which was the administrator of the Fund pursuant to the Administration Agreement and provided management services to PPC and the other operating subsidiaries of the Fund pursuant to the Management Agreement. See "General Development of the Fund – Developments in 2006 – Other Matters – Management Internalization";

"Miscible Flood System" means the approximately 270 kilometre pipeline system delivering NGLs from Fort Saskatchewan, Alberta and Judy Creek, Alberta to miscible flood projects in northwestern Alberta;

"**NEB**" means National Energy Board;

"**NEBC System**" means the approximately 580 kilometre pipeline system delivering crude oil and condensate from northeastern British Columbia and northwestern Alberta to Taylor, British Columbia;

"**NGL System**" means, collectively, the Brazeau/Caroline System and the Miscible Flood System;

"**NGLs**" means natural gas liquids, including ethane, propane, butane and pentanes plus;

"**Non-Operated Systems**" means, collectively, the Bonnie Glen System and the Wabasca System;

"**Northern System**" means the approximately 650 kilometre pipeline system delivering crude oil from Taylor, British Columbia into the Swan Hills System and the Miscible Flood System;

"**NOVA Chemicals**" means NOVA Chemicals Corporation;

"**Peace System**" means the approximately 2,050 kilometre pipeline system and related facilities delivering light crude oil, condensate, propane mix and ethane mix from northeastern British Columbia and northwestern Alberta to Edmonton, Alberta and to Fort Saskatchewan, Alberta;

"**Pembina**" means the Fund and its subsidiaries, taken as a whole;

"**PPC**" means Pembina Pipeline Corporation, an ABCA corporation that is a wholly-owned subsidiary of the Fund;

"**PPC Directors**" means the directors of PPC from time to time;

"**PPC Notes**" means the unsecured, subordinated promissory notes issued to the Fund from time to time by PPC;

"**PPC Shares**" means the common shares of PPC, all of which are owned by the Fund;

"**Record Date**" means the dates on which Unitholders of record will be entitled to distributions paid by the Fund, currently being the last day of each calendar month, and such other dates as may be determined from time to time by the Trustee;

"**SCADA system**" means a supervisory control and data acquisition system. See "Description of Pembina's Business and Operations - Information and Communication Systems";

"**SCO**" means synthetic crude oil;

"**Secured Senior Notes**" means the $100 million aggregate principal amount of senior secured notes due 2017 and bearing interest at 7.38% per annum issued by PPC on a private placement basis in July 2002, of which $92.7 million principal amount were outstanding as of December 31, 2006;

"**Senior Notes**" means, collectively, the Secured Senior Notes, the Unsecured Senior Notes, the Floating Rate Senior Notes and the Series C Senior Notes;

"**Series C Senior Notes**" means the $200 million aggregate principal amount of unsecured senior notes of PPC issued September 30, 2006 and due September 30, 2021 and which bear interest at a fixed rate of 5.58% per annum;

"**Storage Agreement**" means the twenty year storage agreement entered into effective May 13, 2003 among the Storage LP, Dow Canada and NOVA Chemicals. See "Description of Pembina's Business and Operations – Overview – Midstream Business";

"**Storage Facility**" means the underground ethylene storage facility and related lands and equipment located at Fort Saskatchewan, Alberta in which Pembina indirectly acquired a 50% interest on June 24, 2003;

"**Storage GP**" means the Fort Saskatchewan Ethylene Storage Corporation, the general partner of the Storage LP, owned 50% by Pembina and 50% by Dow Canada;

"**Storage LP**" means the Fort Saskatchewan Ethylene Storage Limited Partnership, an Alberta limited partnership, owned, directly and indirectly, 50% by Pembina and 50% by Dow Canada;

"**Swan Hills System**" means the approximately 500 kilometre pipeline system delivering light sweet crude oil from the Swan Hills area in Alberta, and from Acheson/Ellerslie in Alberta, to Edmonton, Alberta;

"**Syncrude**" or the "**Syncrude Project**" means the joint venture that was formed for the recovery of oil sands, crude bitumen or products derived therefrom from the Athabasca oil sands, located near Fort McMurray, Alberta;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended from time to time;

"**throughput**" means volume of product delivered through a pipeline;

"**Trustee**" means Computershare Trust Company of Canada, in its capacity as trustee of the Fund, or such other trustee of the Fund that may be appointed from time to time;

"**Trust Units**" means the units of the Fund, each unit representing an equal undivided beneficial interest in the Fund;

"**TSX**" means the Toronto Stock Exchange;

"**Unitholders**" means the holders of Trust Units from time to time;

"**Unsecured Senior Notes**" means the $175 million aggregate principal amount of unsecured senior notes due 2014 and bearing interest at 5.99% per annum issued by PPC on a private placement basis in June 2004;

"**Wabasca System**" means the approximately 190 kilometre pipeline system delivering crude oil from the East Peace River Arch area of northern Alberta to the Rainbow Pipeline System, which is not owned or operated by Pembina; and

"**Western System**" means the approximately 820 kilometre pipeline system delivering crude oil from Taylor, British Columbia to Kamloops, British Columbia.

In this Annual Information Form, all references to "**$**" or "**dollars**" means Canadian dollars unless otherwise specified.

All information in this Annual Information Form is presented as of March 23, 2007 unless otherwise indicated.

ABBREVIATIONS AND CONVERSIONS

In this Annual Information Form, the following abbreviations have the indicated meanings.

bbl and bbls	barrel and barrels, each barrel representing 34.972 Imperial gallons or 42 U.S. gallons
bbls/d	barrels per day
mbbls/d	thousands of barrels per day

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To convert from	To	Multiply by
bbls	cubic metres	0.159
cubic metres	bbls	6.293
miles	kilometres	1.609
kilometres	miles	0.621

NON-GAAP MEASURES

The Fund's audited consolidated financial information for the year ended December 31, 2006, which may be found on the Fund's company profile on the SEDAR website at www.sedar.com, is presented in compliance with Canadian generally accepted accounting principles ("**GAAP**"). Certain of this financial information is contained within this Annual Information Form. Readers should also take note, however, that within this Annual Information Form the term "net operating income" is used to describe certain financial information of the Fund and that this term is not defined by GAAP. This term is equal to revenue less operating expenses, as applicable in the context in which it is used.

Pembina believes that the term "net operating income" is a useful measure. Pembina believes it provides an indication of the results generated by the Fund's business activities prior to consideration of how the activities were financed or how the results are taxed. Readers should be cautioned however that "net operating income" should not be construed as an alternative to the Fund's net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of the Fund's performance (as such are used in the Fund's audited consolidated financial information for the year ended December 31, 2006). Furthermore, these measures may not be comparable to similar measures presented by other issuers.

For more information with respect to financial measures which have not been defined by GAAP, see the "Non-GAAP Measures" section of the Fund's management's discussion and analysis for the year ended December 31, 2006, which has also been filed on the Fund's SEDAR profile at www.sedar.com.

FORWARD-LOOKING STATEMENTS AND INFORMATION

The information contained in this Annual Information Form contains certain forward-looking statements and information that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements and information can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets", "believes", "estimates", "continues" and similar expressions and relate to, among other things:

- changes in legislation relating to the Fund and its structure, including income tax considerations and the treatment of income and mutual fund trusts;
- capital expenditure estimates, plans, schedules, rights and activities and the planning, development, construction, operations and costs of pipelines, facilities or other energy infrastructure;
- pipeline system operations and throughput levels;
- oil and gas industry exploration and development activity levels;
- the Fund's strategy and the development of new business initiatives, including the Fund's midstream business, condensate initiative and the Horizon Pipeline;
- expectations regarding Pembina's ability to raise capital and to carry out acquisition, expansion and growth plans;
- treatment under governmental regulatory regimes including environmental regulations and related abandonment and reclamation obligations;
- tolls and tariffs and transportation, storage and services commitments and contracts;
- cash distributions and the tax treatment thereof;
- operating risks and related insurance coverage and inspection and integrity systems; and
- competitive conditions.

These statements and information are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the impact of competitive entities and pricing; reliance on key alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; actions by governmental or regulatory authorities including changes in tax laws and treatment or increased environmental regulation; fluctuations in operating results; changes in general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates or foreign currency exchange rates; the risks set out herein under "Risk Factors" and certain other risks detailed from time to time in the Fund's public disclosure documents. The Fund believes that the expectations reflected in these forward-looking statements and information are reasonable as of the date hereof but no assurance can be given that these expectations will prove to be correct. Undue reliance should not be placed on these forward-looking statements and information as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Subject to the requirements of applicable securities laws, the Fund undertakes no obligation to update publicly or revise any forward-looking statements or information contained herein and such statements and information are expressly qualified by the above statements.

STRUCTURE OF THE FUND

Pembina Pipeline Income Fund

The Fund is an open-ended, single purpose trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust. The Fund's operations commenced on October 24, 1997 following completion of its initial public offering on that date. The Fund holds, directly and indirectly, all of the issued and outstanding PPC Shares, the PPC Notes and one voting, non-participating share in one subsidiary of PPC. The principal office of the Fund is located at 2000, 700 - 9th Avenue S.W., Calgary, Alberta, T2P 3V4. For a description of the Fund and the Declaration of Trust, see "Description of the Fund and the Trust Units".

The Fund is restricted to investing solely in investments which a unit trust and a mutual fund trust may own in accordance with Section 132(6) of the Tax Act. The Fund's investments currently consist solely of the PPC Shares (with PPC owning, directly or indirectly, several other operating subsidiaries), the PPC Notes, and one voting, non-participating share in one subsidiary of PPC. The Fund makes monthly cash distributions to the Unitholders of the payments received by the Fund from PPC, less administrative and certain other costs of the Fund and after any cash redemptions of Trust Units. The Fund is totally dependent on the operations of PPC and the Fund's other indirectly-owned operating subsidiaries for cash ultimately distributed to Unitholders. The Fund's income is derived from the interest and repayments of capital on the PPC Notes and the dividends and repayment of capital on the PPC Shares. The amounts of these payments are generally equal to the net cash flow generated from Pembina's business and operations, less any amounts withheld for debt repayments or service charges, capital expenditures and working capital requirements. The Fund's administrative expenses generally consist of the fees and expenses paid to the Trustee pursuant to the Administration Agreement, the cost of reporting to Unitholders, regulatory compliance and administration of various legal agreements. Administrative expenses and cash redemptions currently represent only a nominal fraction of the Fund's income.

Pembina Pipeline Corporation and Other Operating Subsidiaries

PPC is an ABCA corporation which, directly or indirectly through its subsidiaries, owns interests in a diversified base of long life energy infrastructure consisting of conventional oil and NGLs pipeline systems and related facilities, contract-based oil sands pipeline systems and related facilities and other terminal, storage and hub facilities and services and infrastructure, and a midstream business including a 50% interest in an underground ethylene storage facility. The business segments of PPC are grouped for functional, geographic and accounting purposes into three categories: the conventional pipelines in Alberta and in British Columbia; the oil sands infrastructure; and the midstream business. See "Description of Pembina's Business and Operations" for a description of the business and operations of PPC and the other operating subsidiaries of the Fund.

Structure

The following chart indicates the Fund's major subsidiaries, including their jurisdictions of formation and the percentage of common equity or other ownership interest held or controlled, directly or indirectly, by the Fund or its subsidiaries:



Unitholders
Debentureholders
Trust Units
Convertible Debentures
Pembina Pipeline Income Fund
(an Alberta trust)
100% of PPC Shares
100% of PPC Notes
Pembina Pipeline Corporation
(an Alberta corporation)
100%
50%
Pembina Pipeline
(an Alberta partnership)
Peace System
Drayton Valley System
Crude Oil System
NGL System
Cremona System
Non-Operated Systems
100%
100%
100%
Pembina North Limited Partnership
(an Alberta limited partnership)
Pembina West Limited Partnership
(an Alberta limited partnership)
Pembina Oil Sands Limited Partnership
(an Alberta limited partnership)
Fort Saskatchewan Ethylene Storage Limited Partnership
(an Alberta limited partnership)
Northern System
NEBC System
Western System
Taylor System
AOSPL System
Horizon Pipeline
Cheecham Lateral
Storage Facility

GENERAL DEVELOPMENT OF THE FUND

Developments in Last Three Years

In 2004, Pembina completed a $167 million capital expansion of the AOSPL System throughput capacity at the request of the Syncrude Owners, to facilitate transportation of increasing production by Syncrude. The AOSPL expansion increased the contracted capacity of the AOSPL System from 275,000 bbls/d to 389,000 bbls/d.

In 2005, PPC executed a preliminary agreement with Canadian Natural for the Horizon Pipeline to provide dedicated pipeline transportation service from the Horizon Project to the Edmonton, Alberta area and a definitive agreement for construction of the Cheecham Lateral. See "Description of Pembina's Business and Operations – Oil Sands Infrastructure. "

Developments in 2006

Conventional Pipelines

Calven Interconnection Agreement

In 2006, a Pipeline Interconnection and Transportation Agreement between Pembina and Plains Marketing, L.P. ("**Plains**") became effective. This agreement resulted in the reversal of the Calven pipeline system (a crude oil gathering system operating in northwestern Alberta with a throughput capacity of approximately 32,000 bbls/d that is wholly-owned and operated by Plains) and the transportation of crude oil from the Calven pipeline system onto Pembina's Peace System and the Northern System, which has contributed to increased throughput volumes on those systems. The throughput volumes received to date pursuant to this agreement have met Pembina's initial expectations See "Description of Pembina's Business and Operations – Overview – Conventional Pipelines – Alberta Pipelines".

Product Segregation Facilities

Pembina continued to develop new facilities to segregate high sulphur content crude oil from light sweet crude oil on the Drayton Valley System. Necessitated by increasing sulphur levels within the Drayton Valley System volumes, Pembina expects that the addition of the storage facilities and a new pipeline will assist Pembina with preserving a high quality crude oil stream while providing enhanced services to its customers. Pembina anticipates this project will be completed and placed in service during 2007. Pembina expects that the estimated capital expenditure of $32 million in relation to this project will be recovered through an incremental toll on crude oil receipts on the Drayton Valley System.

Condensate Initiative

In 2006, Pembina continued to work on developing a condensate delivery system designed to transport 100,000 bbls/d of imported condensate from the west coast of British Columbia to Edmonton, Alberta. This project, launched in mid-2005, would entail establishing a marine terminal at Kitimat, British Columbia and constructing a 465 kilometre pipeline from Kitimat, British Columbia to connect to Pembina's Western System near Summit Lake, British Columbia. If this project proceeds, Pembina intends to expand the capacity of its Alberta Pipelines to accommodate the incremental throughput. During 2006, Pembina progressed discussions with a number of stakeholders including customers, government, local communities and First Nations with regard to this project.

Oil Sands Infrastructure

Horizon Pipeline

On November 9, 2006, Pembina announced that it had executed definitive agreements with Canadian Natural with respect to the Horizon Pipeline. Under the agreements, Pembina will provide dedicated pipeline transportation service of up to 250,000 bbls/d of SCO to the Horizon Project. The extendible twenty-five year agreement commencing on the in-service date of the Horizon Pipeline provides for a revenue stream to Pembina which is contract-based and is not throughput dependent.

The construction of the Horizon Pipeline consists of twinning Pembina's existing AOSPL Pipeline to provide for two physically and commercially separate and distinct pipeline systems south of the AOSPL terminal and the construction of a new pipeline from the AOSPL terminal to the Horizon Project. Pembina expects construction to take place in three phases. The first phase, which consisted of the twinning of Pembina's AOSPL System with the installation of approximately 100 kilometers of 24-inch and 30-inch diameter pipeline, commenced in November 2006 and is substantially completed. The second and third phases of construction, which entail the installation of 50 kilometres of 24-inch and 16-inch pipeline in the Edmonton area (including a North Saskatchewan River Crossing) and the installation of 73 kilometers of 20-inch pipeline connecting the Horizon Project to the AOSPL System terminal and crossing of the Athabasca River, respectively, are currently scheduled to take place over the summer 2007 and winter 2007/2008 construction seasons. Commissioning is currently scheduled for mid-2008 and Pembina expects the new pipeline will be available for service on approximately July 1, 2008. Pembina estimates the total cost of the Horizon Pipeline to be approximately $350 million. Canadian Natural will have exclusive use of one of the two physically and commercially separate pipelines and Syncrude, the shipper on the existing AOSPL Pipeline, will have exclusive use of the other pipeline.

Cheecham Lateral

In December 2005, PPC entered into definitive agreements with ConocoPhillips Surmont Partnership, Total E&P Canada Ltd., Nexen Inc. and OPTI Long Lake L.P. for the construction of the Cheecham Lateral to service these parties' oil sands projects. Construction of the Cheecham Lateral was completed at a cost of approximately $43 million during the fourth quarter of 2006. Pembina began earning revenue on this pipeline on February 1, 2007. The contract has a twenty-five year extendible term providing returns that are contract-based and are not throughput dependent.

Midstream Business

In 2006, Pembina continued to expand its midstream business with the implementation of new services across segments of its conventional pipeline systems. Pembina continues to add midstream services, such as storage, terminalling and marketing, to the Swan Hills System, Cremona System and the Drayton Valley System, which was converted to "single shipper" status as of June 1, 2006.

Other Matters

Increase in Cash Distribution

On July 26, 2006, the Fund announced that the PPC Directors had approved an increase in the Fund's distribution rate, for payments beginning in September 2006, of 5% to $0.10 per Trust Unit per month ($1.20 per Trust Unit per year), up from $0.095 per Trust Unit per month ($1.14 per Trust Unit per year) paid since January 2006. On November 30, 2006 the Fund announced that the PPC Directors had approved an additional increase in the Fund's distribution rate, for payments beginning in January 2007, of 10% to $0.11 per Trust Unit per month ($1.32 per Trust Unit per year).

Series C Notes Financing

On September 30, 2006, PPC closed a private placement of $200 million of unsecured Series C Senior Notes which will mature September 30, 2021 and bear interest at a fixed rate of 5.58%. The Series C Senior Notes were sold to institutional investors in the United States and Canada. The proceeds from the sale of the Series C Senior Notes were used to repay $165 million of drawn bank facilities and the balance was used for general corporate purposes.

Federal Government Pronouncements on Income Trusts

On October 31, 2006 the Canadian federal government (the "**Government**") announced plans to introduce a tax on publicly traded income trusts (other than real estate investment trusts) to generally tax such income trusts at the same tax rate as Canadian corporations (the "**Income Trust Tax Proposals**"). For existing income trusts, such as the Fund, the new tax measures would not be effective until 2011, provided that such trusts comply with certain "normal growth" parameters regarding equity growth until that time. Those parameters are designed to ensure that income trusts do not undertake what the Government has deemed to be "undue expansion" in an attempt to circumvent the Government's intention to halt the growth of the income trust industry in Canada. A "Notice of Ways and Means Motion" was passed in the Canadian Parliament shortly after the Government announcement. This notice was a one-page summary of the Income Trust Tax Proposals and it did not identify any specific amendments to the Tax Act.

On December 15, 2006, the Government announced guidance regarding a "normal growth" safe harbour for future issuances of equity capital. The safe harbour amount will be measured by reference to the individual trust's market capitalization as of the end of trading on October 31, 2006. For the period from November 1, 2006 to December 31, 2007, a trust's safe harbour amount will be 40 percent of the October 31, 2006 market capitalization benchmark, and for each of the years 2008 through and including 2010 a trust's safe harbour amount will be 20 percent of the benchmark, cumulatively allowing equity growth of up to 100 percent until 2011. In addition, Pembina understands that income trusts will be allowed to issue equity to retire debt existing on October 31, 2006 without eroding their safe harbour limits. The guidance regarding "normal growth" is administrative in nature and is not law and can be revised without an Act of the Canadian Parliament.

On December 21, 2006, the Government released draft legislative proposals to amend the Tax Act with respect to the Income Trust Tax Proposals and requested comments from stakeholders. In late January 2007 the House of Commons Standing Committee on Finance (the "**Standing Committee**") held special hearings on the Income Trust Tax Proposals and the draft legislation. On February 28, 2007, the Standing Committee released its report that recommended, among other things, that the proposed income trust tax be reduced from 31.5% to 10% with such tax to commence immediately and be refundable to Canadian investors, or that the proposed transition period be extended from four years to ten years. The Government is not bound by any of the report recommendations and it is expected that the Government will proceed with the Income Trust Tax Proposals in their original form. As a result, at this time Pembina is unable to determine the impact, if any, this report may have on the Income Trust Tax Proposals or the timing of when the proposed legislation could be passed by the Canadian Parliament.

On March 19, 2007 the Government released the 2007 Federal budget. The budget did not include any revised draft legislation related to the Income Trust Tax Proposals, however, the budget did include a statement confirming the Government's intention to proceed with these proposals, as modified to take into account consultations and deliberations.

At this time, the draft legislation to give effect to the Income Trust Tax Proposals has not yet been introduced into the Canadian House of Commons and therefore has not been approved or declared in force by the Government. Accordingly, it is uncertain when the proposed legislation could be passed by the Canadian Parliament, if at all, or as to what form, if any, changes in Canadian income tax laws will take as a result of such proposal.

While the proposed changes, if enacted, will be unfavourable to the Fund, Pembina expects that they will not impede or impair its core business plan. Management is considering various alternatives to ensure Pembina continues to deliver maximum value to the Unitholders. Additionally, Pembina expects that for a Unitholder that is a Canadian resident individual or a taxable Canadian corporation, the Income Trust Tax Proposals are generally intended to apply in a manner which will not create any significant change in the after tax amount retained by such Unitholder from each dollar of income earned by the Fund when compared to the current tax regime applicable to the Fund and its Unitholders. For additional information see "Risk Factors - Relating to the Fund's Structure and Securities - Changes in Legislation".

Management Internalization

Prior to June 30, 2006, all of the management functions for the Fund, PPC and the Fund's other direct and indirect subsidiaries were generally performed by the Manager pursuant to the Administration Agreement and the Management Agreement, and the Manager's shares were held by executive officers of PPC. PPC also directly employed executive officers and other employees to manage and administer the business affairs of the Fund, PPC and those other subsidiaries. However, on June 30, 2006, the external management arrangements were effectively eliminated as the Fund, through PPC, acquired all of the shares of the Manager and the Manager delegated all of its duties under the Administration Agreement and the Management Agreement to PPC (the "**Management Internalization**"). As a result of the Management Internalization, all of the executive officers who previously managed and administered the business and affairs of the Fund through the Manager entered into employment contracts with PPC effective July 1, 2006 and are now compensated only by PPC, and all fees payable by PPC to the Manager pursuant to the Administration Agreement and the Management Agreement were eliminated effective June 30, 2006.

Pursuant to a the Internalization Agreement, the Fund, through PPC, acquired all of the issued and outstanding shares of the Manager for an initial purchase price of $6.0 million in cash consideration payable at closing in addition to a contingent deferred payment. The contingent deferred payment amount, payable in 2009, is linked to future growth in "cumulative distributable cash per Trust Unit" (as defined in the Internalization Agreement). If the future cumulative distributable cash per Trust Unit in the period from January 1, 2006 to December 31, 2008 does not exceed $3.42 per Trust Unit ($1.14 per Trust Unit per year, on average), the contingent deferred payment amount is zero. Every approximate 10 cents per Trust Unit increase in cumulative distributable cash over $3.42 per Trust Unit results in a $1 million increase in the contingent deferred payment amount to a maximum of $15 million. The purchase price will also be adjusted by the distributed cash on notional Trust Units issued under the agreement from January 1, 2006 to December 31, 2008 and the change in the value of the Trust Units from the weighted average price of the Trust Units for the 20 trading days prior to June 30, 2006 of $15.87. As at December 31, 2006, based on certain assumptions, the Fund estimates the amount of such contingent deferred payment to be approximately $2.2 million. The actual amount of such payment may be greater than or less than this amount. See Note 3 to the Fund's audited consolidated financial statements for the year ended December 31, 2006.

Pursuant to the Internalization Agreement, if a "change of control" (as defined in the Internalization Agreement) occurs prior to the final payment date for the contingent deferred payment, which is to occur in 2009, the balance of the purchase price payable to the former shareholders of the Manager shall become immediately payable based upon the best available estimates of the Fund's cumulative distributable cash per Trust Unit for the period from January 1, 2006 to December 31, 2008, rather than actual results. Such determination shall be made by a financial advisor and the resulting payments shall be made as soon as practicable and in any event within 90 days of the change of control. Furthermore, if a third party publicly announces that it has made or intends to make an unsolicited take-over bid or other similar transaction which might reasonably be expected to result in a change of control, and it is reasonably expected that the balance of the contingent deferred payment purchase price will exceed $2,000,000, PPC shall promptly after such announcement pay $2,000,000 in the aggregate to the former shareholders of the Manager in their proportionate amounts on account of PPC's obligation to pay the balance of the purchase price on the final payment date or upon the change of control occurring as contemplated above.

For a further description of such arrangements, please refer to the Internalization Agreement, a copy of which was filed as a "Material document" on June 30, 2006 on the Fund's SEDAR profile at www.sedar.com.

As a result of the Management Internalization, all fees payable by the Fund to the Manager under the Administration Agreement and the Management Agreement were eliminated effective June 30, 2006. In connection with the Management Internalization, the Manager delegated all of its duties under the Management Agreement and the Administration Agreement to PPC.

DESCRIPTION OF PEMBINA'S BUSINESS AND OPERATIONS

Pembina's Business Strategy and Opportunities

Pembina's principal objective is to provide a stable stream of distributions to its Unitholders that are sustainable over the long-term, while pursuing opportunities for enhancement through accretive growth. Pembina's business strategy is to continue to develop its hydrocarbon-liquids services business within western Canada, through the exploitation, expansion, construction and acquisition of quality energy infrastructure. Pembina believes that quality energy infrastructure is represented by assets containing inherent competitive advantages, that may be under long-term contract with creditworthy customers and are located in proximity to long-life economic hydrocarbon reserves. Pembina is currently exploring growth initiatives in each of its conventional, oil sands and midstream business units.

Energy industry fundamentals benefited Pembina's conventional pipeline business during the year. Active exploration in Pembina's service areas resulted in customer requests for new pipeline connectors, facility expansions and service upgrades. Incremental volumes from these new developments reversed the historical trend of declining throughputs on the conventional systems and contributed to Pembina's stronger year-over-year aggregate operating performance.

Pembina believes it is well positioned to respond to transportation opportunities stemming from the significant projects that are currently being considered in the oil sands area surrounding Fort McMurray, Alberta. Each of these projects being considered will require pipeline capacity to move its product to market. With Pembina's existing AOSPL System and the Cheecham Lateral as a base, along with the current construction of the Horizon Pipeline to service the Horizon Project and access to numerous diluent supply pipelines, Pembina believes it is in an advantageous position to meet the further pipeline capacity needs of these projects. See "General Development of the Fund – Developments in 2006 – Oil Sands Infrastructure". Pembina is currently exploring the potential to provide pipeline transportation service to several of the oil sands projects proposed by industry for development in the 2010 to 2015 timeframe.

Pembina also has the additional capacity to transport conventional light crude oil in areas which have seen renewed development interest in recent years as a result of sustained higher commodity prices and a shift in ownership from the major mid-capitalization exploration and production companies to junior exploration and development-focused income and royalty trusts. Further, through optimization of existing pipeline capacity, Pembina has developed additional NGLs take-away capacity in response to increasing deep-basin natural gas drilling activity.

Pembina is currently developing several initiatives to expand its midstream services, including water handling and disposal, custom treating and marketing services upstream of existing pipelines. There is also long term potential for miscible carbon dioxide ("**CO_2**") flooding. Several of Pembina's mature service areas have been identified by industry as good candidates for the application of this enhanced oil recovery technique. Producer sponsored CO_2 flood pilot projects and government research projects are currently underway in western Canada, including one in the Drayton Valley service area. Pembina's assets are strategically located to transport incremental production derived from these projects at minimal incremental cost. Pembina may also have the opportunity to participate in the construction of new CO_2 pipelines using its existing infrastructure or rights-of-way.

Overview

The three business segments of Pembina are the conventional pipelines in Alberta and British Columbia, the oil sands infrastructure and the midstream business. The following map illustrates Pembina's assets in the three business segments.

Pembina Assets



Conventional Pipelines
Oil Sands Pipelines
Pipelines by Others
TAYLOR
ATHABASCA
OIL SANDS
FORT
McMURRAY
PRINCE GEORGE
Fort
Saskatchewan
Ethylene
Storage
EDMONTON
KAMLOOPS
CALGARY
VANCOUVER

2006 Operating Highlights

	Conventional Pipelines		*Oil Sands Infrastructure*[3]		*Midstream Business*		*Total*	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Average throughput (mbbls/d)	**448.5**	435.4	**389.0**	389.0	n/a	n/a	**837.5**	824.4
Revenue ($ million)	**233.0**	204.3	**62.1**	55.5	**50.7**	30.7	**335.8**	290.5
Operating expenses ($ millions)	**89.9**	80.4	**24.8**	18.5	**4.3**	3.8	**119.0**	102.7
Net operating income ($ million)[1]	**133.1**	123.9	**37.3**	37.0	**46.4**	26.9	**216.8**	187.8
Average revenue ($/bbl)[2]	**1.27**	1.20	**0.65**	0.69	n/a	n/a	**1.05**	1.04

Notes:
(1) See "Non-GAAP Measures" on page vii.
(2) Midstream revenue is excluded in total average revenue per barrel calculation.
(3) Revenue is contract-based and independent of utilization rates, therefore volumes reported are contracted capacity.

Outlined below is a description of the operations of each of the conventional pipelines in Alberta and British Columbia, the oil sands infrastructure and the midstream business. Additional information regarding Pembina's results of operations for 2006 and future plans and outlook is contained in the Fund's management's discussion and analysis for the year ended December 31, 2006, an electronic copy of which is available through the internet on the Fund's SEDAR profile at www.sedar.com.

Conventional Pipelines – Alberta Pipelines

Overview

The Alberta Pipelines, a network of crude oil, condensate and NGLs pipelines located over an area of the Western Canadian Sedimentary Basin with both producing and developing oil and natural gas fields, serve a range of petroleum producing regions across the province and operate under competitive market-based tolling arrangements. These arrangements allow Pembina to respond to changes in economic and operating conditions and to one-time events in order to sustain the margin contribution from these systems, while preserving upside potential.

During 2006, Pembina continued to benefit directly from the elevated activity in its conventional Alberta service regions. Five new crude oil battery connections were completed during the year, with incremental volume delivered from these receipt points increasing to 20,000 bbls/d by the end of the year. Another six new connections are scheduled for completion in mid to late 2007 and Pembina believes these connections could generate additional throughput of up to approximately 14,000 bbls/d by the end of 2007.

Throughput on Pembina's Alberta Pipelines collectively averaged 425,800 bbls/d in 2006 compared with 411,600 bbls/d in 2005. This increase was a result of continued strong oil and natural gas activity in Alberta, and the quality of service provided by Pembina's assets.

Pembina's Alberta Pipelines generated revenue of $195.2 million in 2006, compared with $179.0 million in 2005, a 9.1% increase. Average tolls in 2006 on the Alberta Pipelines increased to $1.26 per bbl compared with $1.19 per bbl in 2005. The increased tolls resulted primarily from increasing costs relating to operations and the maintenance of a high level of integrity on the systems.

Peace System and Northern System

The Peace System and the Northern System serve mature and developing oil and natural gas fields in northwestern Alberta and northeastern British Columbia transporting light crude oil, condensate, propane mix and ethane plus mix in "batch" mode. The throughput of the Peace System and the Northern System collectively averaged 209,000 bbls/d in 2006 compared with 194,500 bbls/d in 2005. This increase is generally due to the new Calven connection which added over 10,000 bbls/d of throughputs on the Peace System and the Northern System in 2006.

Drayton Valley System

The Drayton Valley System, a network of gathering pipelines, transports crude oil and condensate produced from the long-life Pembina field southwest of Edmonton, Alberta. Throughput on the Drayton Valley System averaged 84,600 bbls/d in 2006, an increase from 2005 throughput of 78,600 bbls/d. Three Nisku production batteries connected to the Drayton Valley System in 2005 contributed a year-over-year increase in pipeline receipts on this system. Pembina anticipates flat or growing oil, NGLs and natural gas production in this area in 2007. Pembina believes that fields serviced by this system may be good candidates for significantly enhanced recovery should CO_2 flood pilot projects currently underway prove successful. See " – Pembina's Business Strategy and Opportunities" above.

Swan Hills System

The Swan Hills System gathers crude oil from 26 receipt points in the Swan Hills and Judy Creek areas of Alberta, as well as condensate from the Northern System, for delivery to Edmonton. Excluding the transfer volume from the Northern System, crude oil receipts were 60,200 bbls/d in 2006 compared to 58,400 bbls/d in 2005. Throughputs were stable over the year and Pembina anticipates little throughput decline in 2007.

NGL System

The NGL System consists of the Brazeau/Caroline System and the Miscible Flood System. The NGL System transported an average of 46,400 bbls/d of ethane mix during 2006 compared to 51,800 bbls/d in the prior year. Producers using the Miscible Flood System have contracted for an additional year of service on this line. Contracts for services on the Miscible Flood System are not throughput dependent and, as such, revenue generated by this system is independent of actual volumes transported.

Cremona System

The Cremona System transports crude oil, condensate and butane from 24 receipt points northwest of Calgary to the Rangeland Pipeline that moves product to Montana in the United States. Receipts on this system averaged 14,900 bbls/d in 2006, compared to 15,600 bbls/d in the preceding year, a decrease of 4.5% generally due to natural field production declines in the area and reduced condensate throughput volumes resulting from competitive trucking transportation options.

Non-Operated Systems

Pembina holds a 50% undivided interest in the Bonnie Glen System and a 10% undivided interest in the Wabasca System. The other 50% of the Bonnie Glen System is owned by Imperial Oil Resources, which operates the system pursuant to a joint venture agreement with Pembina. The Wabasca System is operated by Keyera Facilities Income Fund, which holds the largest interest in the Wabasca System. Together, these systems comprise the Non-Operated Systems. Pembina's proportionate share of average throughputs on these systems in 2006 was 10,500 bbls/d compared to 12,300 bbls/d in 2005, representing approximately 2.3% of Pembina's total pipeline throughput.

<u>Conventional Pipelines – B.C. Pipelines</u>

Pembina's B.C. Pipelines serve the oil and natural gas producing region located in the northeastern quadrant of British Columbia. The B.C. Pipelines include the NEBC System, which consists of three crude oil gathering pipelines upstream of Taylor, British Columbia (the Blueberry, B.C. Light & Boundary Lake pipelines) and the truck-unloading and pipeline terminal at Taylor, and the Western System (which delivers to Prince George and Kamloops, B.C. for transmission to the west coast of Canada). These systems collectively transport approximately 95% of the crude oil and condensate produced in the province of British Columbia. The NEBC System gathered an average of 32,300 bbls/d of crude oil and condensate in 2006, similar to 32,000 bbls/d in 2005. Volumes shipped on the NEBC System are directed either down the Western System, or east on the Peace System or the Northern System. The Western System transported an average of 22,700 bbls/d compared to 23,800 bbls/d in 2005. The balance of 9,600 bbls/d of crude oil was shipped east on the B.C. Pipelines onto the Peace System or Northern System into Edmonton and is included in the Peace System's or the Northern System's throughput, as applicable.

Revenues generated by the provincially-regulated B.C. Pipelines are rate-based or, in the case of Western System, governed by shipper agreements. Volumes on the Western System are transported at a fixed tariff under a tolling arrangements that are scheduled to expire at the end of June 2007. Pembina is currently in discussions with producers and shippers on this system regarding tolls after such expiry. Revenue generated by the Western System will continue to be dependent on the marketing decisions of the system shippers who may elect to move product west on the Western System or east on the Alberta Pipelines. See " – Industry Regulation and Tariffs" below.

<u>Oil Sands Infrastructure</u>

AOSPL System

The AOSPL System is comprised of a mainline and related facilities and has a single receipt point, being Syncrude Canada Ltd.'s production facility north of Fort McMurray, Alberta. The AOSPL System is the sole transporter for the Syncrude Project.

Revenue on the AOSPL System is not dependent on throughput. Revenue contribution from this system was $62.1 million in 2006 compared to $55.5 million in 2005, and operating costs totalled $24.8 million for 2006 compared to $18.5 million in 2005. This increase in costs was generally due to increased power and labour costs. Actual throughput volume on the AOSPL System averaged 263,500 bbls/d in 2006, compared to 218,700 bbls/d in 2005. The AOSPL System contributed 18.5% of total revenue and 37% of Pembina's total average throughput in 2006 compared to 19% of total revenue and 33% of Pembina's total average throughput in 2005.

Returns generated by the AOSPL System are governed by the terms of a long-term agreement with the Syncrude owners. Expiry of the agreement is currently set at December 2035, commensurate with the current expiry of Syncrude's licenses, and the agreement is subject to extension. Pembina's rate of return on the AOSPL System is independent of throughput volume, as Pembina earns a rate of return on and of its depreciated capital investment along with full operating cost recovery.

Other Oil Sands Infrastructure

The construction of the Cheecham Lateral was completed in the fourth quarter of 2006. See "General Development of the Fund – Developments in 2006 - Oil Sands Infrastructure – Cheecham Lateral". This 56 kilometre 16-inch pipeline delivers SCO from the Syncrude Project to other oil sands production facilities for use as diluent.

In November 2006, Pembina commenced construction of the Horizon Pipeline, which consists of twinning Pembina's existing AOSPL Pipeline to provide for two physically and commercially separate and distinct pipeline systems south of the AOSPL terminal and the construction of a new pipeline from the AOSPL terminal to the Horizon Project. Pembina has substantially completed the first phase of construction, which consist of the twinning of Pembina's AOSPL System with the installation of approximately 100 kilometers of 24-inch and 30-inch diameter pipeline. The second and third phases of construction, which entail the installation of 50 kilometres of 24-inch and 16-inch pipeline in the Edmonton area (including a North Saskatchewan River Crossing) and the installation of 73 kilometers of 20-inch pipeline connecting the Horizon Project to the AOSPL System terminal and crossing of the Athabasca River, respectively, are currently scheduled to take place over the summer 2007 and winter 2007/2008 construction seasons. Commissioning is currently scheduled for mid-2008 and Pembina expects the new pipeline will be available for service on approximately July 1, 2008. Pembina estimates the total cost of the Horizon Pipeline to be approximately $350 million. Canadian Natural will have exclusive use of one of the two physically and commercially separate pipelines and Syncrude, the shipper on the existing AOSPL Pipeline, will have exclusive use of the other pipeline. See "General Development of the Fund – Developments in 2006 - Oil Sands Infrastructure – Horizon Pipeline".

Midstream Business

Overview

Pembina's midstream business exploits the inherent value of its conventional pipelines. This represents a natural extension of Pembina's conventional business and Pembina anticipates the trend toward vertically integrating services for producers to continue in 2007. In 2006, the midstream business unit contributed $50.7 million in revenue, representing 15.1% of Pembina's total revenue for the year compared to $30.7 million or 10.6% of Pembina's total revenue in 2005.

Ethylene Storage

Pembina owns an indirect interest in the Storage Facility through ownership of a 49.9% interest in the Storage LP and 50% of the shares in the Storage GP, which holds a 0.2% interest in the Storage LP. Dow Canada, directly and indirectly owns the other 50% interest in the Storage LP, including the remaining 50% of the shares of the Storage GP, and operates the Storage Facility. The Storage LP owns 100% of the underground ethylene storage facility and related lands and equipment that comprise the Storage Facility.

The Storage Facility, located near Edmonton, Alberta, is made up of underground caverns used to store ethylene and a related central operating unit consisting of pumps, dehydrators and brine pond. The Storage Facility is the only large-scale ethylene storage facility in Alberta and is an integral component of the Alberta petrochemical infrastructure. The total storage capacity of the Storage Facility is approximately 213 kilotonnes (234,850 short tons) of ethylene.

Dow Canada and NOVA Chemicals are the Storage Facility's principal customers (collectively the "**Customers**"). The Customers are party to the Storage Agreement and will be automatically renewed as to each Customer for successive periods of one year unless either PPC or the Customers gives the other five year's notice of non-renewal. If the Storage Agreement terminates prior to the twenty year anniversary date, the Customers are required to pay the Storage LP a make-whole payment equal to the unrecovered balance of capital expenditures made by the Storage LP prior to the termination plus the present value of the balance of the monthly base fixed fees for the remainder of the term of the Storage Agreement, discounted at a prescribed equity rate of return.

Dow Canada operates the Storage Facility pursuant to an operating agreement. Under a separate ethylene delivery system services agreement which also has the same term and effective date as the Storage Agreement, NOVA Chemicals has agreed to inject and withdraw ethylene by means of its pipeline facilities into and out of the Storage Facility for the Storage LP's customers.

Along with stable, long term cash flow, the Storage Facility provides diversification of Pembina's business into the petrochemical sector without the corresponding commodity price exposure.

Commercial Midstream Operations

In 2006, Pembina further expanded the scope of the midstream business with the commencement of commercial terminalling, storage and hub service activities on the Swan Hills System and Drayton Valley System. In 2006, Pembina realized the benefits of a full year of midstream revenue on the Swan Hills System and the Cremona System and the late 2006 start-up of midstream services on the Drayton Valley System. By attracting incremental throughput to Pembina's truck terminals, storage facilities and pipelines, revenues have been increased. Pembina anticipates that this may also extend the useful life of its conventional pipeline systems.

For additional information on Pembina's midstream business, see "General Development of the Fund – Developments in 2006 – Midstream Business".

Information and Communication Systems

Pembina employs SCADA technology on all of its pipeline systems. The SCADA system allows for continuous electronic monitoring and control of the pipeline systems from dedicated computer consoles located in Pembina's Edmonton control centre. Operators monitor the computer consoles 24 hours per day, 365 days per year. The SCADA system and associated leak detection software continually monitor pipeline flow and operating conditions. Line balance calculations are made automatically and system alarms are triggered when imbalances are detected or measured pressures do not match those projected by software models.

During 2006, Pembina continued its long-term initiative to standardize and upgrade the SCADA systems and leak detection platforms used to remotely monitor and control the various pipelines. Pembina also continued with development and testing of the remotely located back-up control centre. This back-up facility now has the capacity to ensure business continuity for Pembina's operational control systems in the event of disruption at the primary control facility.

Pipeline Environmental Incidents

Environmental incidents are infrequent on Pembina's pipeline systems. In 2006, Pembina operated without a single pipeline failure, recording only minor environmental incidents at stations and facilities. Although no material spills or incidents were recorded, Pembina has incurred approximately $7 million in expenditures over the past three years related to remediation and reclamation of hydrocarbon impacted soils and facilities.

Pipeline Integrity Management

Pembina employs a comprehensive pipeline integrity management program ("**IMP**") dedicating a significant portion of its annual operating budget directly to pipeline integrity management activities. Pembina's IMP includes the policies, systems, processes, analysis and documentation designed to ensure proactive and transparent management of its pipeline systems and compliance with applicable standards and regulations.

Pembina's IMP is designed to achieve enhanced safety through the entire pipeline lifecycle. This begins with quality specifications/standards during pipe manufacturing, selection and application of high quality coatings to protect the buried pipe, route selection to avoid geologically unstable or high consequence areas, and the use of cathodic protection systems to electrically protect the pipe from external corrosion.

Integrity management activities extend into pipeline operations with programs including right-of-way patrols and public awareness to reduce the likelihood of third party damage, system-specific hazard evaluations and risk assessments, geotechnical programs to manage slope instability and river crossings, training and qualification programs for staff and contractors, enhanced emergency response procedures, and the use of specific chemicals to reduce the likelihood of internal corrosion from impurities and bacteria in the oil.

The cornerstone of Pembina's pipeline integrity program is the use of in-line inspection ("**ILI**") technology to measure and record both the distribution and severity of defects in the pipe. Through proactive use of these sophisticated electronic tools, defects with the potential to compromise pipeline fitness-for-service are identified and repaired. Projected defect growth rates and/or historical operating knowledge are used to plan re-inspection intervals. Pembina's re-inspection frequency is typically three to seven years with intervals selected so that remaining defects are re-assessed and repaired before they have a material effect on pipe integrity.

Pembina has employed in-line inspection since the early 1970s, progressing to newer high-resolution ILI technology in the late 1990s. In 2006, 56 lines were inspected, representing approximately 26% of Pembina's total system length. Most maintenance activities associated with these inspections were completed in 2006, with some non-critical projects carrying over into 2007. Approximately 64 lines are scheduled for inspection in 2007.

For those line segments with potential susceptibility to crack failures, Pembina also employs specialized ultrasonic ILI crack detection technology. Data from these specialized tools is used in conjunction with pipeline pressure data to design appropriate mitigation/repair programs. Pembina has completed crack detection inspections on the Western System (Taylor to Prince George), portions of the Peace System (LaGlace to Fox Creek) and on the AOSPL System. For 2007, Pembina has additional crack detection inspections scheduled for the 12-inch Fox Creek to Edmonton line, re-runs of the Western System (Prince George to Kamloops line segment) and the two 16-inch lines from the Swan Hills area to Namao/Edmonton.

In addition to these integrity management programs for pipeline assets, Pembina also has regularly scheduled inspection and repair programs for the above and below ground storage tanks.

Environmental Matters

Operation of Pembina's pipelines and other assets is subject to environmental controls in the form of approvals and compliance with applicable federal, provincial, and local laws and regulations. Such laws and regulations govern, among other things, operating and maintenance standards, emissions and waste discharge and disposal. Management believes that company facilities and operations meet or exceed those requirements.

Pembina has in place a planned inspection program that includes requirements for both internal and external environmental audits. Regularly scheduled environmental inspections are conducted on a rotating basis on various facilities each year, and on all major facilities every three years. As with 2005, during 2006 Pembina continued to spend approximately $3 million on reclamation and environmental matters. Pembina believes this level of expenditure will continue in the years to come and will adequately address our reclamation and environmental issues.

Asset Retirement Obligations

The Fund recognizes the fair value of an asset retirement obligation in the period in which it is incurred, when an estimate can reasonably be made and current industry practice or regulation requires removal upon the retirement of the asset. The fair value is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment. The passage of time will increase the liability as accretion is charged to period earnings. Revisions to timing of payments or cost estimates also result in a change to the asset retirement obligation. Actual costs incurred upon settlement are charged against the asset retirement obligation to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement and the recorded liability is recognized as a gain or loss in the Fund's earnings in the period in which the settlement occurs.

No amount has been recorded relating to the removal of underground pipelines or the retirement of the Storage Facility, as the asset retirement obligations relating to these assets cannot be reasonably estimated due to the indeterminate timing and scope of the asset retirements. As the timing and scope of the retirement become determinable for these assets, the fair value of the liability and the cost of retirement will be recorded.

Major Customers

There are approximately 65 shippers (including all major shippers of petroleum products in western Canada) on the pipeline systems owned and operated by Pembina. The major delivery points include the Enbridge Pipeline system, the Kinder Morgan Pipeline system, the refineries in the Edmonton area as well as the fractionators near Fort Saskatchewan, Alberta. Deliveries are also made to Husky Energy Inc.'s refinery in Prince George, British Columbia and to the pipeline system owned by Kinder Morgan Canada Inc. at Kamloops, British Columbia.

Competitive Environment

Competition in the oil and natural gas feeder pipeline industry in western Canada arises in two forms. Unconnected volumes of product are typically trucked to the most competitive truck unloading facility and there is direct competition from other pipelines serving the same area. An example of this is the Alliance Pipeline that is a natural gas gathering and pipeline system carrying liquids-rich natural gas from northeastern British Columbia through northwestern Alberta to Chicago, Illinois. This pipeline competes for the volumes of ethane plus and other NGLs carried on the Peace System and/or the Northern System.

Pembina believes that it is well positioned to compete with other alternatives for transportation. In addition, Pembina has been active in attracting incremental volumes to its pipelines and entering into long term contracts with shippers and producers.

Industry Regulation and Tariffs

The feeder pipeline industry in Alberta normally operates in an environment of unregulated tariffs. Once a permit to construct the pipeline is issued by the AEUB, subject to the licensing of operational matters, the pipeline is free to establish tariffs in a competitive environment. Tariffs are established under contracts of varying terms and conditions and are also posted by location. Tariffs, where posted, can be generally adjusted to respond to changing volumes, costs and market circumstances. Contracted tariffs can also be generally adjusted for changes in power costs, municipal taxes, environmental and safety costs. Producers and shippers have recourse to the AEUB with respect to pipeline access and tariff rates if they can establish that the pipeline should be deemed a common carrier. Once deemed a common carrier, the AEUB has the ability to set rates. No major feeder pipeline in Alberta has ever been declared a common carrier and had its tariff rates set. Producers and shippers can also apply to the AEUB for review of tariffs if they can establish that the tariffs are not just and reasonable.

Pipeline tariffs for all of Pembina's systems are generally established to recover all costs and earn a reasonable rate of return on the investment in its pipelines. On the AOSPL System, the tariffs are set by a long term contract that expires in 2035. This contract provides for returns on future invested capital and a recovery of operating costs. The shippers on the AOSPL System have agreed not to apply to the AEUB for tolls during the term of the agreement, which expires in 2035. In British Columbia, the tariffs on the NEBC System and the Western System are set by the

BCUC. The BCUC approves tariffs and regulates on a complaints basis. In June 2001, the BCUC set the tariff for 2000 and 2001 on the Western System after a contested toll hearing. Since that decision, producers and shippers from northeast British Columbia have negotiated with Pembina to achieve negotiated tolls that will be in place until July 1, 2007. Pembina and the shippers on the Western System are in discussions regarding tolls after July 1, 2007. If no agreement is reached, Pembina anticipates that the tariff methodology set by the BCUC in June 2001 after the contested hearing toll will be applied to determine tolls thereafter. See " – Overview – Conventional Pipelines – B.C. Pipelines" above. Portions of the Peace System, the Northern System and the NEBC System are Group II NEB regulated pipelines, which means the NEB can review the tariffs if shippers file a formal complaint concerning the tariffs. There have been no complaints to the NEB on tariffs on these systems.

Major Contracts

Transportation and Storage

There are a number of service contracts on Pembina's pipeline systems. On the AOSPL System, Pembina has a contract to ship Syncrude Project production until 2035 and is currently the sole shipper of SCO produced from the oil sands operations of the Syncrude Project. This arrangement provides for a tariff that recovers all operating costs and provides for a return on current and future invested capital and is not dependent upon throughputs. This contract may be extended beyond 2035 if Syncrude's operating permit is extended. Pembina also has a contract in place for the Cheecham Lateral. This contract generates fixed returns under an extendible 25 year agreement and provides for full flow-through of operating expenses. In 2001 Pembina negotiated a contract on the Western System for throughputs on that system. This contract will expire on July 1, 2007 and Pembina is currently involved in negotiations with shippers regarding tolls after July 1, 2007. See " – Industry Regulation and Tariffs" and " – Overview – Conventional Pipelines – B.C. Pipelines" above. Pembina also has contracts in place for the Storage Facility described above under "Description of Pembina's Business and Operations – Midstream Business ". The proposed Horizon Pipeline is also fully contracted over a 25 year term. See "General Development of the Fund – Developments in 2006 – Oil Sands Infrastructure – Horizon Pipeline". See also "Risk Factors – Risks Inherent in Pembina's Business – Shipper Contracts".

Power

Power is a significant component of the cost of operations, constituting approximately 19% of the total operating expenses for PPC in 2006. In Alberta, as part of Pembina's risk management program, and in order to minimize exposure to power cost fluctuations and to smooth Pembina's operating results, Pembina has hedged 100% of its expected Alberta Pipelines power requirement through to 2010. Power costs are not hedged for the B.C. Pipelines as costs and returns, including the cost of power, are regulated by the government in that province. Pembina also does not hedge power costs on the AOSPL System as requested by the Syncrude participants, the sole shippers on that system.

Pipeline Rights-of-Way and Land Tenure

Pembina's real property interests fall into two basic categories of ownership: (i) a number of locations, including many pumping stations and terminal and storage facilities, which are owned in fee simple; and (ii) the majority of locations which are covered by leases, easements, rights of way, permits or licences from landowners or governmental authorities permitting the use of such land for the construction and operation of a pipeline. Pembina believes that the operator of each of its pipeline assets has sufficient title to its property interests to permit the operation of such assets.

Shipper Relations

Pembina enjoys amicable relationships with its shippers and, in most cases, is able to negotiate acceptable terms in relation to the various shipping arrangements.

Indemnification and Insurance

Pembina maintains insurance to provide coverage in relation to the ownership and operation of its pipeline assets, as well as on the Storage Facility and its other midstream assets. Insurance coverage for Pembina's pipeline assets currently includes: (i) property insurance coverage, providing coverage on the property and equipment that is above-ground or that facilitates river crossings, with recovery based upon replacement costs, and, where necessary, business interruption coverage for loss of income arising from specific property damage, and (ii) comprehensive general liability coverage, providing coverage in actions by third parties. The latter coverage includes Pembina's sudden and accidental pollution coverage, which specifically insures against certain claims for damage from pipeline leaks or spills.

Pembina believes that it has procured such insurance coverage as would be maintained by a prudent owner and operator of the type of assets owned and operated by Pembina. This insurance coverage is subject to limits and exclusions or limitations on coverage that Pembina considers to be reasonable given the cost of procuring insurance and current operating conditions. However, there can be no assurance that insurance coverage will be adequate in any particular situation.

Employees

As at December 31, 2006, Pembina employed 333 personnel in its pipeline operations, of which 235 were engaged in the performance of field operations and superintendence activities, and 98 were engaged in the performance of facilities engineering, systems, management, finance, administration, human resources, information services, and safety and environmental service activities. Most employees of Pembina are involved in performance of duties in all three of Pembina's business segments. All employees are non-unionized. Pembina's workforce is stable with limited turnover and employees are financially encouraged to remain in Pembina's employment through options to purchase Trust Units, long term incentive programs and pension plans, all which vest over time.

WESTERN CANADIAN OIL AND GAS AND PIPELINE INDUSTRY

Western Canada Oil and Gas Industry

Western Canada is the major source of conventional crude oil, SCO, natural gas, bitumen and related products (including NGLs and condensate) in Canada. Domestic crude oil and natural gas production comes primarily from Alberta with lesser amounts from British Columbia, Saskatchewan, Manitoba and the Northwest Territories. SCO comes from the oil sands developments near Fort McMurray, Alberta. Efficient, low cost, and safe transportation by pipeline from producing fields to refineries, processing plants and domestic and export markets is essential to the Canadian oil and gas industry.

Supply and Production of Canadian Oil and Gas

Western Canada's hydrocarbon resource base is large and diverse, comprised of conventional light oil, heavy oil, bitumen in the oil sands of Alberta, natural gas and NGLs. NGLs are extracted from raw natural gas at field plants so that the residual gas will meet specifications for transportation in natural gas pipelines. Almost 90% of NGLs are extracted during the processing of natural gas while the remainder is extracted from crude oil at refineries. Typically, NGLs are extracted as a mix but if an additional investment is made in "fractionation" facilities, the individual components can be separated. Most field plants do not extract ethane but leave it in the natural gas. In Alberta, ethane which has been left in the natural gas may be extracted at a straddle plant located on a major natural gas transmission pipeline and then sold as feedstock to the petrochemical industry.

Condensate is produced naturally at the well head when natural gas is brought to the surface at a gas well. Typically the condensate is separated from the natural gas at the field gas plant. The condensate is then either trucked to a connection point on a pipeline capable of transporting condensate, or the natural gas plant may be connected directly to a feeder pipeline by a small pipeline called a gathering system.

Crude oil, SCO and NGLs produced in Canada are transported to market through extensive gathering and transportation systems which can be classified as feeder pipeline systems and export pipeline systems.

Demand for Canadian Oil and Gas Products

Demand for Canadian crude oil, condensate and NGLs production is determined by the degree to which such products can compete on the basis of price, quality and availability in individual market areas in Canada and the northern and eastern United States.

Almost all of the condensate produced in Alberta is used locally as a diluent for heavy oil. Western Canada produces more crude oil and NGLs than it requires for domestic use and surplus supplies are transported by pipeline to markets in other parts of Canada as well as the United States.

While Canadian crude oil, condensate and NGLs producers will face continuing competition in the U.S. market from U.S. Gulf Coast and Latin American producers, factors, including proximity to U.S. markets and the reliability of supply through the expanded Canadian domestic and export transportation system, favour Canadian producers.

Feeder Pipeline Systems

Feeder pipeline systems gather petroleum products from producing fields and facilities for transport to regional centres for storage, fractionation, refining and connection to larger pipelines. From these centres, petroleum products are further transported by export pipeline systems either to domestic markets in western or eastern Canada or to markets in the northern United States for end-use, or used as feed stock in refineries or the petrochemical industry. The major operational centre for the Canadian oil and natural gas industry is the Edmonton – Fort Saskatchewan area of Alberta, which is both the largest crude oil refining area in western Canada and a major fractionation area for NGLs. In addition, the Edmonton - Fort Saskatchewan area is the hub of the Alberta feeder pipeline network and the starting point of the large Canadian export pipelines.

All of Pembina's pipelines are feeder pipeline systems that collectively transport approximately 712,000 bbls/d of petroleum products. These pipelines transport product from established production fields in their respective service areas, and the Syncrude Project, into the refining and export pipeline centres at Edmonton and Fort Saskatchewan. Upon delivery, the products can be used by local refineries and fractionators or may be transported to markets in western and eastern Canada and the northern U.S. through export pipelines.

Export Liquids Pipeline Systems

The export liquids pipelines originating in the Edmonton and Fort Saskatchewan area are the Kinder Morgan Pipeline system, the Enbridge Pipeline system and the Cochin Pipeline. Crude oil and refined products delivered to domestic and export markets on the west coast are transported through the Kinder Morgan Pipeline system. Crude oil and refined products delivered to eastern Canada and the northern United States are transported through the Enbridge Pipeline system. NGLs delivered to eastern Canadian and export markets are transported through the Enbridge Pipeline system and the Cochin Pipeline.

In recent years, there has been an increase in the export pipeline capacity available to transport crude oil and NGLs from western Canada to markets in eastern Canada and eastern and midwestern United States. Pembina anticipates that this additional export capacity, together with continued high levels of exploration activity within its service areas, will maintain the future utilization of its existing feeder pipeline systems.

DESCRIPTION OF THE FUND AND THE TRUST UNITS

Declaration of Trust

The Fund is an unincorporated, open ended trust established pursuant to the Declaration of Trust and governed by the laws of Alberta. The following is a summary of certain provisions of the Declaration of Trust. For a complete description of the Trust Units and the Declaration of Trust, reference should be made to the Declaration of Trust, a copy of which is available to Unitholders from the Fund and was filed as a "Material document" on March 29, 2005 on the Fund's SEDAR profile at www.sedar.com. See "Material Contracts". The following summary reflects the structure and governance of the Fund following the Management Internalization and the assignment by the Manager to PPC of all of the Manager's administrative duties with respect to the Fund in connection therewith.

The Trustee

The Declaration of Trust provides that, subject to the terms and conditions of the Declaration of Trust, the Trustee may, in respect of the trust assets of the Fund, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. The Trustee is responsible for, among other things: (i) holding legal title to the Fund's assets; (ii) maintaining records and providing reports to Unitholders; (iii) supervising the activities and managing the investments and affairs of the Fund; (iv) effecting payments of cash distributions from the Fund to Unitholders; and (v) acting for, voting on behalf of and representing the Fund as a shareholder and noteholder of PPC.

The Trustee was appointed for an initial term of ten years, expiring in 2009. The Trustee may resign by giving not less than 60 days' written notice to the Fund and PPC and may be removed by notice in writing by PPC in the event the Trustee fails to satisfy certain criteria described in the Declaration of Trust. The removal of a Trustee shall not become effective until approved by a Extraordinary Resolution at a meeting of the Unitholders called for that purpose and a successor Trustee is appointed by a majority of Unitholders at such meeting. If no successor Trustee is appointed by Unitholders, the Trustee, PPC or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor Trustee.

The Declaration of Trust provides that the Trustee shall act honestly and in good faith with a view to the best interests of the Fund and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that the Trustee, and each of its directors, officers, employees and agents, shall be entitled to indemnification from the Fund in respect of the performance of its duties under the Declaration of Trust in the absence of gross negligence, wilful default or fraud on the part of the Trustee or its directors, officers, employees and agents. The Declaration of Trust states that the duties and standard of care of the Trustee provided in the Declaration of Trust are intended to be similar to, and not greater than, those imposed on a director of a corporation governed by the ABCA.

Delegation by the Trustee to PPC

Except as prohibited by law, the Trustee may delegate any of its powers and duties to other persons. Under the Declaration Trust, the Trustee has delegated the supervision of the day-to-day business and affairs of the Fund to the PPC Directors. As a result of the Management Internalization and the related delegation of the Administration Agreement, PPC has also been delegated, subject to the supervision of the Trustee, the administration of the general and administrative affairs of the Fund, and in particular, among other things, the responsibility for all matters relating to the issuance of Trust Units or other securities of the Fund, ensuring the Fund complies with its continuous disclosure obligations, calling and preparing materials for Unitholder meetings and recommending the amounts of distributions to Unitholders. The Trustee has no liability for any actions of PPC with respect to the matters delegated to, and in relying upon PPC, the Trustee is deemed to have satisfied its standard of care set forth above. In exercising its powers and discharging its duties, PPC is to exercise the degree of care, diligence and skill that a reasonably prudent administrator would exercise in comparable circumstances. See "Directors and Officers".

Trust Units and Other Securities of the Fund

An unlimited number of Trust Units may be issued pursuant to the Declaration of Trust. Each Trust Unit is transferable and represents an equal undivided beneficial interest in any distribution from the Fund whether of net income, net realized capital gains or other amounts, and in any net assets of the Fund in the event of termination or winding-up of the Fund. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Trust Units are not subject to future calls or assessments except that future offerings of Trust Units may be issuable for consideration payable in instalments in which case the Fund may take security over any such Trust Units. Each Trust Unit entitles the holder thereof to one vote an a poll vote for each whole Trust Unit held at all meetings of Unitholders. Except as set out under " – Redemption Right" below, the Trust Units have no conversion, retraction, redemption or pre-emptive rights.

The Declaration of Trust provides that Trust Units, and rights, warrants or other securities to purchase, convert into or exchange into Trust Units, may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustee determines. The Trustee has delegated responsibility for these matters to PPC. Trust Units may be issued in satisfaction of any non-cash distribution of the Fund to Unitholders on a *pro rata* basis. The Declaration of Trust also provides that immediately after any *pro rata* distribution of Trust Units to Unitholders in satisfaction of any non-cash distribution, the number of outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the non-cash distribution.

See "Risk Factors – Risks Relating to the Fund's Structure and Securities".

Investments of the Fund

The Fund is restricted to investing in any securities or property comprising or relating to pipeline or other energy facilities and the operations of businesses relating thereto, or taking any other action or making any investment which would not prevent the Trust Units from qualifying as units of a "unit trust" or a "mutual fund trust" under the Tax Act or would not result in the Trust Units being disqualified for investments under Exempt Plans or being "foreign property" under the Tax Act.

Cash Distributions

The amount of cash distributions to the Unitholders annually shall be equal to the interest and repayments of principal on the PPC Notes accruing to the Fund and dividends and repayments of capital on the PPC Shares or other securities received by the Fund in the year, less administrative expenses of the Fund and amounts which may be paid by the Fund in connection with any cash redemptions of Trust Units. Any income of the Fund which is applied to any cash redemptions of Trust Units or is otherwise unavailable for cash distribution will be distributed to Unitholders in the form of additional Trust Units. Such additional Trust Units will be issued pursuant to exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Fund intends to make monthly cash distributions to Unitholders based upon anticipated interest income of the Fund on the PPC Notes, less estimated amounts required for the payment of expenses and assuming there are no cash redemptions of Trust Units. The Fund will also include in its monthly distributions cash dividends, repayments of principal on the PPC Notes and repayments of capital on the PPC Shares, if any, received from PPC. Each Unitholder's share of the cash distributions is his or her proportionate share based on the number of Trust Units held by such Unitholders as compared to the total outstanding Trust Units. Monthly distributions are due and payable to Unitholders of record on each Record Date (currently the last day of each month) and are to be paid on or about the 15th day of the following month without interest or penalty.

Redemption Right

Trust Units are redeemable at any time at the option of the holders thereof. As the Trust Units are issued in "book entry only" form, a Unitholder who wishes to exercise the redemption right is required to obtain a redemption notice from his or her investment dealer who is required to deliver the completed redemption notice form to the Fund. Upon receipt of the redemption request by the Fund, all rights of the holder with respect to the Trust Units tendered for redemption shall cease and the holder thereof shall only be entitled to receive a price per Trust Unit ("**Cash Redemption Price**") equal to the lesser of: (i) 95% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the ten trading day period commencing immediately after the date on which the Trust Units were surrendered for redemption (the "**Redemption Date**"); and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading on the Redemption Date.

For the purposes of this calculation, "market price" will be an amount equal to the weighted average trading price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market cannot provide a weighted average trading price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the "market price" shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the ten trading days, the "market price" shall be the simple average of the following prices established for each of the ten trading days: (i) the average of the bid and ask prices of the Trust Units for each day on which there was no trading; (ii) the weighted average trading price of the Trust Units for each day that there was trading if the exchange or market provides a weighted average trading price; and (iii) the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "closing market price" shall be: (i) an amount equal to the closing price of the Trust Units if there was a trade on the date; (ii) an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; or (iii) the average of the last bid and last ask prices of the Trust Units if there was no trading on the date.

The aggregate Cash Redemption Price payable by the Fund in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month, provided that the entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitations that: (i) the total amount payable by the Fund in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $250,000 (provided that such limitation may be waived at the discretion of PPC); (ii) at the time such Trust Units are tendered for redemption, the outstanding Trust Units shall be listed for trading on the TSX or traded or quoted on any other stock exchange or market which PPC considers, in its sole discretion, provides representative fair market value prices for the Trust Units; and (iii) the normal trading of Trust Units is not suspended or halted on any stock exchange on which the Trust Units are listed (or, if not listed on a stock exchange, on any market on which the Trust Units are quoted for trading) on the Redemption Date or for more than five trading days during the ten day trading period commencing immediately after the Redemption Date. See "Risk Factors – Risks Relating to the Fund's Structure and Securities – Market Value of Trust Units and other Fund Securities".

If a Unitholder is not entitled to receive cash upon the redemption of Trust Units as a result of the foregoing limitations, then the redemption price for such Trust Units shall be the fair market value thereof as determined by PPC taking into account any taxes payable by the Fund arising from such redemption. The redemption price shall, subject to any applicable regulatory approvals, be paid and satisfied by way of distribution *in specie* of a pro rata number of PPC Shares, PPC Notes (in integral multiples of $100) and other securities in additional businesses, if any, acquired by the Fund and from time to time outstanding. No fractional PPC Shares, PPC Notes or securities of other businesses, if any, will be distributed and, where the number of PPC Shares, PPC Notes or securities of other businesses, if any, to be received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number. The Fund shall be entitled to all interest paid or accrued and unpaid on the PPC Notes or other debt securities held by the Fund, if any, to all dividends declared and paid or declared payable on the PPC Shares or other shares held by the Fund, if any, on or before the date of the distribution *in specie*.

It is anticipated that the redemption right described above will not be the primary mechanism for Unitholders to dispose of their Trust Units. The PPC Shares and PPC Notes which may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any stock exchange, no market is expected to develop in such securities and such securities may be subject to resale restrictions under applicable securities laws. Such securities will not be qualified investments for trusts governed by an Exempt Plan. See "Risk Factors – Risks Relating to the Fund's Structure and Securities – Investment Eligibility and Tax Issues".

Meetings of Unitholders

The Declaration of Trust provides that annual meetings of Unitholders must be held on or before June 30 of each year, at which Unitholders shall appoint the PPC Directors and the auditors of the Fund and PPC. The Declaration of Trust provides that Unitholders may pass resolutions that bind the Trustee or the Fund with respect to: (i) the appointment or removal of a Trustee; (ii) the appointment or removal of auditors of the Fund; (iii) the election of the PPC Directors; (iv) the approval of amendments to the Declaration of Trust (except as described under " – Amendments to the Declaration of Trust" below); (v) the appointment of an inspector to investigate the performance of the Trustee or PPC regarding the Fund; (vi) the sale of all or substantially all of the assets of the Fund (other than as part of an internal reorganization); (vii) the termination of the Fund; (viii) amendments to or renewals of the Administration Agreement; and (ix) matters which require securityholder approval pursuant to securities laws or stock exchange rules applicable to the Fund. The resolutions in items (iv), (vi) and (vii) must be passed by Extraordinary Resolution while the other items require the approval of a majority of votes cast at a meeting of Unitholders. Additionally, the matters described below under " – Exercise of Voting Rights Attached to PPC Shares" below must be passed by an Extraordinary Resolution of Unitholders.

A special meeting of Unitholders may be called at any time by the Trustee and must be convened if requisitioned by the holders of not less than 5% of the Trust Units then outstanding (not including Trust Units beneficially owned by PPC) by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at such meeting.

Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two or more individuals present in person either holding personally or representing by proxy in the aggregate at least 10% of the outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Exercise of Voting Rights Attached to PPC Shares

The Declaration of Trust provides that the Trustee shall not authorize, either by agreement or by voting its PPC Shares:

(i) any amendment to the articles of PPC to add or change any restriction on the business of PPC or change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of shares of PPC;

(ii) any sale, lease or exchange of all or substantially all of the property and undertaking of PPC except in the ordinary course of business of PPC or as part of an internal reorganization of that corporation and any one or more of its wholly-owned subsidiaries;

(iii) any matter which, under the ABCA or such other legislation as may at the relevant time govern PPC, requires the sanction of a special resolution of the shareholders of PPC;

(iv) any amalgamation or other merger of PPC with any other corporation, except one or more direct or indirect wholly-owned subsidiaries of PPC; or

(v) any amendment to the Declaration of Trust (other than as described below under " – Amendments to Declaration of Trust") or the Governance Agreement;

without the authorization of the Unitholders by Extraordinary Resolution at a meeting of Unitholders called for that purpose.

Limitation on Non-Resident Ownership

Generally speaking, in order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada ("**non-residents**") within the meaning of the Tax Act. Accordingly, the Declaration of Trust provides that at no time may non-residents be the beneficial owners of a majority of the Trust Units. If the Fund's transfer agent or the Trustee becomes aware that the beneficial owners of 49% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Fund's transfer agent or Trustee may make a public announcement thereof and the Fund's transfer agent shall not accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration satisfactory to the Trustee that the beneficial owner is not a non-resident. If, notwithstanding the foregoing, the Fund's transfer agent or the Trustee determines that a majority of the Trust Units are held by non-residents, the Fund's transfer agent may, or the Trustee may cause the Fund's transfer agent to, send a notice to non-resident Unitholders, chosen in inverse order to the order of acquisition or registration or in such other manner as the Fund's transfer agent or the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof to a Canadian resident within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Fund's transfer agent with satisfactory evidence that the beneficial owners are not non-resident within such period, the Fund's transfer agent may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of such sale upon surrender of the certificates representing such Trust Units. Pursuant to the Administration Agreement, the Trustee has delegated the monitoring of the status of the Trust Units as eligible investments for Exempt Plans to PPC.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended from time to time by Extraordinary Resolution. The Trustee may, without the approval of the Unitholders, authorize certain amendments to the Declaration of Trust, including amendments:

(i) for the purpose of ensuring continuing compliance with the applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustee or the Fund;

(ii) which, in the opinion of the Trustee, provides additional protection for the Unitholders;

(iii) not inconsistent with the Declaration of Trust, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions that are, in the opinion of the Trustee, necessary or desirable and not materially prejudicial to the rights of Unitholders; or

(iv) which, in the opinion of the Trustee, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation law.

Termination of the Fund

The Fund has been established for a term ending 21 years after the date of the death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on September 4, 1997. The Declaration of Trust requires the Trustee to commence to wind-up the affairs of the Fund not more than two years prior to the end of the term of the Fund. In addition, at any time prior to the expiry of the term of the Fund, the Unitholders may pass an Extraordinary Resolution to terminate the Fund at any meeting of Unitholders called for such purpose, following which the Trustee is obligated to commence to wind-up the affairs of the Fund.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the offer on the terms offered by the offeror.

Reporting to Unitholders

The Fund will furnish to the Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation. PPC has undertaken to provide the Fund with: (i) a report of any material change that occurs in its affairs in form and content that it would file with applicable regulatory authorities if it were a reporting issuer, and (ii) all financial statements that it would be required to file with applicable regulatory authorities if it were a reporting issuer under applicable securities laws. All such reports and statements will be provided to the Fund in a timely manner so as to permit the Fund to comply with the continuous disclosure requirements relating to reports of material changes in its affairs and the delivery of financial statements as required under applicable securities laws. Prior to each meeting of Unitholders, the Fund will provide the Unitholders with information similar to that required to be provided to shareholders of an ABCA company along with notice of such meeting.

Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan

The Fund has instituted a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "**Plan**"), which provides Unitholders of the Fund the opportunity to either receive a cash payment equal to 102% of the cash distribution otherwise payable by Pembina or accumulate additional Trust Units at a 5% discount to an average market price. Participants may also purchase additional Trust Units by investing additional sums within the limits and subject to the terms of this Plan. The Plan provides an efficient way for the Fund to issue additional equity to existing Unitholders. Pembina will determine, for each distribution payment date, the amount of new equity or premium cash payments, if any, that will be made available under the Plan on that date. For additional information, see "Investor Relations - DRIP" on the Fund's website at www.pembina.com.

Convertible Debentures

On December 4, 2001, the Fund issued $87.5 million of 7.5% convertible unsecured subordinated debentures maturing on June 30, 2007. These debentures may be converted at the option of the holder at a conversion price of $10.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund after June 30, 2005. The Fund may, at its option, elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units. As at December 31, 2006, $15.6 million principal amount of these debentures were outstanding.

On June 19, 2003, the Fund issued $220.0 million of 7.35% convertible unsecured subordinated debentures maturing on December 31, 2010. These debentures may be converted at the option of the holder at a conversion price of $12.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund after June 30, 2006. The Fund may, at its option, elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units. As at December 31, 2006, $64.4 million principal amount of these debentures were outstanding.

Payments of interest and, as required, repayment of principal on the Convertible Debentures rank in priority to the payment of cash distributions by the Fund to Unitholders. For additional information regarding the Convertible Debentures, see Note 8 to the Fund's audited consolidated financial statements for the year ended December 31, 2006.

Credit Ratings

Dominion Bond Rating Service Limited

The Fund has been assigned an STA-2 (low) stability rating from Dominion Bond Rating Service Limited ("**DBRS**") that DBRS reconfirmed in December 2006. In December 2006, DBRS confirmed its ratings of "BBB high" on Pembina's senior secured debt and "BBB" on Pembina's senior unsecured debt.

DBRS's stability ratings consider seven main factors: operating and industry characteristics, asset quality, financial flexibility, diversification, size and market position, sponsorship/governance, and growth. Stability ratings provided an indication of both the stability and sustainability of distributions per unit of the Fund, in a scale ranging from STA-1 to STA-7, with STA-1 representing the highest rating possible, and STA-7 the lowest. Each rating category is refined into further subcategories of high, middle, and low, providing a total of 21 possible rating categories. Income funds rated at STA-2 are considered to have very good distributions per unit stability and sustainability.

Standard & Poor's

The Fund was assigned an SR-2 stability rating from Standard and Poor's ("**S&P**") on January 15, 2007. S&P confirmed its "BBB" long-term corporate credit rating on PPC and "BBB plus" senior debt rating and "BBB" senior unsecured debt rating in August 2006, all with a stable outlook. S&P categorized the Convertible Debentures as debt for rating purposes.

According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on such obligations than on obligations in the 15 higher rating categories. The ratings from AA to B may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

S&P stability ratings provide an indication of both the stability and sustainability of distributable cash flow of the Fund, in a scale ranging from SR-1 to SR-7, with SR-1 representing the highest rating possible, and SR-7 representing the lowest rating possible. Income trusts rated at SR-2 are considered to have very good distributable cash flow stability and sustainability.

The ratings on PPC reflect S&P's Ratings Services' consolidated assessment of the credit profile of both PPC and the Fund. S&P views PPC and the Fund as co-dependent, and the credit risk profiles are further linked by the existence of material intercorporate transactions. The ratings on PPC, therefore, reflect the consolidated business and financial risk of the Fund as a whole.

These security ratings are not recommendations to buy, sell or hold those securities and may be subject to revision or withdrawal at any time by DBRS or S&P.

DESCRIPTION OF PPC AND OTHER OPERATING SUBSIDIARIES

Pembina Pipeline Corporation

Share Capital of PPC

The authorized capital of PPC consists of an unlimited number of common shares. The Fund owns all of the issued and outstanding common shares of PPC. Each common share entitles its holder to receive notice of and to attend all meetings of shareholders of PPC and to one vote at such meetings, subject to the Fund's right to vote 100% of the PPC Shares at any time it owns at least 25% of such shares. See "Directors and Officers –Governance Agreement". The holders of the common shares are, at the discretion of the PPC Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the PPC Directors on the shares.

PPC Notes Issued to the Fund

PPC has issued certain unsecured, subordinated PPC Notes to the Fund at various interest rates, with interest on each payable monthly on each Record Date. PPC may defer, for a period of up to 12 months, payment of interest on the PPC Notes to the extent that its earnings before interest, taxes, depreciation and amortization are inadequate to pay the interest on the PPC Notes. The PPC Notes mature in 2027.

On or about October 24, 2017, and from time to time thereafter, the holder of the PPC Notes (currently being only the Fund), together with the PPC Directors, will review PPC's facilities and pipeline operations, the economic conditions relating to the pipeline industry and the business prospects of PPC. If this review, in the opinion of the holders of the PPC Notes and the PPC Directors, indicates that it is unlikely that the indebtedness of PPC evidenced by the PPC Notes could be refinanced on the same terms and conditions upon maturity of the PPC Notes, then PPC will commence principal repayments on the PPC Notes such that the PPC Notes will be fully repaid upon maturity. In that event, PPC's available cash will be utilized to the extent required to fund such repayments in lieu of dividends on the PPC Shares.

The PPC Notes are unsecured debt obligations of PPC, are subordinate in right of payment to all secured debt of PPC and are also subordinate to all other debt of PPC that is unsecured but not expressly subordinated to the PPC Notes. **As a result, interest and principal payments from PPC to the Fund on the PPC Notes (and, as a result, distributions from the Fund to Unitholders) are subordinate to and rank behind in priority to payments to third party lenders to PPC.** See "Risk Factors – Risks Relating to the Fund's Structure and Securities – Debt Service" and "Risk Factors – Risks Relating to the Fund's Structure and Securities – Financial Leverage and Prior Ranking Indebtedness".

The following items constitute an event of default under the PPC Notes: (i) default in payment of the principal of the PPC Notes when due; (ii) the failure to pay the interest obligations of the PPC Notes when due, subject to the deferral of interest referred to above; (iii) default on any senior indebtedness for borrowed money; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership, general assignment for the benefit of creditors, or proceedings with respect to a compromise or arrangement under the *Companies' Creditors Arrangement Act* (Canada); (v) the taking of possession by an encumbrancer of all or substantially all of the property of PPC; (vi) ceasing to carry on in the ordinary course the business of PPC; (vii) default in performing any material lease, licence or other agreement whereby any material property or rights of PPC may be forfeited or terminated; and (viii) default in the observance or performance of any other covenant or condition of the PPC Notes and the continuance of such default for a period of 30 days after notice in writing has been given by the holder to PPC specifying such default and requiring PPC to rectify the same.

PPC's Credit Facilities and Senior Notes

PPC has available to it credit facilities with a syndicate of Canadian chartered banks. As of December 31, 2006, PPC had unsecured credit facilities in the aggregate amount of $260 million consisting of a $230 million revolving credit facility and a $30 million unsecured operating line of credit, of which approximately $10.7 million was drawn. PPC's revolving credit facility currently has a term expiring July 24, 2011 with no repayments due over the term.

Additionally, as of December 31, 2006, PPC had outstanding $92.7 million of the $100 million principal amount of Secured Senior Notes originally issued in July 2002, $175 million of Unsecured Senior Notes originally issued in June 2004, $75 million Floating Rate Senior Notes originally issued in June 2004 and $200 million of Series C Senior Notes originally issued in September 2006. Payments with respect to the credit facilities and the Senior Notes rank in priority to payments made from PPC to the Fund, and, as a result, distributions from the Fund to Unitholders and payments of interest and, as required, repayment of principal by the Fund on the Convertible Debentures. The terms for both of the credit facilities and the Senior Notes are summarized in the Fund's management's discussion and analysis for the year ended December 31, 2006 and in Note 7 to the audited consolidated financial statements of the Fund for the year ended December 31, 2006. See "Risk Factors – Risks Relating to the Fund's Structure and Securities – Debt Service".

Capital Expenditures

PPC may approve and fund capital expenditures, however, all capital expenditures in excess of $20 million for a specific project must be approved by the PPC Directors. Maintenance capital expenditures are generally funded from available cash while ongoing pipeline development, material expansions and acquisitions of pipelines or other assets, including new connections to the system or for the provision of additional system storage capacity, will be funded primarily by borrowing by PPC or issuance of additional Trust Units or other securities by the Fund. See "Risk Factors – Risks Relating to the Fund's Structure and Securities – Additional Financing and Capital Resources".

Distribution Policy of PPC

PPC pays interest on (and in certain circumstances, repays principal of) the PPC Notes and distributes all of its remaining available net cash flow from its operations to the Fund, subject to applicable law and to PPC retaining appropriate working capital reserves, satisfying its financing covenants, making loan payments and, if applicable, establishing reclamation and maintenance capital expenditure reserves. At the end of each month, the PPC Directors determine whether PPC has sufficient cash to declare a dividend for that month, to return capital on the PPC Shares or to repay principal on the PPC Notes and, if so, what the amount of any such payment will be. The decision of what amount, if any, to declare as a dividend, to repay as principal or to return as capital is based on the prevailing circumstances at the relevant time, including both current and anticipated operating cash flow, debt service costs and capital expenditure and working capital requirements. The distribution policy represents the present intention of PPC and is not legally binding upon the PPC Directors.

Other Operating Subsidiaries

Pembina's interests in its pipeline systems and other assets are held in several partnerships and limited partnerships, all of which are, directly or indirectly, wholly-owned by the Fund and PPC. See "Structure of the Fund – Structure". The cash generated from the operations of such entities is paid to PPC through partnership distributions and other payments, for subsequent payment (following the determination of the PPC Directors as to the payment amounts, as described above) by PPC to the Fund and the Fund to Unitholders.

RISK FACTORS

The following information is a summary only of certain risk factors relating to Pembina or an investment in securities of the Fund or its subsidiaries and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form.

Risks Relating to the Fund's Structure and Securities

Proposed Taxation of Income Trusts

As described above under "General Development of the Fund — Developments in 2006 — Other Matters — Federal Government Pronouncements on Income Trusts", on October 31, 2006 the Canadian federal government announced the Income Trust Tax Proposals to generally tax such income trusts at the same tax rate as Canadian corporations, and draft legislation to implement these proposals was released in December 2006. On March 19, 2007 the Government released the 2007 Federal budget. The budget did not include any revised draft legislation related to the Income Trust Tax Proposals, however, the budget did include a statement confirming the Government's intention to proceed with these proposals, as modified to take into account consultations and deliberations. At this time, the draft legislation to give effect to the Income Trust Tax Proposals has not yet been introduced into the Canadian House of Commons and therefore has not been approved or declared in force by the Canadian government. Accordingly, Pembina is unable to determine the timing of when the proposed legislation could be passed in the Canadian Parliament, if at all, and it is uncertain as to what form, if any, changes in Canadian income tax laws will take as a result of such proposal. If implemented in their current or an alternative form, the Income Trust Tax Proposals could have a significant effect on the Fund and Unitholders, including, among other things:

- the Fund may be required to pay taxes, or higher amounts of taxes, in the future or in years earlier than it would under existing tax laws, which could decrease the amount of cash distributions available to Unitholders;
- the ongoing structure of the Fund and its subsidiaries is uncertain, including whether the Fund and its subsidiaries will continue to operate under the income trust model or convert to another model, including a corporate form, as are the tax implications to the Fund, its subsidiaries and its Unitholders as a result of any change on the Fund's structure;
- the ability of the Fund to pay monthly cash distributions and the amount of such distributions could be adversely affected;
- future income tax liability in the Fund's consolidated financial statements may increase to reflect temporary timing differences between the accounting and tax bases of the Fund's assets and liabilities, which Pembina understands would likely be reflected as a non-cash charge to the Fund's consolidated statement of income, although at this time any potential increase is unlikely to be material;
- although at the current time, Pembina does not expect the proposed tax on income trusts to impact Pembina's debt covenants which reference "EBITDA" (as it is measured before taxes), the proposed tax may nonetheless impact other of Pembina's debt covenants and reduce Pembina's borrowing capacity in that regard;
- the Fund's ability to raise capital may be restricted due to the market's reaction to the proposed tax, the related changes to the Fund's accounting, and the ongoing uncertainty concerning the Fund's future structure and business strategy;
- the trading price and liquidity of the Trust Units may be adversely affected; and

- certain Unitholders (including most particularly Unitholders that are tax-deferred or non-residents of Canada) may suffer adverse tax consequences.

Furthermore, the "normal growth" safe harbour guidance announced by the Department of Finance on December 15, 2006 are administrative in nature and are not law and therefore can be revised without an Act of the Canadian Parliament. See "General Development of the Fund – Developments in 2006 – Other Matters – Federal Government Pronouncements on Income Trusts". Therefore, no assurance can be provided that such safe harbour provisions will remain in effect in the current form or that the Fund will not be subject to the proposed tax on income trusts (if any) prior to 2011.

Limited Purpose Trust and Reliance on Pembina's Operations

The Fund is a limited purpose trust which is entirely dependent upon the operations and assets of PPC and its other operating subsidiaries through the Fund's ownership of the securities of, and debt instruments issued by, those subsidiaries. PPC's income is received from its pipeline and other energy infrastructure businesses and is susceptible to the risks and uncertainties associated with those industries, as well as the oil and gas industry which Pembina's operations serve. If the net cash flow generated by Pembina's businesses and operations declines, the ability of Pembina to continue to generate cash flow for distribution by the Fund to Unitholders may be adversely affected. See " – Risks Inherent in Pembina's Business" below.

Variability of Cash Distributions

Distributions by the Fund to Unitholders may fluctuate and there can be no assurance regarding the amounts thereof. The actual amount of the cash distributions will depend upon the underlying operations and business of the Fund's operating subsidiaries, including operating cash flow, general and administrative costs, debt service costs, taxes, capital expenditures, reclamation reserves, if any, and working capital requirements. Future cash flows generated by additional assets acquired by Pembina may not be similar to those generated by its existing assets and may not generate sufficient cash flows to allow the Fund to maintain consistent distributions to Unitholders over an extended period of time. Payments by Pembina's customers to Pembina, or from the Fund's operating subsidiaries to the Fund, may be delayed or reduced by restrictions imposed by lenders, disruptions in service or oilfield operations, or the ability of PPC to delay interest payments on the PPC Notes for up to twelve months in certain circumstances. Such factors may inhibit the Fund's ability to make monthly cash distributions to Unitholders.

Dependence Upon the Operations of PPC and Other Subsidiaries

The Fund is, at present, entirely dependent upon the operations and assets of PPC, and the Fund's other indirect wholly-owned operating subsidiaries, through the Fund's ownership of the PPC Shares and of the PPC Notes. Accordingly, the ability to make distributions to the holders of Trust Units and to pay obligations under the Convertible Debentures, including interest and principal, will be dependent upon the ability of PPC to pay interest on or principal of the PPC Notes (or other debt instruments issued by PPC or other operating subsidiaries to the Fund), and to declare and pay dividends or repay capital in respect of the PPC Shares. Such payments on the PPC Notes, and any other debt instruments issued by PPC or other operating subsidiaries to the Fund, are subordinated to the obligations under PPC's credit facilities and the Senior Notes. See "Description of PPC and Other Operating Subsidiaries – Pembina Pipeline Corporation - PPC Notes Issued to the Fund".

Additional Financing and Capital Resources

The timing and amount of capital expenditures of Pembina directly affects the amount of cash distributions that are paid by the Fund to Unitholders. Future acquisitions, expansions of Pembina's pipeline systems and midstream operations and other capital expenditures will be financed from sources such as cash generated from operations, the issuance of additional Trust Units or other securities of the Fund, and borrowings. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made. There can be no assurance that sufficient capital will be available on terms acceptable to Pembina, or at all, to make additional investments, fund future expansions or make other required capital expenditures. To the extent that external sources of capital, including the issuance of additional Trust Units or other securities or the availability of additional credit facilities, becomes limited or unavailable, the ability of Pembina to make the necessary capital investments to maintain or expand its operations and to invest in assets, as the case may be, will be impaired. To the extent Pembina is required to use cash flow to finance capital expenditures or acquisitions, the level of cash distributions to Unitholders of the Fund may be reduced.

Debt Service

PPC and the Fund's other subsidiaries are permitted to borrow funds to finance the purchase of pipeline and other energy infrastructure assets, to fund capital expenditures and other financial obligations or expenditures in respect of those assets and for working capital purposes. Amounts paid in respect of interest and principal on debt incurred in respect of those assets reduce the amount of cash paid, directly or indirectly, by PPC and the Fund's other operating subsidiaries to the Fund. See "Description of PPC and Other Operating Subsidiaries – Pembina Pipeline Corporation – PPC's Credit Facilities and Senior Notes". Variations in interest rates and scheduled principal repayments, if required under the terms of the credit facilities or Senior Notes, could result in significant changes in the amount required to be applied to debt service before payments of cash by PPC or other operating subsidiaries to the Fund, both of which could have detrimental effects on the amount of cash distributions paid by the Fund to Unitholders. Certain covenants contained in the agreements with PPC's lenders and Senior Noteholders may also limit such payments to the Fund. Although Pembina believes the existing credit facilities are sufficient for its immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of Pembina or that additional funds will be able to be obtained.

The holders of the Secured Senior Notes have been provided with security over substantially all of the assets of Pembina, as well as certain guarantees and subordination agreements. The lenders under Pembina's unsecured credit facilities and other two classes of Senior Notes have also been provided with similar guarantees and subordination agreements. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, payments to all of the lenders will rank in priority to payments made by PPC to the Fund, and subsequent payments made by the Fund to Unitholders and holders of Convertible Debentures.

Payments by PPC to the Fund are prohibited during a default or event of default under the credit facilities or the Senior Notes. Distributions on the PPC Shares and payments on the PPC Notes, which are unsecured, are specifically subordinate to the credit facilities and the Senior Notes, which will restrict the ability of PPC to make such payments to the Fund, and therefore limit the cash distributions of the Fund that may be paid to Unitholders and holders of Convertible Debentures, during a default or event of default under any of the credit facilities or the Senior Notes.

PPC, on a consolidated basis, is also required to meet certain financial covenants under the credit facilities and the Senior Notes and is subject to customary restrictions on its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.

PPC may manage the risk associated with fluctuations in interest rates by entering into interest rate swap transactions from time to time. See Note 16 to the Fund's audited consolidated financial statements for the year ended December 31, 2006. To the extent that PPC engages in such risk management activities, they will be subject to credit risks associated with counterparties with which they contract.

Furthermore, the payment of interest and, as required, repayment of principal on the Convertible Debentures rank in priority to the payment of cash distributions by the Fund to Unitholders and as a result cash distributions to Unitholders may be reduced where significant amounts are required to service the payment obligations on the Convertible Debentures.

Financial Leverage and Prior Ranking Indebtedness

Current or future borrowings will increase the level of financial risk to Pembina and, to the extent that the interest rates are not fixed or that borrowings are refinanced at different rates, will increase the sensitivity of cash distributions paid by the Fund to interest rate variations. The Trust Units are effectively subordinate to all other indebtedness of Pembina, including to any indebtedness to or claims of trade creditors of Pembina. See "Description of PPC and Other Operating Subsidiaries – Pembina Pipeline Corporation – PPC Notes Issued to the Fund".

Potential Sales of Additional Securities of the Fund and Dilution to Existing Unitholders

The Fund may issue additional Trust Units, Convertible Debentures or other securities in the future to finance certain of Pembina's capital expenditure requirements or for other purposes, which may dilute a Unitholder's cash distributions per Trust Unit. The Declaration of Trust permits the Fund to issue an unlimited number of Trust Units or other securities of the Fund without the approval of Unitholders. The Unitholders will have no pre-emptive rights in connection with such additional issues. The responsibility of determining the price and the terms of issue of additional Trust Units or other securities of the Fund has been delegated to PPC, subject to the supervision of the PPC Directors. See "Description of the Fund and the Trust Units – Declaration of Trust – Trust Units and Other Securities of the Fund".

Nature of Trust Units

The Trust Units do not represent a traditional investment in the pipeline or energy infrastructure industry and should not be viewed by investors as shares in a pipeline or energy infrastructure company. Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. Trust Units are dissimilar to debt instruments in that there is no principal amount owing to Unitholders. The Trust Units are not obligations of, or interests in, any person other than the Fund. The Fund's sole assets are investments in its operating subsidiaries. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions, and the Fund and its Unitholders may not be in a position to benefit from or utilize insolvency or restructuring legislation to the same extent as if the Fund were a corporation. The Fund's sole assets will be investments which a mutual fund trust is permitted to make pursuant to the Tax Act (currently being securities and notes issued by the Fund's operating subsidiaries) and related contractual rights. The market price per Trust Unit is a function of anticipated cash distributions of the Fund, the value of the assets acquired by Pembina and the ability to effect long-term growth in the value of the Fund, and in part, is sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of Pembina to acquire and maintain suitable pipeline and energy infrastructure assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

Market Value of Trust Units and Other Securities

Pembina cannot predict at what price the Trust Units, Convertible Debentures or other securities issued by the Fund will trade in the future. Trust Units, Convertible Debentures and other securities of the Fund will not necessarily trade at values determined solely by reference to the underlying value of Pembina's assets. One of the factors that may influence the market price of such securities is the annual yield on the Trust Units and the Convertible Debentures. An increase in market interest rates may lead purchasers of Trust Units or Convertible Debentures to demand a higher annual yield and this could adversely affect the market price of the Trust Units or Convertible Debentures. In addition, the market price for the Trust Units and the Convertible Debentures may be affected by changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond the control of Pembina.

Changes in Legislation

In addition to the risks described under " - Proposed Taxation of Income Trusts" above, there can be no assurance that income tax laws (including those under the Tax Act relating to the status of mutual fund trusts), regulatory and environmental laws or policies and government incentive programs relating to the pipeline or oil and natural gas industry, will not be changed in a manner which adversely affects the Fund or its Unitholders or other securityholders. Additionally, legislation may be implemented to limit the investment in income funds and royalty trusts by certain investors or to change the manner in which these entities are taxed. The Canadian Tax Act and the tax treaties between Canada and other countries may impose additional withholding or other taxes on the cash distributions or other property paid by the Fund to Unitholders who are not residents of Canada, and these taxes may change from time to time. Tax authorities having jurisdiction over the Fund or the Unitholders may disagree with how Pembina calculates its income for tax purposes or could change administrative practices to Pembina's detriment or the detriment of its Unitholders.

Investment Eligibility and Tax Issues

Pembina will endeavour to ensure that the Trust Units and the Convertible Debentures continue to constitute "qualified investments" for trusts governed by Exempt Plans under the Tax Act. Although the Fund currently qualifies, and intends to continue to qualify, as a "mutual fund trust" under the Tax Act, if the Fund ceases to qualify as a "mutual fund trust", the Trust Units and Convertible Debentures will cease to be "qualified investments" for Exempt Plans. Where, at the end of any month, an Exempt Plan holds Trust Units that are not "qualified investments", the Exempt Plan must, in respect of the month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units and/or Convertible Debentures at the time the Trust Units and/or Convertible Debentures were acquired by the Exempt Plan. The annuitant under an Exempt Plan could also be subject to penalty taxes in such a case. In addition, if the Fund ceases to qualify as a "mutual fund trust", the Fund will then be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Fund may have adverse income tax consequences for Unitholders and other securityholders of the Fund. One of the ways in which the Fund could potentially cease to qualify as a "mutual fund trust" would be if non-residents of Canada within the meaning of the Tax Act were to become the beneficial owners of a majority of the Trust Units. There can be no assurance that income tax laws and the treatment of mutual fund trusts will not be changed in a manner which may adversely affect Unitholders or holders of Convertible Debentures. See " – Proposed Taxation of Income Trusts" and " – Changes in Legislation" above and "General Development of the Fund — Developments in 2006 — Other Matters — Federal Government Pronouncements on Income Trusts".

Although Pembina is of the view that all expenses to be claimed by the Fund, PPC and the Fund's other operating subsidiaries will be reasonable and deductible and that the cost amount and capital cost allowance claims of such entities' depreciable properties will have been correctly determined, there can be no assurance that the Canada Revenue Agency ("**CRA**") will agree. If the CRA successfully challenges the deductibility of any such expenses or the correctness of such cost amounts or capital cost allowance claims, the return to Unitholders may be adversely affected.

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Fund or its obligations and affairs or with respect to any act or omission of the Trustee or any other person, nor shall any Unitholder be liable to indemnify the Trustee or any other person with respect to such liabilities, and that only the Fund's assets shall be available to satisfy claims against the Fund. In the event that a court determines Unitholders are subject to any such liabilities, the judgement in respect of such liabilities will be enforceable only against, and will be satisfied only out of the Unitholder's share of the Fund's assets. The Declaration of Trust also provides that the Fund, the Trustee and PPC shall use all reasonable efforts to ensure that all obligations or liabilities of the Fund contain a provision to the effect that neither the Unitholders nor the Trustee have any personal liability or obligations in respect thereof. Notwithstanding the terms of the Declaration of Trust, because of uncertainties in the law relating to investment trusts, Unitholders may not be protected from liabilities of the Fund to the same extent that a shareholder is protected from liabilities of a corporation.

Effective July 1, 2004 the *Income Trusts Liability Act* (Alberta) was proclaimed in force. The legislation creates a statutory limitation on the liability of unitholders of Alberta income trusts such as the Fund. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation comes into effect. The legislation does not affect the liability of unitholders with respect to any act, default, obligation or liability that arose before July 1, 2004 and there is no assurance that such legislation will eliminate all risk of Unitholder liability.

In conducting its affairs, the Fund will assume certain existing contractual obligations and may have to do so in the future. Although Pembina will use reasonable efforts to have any contractual obligations modified so as not to have such obligations binding upon any of the Unitholders personally, it may not obtain such modification in all cases, or such modification may not operate to avoid Unitholder liability in all cases. To the extent that any claims under such contracts are not satisfied by the Fund, there is a risk that a Unitholder may be held personally liable for obligations of the Fund where the liability is not disavowed, as described above.

Personal liability may also arise in respect of claims against the Fund that do not arise under contract, including claims in tort, claims for taxes and possibly other statutory liabilities. Pembina intends to cause the activities of the Fund to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent they deem practicable, any material risk of liability on the Unitholders for claims against the Fund. Most insurance policies will have exclusions for certain environmental or other liabilities.

Based on the foregoing and considering the nature of the Fund's activities, that it intends to comply with all environmental regulations relating to its assets and the insurance policies which it holds, the possibility of any personal liability of this nature arising is considered remote, particularly where the beneficiaries are not controlling the day-to-day activities of the Fund and there is no direct contact between the beneficiaries of the Fund and parties who contract with the Fund, each of which conditions is satisfied in the case of the Fund and its Unitholders.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for holders of Trust Units to liquidate their investment. Cash distributions are subject to limitations and there can be no assurance the Fund will be in a position to redeem Trust Units for cash when requested to do so. Any PPC Notes and PPC Shares which may be distributed *in specie* to holders of Trust Units in connection with a redemption will not be listed on any stock exchange and no market is expected to develop for PPC Notes and PPC Shares. Any PPC Notes which may be distributed may not be qualified investments for trusts governed by an Exempt Plan. PPC Shares which may be distributed may not be qualified investments for trusts governed by such Exempt Plans, depending on the law existing at the time of the distribution. In addition, there may be resale restrictions imposed by law upon the recipients of PPC Shares and PPC Notes pursuant to the redemption right. See "Description of the Fund and the Trust Units – Declaration of Trust – Redemption Right".

Risks Inherent in Pembina's Business

Reserves Replacement and Demand for Crude Oil and NGLs

Pembina's conventional pipeline tariff revenues are based upon a variety of tolling arrangements, including "deliver or pay" contracts, cost of service arrangements and market-based tolls. As a result, certain pipeline tariff revenues are heavily dependent upon throughput levels of crude oil, NGLs and condensate. Future throughput on Pembina's crude oil and NGLs pipelines and replacement of oil and gas reserves in the service areas will be dependent upon the success of producers operating in those areas in exploiting their existing reserve bases and exploring for and developing additional reserves. Without reserve additions, or expansion of the service areas, throughput on such pipelines will decline over time as reserves are depleted. In addition, as oil and gas reserves are depleted or if product prices for crude oil, condensate and NGLs decline, production costs may increase relative to the value of the remaining reserves in place, causing producers to shut-in production, seek out lower cost alternatives for transportation, or pressure Pembina to reduce the effective tariffs.

Over the long term, Pembina's business will depend, in part, on the level of demand for crude oil, condensate, NGLs and natural gas in the markets served by the crude oil and NGL pipelines in which Pembina has an interest. Pembina cannot predict the impact of future economic conditions on the energy and petrochemical industries which in turn would affect the demand for crude oil, condensate, NGLs and natural gas. Oil, NGLs and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas regions, all of which are beyond Pembina's control.

Environmental Costs and Liabilities

The operation of Pembina's pipeline systems and midstream assets are subject to Canadian federal and Alberta and British Columbia provincial laws and regulations relating to environmental protection and operational safety.

Although Pembina believes that the current operation of its pipeline systems and midstream assets is in compliance with all applicable environmental and safety regulations, risks of substantial costs and liabilities are inherent in oil and gas pipeline and midstream operations, and there can be no assurance that substantial costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to persons or property resulting from Pembina's operations, could result in significant costs and liabilities to Pembina. If Pembina was not able to recover the resulting costs through insurance or increased tariffs, cash flow available to make cash distributions to Unitholders and to service obligations under the Convertible Debentures would be adversely affected.

While Pembina maintains insurance in respect of damage caused by seepage or pollution in an amount it considers prudent and in accordance with industry standards, certain provisions of such insurance may limit the availability thereof in respect of certain occurrences unless they are discovered within fixed time periods, which typically range from 72 hours to seven days. Although Pembina believes it has adequate leak detection systems in place to monitor a significant spill of product, if Pembina is unaware of a problem or is unable to locate the problem within the relevant time period, insurance coverage may not be available.

Competition

Pembina is subject to competition from other pipelines and midstream service providers in its service areas as well as other transporters of crude oil and NGLs. The introduction of competing transportation alternatives into Pembina's service areas could potentially have the impact of limiting Pembina's ability to adjust tolls as it may deem necessary. Additionally, potential pricing differentials on the components of NGLs may result in these components being transported by competing gas pipelines.

Furthermore, if the Income Trust Tax Proposals are implemented as proposed, Pembina would effectively be taxed at a level similar to Canadian corporations, starting in 2011 (assuming Pembina does not violate the "normal growth" safe harbour provisions prior to such time). Therefore, Pembina's proposed bids for Canadian corporate and asset acquisitions may be affected and adjusted for the impact of the Income Trust Tax Proposals, and Pembina may not have the same competitive/cost of capital advantages with respect to corporate and asset acquisitions which income trusts have previously had. The Income Trust Tax Proposals may put Pembina at a competitive disadvantage to other industry participants such as pension resource corporations, U.S. flow through entities such as master limited partnerships and limited liability companies, and U.S. corporations that are able to minimize Canadian tax through the use of inter-company debt and cross-border tax planning.

Shipper Contracts

As described above, throughput on certain of Pembina's pipelines (in particular, the AOSPL System, the Horizon Pipeline and the Western System) is or will be governed by transportation contracts or tolling arrangements with various producers of petroleum products. Any default by counterparties under such contracts or any expirations of such contracts or tolling arrangements without renewal or replacement may have an adverse effect on Pembina's business. See "Description of Pembina's Business and Operations – Overview – Conventional Pipelines – B.C. Pipelines" and "Description of Pembina's Business and Operations – Industry Regulations and Tariffs".

Regulation

Legislation in Alberta and British Columbia exists to ensure that producers have fair and reasonable opportunities to produce, process and market their reserves. In Alberta, the AEUB, and in British Columbia, the BCUC, may, on application and following a hearing (and in Alberta with the approval of the Lieutenant Governor in Council), declare the operator of a pipeline a common carrier of oil or natural gas and, as such, must not discriminate between producers who seek access to the pipeline. Producers and shippers may also apply to the regulatory authorities for a review of tariffs, and such tariffs may then be regulated if it is proven that the tariffs are not just and reasonable. Applications by producers to have a pipeline operator declared a common carrier are usually accompanied by an application to have the tariffs set by the regulatory authorities. The extent to which regulatory authorities in such instances can override existing transportation or processing contracts has not been fully decided. The potential for direct regulation of tolls, other than for the provincially regulated B.C. Pipelines, while considered remote by

Pembina, could result in toll levels that are less advantageous to Pembina and could impair the economic operation of such regulated pipeline systems.

Abandonment Costs

Pembina is responsible for compliance with all applicable laws and regulations regarding the abandonment of its pipeline and other assets at the end of their economic life, and these abandonment costs may be substantial. The proceeds of the disposition of certain assets, including, in respect of certain pipeline systems, line fill, may be available to offset abandonment costs. However, it is not possible to predict abandonment costs since they will be a function of regulatory requirements at the time and the value of Pembina's assets, including line fill, may then be more or less than abandonment costs. Pembina may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available for distribution to Unitholders and to service obligations under the Convertible Debentures.

Operational Hazards

Pembina's operations are subject to the customary hazards of the pipeline transportation and oil and gas midstream business. The operations of Pembina's pipelines or midstream assets could be disrupted by natural disasters or other events beyond the control of Pembina. A casualty occurrence could result in the loss of equipment or life, as well as injury and property damage. Pembina carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences.

Environmental Regulation

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require participating countries, upon ratification, to reduce their emissions of carbon dioxide and other greenhouse gases. Canada ratified the Kyoto Protocol in late 2002. Additionally, the Canadian federal government is evaluating alternative proposals to reduce greenhouse gas emissions and implement more stringent environmental standards on Canadian industry. Although the Canadian federal government has not released details of any implementation plan, it has stated that it intends to limit greenhouse gas emissions and set emission reduction targets for the industry, which could result in increased capital expenditures and operating costs for Canadian producers, leading to a decrease in production and a resulting decrease in throughputs on Pembina's pipeline systems and adversely impacting Pembina's midstream operations. There can be no assurance that the implementation of more stringent environmental legislation will not have an adverse effect on Pembina's business.

Completion of the Horizon Pipeline

The Horizon Pipeline is currently under construction. While Pembina and Canadian Natural have worked closely to reduce the risk of any cost overruns there is no assurance such cost overruns will not occur. Pembina has risk in some of the costs of this expansion and Pembina's return on the Horizon Pipeline could be reduced if certain cost overruns occur. Pembina is not currently aware of any significant cost overruns at the date hereof. Pursuant to the provisions of the agreements between Canadian Natural and Pembina, Canadian Natural is not entitled to terminate the agreements relating to the Horizon Pipeline now that construction has commenced. See "General Development of the Fund – Developments in 2006 – Oil Sands Infrastructure – Horizon Pipeline".

Condensate Initiative

Pembina is currently in negotiations with prospective shippers for construction of a transport service that, if constructed, would transport condensate from a marine terminal in Kitimat, British Columbia to Prince George, British Columbia, at which point the condensate can access Pembina's network of local, regional and inter-provincial pipelines to reach a range of markets. See "General Development of the Fund – Developments in 2006 – Conventional Pipeline – Condensate Initiative". This new project is in the very early developmental stage and it has not yet been determined to be a viable project. There can be no assurance that this project will proceed at all and if it does, its success will be dependent on many factors including gaining the support and approval of varied group of stakeholders and regulatory boards, as well as managing construction costs.

Structural Integrity of the Storage Facility

The operation of the Storage Facility is subject to risks related to the nature of the salt caverns that are used to store ethylene. The salt caverns are subject to additional dissolution of salt through the normal operation of the Storage Facility. Pathways have developed between two caverns, causing Dow Canada, as the operator of the Storage Facility, to treat the caverns as a single large cavern. When caverns are connected in this way, they must be taken out of service together when the caverns are submitted for re-certification with the AEUB or when the caverns reach the end of their useful life.

A deterioration in the integrity of the caverns could cause disruptions to the operations of the caverns and reduce the storage capacity of the Storage Facility for an extended period of time. This could have a negative effect on the revenues of the Storage LP, and therefore the Fund. In addition, the Storage LP may be required to make capital expenditures to ameliorate any such deterioration in excess of the obligations of Dow Canada and NOVA Chemicals to contribute to capital expenses under the Storage Agreement.

Reliance on Facilities Connected to the Storage Facility; Force Majeure

The Storage Facility is connected to the sources and end users of ethylene by facilities including NOVA Chemicals' ethylene delivery system and the Cochin Pipeline. The operations of the Storage Facility are closely integrated with the operations of the ethylene delivery system. Any major disruption affecting these related facilities as a result of mechanical problems or damage would make it considerably more difficult to transport ethylene to and from the Storage Facility. Although the terms of the Storage Agreement require the Storage Facility's customers to pay for the storage of ethylene whether capacity is used or not, Dow Canada and NOVA Chemicals are entitled to make reduced payments under the Storage Agreement if the Storage Facility is not able to inject or withdraw ethylene at specified minimum rates. The effect on the business of the Storage LP of a major disruption to these input/output facilities are difficult to predict. A major disruption or shutdown of these facilities may make the continued operation of the Storage Facility infeasible or uneconomic over the long term.

Reliance on Dow Canada and NOVA Chemicals

Dow Canada and NOVA Chemicals are the principal customers of the Storage LP, and together accounted for approximately 95% of the usage of the Storage Facility in 2006. Further, Dow Canada performs important functions for the Storage LP under an operating agreement and a facilities agreement, and NOVA Chemicals is the owner and operator of the ethylene delivery system, whose operations are essential to the operations of the Storage Facility. If, for any reason, either of Dow Canada or NOVA Chemicals were not able to perform its obligations under the Storage Agreement or the other agreements with the Storage LP to which they are a party, the revenue and profits of the Storage LP and the ability of the Storage LP to operate the Storage Facility could be negatively affected. Pembina attempts to partially mitigate any potential losses in this respect through the use of business interruption insurance.

Regulations Affecting the Storage Facility

The maintenance, operation and eventual abandonment of the Storage Facility is subject to compliance with all regulatory and environmental requirements applicable to it, in particular, those enforced or overseen by the AEUB and Alberta Environment. Currently, the statutory requirement for the frequency of review and certification of the caverns by the AEUB is once every eight years. However, Dow Canada, as the operator of the Storage Facility has voluntarily submitted each cavern for the review and certification process of the AEUB once every five years. Pembina believes that the current maintenance and operation of the Storage Facility is in compliance with all currently applicable regulatory requirements, including all environmental laws and regulations. However, increasingly stringent regulatory requirements in the future could result in significant costs, obligations or liabilities with respect to the maintenance and operation of the Storage Facility in the future. Existing laws and regulations may be revised or new laws and regulations may be enacted which could have a negative effect on the business of the Storage LP and the results of operations of the Storage LP. In addition, the Storage Facility may become subject to regulations imposed by additional or new regulatory agencies.

In addition to the negative effect of potential new regulations on the Storage Facility directly, the Storage LP could be negatively affected by regulations that curtail the operations of NOVA Chemicals' ethylene delivery system or other facilities connected to the Storage Facility. If the Storage Facility is not able to receive ethylene because of a shutdown of the ethylene delivery system resulting from regulatory action, such event would affect the ability of the Storage Facility to operate.

Competition to the Storage Facility

The Storage Facility is currently the sole large-scale underground facility for the storage of ethylene in Alberta. Given the importance of ethylene storage to the petrochemical industry in Alberta, competition with the Storage Facility may arise, either from the development of new ethylene storage facilities in Alberta or by the conversion of existing hydrocarbon or natural gas storage caverns to ethylene storage. New storage facilities may be developed either through the mining of underground storage caverns in existing salt deposits or through the construction of above-ground storage facilities. It takes approximately three to five years to develop a new storage cavern and in order for a new underground cavern to be competitive with the Storage Facility, it would be necessary to link the cavern to new or existing ethylene or ethylene derivative support infrastructure. Pembina is not aware of any other parties developing caverns for ethylene storage in Alberta at this time. Construction of above ground storage is expensive when compared to the cost of developing underground storage and the risks to public health, safety and the environment are also higher with above ground storage. While an underground storage cavern that is currently used for NGLs could be converted into an ethylene storage facility within a few months, a link to existing petrochemical support infrastructure is required. The development of a competing ethylene storage facility could have a negative effect on the revenues and profitability of the Storage LP over the long term.

Midstream Business – Commercial Operations

Pembina's midstream commercial operations includes product storage terminalling and hub services. These activities expose Pembina to certain risks including:

- failure of counterparties and partners to perform their obligations under the contracted arrangements;
- revenue from the activities is less certain as compared to Pembina's pipeline operations and may vary month to month depending upon differences in petroleum product prices; and
- a small percentage of this revenue has a commodity risk factor.

Reliance on Management

Unitholders and other securityholders of the Fund or Pembina are dependent, senior management of PPC and the PPC Directors in respect of the governance, administration and management of all matters relating to Pembina and its operations and administration. The loss of the services of key individuals could have a detrimental effect on Pembina.

Potential Conflicts of Interest

Unitholders are dependent upon senior management of PPC and the PPC Directors for the governance and administration of the Fund and the management of Pembina. Additionally, certain directors and officers of PPC may be directors or officers of entities in competition to Pembina. As such, these directors or officers of PPC may encounter conflicts of interest in the administration of their duties with respect to Pembina.

DISTRIBUTIONS TO UNITHOLDERS

Monthly Cash Distributions

Unitholders of record on each Record Date (currently being the last business day of each month) are, to the extent declared by the PPC Directors, entitled to receive monthly cash distributions from the Fund which will be paid on the 15th day of the following month.

The Fund's cash distributions are sourced from the net cash flow realized from its ownership, through its operating subsidiaries, of pipeline and energy-related infrastructure assets. The actual amount of the Fund's cash distributions is determined by management and the PPC Directors taking into account the prevailing circumstances at the relevant time, and depends on the results of operations of the Fund's subsidiaries including, among other things (i) current and anticipated operating cash flow, (ii) general and administrative expenses of the Fund and its subsidiaries, (iii) capital expenditures, (iv) the level of any cash reserves and reclamation reserves, (v) the amount of debt repayment and service costs, and (vi) working capital requirements. Payments from the Fund's operating subsidiaries to the Fund, and the subsequent cash distributions paid to Unitholders, are subject to restrictions on payment in certain circumstances, as such payments are generally subordinate to debt obligations owed to third parties by the Fund's subsidiaries. See "Risk Factors – Risks Relating to the Fund's Structure and Securities – Variability of Cash Distributions", "Risk Factors – Risks Relating to the Fund's Structure and Securities – Debt Service" and "Description of the Fund and the Trust Units – Declaration of Trust – Cash Distributions".

The after-tax return from an investment in the Fund's Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. Returns on capital are generally taxed as ordinary income in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the holder's cost base in the Trust Units for tax purposes).

An investment in the Trust Units is subject to a number of risks that should be considered by an investor. The market value of the Trust Units may deteriorate if the Fund is unable to meet its cash distribution targets in the future, and that deterioration may be material. See "Risk Factors".

Historical Cash Distributions

The Fund has paid the following cash distributions to Unitholders in the past three fiscal years. The historical distribution payments described below may not be reflective of future distribution payments.

Month of Payment Date	Cash Distribution Per Trust Unit		
	2006	**2005**	**2004**
January	$0.095	$0.0875	$0.0875
February	$0.095	$0.0875	$0.0875
March	$0.095	$0.0875	$0.0875
April	$0.095	$0.0875	$0.0875
May	$0.095	$0.0875	$0.0875
June	$0.095	$0.0875	$0.0875
July	$0.095	$0.0875	$0.0875
August	$0.095	$0.0875	$0.0875
September	$0.100	$0.0875	$0.0875
October	$0.100	$0.0875	$0.0875
November	$0.100	$0.0875	$0.0875
December	$0.100	$0.0875	$0.0875
Total	**$1.165**	**$1.0500**	**$1.0500**

In January of 2007, a distribution of $0.100 per Trust Unit was paid to Unitholders and in each of February and March of 2007, a distribution of $0.110 per Trust Unit was paid or declared payable to Unitholders.

MARKET FOR SECURITIES

The outstanding Trust Units of the Fund are listed and posted for trading on the TSX under the symbol "PIF.UN". The following table sets forth certain trading information for the Trust Units on the TSX in 2006.

Month	High	Low	Close	Volume
January	16.80	15.80	16.61	4,391,626
February	18.45	16.25	18.35	5,624,539
March	18.58	17.11	18.05	6,225,801
April	18.19	16.75	16.85	4,618,913
May	17.14	15.96	16.25	5,317,378
June	16.74	15.11	16.25	5,173,803
July	17.15	15.64	16.90	3,855,273
August	16.99	15.73	16.95	4,675,776
September	17.75	16.65	17.35	3,225,925
October	18.35	17.07	17.32	4,235,717
November	15.75	12.88	15.08	10,794,986
December	16.30	15.05	15.83	6,131,594

The outstanding 7.50% Convertible Debentures of the Fund are listed and posted for trading on the TSX under the symbol "PIF.DB.A". The following table sets forth certain trading information for the 7.50% Convertible Debentures on the TSX in 2006.

Month	High	Low	Close	Volume
January	160.00	151.87	156.29	4,350
February	171.81	153.90	171.81	8,400
March	175.02	164.00	171.30	6,520
April	172.03	160.46	160.50	5,680
May	158.13	150.00	153.00	5,880
June	158.39	143.80	149.65	5,990
July	160.00	148.23	160.00	2,470
August	160.47	151.29	160.17	1,740
September	166.00	161.01	163.84	2,220
October	172.15	158.02	162.69	10,230
November	146.95	131.29	142.00	5,470
December	150.00	137.02	149.74	1,350

The outstanding 7.35% Convertible Debentures of the Fund are listed and posted for trading on the TSX under the symbol "PIF.DB.B". The following table sets forth certain trading information for the 7.35% Convertible Debentures on the TSX in 2006.

Month	High	Low	Close	Volume
January	134.00	126.00	132.17	72,000
February	146.57	130.15	146.24	62,465
March	148.00	135.11	144.00	60,783
April	145.00	132.36	134.82	25,460
May	135.71	126.17	128.00	25,005
June	132.77	120.76	129.25	26,840
July	135.00	125.34	134.95	28,850
August	135.48	125.12	135.00	21,470
September	141.00	131.33	134.47	16,620
October	145.25	134.38	139.00	27,130
November	123.43	107.00	117.83	22,330
December	130.15	119.78	124.64	6,540

Additionally, in July 2002, PPC issued, on a private placement basis, $100 million in Secured Senior Notes due 2017; in June 2004, PPC issued, on a private placement basis, $175 million in Unsecured Senior Notes due 2014 and $75 million in Floating Rate Senior Notes due 2009; and in September 2006, PPC issued, on a private placement basis, $200 million in Series C Senior Notes due 2012. The Senior Notes are not publicly traded. See Note 7 to the

Fund's audited consolidated financial statements for the year ended December 31, 2006 for additional information regarding the Senior Notes.

DIRECTORS AND OFFICERS

Directors of PPC

The following table sets out the name and residence for each director of PPC as of the date of this Annual Information Form, the date on which they were appointed as a director of PPC (or as a trustee of the Fund prior to an internal reorganization in which the directors of PPC replaced a board of trustees of the Fund as the entity responsible for the governance of the Fund) and their principal occupations during the past five years.

Name and Residence	Date Appointed	Principal Occupation During the Past Five Years
David A. Bissett[3][4] Calgary, Alberta, Canada	May 3, 2001	Independent businessman
Allan L. Edgeworth[2][4] Calgary, Alberta, Canada	July 1, 2006	President of ALE Energy Inc. (a private consulting company) since 2005. Formerly Chief Executive Office of Alliance Pipeline Ltd. from 2001 to 2004
Randall J. Findlay DeWinton, Alberta, Canada	March 8, 2007	Corporate director. Formerly President of Provident Energy Trust from 2001 to 2007
Lorne B. Gordon[1][3] Calgary, Alberta, Canada	October 24, 1997	Independent businessman. Formerly Vice Chairman of Coril Holdings Ltd. (a private investment and holding company) from 2004 to 2006 and Chief Executive Officer of Coril Holdings Ltd. from 1997 to 2004.
Myron F. Kanik[3] Calgary, Alberta, Canada	October 24, 1997	Independent businessman
David N. Kitchen[2][4] Calgary, Alberta, Canada	October 24, 1997	Independent businessman
Robert B. Michaleski Calgary, Alberta, Canada	January 4, 2000	President and Chief Executive Officer of PPC
Robert F. Taylor[2] Calgary, Alberta, Canada	October 24, 1997	Independent businessman

Notes:
(1) Chairman of the Board.
(2) Member of Audit Committee.
(3) Member of Human Resources and Compensation Committee.
(4) Member of the Health, Safety and Environment Committee.

Unitholders elect the directors of PPC at each annual meeting of the Fund's Unitholders. The directors of PPC serve until the next annual meeting of the Fund's Unitholders or until their successors are duly elected or appointed. All of the PPC Directors are "independent" within the meaning of National Instrument 58-101 – *Disclosure of Corporate Governance Practices* , adopted by the Canadian Securities Administrators, with the exception of Mr. Michaleski, who is the President and Chief Executive Officer of PPC.

The board of directors of PPC has three committees, being the Audit Committee, the Health, Safety and Environment Committee and the Human Resources and Compensation Committee, each of which are made up of independent directors with no relationship to management. Additional information regarding the responsibilities of these committees is contained under the heading "Statement of Corporate Governance Practices" in the Fund's information circular dated March 8, 2007 for its 2007 annual general meeting of Unitholders, and under the heading "Corporate Governance Practices" in the Fund's 2006 Annual Report.

Executive Officers of PPC

The following table sets out the name, residence and office held with PPC for each executive officer of PPC, as well as their principal occupations during the past five years.

Name and Residence	Office with PPC	Principal Occupation During the Past Five Years
Robert B. Michaleski Calgary, Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer of PPC
Michael H. Dilger Calgary, Alberta, Canada	Vice President, Business Development	Vice President, Business Development since March 2005; prior thereto President, Venturi Energy in 2004 and Vice President, Vista Midstream since 1999
S. Bruce Harris Calgary, Alberta, Canada	Vice President, Operations	Vice President, Operations of PPC since December 1, 2003; prior thereto, Manager of Pipeline Operations of PPC
Glennys E. Hermanutz Calgary, Alberta, Canada	Vice President, Corporate Affairs	Vice President, Corporate Affairs since November 1, 2006; prior thereto Manager, Corporate Development since 2004, Manager, Investor Relations from 1997 to 2004.
Peter D. Robertson Calgary, Alberta, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of PPC
D. James Watkinson, Q.C. Calgary, Alberta, Canada	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of PPC

As at March 13, 2007, the directors and executive officers of PPC beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 992,606 Trust Units, representing 0.79% of the then outstanding Trust Units of the Fund.

Conflict of Interest

The directors and executive officers named above may be directors or officers of issuers which are in competition to the Fund. As such, these directors or officers of PPC may encounter conflicts of interest in the administration of their duties with respect to the Fund. See "Risk Factors – Risks Inherent in Pembina's Business – Potential Conflicts of Interest".

Management Internalization

Prior to the Management Internalization, all of the management functions for the Fund, PPC and the Fund's other direct and indirect subsidiaries were generally performed by the Manager pursuant to the Administration Agreement and the Management Agreement. However, pursuant to the Management Internalization on June 30, 2006, the external management arrangements were effectively eliminated as the Fund, through PPC, acquired all of the shares of the Manager and the Manager delegated all of its duties under the Administration Agreement and the

Management Agreement to PPC. See "General Development of the Fund – Developments in 2006 – Other Matters – Management Internalization".

Governance Agreement

The Governance Agreement sets forth certain provisions regarding the governance of PPC and its sole shareholder, the Fund. The articles of amalgamation of PPC provide that the number of directors is fixed at a minimum of five and a maximum of nine. Based on an ordinary resolution passed at an annual general meeting of Unitholders, the Trustee shall vote the PPC Shares to appoint the directors of PPC, provided that the directors may, between such meetings appoint one or more additional directors to serve until the next annual meeting, provided that the number of additional directors shall not exceed one-third of the number of directors who hold office at the expiration of the last annual meeting. The Governance Agreement will remain in force for as long as the Management Agreement remains in force. The Governance Agreement also provides that, as long as the Fund owns at least 25% of the PPC Shares, it is entitled to control 100% of the votes associated with the PPC Shares.

AUDIT COMMITTEE INFORMATION

The Audit Committee's Charter

The Audit Committee Charter is set forth in Appendix "A" to this Annual Information Form.

Composition of the Audit Committee

The Fund's Audit Committee is comprised of Robert F. Taylor as Chairman, Allan L. Edgeworth and David N. Kitchen, each of whom is independent and financially literate within the meaning of the Multilateral Instrument 52-110 – *Audit Committees* of the Canadian Securities Administrators. Set forth below are additional details regarding each member of the Audit Committee.

Robert F. Taylor

Robert F. Taylor is the Chairman of the Audit Committee. Mr. Taylor has no direct or indirect material relationship with PPC and is therefore able to exercise independent judgment in his role on the Committee. He became Executive Vice President of Shell Canada Resources in 1991, following three years with Shell International Petroleum Company in London, England. He is currently a Director of McTay Holdings Limited, a private land development company and Sempa Power Systems Limited a private company that has a focus on reducing energy costs and greenhouse gas emissions. He is actively involved in the governance of The Duke of Edinburgh Commonwealth Study Conferences. This experience, coupled with his designation as a Chartered Accountant, which he received in 1965, provide him with the skill set and financial literacy required to carry out his duties as a member of the Audit Committee.

Allan L. Edgeworth

Allan L. Edgeworth has been a member of the Audit Committee since his appointment as a director of PPC on July 1, 2006. He is independent of PPC in that he has no direct or indirect material relationship with PPC. Mr. Edgeworth has an extensive energy pipeline background, having held a number of positions at the senior executive level, the most recent being President and CEO of Alliance Pipeline Ltd. from 2001 to 2004. He holds a Bachelor of Applied Science in Geological Engineering and is a graduate of the Queen's Executive Program. His education and work history illustrate that he is financially literate and has the skills to manage the level and complexity of the accounting issues dealt with by the Audit Committee.

David N. Kitchen

David N. Kitchen has been a director of PPC since April 1999. He is independent of Pembina as he has no direct or indirect material relationship with Pembina. Mr. Kitchen has an Honours Degree in Political Science and Economics from the University of Toronto and is a graduate of the Executive Program in Business from Columbia

University. His education and work history, which includes being Senior Vice-President and General Manager, Alberta and Northwest Territories with the Royal Bank of Canada and Senior Vice-President, Global Energy of the Royal Bank, indicates his financial literacy and competency to work with the issues handled by the Audit Committee.

All members of the Audit Committee possess the work experience and education necessary to understand the accounting principles used by Pembina to prepare financial statements, the ability to assess the general application of such accounting principals, and the ability to analyze and evaluate financial statements of the Fund.

External Auditor Service Fees

The following table sets out the fees paid to the external auditor in each of the last two financial years for services provided to Pembina:

Year	Audit Fees[1]	Audit-Related Fees[2]	Tax Fees[3]	All Other Fees[4]
2006	$274,000	$12,000	$51,000	$nil
2005	$250,000	$50,000	$28,000	$nil

Notes:

(1) Audit fees were for professional services rendered by KPMG LLP for the audit of the Fund's annual financial statements and reviews of the Fund's quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of the Fund's financial statements and not reported under "Audit fees" above.

(3) Tax fees were for tax compliance, tax advice and tax planning. The fees were for services performed by the Fund's auditors' tax division except those tax services related to the audit.

(4) All other fees are fees for products and services provided by the Fund's auditors other than those described as "Audit fees", "Audit-related fees" and "Tax fees".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of PPC, none of the directors or executive officers of PPC, and no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the Trust Units, and no associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any material transaction with Pembina since January 1, 2003 or in any proposed transaction that would materially affect Pembina, except as set forth below. The executive officers of PPC (including Robert B. Michaleski, who is also a director of PPC) were, prior to the Management Internalization, also shareholders, directors and officers of the Manager, which, prior to the Management Internalization, received payment of fees for managing the business and affairs of the Fund and its subsidiaries pursuant to the Management Agreement. In 2006, total compensation paid to the Manager pursuant to the Management Agreement prior to the Management Internalization was $1,037,073, consisting of $679,450 of management fees and $357,623 of distribution-based incentive fees. No acquisition fees were paid to the Manager and the Manager was not reimbursed for any expenses during this period. As stated above, each of the executive officers of PPC was a Shareholder of the Manager prior to the Management Internalization and thus received payment from PPC for their shares of the Manager pursuant to the Management Internalization. See "General Development of the Fund – Developments in 2006 – Other Matters – Management Internalization".

MATERIAL CONTRACTS

Set out below are the contracts material to the Fund and its subsidiaries that are currently in effect, other than contracts entered into in the ordinary course of business:

1. the Declaration of Trust (see "Description of the Fund and the Trust Units – Declaration of Trust"); and

2. the Governance Agreement (see "Directors and Officers – Governance Agreement").

Copies of the above contracts are filed on the Fund's SEDAR profile at www.sedar.com.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Trust Units and each outstanding series of Convertible Debentures is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario.

INTERESTS OF EXPERTS

The auditors of the Fund are KPMG LLP, Chartered Accountants, Calgary, Alberta, Canada. KPMG LLP has confirmed that is independent in accordance with the relevant rules and related interpretation prescribed by the Institute of Chartered Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on the Fund's company profile on the SEDAR website at www.sedar.com and on Pembina's website at www.pembina.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Fund's Structure and Securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Fund's information circular dated March 8, 2007 for its 2007 annual general and special meeting of Unitholders which has been filed on SEDAR. Furthermore, additional financial information relating to the Fund is provided in the Fund's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2006, which have also been filed on SEDAR.

APPENDIX "A"

AUDIT COMMITTEE CHARTER

The Audit Committee is a committee of the board of directors (the "**Board**") of PPC to which the Board has delegated certain responsibilities relating to the integrity of financial reporting, oversight of the external auditors, and the performance of internal accounting procedures, for the Fund, PPC and Pembina as a whole. The Audit Committee also prepares reports, if and when required, for inclusion in Pembina's disclosure documents.

The objectives of the Audit Committee are:

(a) to assist the Board in fulfilling its oversight responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements and related matters;

(b) to enhance the external auditor's independence;

(c) to increase the transparency, credibility and objectivity of financial reporting; and

(d) to enhance communication between management, the external auditors, and the Board.

Membership and Policies

The Board will appoint members of the Audit Committee. The Audit Committee must be composed of not less than three members of the Board, each of whom must be independent (as that term is defined in an audit committee context by applicable securities laws). The Board will fill any vacancy in the event the Audit Committee has less than three members and may remove members by resolution.

Each member of the Audit Committee must be financially literate. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the financial statements.

The Audit Committee will select a Chair from among their number.

The Audit Committee has the authority to select, engage and remunerate independent counsel and other advisers to assist in carrying out its duties, as deemed necessary. Pembina will provide appropriate funding to compensate the external auditor and any advisors that the Audit Committee chooses to engage.

In discharging its duties under this Charter, the Audit Committee may investigate any matter brought to its attention and will have access to all books, records, facilities and personnel, may conduct meetings or interview any officer or employee, PPC's legal counsel, external auditors and consultants, and may invite any such persons to attend any part of any meeting of the Audit Committee.

The Audit Committee has neither the duty nor the responsibility to conduct audit, accounting or legal reviews, or to ensure that PPC's financial statements are complete, accurate and in accordance with generally accepted accounting principles ("**GAAP**"); rather, management is responsible for the financial reporting process, internal review process, and the preparation of PPC's financial statements in accordance with GAAP, and PPC's external auditors are responsible for auditing those financial statements.

Functions

External Auditor

The Audit Committee is directly responsible for the appointment, termination, compensation, retention and oversight of the work of the external auditing firm employed by PPC (including resolution of disputes between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The Audit Committee's selection of the external auditor is subject to approval by the Fund as sole shareholder and by the Unitholders and as required by the Declaration of Trust.

The external auditor will report directly to the Audit Committee.

The Audit Committee must pre-approve all auditing services and permitted non-audit services provided by the external auditor, and will consider whether the provision of any non-audit services is compatible with the auditor's independence.

The Audit Committee will evaluate, at least annually, the auditor's qualifications, performance and independence. The Audit Committee will present its conclusions with respect to the external auditor to the Board.

Employees or former employees of the external auditor may not be hired by PPC without the prior approval of the Audit Committee.

Oversight of Financial Statements and Internal Controls and Procedures

The Audit Committee will meet with management and the external auditor to discuss annual and quarterly financial statements and management's discussion and analyses and earnings press releases. The Audit Committee will review and discuss the financial information to be included in public disclosure documents and determine whether to recommend to the Board that the financial statements be presented to the Fund as sole shareholder and to the Unitholders.

At each meeting, the Audit Committee will meet in-camera, without management or external auditors present, and will meet in a separate session with the lead partner of the external auditor.

The Audit Committee will review with the Chief Financial Officer (the "**CFO**") and the external auditor any changes in accounting policies as well as any other significant financial reporting issues.

The Audit Committee will review with the external auditors:

(a) plans, staffing and scope for each annual audit;

(b) the results of the annual audit and resulting opinion including major issues regarding accounting and auditing principles and practices;

(c) the adequacy of internal controls; and

(d) audit problems or difficulties and management's responses in respect of disagreements and to facilitate the resolution of such disagreements and restrictions on the scope of access to information.

The Audit Committee will review with the Chief Executive Officer (the "**CEO**") and the CFO PPC's disclosure controls and procedures and at least annually will review management's conclusions about the efficacy of disclosure controls and procedures, including any significant deficiencies or material non-compliance with disclosure controls and procedures.

The Audit Committee will establish a Whistleblower Policy, including procedures for:

(a) the receipt, retention and treatment of complaints received by PPC regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The Audit Committee will review with management and the external auditor any material correspondence with regulators or government agencies and any employee complaints or published reports which raise issues regarding PPC's financial statements or accounting policies.

The Audit Committee will meet periodically with the appropriate legal advisors to review material legal issues, PPC's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

Additional Duties and Responsibilities

The Audit Committee will also:

(a) review the appointments of the CFO and any other key financial executives who are involved in the financial reporting process;

(b) review and reassess the adequacy of this Charter annually and submit any proposed changes to the Board for approval;

(c) facilitate information sharing with other committees as required to address matters of mutual interest or concern in respect of PPC's financial reporting;

(d) report regularly to the Board on its activities, including the results of meetings and reviews undertaken, and any associated recommendations;

(e) receive and review reports from the corporate pension committee at Pembina and to recommend or approve changes as appropriate with respect to risk management of pension assets and liabilities, actuarial valuation as required by statute, the Statement of Investment Policies and Procedures, funding policy and fund performance for the pension plans; and

(f) jointly with the Human Resources and Compensation Committee, report on the status of the pension plans to the Board at least annually.

The Audit Committee will perform such other functions as are assigned by law and PPC's By-laws, and on the instructions of the Board.

Meetings

The Audit Committee will meet quarterly, or more frequently at the discretion of the members of the Audit Committee, as circumstances require.

Notice of each meeting of the Audit Committee will be given to each member and to the external auditor, who is entitled to attend each meeting of the Audit Committee. The notice will:

(a) be in writing (which may be communicated by fax or email);

(b) be accompanied by an agenda that states the nature of the business to be transacted at the meeting in reasonable detail;

(c) to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

(d) be given at least 48 hours preceding the time stipulated for the meeting, unless notice is waived by the committee members.

A quorum for a meeting of the Audit Committee is a majority of the members present in person or by telephone.

If the Chair is not present at a meeting of the Audit Committee, a Chair will be selected from among the members present. The Chair will not have a second or deciding vote in the event of an equality of votes.

The Audit Committee may invite others to attend any part of any meeting of the Audit Committee as it deems appropriate. This includes other directors, members of management, any employee, PPC's legal counsel, external auditors and consultants.

Minutes will be kept of all meetings of the Audit Committee. The minutes will include copies of all resolutions passed at each meeting, will be maintained with PPC's records, and will be available for review by members of the Audit Committee, the Board, and the external auditor.


END